As filed with the Securities and Exchange Commission on September 28, 2026.
Registration
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HMH Holding Inc.
(Exact name of registrant as specified in its charter)

Delaware	3533	99-2746883
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
3300 North Sam Houston Parkway East
Houston, Texas 77032
(281) 449-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dwight W. Rettig
General Counsel
3300 North Sam Houston Parkway East
Houston, Texas 77032
(281)
449-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James B. Marshall Lakshmi Ramanathan Baker Botts L.L.P. 910 Louisiana Street Houston, TX 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public
: From time to t
ime
after the
effect
ive date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, the securities described herein in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September 28, 2026

Prospectus

31,891,652 shares

HMH Holding Inc.

Class A common stock

This prospectus relates to the resale, from time to time, by the selling stockholders identified in this prospectus (the “Selling Stockholders”) of up to 31,891,652 shares of our Class A common stock, par value $0.01 per share (our “Class A common stock”).

The Selling Stockholders may offer, sell or distribute all or a portion of our Class A common stock hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of our Class A common stock by the Selling Stockholders. We will bear certain fees and expenses incident to the registration of these securities. The Selling Stockholders will bear all commissions and discounts, if any, attributable to their sale of shares of our Class A common stock. See “Plan of distribution.”

Our Class A common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “HMH.” The last reported sales price of our Class A common stock on Nasdaq on September 25, 2026 was $19.16 per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk factors” and “Summary—Emerging growth company status.”

Investing in our Class A common stock involves risks. See “Risk factors” beginning on page 29 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2026.

i

About this prospectus

We have not, and the Selling Stockholders have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. We and the Selling Stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the Selling Stockholders are not, making an offer to sell the securities described herein in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk factors” and “Cautionary statement regarding forward-looking statements.”

Presentation of financial and operating data

HMH Inc. (as defined herein) was formed on April 29, 2024, and did not conduct any material business operations prior to the completion of the reorganization transactions described under “Summary–Initial public offering and corporate reorganization” (such transactions, the “Corporate Reorganization”) other than certain activities related to the IPO (as defined herein). Our predecessor consists of HMH B.V. (as defined herein) and its subsidiaries on a consolidated basis.

On April 2, 2026, the Corporate Reorganization was completed in connection with HMH Inc.’s initial public offering (the “IPO”) of 10,520,000 shares of our Class A common stock, which closed on April 2, 2026. See “Summary–Initial public offering and corporate reorganization.” As a result of the Corporate Reorganization, HMH Inc. became a holding company whose sole material asset consists of an equity interest in HMH B.V. On May 5, 2026, HMH Inc. completed the sale to the underwriters in the IPO of an additional 685,844 shares of our Class A common stock pursuant to the over-allotment option granted to the underwriters in connection with the IPO.

Unless otherwise indicated, the historical consolidated financial and operating information included in this prospectus for periods prior to the IPO presents the historical financial and operating information of HMH B.V. Historical financial and operating information is not indicative of the results that may be expected in any future periods. For more information, please see the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. Certain amounts and percentages herein may not sum due to the use of rounded numbers.

Industry and market data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources, including the International Energy Agency (“IEA”), as well as publicly available information. In some cases, we do not expressly refer to the sources from which this data is derived. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described under “Risk factors.” These and other factors could cause results to differ materially from those expressed in these publications. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

ii

Trademarks and trade names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by, us or such third parties. Solely for convenience, the trademarks and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and service marks.

iii

Summary

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision with respect to our Class A common stock. You should read the entire prospectus carefully, including the consolidated financial statements and related notes thereto included elsewhere in this prospectus. You should read “Risk factors” for more information about important risks that you should consider carefully before buying our Class A common stock.

HMH Holding Inc. (“HMH Inc.”) is a holding company formed to own all of the voting equity of HMH Holding B.V., formerly known as MHH Holding B.V. (“HMH B.V.”). HMH Inc.’s sole material asset consists of an equal number of B.V. Voting Class A Shares and B.V. Voting Class B Shares (each as defined herein). HMH Inc., through HMH B.V. and its subsidiaries, conducts our business. Accordingly, our historical financial statements prior to the IPO are those of HMH B.V., which we refer to herein as our “predecessor.”

Unless the context otherwise requires or as otherwise indicated, references in this prospectus to (i) the “Company,” “HMH,” “we,” “our” and “us,” or like terms, (a) for periods prior to completion of the IPO, refer to the assets and operations of HMH B.V. and its subsidiaries, and (b) for periods after completion of the IPO, refer to the assets and operations of HMH Inc. and its subsidiaries, including HMH B.V. and its subsidiaries, (ii) “Baker Hughes” refer to Baker Hughes Company (Nasdaq: BKR) and its wholly owned subsidiary, Baker Hughes Holdings LLC, (iii) “Akastor” refer to Akastor ASA (OSE: AKAST) and its wholly owned subsidiaries, Akastor AS, Mercury HoldCo AS and Mercury HoldCo Inc., and (iv) “Principal Stockholders” refer to Baker Hughes and Akastor. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of selected terms” beginning on page A-1 of this prospectus.

Company overview

We are a leading provider of highly engineered, mission-critical equipment solutions, providing customers with a comprehensive portfolio of drilling equipment, services and systems utilized in oil and gas drilling operations, both offshore and onshore. Our global reach, technical expertise and innovative product offerings, coupled with our integrated operations from manufacturing to aftermarket services, allow us to provide customers with first class technology, engineering and project management services through the entire asset lifecycle of the equipment we provide. In addition, we are growing our portfolio of products and services to adjacent industries, such as mining. The complexity and criticality of our installed equipment drive customers to choose us for their aftermarket support, particularly in the offshore environment, which is subject to extensive regulation.

Our comprehensive portfolio of offerings, supported by integrated delivery capabilities and broad range of applications, enables us to address a full range of customer priorities. Our offerings are broadly categorized as:

•

Sales of projects and products. This includes (i) comprehensive drilling equipment packages containing a full suite of components needed for a newbuild or reactivated drilling rig and (ii) individual or grouped components of drilling and pressure control equipment that facilitate customers maintaining and upgrading their existing fleet. During the six months ended June 30, 2026 and the year ended December 31, 2025, we derived 15.6% and 26.0%, respectively, of our revenue from sales of projects and products.

•

Aftermarket services. This includes services on installed equipment and integrated digital solutions. Our aftermarket services facilitate customers maintaining and improving the lifespan, safety and efficiency of their existing drilling rig fleets. During the six months ended June 30, 2026 and the year ended December 31, 2025, we derived 47.1% and 46.7%, respectively, of our revenue from aftermarket services.

•

Sales of spare parts. This includes replacement parts for installed equipment used in oil and gas drilling operations. During the six months ended June 30, 2026 and the year ended December 31, 2025, we derived 37.3% and 27.3%, respectively, of our revenue from sales of spare parts.

[1]	NCS = Norwegian Continental Shelf

Approximately 75% of our installed base of equipment serves the offshore drilling market, which is more highly regulated, more demanding and more technologically sophisticated than is typically encountered in the onshore market. As a result, offshore operators require highly engineered equipment and technical support services to keep their operations running safely, efficiently and productively. We believe that we are well-positioned to continue supporting and building our presence in the offshore drilling market as a result of our full, integrated suite of mission-critical drilling solutions, highly technical expertise, aftermarket services offerings and long experience providing and maintaining equipment in this industry.

We are a global company, with locations in 15 countries and sales in over 80 countries in 2025. We are headquartered in Houston, Texas, USA, with two major operational centers located close to key offshore areas in Houston, Texas, USA, and Kristiansand, Norway. In addition to our sales offices and direct sales efforts, we incorporate distributors and manufacturing sales representatives into our sales and marketing channels in certain limited locations to market our various offerings.

We sell equipment and services to three core customer categories across the markets that we serve: (i) drilling contractors; (ii) operators, including both oil and gas exploration and production (“E&P”) companies and mining companies onshore and offshore; and (iii) manufacturers, consisting of shipyards and manufacturers of capital equipment. In addition to providing a range of equipment, spare parts, recurring aftermarket services and digital solutions to the onshore and offshore oil and gas drilling industry, we provide equipment and services to the onshore and subsea mining industry. Over our 125-year history, we believe we have developed trusted relationships with our customers and a strong reputation across industries with recognizable brand names, such as Hydril Pressure Control (“Hydril”), VetcoGray, Wirth and Maritime Hydraulics.

Health, Safety, Security and Environment (“HSSE”) is a key component of our organizational culture, and we strive to cultivate an HSSE-focused mindset among our employees and in connection with our activities. Our employees are expected to advance our corporate HSSE values and principles, including caring for the environment and prioritizing the safety and well-being of our employees and other stakeholders.

We have an asset-light business model through the leveraging of our existing operating footprint and original equipment manufacturer (“OEM”) and certified equipment manufacturer (“CEM”) business model and are well positioned to grow and scale our business with low incremental investment and capital expenditures. For the years ended December 31, 2024 and 2025 and the six months ended June 30, 2026, our capital expenditures, including development costs, represented only 2.4%, 2.4% and 2.6%, respectively, of revenue.

HMH B.V. was formed on October 1, 2021, through the combination of Baker Hughes’s Subsea Drilling Systems pressure control business and Akastor’s MHWirth drilling equipment business. After giving effect to the IPO, the Corporate Reorganization and related transactions, Baker Hughes and Akastor each owned 15,945,826 shares of our Class B common stock, par value $0.01 per share (our “Class B common stock”), collectively owning all of the shares of our Class B common stock, representing approximately 72% of the total voting power of our capital stock, and each owned 15,945,826 B.V. Non-Voting Class A Shares (as defined herein) and 15,945,826 B.V. Non-Voting Class B Shares (as defined herein), collectively owning all of the B.V. Non-Voting Shares (as defined herein), representing approximately a 72% equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V. Baker Hughes is an energy technology company with a diversified portfolio of technologies and services that span the energy and industrial value chain. Akastor is a Norway-based oil services investment company with a portfolio of industrial and financial holdings.

Together with our traditional business lines, we are embracing new opportunities in adjacent industries, including subsea mining. We approach all industries with a commitment to quality, safety and value. In even the most demanding environments, we strive to deliver value-adding products and services.

Our history and brands

Although the HMH trade name was created in connection with the formation of HMH B.V. in 2021, many of our product lines have been associated with the manufacture of highly engineered, mission-critical equipment for the oil and gas drilling industry for decades, and in the case of Wirth, for more than 125 years. Building on our legacy of historical brands, and with an eye towards innovation, we have created a comprehensive portfolio of products, systems and services for offshore and onshore drilling, subsea and onshore mining and certain large and complex construction applications. We continue to build on our legacy of historical brands such as Maritime Hydraulics, Wirth and Hydril, among others, giving us a unique opportunity to innovate in different segments and expand on our existing portfolio.

Many of our product lines have been in existence for decades, providing us opportunities to pursue improvements and innovations as our customers grow and undertake new challenges. Wirth developed its first mud pump in 1905, and since then has continuously worked to improve the portfolio of mud pump designs. Wirth was also one of the pioneers of pile top drill rigs and reverse circulation drilling. Hydril Company, a name derived from the term “Hydraulic Drilling Equipment,” was formed in 1933. During that decade, it produced the first hydraulically operated blowout preventer (“BOP”). We reached another milestone when we began delivering drawworks and pyramid masts and substructures for onshore rigs in 1950.

Maritime Hydraulics, which was established in 1968, launched the drilling industry in Kristiansand, Norway in support of Norway’s development of offshore oil production in the early 1970s. In the 1980s, Maritime Hydraulics built its first top drives, of which we have delivered nearly 400 units. In addition to our drawworks portfolio, we launched the award-winning RamRig™ in 1996, a highly efficient compensating system for semisubmersible and drillship operations.

The long history of our brands and high customer recognition enables us to pursue research and development (“R&D”) efforts to innovate existing product and service offerings for our customers, such as the fully electric BOP in development that we believe is the first of its kind and will pave the way for safer, more efficient and environmentally sustainable drilling operations. As compared to traditional hydraulic systems, a fully electric BOP minimizes downtime and reduces maintenance costs by providing active monitoring, real-time data and remote-control capabilities. We are also developing several other cutting-edge technologies and solutions, such as a newly designed rotating control device for managed pressure drilling and enhanced pressure assisted shearing for BOPs.

Our global footprint and large installed base

We have a large, scalable and geographically diverse footprint with crucial customer proximity. Across our presence in 15 countries, we operate over 30 physical locations and delivered sales in over 80 countries in 2025. There are over 1,100 installations with our equipment globally. Our equipment offerings can be utilized in both offshore and onshore drilling markets, and we maintain locations near strategically important offshore drilling regions, including the Gulf of Mexico, also referred to as the Gulf of America (the “Gulf”), the North Sea, Asia, South America, West Africa and the Middle East.

Approximately 75% of our installed base serves the offshore market, and we have delivered mission-critical rig equipment packages (defined as two or more integrated systems), either pressure control systems, topside equipment or a full suite of products, to more than 140 offshore drilling rigs and platforms. Approximately 78% of the marketed mobile offshore drilling units with our systems are younger than 16 years old. Offshore rigs with our equipment packages that are currently part of the global rig fleet operate primarily in international markets, including 21 floaters in the North Sea and Europe, 14 in Latin America, 14 in Asia, 10 in North America and seven in Africa and the Middle East. Jack-ups and platform rigs with our packages also operate primarily in international markets, including 28 in the North Sea and Europe, eight in Asia, seven in North America and three in Africa and the Middle East. In addition, we also have six tender rigs in Asia.

Our operations are heavily focused on aftermarket services and sales of spare parts, which accounted for 47.1% and 37.3%, respectively, of our revenue during the six months ended June 30, 2026 and 46.7% and 27.3%, respectively, of our revenue during the year ended December 31, 2025. A substantial majority of our revenues from aftermarket services and sales of spare parts are derived from the offshore oil and gas industry. Our ability to generate resilient and recurring revenues from aftermarket services and sales of spare parts is a direct result of our current and growing base of equipment installations globally. Increased drilling activity and wear-and-tear across our large installed base will continue to drive increased revenue from aftermarket services and sales of spare parts.

To effectively service our customers, we utilize our international presence, our global supply chain capabilities and a network supported by a broad and diverse supplier base that works seamlessly with our technical teams. Our global supply chain initiates and drives innovation and cost reductions by establishing long-term partnerships with qualified suppliers and optimizing inventory.

Our products

We provide a broad suite of mission-critical, highly engineered equipment to the global oil and gas drilling and mining industries. Our equipment generally falls under two broad categories: (i) pressure control systems, including BOPs, and (ii) topside equipment, which is comprised of hoisting and rotating systems and drilling (mud) circulating systems. We have also developed a comprehensive suite of digital solutions that are integrated with, and augment the functionality of, many of the products we provide, as described under “—Digital innovation.”

Pressure control systems

Our pressure control systems are critical pieces of safety equipment that are integral for the safe operation of oil and gas drilling rigs. We provide the following primary pieces of equipment under our pressure control systems:

•

Blowout Preventers (BOPs): The BOP is a series of valves designed to either shear the drillstring or close around the drillstring (via pipe rams in a ram BOP or by an annular BOP) to stop the uncontrolled flow of hydrocarbons from the wellbore. BOPs can either be placed on the seabed (a subsea BOP) or at surface as is commonly done in offshore jack-ups and onshore rigs.

•

BOP Control Systems: Given the criticality of the BOP, the control systems monitor, activate and test the BOPs. In the event of an issue, the control system will activate the BOP by either: (i) a signal sent by an operator, (ii) a loss of signal from surface or (iii) manual activation by a remotely operated vehicle.

•

Drilling Risers: The subsea riser is a buoyant pipe that the drillstring runs through and provides a conduit between the rig and the BOP or wellhead to transport drilling mud, as well as providing additional pipes that function as hydraulic fluid supply and choke and kill fluid lines.

•

Wellhead Connectors: Our H-4 type wellhead connectors are the industry leader in performance ratings and installed base. These devices connect a subsea BOP stack to the wellhead and are used on other OEMs’ BOP stacks.

Topside equipment

Our highly engineered topside equipment, which consists of hoisting and rotating systems and drilling (mud) circulating systems, is critical to a rig’s ability to lift, manage and rotate the drillstring and circulate drilling fluids through the wellbore.

Hoisting and rotating systems

We provide the following primary pieces of equipment under our hoisting and rotating systems:

•

Top Drive: The top drive sits within the upper portion of the derrick and applies rotation / torque to the drillstring during drilling operations. We have a long-standing history of providing high-spec, highly reliable top drives that are used by many of the largest global drilling contractors.

•

Iron Roughneck and Pipe Handling: The iron roughneck is used to make and later break connections in the drillstring, removing personnel from a very dangerous step in the process. The increased drilling cadence in both onshore and offshore makes the iron roughneck a key service item.

•	Derrick and Drawworks: The derrick and drawworks are the weight bearing components of the rig that provide the lifting capacity to the rig.

Drilling (mud) circulating systems

We provide the following primary pieces of equipment under our drilling (mud) circulating systems:

•

Mud Pumps: The mud pump is utilized to circulate drilling fluid (mud), which is critical as the fluid provides the primary pressure control, hole cleaning and friction reduction during drilling. As wellbores are increasingly complex and longer, operators require higher horsepower mud pumps to circulate fluid.

•	Slurry Pumps: Slurry pumps are our mud pumps that have been redesigned to be utilized in the transport of slurry in mining applications.

•

Mud Mixing and Control Systems: The drilling fluid needs to be carefully mixed and monitored to achieve required properties for the specific operation, such as weighting to avoid either the loss of well control (underweight) or loss of fluid (overweight).

Our services

Our aftermarket services generally fall under two broad categories:

•	Transactional Services: Transactional services are services on installed equipment, such as the overhaul and repair of installed equipment, recertifications and field labor.

•	Integrated Solutions: We combine various tools, software and services to provide comprehensive digital solutions designed to drive productivity, safety and efficiency in our customers’ operations.

As depicted in the graphic below, our growing portfolio of integrated solutions is designed to deliver clear value to our customers by increasing operational efficiency and reducing costs.

Digital innovation

We have invested in developing digital solutions to support the safe and efficient operations of our equipment and are a leading provider of next-generation monitoring and control systems driving the future of drilling. Our digital solutions include products and services that enable operational optimization such as remote drilling automation and condition-based monitoring. Our real-time monitoring and analytics capabilities provide operational and service insights that can save our customers time and money. These offerings are an important part of our business as they provide recurring and stable revenue and upgrade opportunities to older equipment as our customers continue to invest in their own digitalization initiatives. In addition, the horizontal nature of this technology provides us with the opportunity to establish a presence in new adjacent end markets.

In alignment with our customers, we have taken the approach of building our digital solutions in a cloud-first, modern and open architecture. This provides our customers the ability to integrate our digital solutions into their existing workflow and monitoring systems and allows for the optimization of the entire well life cycle at lower costs. The differentiated nature of our digital solutions and value proposition for our customers provides a strong recurring base of revenue to our core business.

For example, we provided a next-generation rig equipment package to a customer as depicted below, which we believe has the potential to significantly reduce the number of personnel required to operate the rig relative to existing equipment.

Spare parts

We provide a broad range of replacement and spare parts for installed equipment used in both onshore and offshore oil and gas drilling operations. Our spare parts replace existing installed components on rigs that have weathered the wear-and-tear involved with repetitive use throughout the lifecycle of a rig, especially in harsh offshore environments, and keep rigs functioning safely and efficiently. Additionally, our spare parts sales help customers bring back into service rigs that have been warm stacked or cold stacked. Our spare parts are compatible with our current and growing base of equipment installations globally, and such spare parts are also compatible with, and can serve as replacements for, equipment from most other major OEMs.

Our business model

We offer drilling solutions through sales of projects and products, aftermarket services on our installed base of equipment and sales of spare parts. During the six months ended June 30, 2026, we derived $53.4 million in revenue, or 15.6% of our revenue, from sales of projects and products, $161.1 million in revenue, or 47.1% of our revenue, from aftermarket services and $127.7 million in revenue, or 37.3% of our revenue, from sales of spare parts. During the year ended December 31, 2025, we derived $214.0 million in revenue, or 26.0% of our revenue, from sales of projects and products, $383.4 million in revenue, or 46.7% of our revenue, from aftermarket services and $224.4 million in revenue, or 27.3% of our revenue, from sales of spare parts.

Sales of projects and products

We define a project as the sale of two or more integrated systems that are designed to work together on a single drilling rig. Project sale revenue is derived primarily from new construction, reactivation or, less commonly, a significant capital upgrade to an existing drilling rig. Project sales are largely tied to the offshore rig newbuild cycle, particularly to the construction of floaters and jack-ups. Such projects entail substantial commissioning, manufacturing and installation, and thus shipyards or other customers seeking to outfit a newbuild or significantly upgrade an existing drilling rig prefer OEMs with differentiating expertise and reliability such as us. Production, delivery and installation on a project can span from 1.5 to 3.5 years. For a newbuild rig, we can provide an entire package of drilling equipment, which, based on the previous build cycle that ended in 2015, represents a revenue opportunity of approximately $45 million in sales for a jack-up rig, approximately $200 million to $300 million in sales for a floater and approximately $15 million to $25 million in sales for a land rig.

In addition to project sales, we sell new pieces of equipment and components to our offshore customers. As the offshore drilling market has largely avoided ordering newbuild rigs over the past seven to ten years, demand for our products has stemmed largely from wear-and-tear on the installed base as components age and operating requirements increase. Product sale revenue is derived from customers seeking to upgrade the capabilities of existing drilling rigs or replace existing equipment that is in need of major refurbishment or no longer operational, including equipment and components needed in connection with bringing warm stacked or cold stacked rigs back into service. Our project and product dynamics are similar across the onshore drilling market; however, in the current environment, onshore customers are more likely to embark on newbuild rig programs than in the offshore drilling market, especially in the Middle East.

We are one of the few global OEMs and CEMs capable of delivering a comprehensive drilling equipment package that meets the stringent requirements demanded by major international oil and gas E&P companies and national oil companies to operate in harsh, offshore environments and environmentally sensitive areas. As of September 21, 2026, we and our predecessor companies have delivered integrated systems to over 140 offshore rigs since 1983, have supplied components to over 800 offshore installations since 1975 and have supplied components to over 300 onshore rigs since 2012.

Our comprehensive product offerings, manufacturing expertise and leading-edge technology allow us to provide all the critical components needed for a modern drilling rig capable of operating in challenging conditions and environmentally sensitive areas for customers who are acutely focused on safe and responsible drilling operations. These include integrated topside drilling packages for jack-ups, floaters and platforms; integrated pressure control systems deployed onshore and offshore, both at surface and subsea; and equipment certified for operation on the Norwegian Continental Shelf.

Aftermarket services

We have over 1,100 equipment installations globally. Demand for aftermarket services on existing rigs is largely driven by the installed base of our equipment already in operation, the intensity at which that equipment is being run and the age of the equipment. In the case of subsea BOPs and drilling risers, regulators in the United States and Europe mandate regular inspections and certification of the equipment, which are performed by the OEM.

In the offshore market, we are the provider of choice to inspect, maintain, recertify and repair, either by mandate or industry best practices, the equipment that we have delivered. Given the complexities of offshore equipment, even in situations where the OEM is not mandated to perform the service, it is uncommon for a customer to engage a third party to perform the work. We leverage our global operating footprint and supply chain to deliver this service to our customers in a timely and cost-effective manner. For example, on average, we provide recurring aftermarket services on our installed BOPs for over 25 years, which includes recertification every five years, regular monitoring and maintenance on an as-needed basis.

The equipment with the highest aftermarket service revenue potential is the BOP, followed by mud pumps, iron roughnecks and associated pipe handling equipment, subsea risers and top drives. As is typical in the industry, once we install equipment we tend to generate nearly all of the service revenue associated with the equipment. Following an initial construction phase, a typical rig, depending on type, will operate for around 20 to 30 years and will be subject to routine regulatory inspections and maintenance, periodic recertifications of pressure control equipment and potentially overhaul. The average number of years of production remaining on fixed platforms in service today is more than 20 years.

Sales of spare parts

We provide a broad range of replacement and spare parts for installed equipment used in both onshore and offshore oil and gas drilling operations. Our spare parts replace existing installed components on rigs that have weathered the wear-and-tear involved with repetitive use throughout the lifecycle of a rig, especially in harsh offshore environments, and keep rigs functioning safely and efficiently. Additionally, our spare parts sales help customers bring back into service rigs that have been warm stacked or cold stacked. Our spare parts are compatible with our current and growing base of equipment installations globally, and such spare parts are also compatible with, and can serve as replacements for, equipment from most other major OEMs.

Source: Company management

We are able to partner with customers to deliver equipment sales, spare parts sales and aftermarket services through the entire operating life of a rig to provide the performance, efficiency and safety they have come to expect. Such partnership is exemplified by our contractual service agreements (“CSAs”) with customers, which are long-term agreements under which we provide a tailored, unique solution to our customers’ aftermarket service needs for between five and ten years after initial installation. We provide our customers with transparent pricing and payment structures that are predictable. We leverage our experience and expertise to take advantage of predictive analytics and continuous certification to improve equipment availability and reduce operational costs for our customers while also limiting the impact of any potential supply chain slowdowns on our customers’ equipment. With our CSA offerings, for example, we have partnered with our customers to enhance BOP system availability by transferring the responsibility for BOP performance, including the management and servicing of equipment, to us. In addition to mitigating risks associated with downtime and repair costs, our customizable structures can be fine-tuned to address long-term ownership costs.

We expect to see the cadence of aftermarket and spare parts demand from onshore rigs continue to increase in the near to medium term due to the increased pace of drilling in both the conventional and unconventional onshore markets, coupled with the drilling of more complex wells and longer laterals in challenging subsurface environments, thus increasing the wear-and-tear on equipment.

Customers and end markets

We serve customers in multiple industries and strive to provide reliable and safe solutions that satisfy our customers’ needs. Our primary end market is the upstream oil and gas industry, both offshore and onshore. A growing share of our revenue base is attributable to our businesses that support industries sitting outside, or adjacent to, the oil and gas sector, and we see further opportunity to continue to expand our footprint in these adjacent end markets.

We sell equipment and services to three core customer categories across the markets that we serve: (i) drilling contractors; (ii) operators, including both oil and gas E&P companies and mining companies onshore and offshore; and (iii) manufacturers, consisting of shipyards and manufacturers of capital equipment. Our largest customer segment is drilling contractors, both offshore and onshore. We provide projects, products and services for drilling contractors in order to support essential drilling operations for E&P customers internationally. Our primary exposure to E&P operators is derived through the equipment supplied to platform rigs and, to a lesser degree, land-based equipment in international markets. In both cases, the rigs themselves are typically owned by the E&P operator, who may operate the rig themselves or contract out drilling operations to a drilling contractor. For mining operators, we sell products and services directly to mining companies, and we typically sell equipment directly to those engaged in hard rock mining operations, in particular. Finally, for newbuilds, we provide complete projects directly to a shipyard, but with the influence of the drilling contractor or E&P operator who is driving the order.

Our industry is focused on operating in a safe, minimally impactful and efficient manner. Accordingly, our products are critical components and of strategic importance to our customers, and we are in constant and active dialogue with our customers to develop new solutions, identify improvements and optimize performance of existing equipment. These partnerships reinforce our credibility, lending assurance to reliability and performance within the industry, which in turn attracts new customers. Furthermore, our broad geographic exposure reflects that of our customers’ global presence, providing timely service across their global operations when necessary.

While we serve a variety of end markets, the majority of our equipment and services are deployed in oil and gas drilling operations, particularly offshore and international drilling operations. Beyond the core oil and gas end markets, we supply a large and growing installed base of mining customers, primarily serving hard rock mining globally. Our product offerings, such as our slurry pumps, may be retrofitted and designed to service the needs of both the conventional mining industry and also the subsea mining and research industries. We have seen increasing demand for our equipment from mining customers. Renewable energy technologies rely heavily on the expanded production of certain minerals, including lithium, cobalt and rare earth metals.

Our competitive strengths

We have a number of strengths that we believe will help us successfully execute our business strategies, including:

Global provider of innovative drilling equipment, digital solutions and services

We offer a broad portfolio of innovative drilling equipment, digital solutions and drilling rig lifecycle services designed to enhance the safety, efficiency and reliability of our customers’ operations. We deliver many of our products and services through highly recognized brands, including Hydril, VetcoGray, Wirth and Maritime Hydraulics, which have been trusted names in the energy industry for decades (in the case of Wirth, for more than 125 years). The Hydril brand, for example, produced the first hydraulically operated BOP in 1937, and Hydril continues to manufacture some of the most advanced annular BOPs for both onshore and offshore applications. The long history of our brands and high customer recognition enables us to pursue R&D efforts to continuously improve existing product and service offerings for our customers while also developing innovative new technologies, such as our commercial 20,000 psi BOP capability and a fully electric BOP. With development, manufacturing and service locations distributed throughout 15 countries, our global integrated operations facilitate the efficient delivery of our products to the operating sites of our customers and servicing of our installed base of equipment.

Large global installed base and integrated operations provide recurring and resilient aftermarket service and spare parts revenues

We have over 1,100 equipment installations globally, approximately 75% of which serves offshore oil and gas drilling operations. As an OEM and CEM of premier equipment and with our large and growing installed base of equipment, we are well positioned to capture recurring revenues arising from aftermarket services for such equipment. During 2024, 2025 and the six months ended June 30, 2026, aftermarket services comprised 43.4%, 46.7% and 47.1% respectively, of total revenues and sales of spare parts comprised 29.4%, 27.3% and 37.3%, respectively, of total revenues. We anticipate aftermarket services and spare parts sales will continue to represent a substantial portion of our revenue as increased drilling activity is expected to result in our customers requiring additional aftermarket services and spare parts to sustain an increased cadence of activity globally. Following an initial construction phase, a typical rig, depending on type, will operate for around 20 to 30 years and will be subject to routine regulatory inspections and maintenance, periodic recertifications of pressure control equipment and potentially overhaul. The average years of production remaining on fixed platforms in service today is more than 20 years. We are able to partner with customers to deliver equipment sales, spare parts sales and aftermarket services through the entire operating life of a rig, including the overhaul and repair of installed equipment, recertifications and field labor. Further, we collaborate with our customers to implement our proprietary integrated digital solutions, including DrillPerform, RiCon, DrillCERT, SeaLytics and DEAL, which support safe and efficient operations through remote monitoring of machine health, predictive analytics and operational optimization features such as drilling automation. The integration of our digital solutions with our equipment provides further opportunities for recurring revenues from customers.

Trusted partner for mission-critical services and products such as BOPs and BOP control systems

We believe our equipment offerings are essential, mission-critical components of a drilling rig and help promote safe and effective well construction and drilling operations. For example, our pressure control systems, including our subsea BOPs, 20,000 psi BOPs and BOP control systems, assist our customers with maintaining safe drilling operations, especially in deepwater offshore, environmentally sensitive or high-pressure applications. Due to the highly regulated, technologically demanding and sophisticated nature of the offshore drilling market, we believe we are one of only a few providers of subsea BOPs accepted by the major drilling contractors and operators for use in key offshore geographies, such as the Gulf and the Norwegian sector of the North Sea. We believe customers prefer suppliers of BOPs and similar critical equipment and services with a demonstrated record of performance and safety, such as HMH. Through multi-year CSAs, we leverage our expertise and predictive analytics to design a unique blend of products and services for our customers aimed to increase equipment reliability, decrease downtime, reduce operational costs and ultimately lead to increased productivity and revenues for our customers. As a result of our extensive experience, track record of safety and reliability, comprehensive suite of offerings and global service network, we are a partner of choice for many of the largest independent E&P companies, national oil companies, drilling contractors, service providers and shipyards.

Exposure to strong expected growth in offshore and international onshore oil and gas drilling markets

With our large installed base and global presence, we are well positioned to capitalize on favorable dynamics in the oil and gas drilling industry, particularly in the offshore market where the substantial majority of our equipment is deployed today. As global capital expenditures for the oil and gas industry increase, the offshore rig market is also approaching activity levels not seen in nearly a decade. Such increase in oil and gas exploration and drilling activity is expected to result in increased demand for our equipment, aftermarket services and spare parts. Further, due to the longer cycle times associated with offshore oil and gas projects as compared to onshore activity, we are well poised to benefit from the duration and stability of offshore activity. We believe our recurring revenues from aftermarket services and spare parts will benefit from the expected increase in offshore activity.

Asset-light business model and scalable footprint provide earnings resilience

As a supplier of equipment, aftermarket services and spare parts with increased flowthrough of product manufacturing at our current facilities, we have an asset-light business model that is well positioned to capture incremental operating margin expansion as revenues grow. With our manufacturing and supply chain facilities strategically located near key offshore and onshore markets, we are well positioned to grow our business and capitalize on increased drilling activity with limited incremental investment in expanding operations and capital expenditures. For the years ended December 31, 2024 and 2025 and the six months ended June 30, 2026, our capital expenditures, including development costs, represented only 2.4%, 2.4% and 2.6%, respectively, of revenue.

Experienced management team that is well-positioned to grow the business through new product development, organic growth and acquisitions

Most members of our executive team have been active in the drilling segment for over 20 years and are well suited to identify trends and opportunities in the drilling industry. Our management team has a proven track record of profitably scaling revenue across a global portfolio through the cultivation of long-standing customer relationships, development and successful commercialization of new technologies and optimization of international manufacturing capabilities, supply chain networks and corporate processes, including the negotiation and execution of large contracts with shipyards and drilling contractors. In addition to organic growth, our management team has an extensive track record of identifying acquisition targets and executing transactions, having executed over 100 transactions throughout their combined careers. Many of these transactions involved complex structures including joint ventures, new efforts in foreign markets and corporate carve-outs. They also have a track record of successfully integrating acquired businesses, as demonstrated by the merger of Akastor’s MHWirth drilling equipment business and Baker Hughes’s Subsea Drilling Systems pressure control business that formed HMH.

Our strategy

We intend to achieve our primary business objectives by successfully executing on the following strategies through a combination of organic and inorganic growth investments:

Leverage global footprint and large installed base to capture growth in offshore drilling capital expenditures

Our integrated operations, including the provision of aftermarket services, enable us to understand the needs of our customers and anticipate areas for growth in our core market. We will seek to capture the expected increase in capital expenditures and drilling activity in the offshore oil and gas market through our global footprint of manufacturing and supply chain facilities near key markets and our large installed base.

As drilling rigs work and age, and as increasingly complex wells generate more wear-and-tear, we benefit from the resulting additional demand for our products, aftermarket services and spare parts. Historically, we have seen aftermarket-driven demand growth as offshore drilling activity increases, and we expect that pattern to continue. Additionally, as our customers bring offshore rigs that are warm stacked or cold stacked back into service, the revenue base for our aftermarket services and spare parts increases. This is in addition to our benefitting from the revenue opportunities from equipment upgrades associated with such reactivations.

Furthermore, opportunities for newbuild offshore rigs may arise as rig demand increases and the market tightens further. For a newbuild rig, we can provide an entire package of drilling equipment, which, based on the previous build cycle that ended in 2015, represents a revenue opportunity of approximately $45 million in sales for a jack-up rig, approximately $200 million to $300 million in sales for a floater and approximately $15 million to $25 million in sales for a land rig. Additionally, we expect such opportunities for newbuilds to increase our ongoing service revenue stream as new rigs are generally put directly into active service.

Continue to enhance customer offerings through both improvement of existing technologies, increased digitalization and expansion into additional offshore services

We believe that we have been, and will continue to be, at the forefront of technological and digital innovation in the drilling industry. We actively invest in R&D efforts and are developing several cutting-edge technologies and solutions, such as hybrid energy solution rigs, riserless drilling, a newly designed rotating control device for managed pressure drilling, enhanced pressure assisted shearing for BOPs and an electric BOP.

We also invest in developing digital solutions, such as DrillPerform, RiCon, DrillCERT, SeaLytics and DEAL, which use real-time data and analytics that allow us to better understand our customers’ needs. Our innovative equipment offerings and integrated digital solutions create value for our customers by increasing efficiency, decreasing downtime, reducing cost and enhancing safety. In recent years, we have developed integrated digital control solutions that enable remote drilling operations and increase automation in the drilling process. We will continue pursuing technological and digital advancements that we believe will lead to additional avenues for growth and enhance our position as the partner of choice for our customers.

We continue to explore opportunities to provide other services to our existing offshore drilling contractor customer base. For example, we provide inspection services on risers that were not originally provided or installed by us.

Leverage historical capability to capture growth and market share in onshore drilling capital expenditures

Our current suite of drilling products is well-suited for large, high-torque and high-horsepower onshore rigs. While our installed base of equipment on onshore rigs is relatively small compared to offshore rigs, we have extensive capabilities in this area and will focus on both organic and inorganic investments to increase our penetration of new equipment sales for land drilling. The onshore drilling market is relatively more fragmented with a more diverse customer base than the offshore drilling market and represents a largely untapped aftermarket opportunity for us. We have the ability to provide a broad suite of products (over 110,000 drawings of parts are available), spare parts and repair services that are compatible with equipment provided by most major manufacturers. Recent expansion in the Middle East further enhances this capability, and we are pursuing multiple additional marketing channels to increase this activity on a global basis.

Utilize industry expertise and manufacturing capabilities to continue growth in current onshore and subsea mining businesses

We will continue to utilize our engineering and manufacturing expertise for the application of our products and services for use in, and the development of solutions for, adjacent and complementary markets such as onshore and subsea mining. For example, we have modified and deployed our drilling mud pumps to serve in the onshore mining sector as heavy-duty slurry pumps, which are used to transport and process mining material through high-pressure slurry lines. We are also pursuing similar opportunities in subsea mining, where our mud pump systems meet the pressure and temperature requirements for deep sea mining operations. Our technologies and products have a wide range of applications across industries, and we will actively embrace such opportunities for growth where the economics and industry outlook are favorable.

Expand into adjacent markets that are consistent with our core competencies

We are exploring adjacent segments that draw on similar skill sets as our core businesses. These include moving beyond the drilling rig for oil and gas customers and making completion, intervention and production equipment and services. We have a long-standing track record of developing, designing, manufacturing and delivering highly engineered equipment that is relied upon by customers operating in regions and environments with significant complexity, regulatory scrutiny and financial risk involved. We believe that this experience, technical know-how and reputation are a key differentiator for our organization, which positions us well to be able to expand our portfolio of oil and gas related products.

We believe it is important to focus on our core competencies around manufacturing highly engineered products, expanding market access to products globally, commercializing new technology and driving cost and operational efficiency. Other adjacent industries could include renewables, marine products and services and industrial business with equipment similar to our drilling equipment. Our global footprint, manufacturing capacity, operational capability and experience growing businesses globally allow us to assess and execute on this strategy.

Capitalize on management experience to grow business through acquisitions and integration

HMH B.V. was formed through the combination of Baker Hughes’s Subsea Drilling Systems pressure control business and Akastor’s MHWirth drilling equipment business. Our management team successfully combined these businesses and quickly established our corporate infrastructure to support the new company. Our management team has extensive mergers and acquisitions (“M&A”) and integration experience in prior roles at other companies. Given management’s experience and prior track record, we are well positioned to recognize and capitalize on trends in the industry.

Our global reach and footprint position us well to identify, source, acquire and integrate businesses that can help us continue to grow in core and adjacent markets, as exemplified by our acquisition (the “Drillform Acquisition”) of Drillform Technical Services Ltd. (“Drillform”) in 2024. We believe there is a substantial opportunity set of potential acquisition candidates that will be available over the next several years.

We intend to invest in businesses that generally have similar characteristics to our own, such as an ongoing aftermarket component, proprietary technology and a capital-light business model. We will also focus on opportunities that can be scaled across our global platform and leverage our management team’s experience in driving growth. We have a strategic and financial approach to evaluating potential acquisitions to confirm that they meet certain criteria, with a preference for potential acquisition targets that would add new products or technologies, are complementary to our core product offerings and end markets, have a strong history of generating high returns and have an asset-light business model.

Continue to use conservative balance sheet approach and target businesses with light capital needs

Our management team has established conservative financial principles to guide us through decision-making in any potential commodity cycle. Our asset-light business model, the recurring revenues associated with our aftermarket services and our Free Cash Flow generation mitigate our exposure to the impacts of commodity downturns and provide us with the flexibility to pursue growth opportunities. Even so, we remain focused on maintaining a conservative leverage profile and maintaining an asset-light business model.

Principal stockholders

Our Principal Stockholders are Baker Hughes and Akastor. Baker Hughes is an energy technology company with a diversified portfolio of technologies and services that span the energy and industrial value chain. Akastor is a Norway-based oil services investment company with a portfolio of industrial and financial holdings.

After giving effect to the IPO, the Corporate Reorganization and related transactions, Baker Hughes and Akastor each owned 15,945,826 shares of our Class B common stock, collectively owning all of the shares of our Class B common stock, representing approximately 72% of the total voting power of our capital stock, and each owned 15,945,826 B.V. Non-Voting Class A Shares and 15,945,826 B.V. Non-Voting Class B Shares, collectively owning all of the B.V. Non-Voting Shares, representing approximately a 72% equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.

Through its ownership of shares of our Class B common stock, each Principal Stockholder has the ability to influence all matters submitted to our stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets). For more information, see “—Initial public offering and corporate reorganization,” “Principal and selling stockholders” and “Certain relationships and related party transactions.”

Pursuant to the Stockholders’ Agreement (as defined herein) that we entered into with the Principal Stockholders in connection with the closing of the IPO, each of the Principal Stockholders has the right to designate to our board of directors (i) two nominees so long as such Principal Stockholder and its affiliates collectively beneficially own at least 8,800,000 shares of our common stock and (ii) one nominee so long as such Principal Stockholder and its affiliates collectively beneficially own at least 4,400,000 but less than 8,800,000 shares of our common stock. See “Certain relationships and related party transactions—Stockholders’ Agreement.”

Initial public offering and corporate reorganization

On April 2, 2026, HMH Inc. completed the IPO of 10,520,000 shares of our Class A common stock at a price to the public of $20.00 per share and received net proceeds of approximately $197.8 million after deducting the underwriters’ discounts and offering fees of $12.6 million. HMH Inc. also granted the IPO underwriters a 30-day over-allotment option to purchase up to 1,578,000 additional shares of our Class A common stock on the same terms. On April 30, 2026, the underwriters partially exercised the option and, on May 5, 2026, purchased 685,844 shares of our Class A common stock, resulting in additional net proceeds of $12.9 million, after deducting the underwriters’ discounts and offering fees of $0.8 million.

HMH Inc. is a Delaware corporation and a holding company whose sole material asset consists of an equity interest in HMH B.V., with such equity interest consisting of 12,201,501 Class A ordinary shares as of September 28, 2026, which entitle the holder to one vote per share and track HMH B.V.’s U.S. operations (the “B.V. Voting Class A Shares”), and 12,201,501 Class B ordinary shares as of September 28, 2026, which entitle the holder to one vote per share and track HMH B.V.’s non-U.S. operations (the “B.V. Voting Class B Shares” and, together with the B.V. Voting Class A Shares, the “B.V. Voting Shares”). HMH B.V. continues to wholly own all of our operating assets. HMH Inc. owns all of the B.V. Voting Shares.

In connection with the IPO and as part of the Corporate Reorganization, HMH Inc. and HMH B.V. completed the following transactions:

•

HMH B.V. underwent a 346,774.96 for 1 stock split, after which Baker Hughes owned 17,338,748 B.V. Voting Class A Shares and 17,338,748 B.V. Voting Class B Shares and Akastor owned 17,338,748 B.V. Voting Class A Shares and 17,338,748 B.V. Voting Class B Shares.

•

HMH B.V. recapitalized to convert (i) 32,577,496 B.V. Voting Class A Shares to non-voting Class A ordinary shares that track HMH B.V.’s U.S. operations (the “B.V. Non-Voting Class A Shares”) and (ii) 32,577,496 B.V. Voting Class B Shares to non-voting Class B ordinary shares that track HMH B.V.’s non-U.S. operations (the “B.V. Non-Voting Class B Shares” and, together with the B.V. Non-Voting Class A Shares, the “B.V. Non- Voting Shares”; the B.V. Non-Voting Shares, collectively with the B.V. Voting Shares, the “B.V. Shares”).

•	HMH Inc. and the Principal Stockholders entered into the Exchange Agreement (as defined herein).

•

HMH Inc. used approximately $39.5 million of the net proceeds from the IPO as the cash consideration to purchase an aggregate of 2,100,000 B.V. Voting Class A Shares and 2,100,000 B.V. Voting Class B Shares from the Principal Stockholders, and the Principal Stockholders received 32,577,496 shares of our Class B common stock in exchange for relinquishing voting rights on 32,577,496 of their B.V. Voting Class A Shares and 32,577,496 of their B.V. Voting Class B Shares.

•

HMH Inc. contributed the remaining net proceeds from the IPO to HMH B.V. in exchange for B.V. Voting Shares, consisting of 8,420,000 B.V. Voting Class A Shares and 8,420,000 B.V. Voting Class B Shares, such that, after the exchange, HMH Inc. held, after taking into account the B.V. Voting Shares acquired from the Principal Stockholders, one B.V. Voting Class A Share and one B.V. Voting Class B Share, respectively, for each share of our Class A common stock outstanding following the IPO and the Corporate Reorganization.

•

On May 5, 2026, HMH Inc. contributed all of the net proceeds from the underwriters’ exercise of the over-allotment option of $12.9 million to HMH B.V. in exchange for an additional 685,844 B.V. Voting Class A Shares and 685,844 B.V. Voting Class B Shares. HMH B.V. used such additional net proceeds to purchase in equal proportion from the Principal Stockholders an aggregate number of shares of our Class B common stock, B.V. Non-Voting Class A Shares and B.V. Non-Voting Class B Shares equal to the number of shares of our Class A common stock purchased by the underwriters pursuant to the exercise of the option.

After giving effect to these transactions, including 836,781 shares of our Class A common stock issuable upon the consummation of the IPO pursuant to equity awards granted to employees that vested in connection with the IPO, Baker Hughes and Akastor each owned 15,945,826 shares of our Class B common stock, collectively representing approximately 72% of the total voting power of our capital stock, and each owned 15,945,826 B.V. Non-Voting Class A Shares and 15,945,826 B.V. Non-Voting Class B Shares, collectively representing an approximately 72% equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters on which stockholders are entitled to vote generally. Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any stock exchange.

Under the exchange agreement entered into in connection with the IPO by and among HMH Inc., HMH B.V. and certain of the Principal Stockholders (the “Exchange Agreement”), each Principal Stockholder party thereto, subject to certain limitations, has the right (the “Redemption Right”) to cause HMH B.V. to acquire or directly cancel all or a portion of its B.V. Non-Voting Shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Stockholder and us, (ii) an equivalent amount of cash, based on the trailing ten-day volume weighted average price of our Class A common stock on Nasdaq (“VWAP”) prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of HMH B.V.) have the right (the “Call Right”) to acquire each tendered bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock directly from such Principal Stockholder for (a) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Stockholder and us, (b) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date.

Under the Exchange Agreement, Akastor, subject to certain limitations, also has the right (the “Hybrid Redemption Right”), in lieu of exercising its Redemption Right, to cause HMH Inc. to acquire all or a portion of its B.V. Non-Voting Class B Shares and all or a portion of its Mercury HoldCo Inc. shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each bundle of a specified number of Mercury HoldCo Inc. shares (representing indirectly an ownership interest in one B.V. Non-Voting Class A Share), one B.V. Non-Voting Class B Share and one share of our Class B common stock exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions and adjustments to account for any net assets held by Mercury HoldCo Inc. other than HMH B.V. Non-Voting Class A Shares, or, upon mutual agreement between Akastor and us, (ii) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the exchange date.

Our decision to mutually agree with a Principal Stockholder on whether to make a cash payment upon such Principal Stockholder’s election under the Redemption Right or the Hybrid Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). Such independent directors will make such decision based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire or directly cancel the B.V. Non-Voting Shares (and, if applicable, the Mercury HoldCo Inc. shares) and alternative uses for such cash. The parties agreed to treat the exercise of the Redemption Right and the exercise of the Call Right, in each case to the extent permitted under applicable tax law, as purchases by HMH Inc. of interests in HMH B.V. for U.S. federal income tax purposes that give rise to basis adjustments pursuant to Section 743(b) of the Internal Revenue Code of 1986, as amended (the “Code”).

In connection with any redemption of B.V. Non-Voting Shares and our Class B common stock pursuant to the Redemption Right, acquisition of B.V. Non-Voting Shares and our Class B common stock pursuant to our Call Right or acquisition of B.V. Non-Voting Class A Shares (indirectly through the acquisition of Mercury HoldCo Inc. shares), B.V. Non-Voting Class B Shares and our Class B common stock pursuant to the Hybrid Redemption Right, the corresponding number of shares of our Class B common stock will be cancelled. See “Certain relationships and related party transactions—Exchange Agreement.” The Principal Stockholders have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. The registration statement of which this prospectus forms a part is being filed to register the resale of such shares pursuant to our registration obligation in the Registration Rights Agreement (as defined herein). See “Certain relationships and related party transactions—Registration Rights Agreement.”

In connection with the closing of the IPO, we entered into a tax receivable agreement (the “Tax Receivable Agreement”) with the Principal Stockholders. The Tax Receivable Agreement generally provides for the payment by us to the Principal Stockholders of 85% of the net cash savings, if any, in U.S. federal, state, local and foreign income tax and franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after the IPO as a result of, as applicable to each Principal Stockholder, (i) certain increases in tax basis that occur as a result of our acquisition (or deemed acquisition for U.S. federal income tax purposes) of all of such Principal Stockholder’s B.V. Voting Shares in connection with the IPO or any portion of such Principal Stockholder’s B.V. Non-Voting Shares pursuant to the exercise of the Redemption Right or our Call Right, (ii) the utilization of certain net operating losses (“NOLs”) of Mercury HoldCo Inc. in the event that we acquire Mercury HoldCo Inc. shares pursuant to the exercise of the Hybrid Redemption Right and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Payments will generally be made under the Tax Receivable Agreement as we realize actual cash tax savings in periods after the IPO from the tax benefits covered by the Tax Receivable Agreement. However, if we experience a change of control (as defined in the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early (at our election or as a result of a material breach of our obligations thereunder), we could be required to make a substantial, immediate lump-sum payment in advance of any actual cash tax savings. Because we are a holding company with no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of HMH B.V. to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement.

HMH Inc. retains the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see “Risk factors—Risks related to this offering and ownership of our Class A common stock” and “Certain relationships and related party transactions—Tax Receivable Agreement.”

Summary of risk factors

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described under “Risk factors,” together with the other information in this prospectus, before deciding whether to purchase our Class A common stock. If any of the risks described under “Risk factors” actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In any such case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment. These risks include, but are not limited to, the following:

Risks related to our business

•	the cyclical nature of the oil and natural gas E&P industry and volatility of oil and natural gas prices;

•	the competition we face;

•	our dependence on suppliers and a limited number of customers;

•	risks associated with certain contracts for our products and services;

•	the impact of certain developments in the global oil and gas markets and changing macroeconomic conditions;

•	risks associated with the growth of our business through recent and potential future acquisitions;

•	risks relating to existing international operations and expansion into new geographical markets;

•	our ability to comply with export and import controls, economic sanctions and embargoes, tariffs and other international trade laws and regulations;

•	the loss of senior management or technical personnel;

•	unforeseen interruptions and hazards inherent in the oil and natural gas industry;

•	the impact of a failure of our equipment to perform to specifications;

•	a lack of adequate insurance for potential environmental, product or personal injury liabilities;

•	our limited combined historical financial statements may not be indicative of future performance;

Risks related to environmental and regulatory matters

•	complex laws and regulations related to our business and our customers’ businesses;

•	risks related to climate change;

•	the impact of laws to restrict, delay or cancel leasing, permitting or drilling activities;

Risks related to legal, accounting and tax matters

•	we have previously identified, and may identify in the future, material weaknesses in our internal control over financial reporting;

•	changes in tax laws, regulations and treaties;

•	our ability to comply with laws and regulations relating to anti-corruption and economic sanctions;

•	the impact of oilfield anti-indemnity provisions enacted by many U.S. states;

Risks related to technology and intellectual property

•	new technology may cause us to become less competitive;

•	our intellectual property rights may be inadequate to protect our business;

•	our inability to obtain and retain licenses to intellectual property owned by third parties;

•	we may become involved in intellectual property litigation;

•	errors or failures of our proprietary software may result in liability;

•	cybersecurity attacks, information technology (“IT”) system failures and network disruptions;

Risks related to our indebtedness

•	our ability to generate sufficient cash to service our indebtedness;

•	the impact of restrictions in our existing and future debt agreements;

Risks related to this offering and ownership of our Class A common stock

•	risks related to being a holding company;

•	the impact of payments under the Tax Receivable Agreement;

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the Principal Stockholders, if and when their voting interests align, have the ability to direct the voting of a majority of the voting power of our capital stock, and their interests may conflict with those of our other stockholders;

•	the impact of a significant reduction by the Principal Stockholders of their ownership interests in us;

•	reduced disclosure requirements applicable to “emerging growth companies”;

•	the costs of, and our ability to comply with, the requirements of being a public company;

•	future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our Class A common stock to decline;

•	anti-takeover provisions in our organizational documents could delay or prevent a change of control; and

•	we may not pay or declare dividends on our Class A common stock, and our existing debt agreements place certain restrictions on our ability to do so.

Principal executive offices and Internet address

Our principal executive offices are located at 3300 North Sam Houston Parkway East, Houston, Texas 77032, and our telephone number is (281) 449-2000. Our website is located at www.hmhw.com. We make our annual, quarterly and current reports, and amendments to those reports, and other information filed with or furnished to the Securities and Exchange Commission (“SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Emerging growth company status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may, for up to five years following the completion of the IPO, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

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in contrast to our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the presentation in this prospectus includes only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

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exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of the IPO, (ii) the last day of the fiscal year in which we have equal to or more than $1.235 billion in annual revenue, (iii) the date on which we issue more than $1 billion of non-convertible debt over a three-year period or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Exchange Act.

The offering

Issuer	HMH Holding Inc.

Class A common stock offered by the Selling Stockholders	31,891,652 shares (assuming the Principal Stockholders exchange all of their B.V. Non-Voting Class A Shares, B.V. Non-Voting Class B Shares and shares of our Class B common stock for shares of our Class A common stock pursuant to the Exchange Agreement).

Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters on which stockholders are entitled to vote generally. Each share of our Class B common stock entitles its holder to one vote on all matters on which stockholders are entitled to vote generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See “Description of capital stock.”

Use of proceeds	We will not receive any of the proceeds from the sale of our Class A common stock by the Selling Stockholders. The Selling Stockholders will receive all of the proceeds from any sales of the shares of our Class A common stock offered hereby. See “Use of proceeds.”

Dividend policy	The declaration and payment of dividends by us are at the sole discretion of our board of directors. We currently intend to retain future earnings, if any, to finance the growth and development of our business. However, our dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory or contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our existing debt agreements place, and we expect our future debt agreements will place, certain restrictions on our ability to pay cash dividends. See “Dividend policy.”

Redemption rights of the Principal Stockholders

Under the Exchange Agreement, each Principal Stockholder party thereto, subject to certain limitations, has the right, pursuant to the Redemption Right, to cause HMH B.V. to acquire or directly cancel all or a portion of its B.V. Non-Voting Shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Stockholder and us, (ii) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of HMH B.V.) have the right, pursuant to the Call Right, to acquire each tendered bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock directly from such Principal Stockholder for (a) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Stockholder and us, (b) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date. Under the Exchange Agreement, Akastor, subject to certain limitations, also has the right, pursuant to the Hybrid Redemption Right (and in lieu of exercising the Redemption Right), to cause HMH Inc. to acquire all or a portion of its B.V. Non-Voting Class B Shares and all or a portion of its Mercury HoldCo Inc. shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each bundle of a specified number of Mercury HoldCo Inc. shares (representing indirectly an ownership interest in one B.V. Non-Voting Class A Share), one B.V. Non-Voting Class B Share and one share of our Class B common stock exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions and adjustments to account for any net assets held by Mercury HoldCo Inc. other than HMH B.V. Non-Voting Class A Shares, or, upon mutual agreement between Akastor and us, (ii) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the exchange date. Our decision to mutually agree with a Principal Stockholder on whether to make a cash payment upon such Principal Stockholder’s election under the Redemption Right or the Hybrid Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). Such independent directors will make such decision based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire or directly cancel the B.V. Non-Voting Shares (and, if applicable, the Mercury HoldCo Inc. shares) and alternative uses for such cash. The parties agreed to treat the exercise of the Redemption Right and the exercise of the Call Right, in each case to the extent permitted under applicable tax law, as purchases by HMH Inc. of interests in HMH B.V. for U.S. federal income tax purposes that give rise to basis adjustments pursuant to Section 743(b) of the Code. In connection with any redemption of B.V. Non-Voting Shares and our Class B common stock pursuant to the Redemption Right, acquisition of B.V. Non-Voting Shares and our Class B common stock pursuant to our Call Right or acquisition of B.V. Non-Voting Class A Shares (indirectly through the acquisition of Mercury HoldCo Inc. shares), B.V. Non-Voting Class B Shares and our Class B common stock pursuant to the Hybrid Redemption Right, the corresponding number of shares of our Class B common stock will be cancelled. See “Certain relationships and related party transactions—Exchange Agreement.”

Listing and trading symbol	Our Class A common stock is listed on Nasdaq under the symbol “HMH.”

Risk factors	You should carefully read and consider the information set forth under “Risk factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

Cautionary statement regarding forward-looking statements

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “may,” “could,” “should,” “will,” “plan,” “project,” “budget,” “predict,” “pursue,” “target,” “seek,” “objective,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. These forward-looking statements generally relate to expectations, beliefs, future events, future expected business or our future financial or operating performance and prospects and include statements regarding our business strategy, our industry, our expected capital expenditures and the impact of such expenditures on our performance.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

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uncertainty regarding the timing, pace and extent of an economic recovery in the United States and elsewhere, which, in turn, will likely affect demand for oil and natural gas and therefore the demand for our products and services;

•	worldwide demand for, and production of, oil and natural gas and the resultant market prices of oil and natural gas;

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global or national health concerns, including health epidemics or pandemics such as the COVID-19 pandemic, related economic repercussions and the resulting severe disruption in the oil and natural gas industry and negative impact on demand for oil and natural gas, which may negatively impact our business;

•	a further decline or future decline in spending by our customers in the oil and natural gas industry;

•	actions by the Organization of the Petroleum Exporting Countries (“OPEC”), its members and other state-controlled oil companies relating to oil price and production controls;

•	the level of production in non-OPEC countries;

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domestic and international political, military, regulatory and economic conditions, including global inflationary pressures, Russia’s ongoing invasion of Ukraine and sanctions related thereto, the ongoing conflicts in the Middle East, including Israel and Iran, and political, economic and social instability in Venezuela, each of which may negatively impact our operating results;

•	changes in general economic and geopolitical conditions;

•	competition among oilfield service and equipment providers;

•	changes in the long-term supply of, demand for and inventory levels of oil and natural gas;

•	cost and availability of storage and transportation of oil, gas and related products;

•	actions taken by our customers, competitors and third-party operators;

•	the discovery rate, size and location of new oil and natural gas reserves, including in offshore areas;

•	delay and regulatory uncertainty stemming from local or environmental non-governmental opposition to offshore and onshore energy development projects;

•	laws and regulations related to environmental matters, including those addressing alternative energy sources and the risks of global climate change;

•	the ability of oil and natural gas producers to generate funds for their capital-intensive businesses, including via their ability to raise equity capital and debt financing;

•	our ability to successfully implement our business plan;

•	large or multiple customer defaults, including defaults resulting from actual or potential insolvencies;

•	contractions in the credit market and the price and availability of debt and equity financing (including changes in interest rates);

•	our ability to complete growth strategies on time and on budget;

•	our ability to integrate and realize the benefits expected from recent and potential future acquisitions, including any related synergies;

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introduction of new drilling or completion techniques or equipment, products or services using new technologies subject to patent or other intellectual property protections and our ability to obtain and, as applicable, enforce such intellectual property protections;

•	technological advances, including technology related to the exploitation of shale oil, which can result in over-supply of oil and natural gas or a change in demand for oil and natural gas;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	unionization of our workforce;

•	the imposition of laws or regulations that result in reduced E&P activities or that increase our operating costs or operating requirements, including laws and regulations addressing climate change;

•	the effects of asserted and unasserted claims and the extent of available insurance coverage;

•	social unrest, acts of terrorism, war and other armed conflict;

•	loss or corruption of our information or a cyberattack on our computer systems;

•	the price and availability of alternative fuels and energy sources;

•	federal, state and local regulation of oilfield service activities, as well as E&P activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

•	the effects of existing and future laws and governmental regulations (or the interpretation thereof) on us and our customers;

•	the effects of inflation;

•	supply chain disruptions;

•	the effects of future litigation;

•	expectations regarding future energy prices;

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disruptions in global trade, including as a result of tariffs, trade restrictions, retaliatory trade measures or the effect of such actions on trading relationships between the United States and other countries;

•	worldwide financial instability or recessions; and

•	other factors discussed in this prospectus.

Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Risk factors

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information in this prospectus, before deciding whether to purchase our Class A common stock. If any of the risks described below actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In any such case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.

Risks related to our business

We generate substantial revenues from companies involved in oil and natural gas exploration and production, an industry known for its cyclical nature, with levels of activity that are directly affected by the fluctuating levels and volatility of oil and natural gas prices.

The demand for our products and services depends, in large part, on the demand for, and production of, oil and natural gas. In particular, demand for our products and services depends, in large part, on capital investment in offshore drilling. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Supply and demand for oil and natural gas are dependent upon a variety of factors, many of which are beyond our control. These factors include the following:

•	worldwide demand for oil and gas, including economic activity in the United States, other large energy consuming markets and in developing energy markets;

•	the action of OPEC, its members and other state-controlled oil companies relating to oil price and production controls;

•	the level of production in non-OPEC countries;

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domestic and international political, military, regulatory and economic conditions, including global inflationary pressures, Russia’s ongoing invasion of Ukraine and sanctions related thereto, the ongoing conflicts in the Middle East, including Israel and Iran, and political, economic and social instability in Venezuela;

•	delay and regulatory uncertainty stemming from federal or local governmental or environmental (including non-governmental organization) opposition to offshore and onshore energy development projects;

•	the cost of exploring for, producing and delivering oil and natural gas;

•	the discovery rate, size and location of new oil and natural gas reserves, including in offshore areas;

•	the rate of decline of existing oil and natural gas reserves due to production;

•	laws and regulations related to environmental matters, including those addressing alternative energy sources and the risks of global climate change;

•	the development, exploitation and market acceptance of alternative fuels or energy sources and end-user conservation trends;

•	domestic, local and foreign governmental regulation, moratoriums on drilling, taxes, tariffs and economic sanctions;

•	technological advances, including technology related to the exploitation of shale oil, which can result in over-supply of oil and natural gas or a change in demand for oil and natural gas;

•	global or national health concerns, including health epidemics or pandemics such as the COVID-19 pandemic;

•	contractions in the credit market;

•	cost and availability of storage and transportation of oil, gas and related products;

•	inventory levels of oil, gas and related products;

•	accidents, adverse weather conditions, natural disasters and other similar incidents relating to the oil and gas industry;

•	uncertainty in commodities markets;

•	acquisition and divestiture activity among oil and natural gas producers;

•	competition among oilfield service and equipment providers;

•	the ability of oil and natural gas producers to generate funds for their capital-intensive businesses, including via their ability to raise equity capital and debt financing;

•	rough seas and adverse weather conditions, including hurricanes and typhoons;

•	expectations regarding future energy prices; and

•	worldwide financial instability or recessions.

Prices for oil and natural gas have historically been, and we anticipate they will continue to be, volatile and reactive to changes in the supply of and demand for oil and natural gas, domestic and worldwide economic conditions and political instability in oil producing countries. In particular, oil prices fluctuated during 2018 and 2019, and declined dramatically during 2020 due to the decline in demand caused by COVID-19 and associated lockdowns, dropping to $9.12 per barrel of Brent crude oil on April 21, 2020. Oil prices steadily increased significantly in 2021 and the first half of 2022 due to increased demand, domestic supply reductions, OPEC control measures and market disruptions resulting from the Russia-Ukraine war and sanctions on Russia. Since the Russia-Ukraine conflict commenced, Brent crude oil prices have been volatile, reaching a high of $112.24 per barrel in June 2022 before declining to $58.92 per barrel in December 2025 and increasing to $100.13 per barrel as of September 21, 2026. Natural gas prices reached a high of $9.68 per MMbtu in August 2022 and then spiked to $30.72 in January 2026 in connection with Winter Storm Fern before declining to $2.83 per MMbtu as of September 21, 2026. Further volatility in the prices for oil and natural gas may occur due to heightened levels of uncertainty related to geopolitical issues such as Russia’s ongoing invasion of Ukraine and sanctions related thereto, the ongoing conflicts in the Middle East, including Israel and Iran, and political, economic and social instability in Venezuela. Any substantial decline in oil and natural gas prices will likely have an adverse effect on demand for our products and services, and any decreases, over a sustained period of time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face competition that may cause us to lose market share.

The oilfield services industry is highly competitive. The principal competitive factors impacting sales of our products and services are price, technology, service quality and safety track record. The market is also fragmented and includes numerous small companies capable of competing effectively in our markets on a local basis, especially in the onshore oil and gas market, as well as several large companies that possess substantially greater financial and other resources than we do, especially in the offshore oil and gas market. Our larger competitors’ greater resources could allow those competitors to compete more effectively than we can. For instance, our larger competitors may offer products at below-market prices or bundle ancillary products and services at no additional cost to customers. We compete with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than we do. Some of our competitors provide a broader array of products and services, have a stronger presence in more geographic markets and may be able to respond more quickly to changes in customer requirements resulting from emerging technologies and services.

Most sales of products and projects are awarded on a bid basis, which further increases competition based on price. Pricing is one of the primary factors in determining which qualified contractor is awarded a job. The competitive environment may be further intensified by business combinations among oil and gas companies or other events that have the effect of reducing the number of available customers. If competition remains the same or increases as a result of future industry downturns, we may be required to lower our prices, which would adversely affect our results of operations. In the future, we may lose market share or be unable to maintain or increase prices for our present products and services or to acquire additional business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on suppliers and we may become subject to product shortages, long lead times and price increases, which could have a negative impact on our results of operations.

Our business relies on a broad range of raw materials and commodities for the products we manufacture. Shortages and transportation and supply disruptions can adversely impact supply of our manufacturing raw materials, as well as delivery of finished goods and transportation of our personnel for services. If we are unable to purchase raw materials for our products on a timely basis to meet the demands of our customers, our existing customers may, under certain circumstances (such as excessive delays) and pursuant to certain contractual provisions, be able to claim liquidated damages or terminate their contractual relationships with us, or we may not be able to compete for business from new or existing customers, which, in each case, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, supply chain bottlenecks, such as those experienced as a result of the COVID-19 pandemic, could adversely affect our ability to obtain necessary materials, parts or other components used in our operations or increase the costs of such items. A significant increase in the price of such equipment, materials and services, as a result of supply chain and logistics disruptions or otherwise, could have a negative impact on our business, financial condition, results of operations and cash flows.

Most of the raw materials and components used in our operations are supplied by certain key vendors. Our reliance on these suppliers involves several risks, including price increases and a potential inability to obtain an adequate supply of required components in a timely manner. Weak economic conditions or widespread financial distress could reduce the liquidity of our suppliers or vendors, making it more difficult for them to meet their commitments or obligations to us. Nonperformance by suppliers or vendors who have committed to provide us with critical products or services could raise our costs, interfere with our ability to successfully conduct our business or have a negative impact on our business, financial condition, results of operations and cash flows. We do not have long-term contracts for raw materials or component parts with certain of these suppliers, and a partial or complete loss of any of these sources could have a negative impact on our results of operations and could damage our customer relationships. In addition, the preferences of our customers with respect to particular vendors may change, which could require us to find new vendors.

We depend on a limited number of customers.

We depend on a limited number of significant customers. Our top five customers accounted for approximately 37.7%, 45.2% and 42.0% of our total consolidated revenues for the six months ended June 30, 2026 and the years ended December 31, 2025 and 2024, respectively. During the six months ended June 30, 2026, two customers accounted for approximately 12.1% and 11.0% of total revenue compared to two customers accounting for 14.2% and 10.3% during the six months ended June 30, 2025. During the year ended December 31, 2025, one customer accounted for 20.8% of our revenues for such year, and during the year ended December 31, 2024, one customer accounted for 18.2% of our revenues for such year. The loss of business from one or more significant customers, or the failure to perform under any contract with such significant customers, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

There are risks associated with certain contracts for our products and services.

As of June 30, 2026, we had a backlog of contracts in the amount of $414 million, of which $139 million was attributable to projects and products and $275 million was attributable to services. The following factors, among others, could reduce our margins on our contracts for the sale of products and services, adversely impact completion of these contracts, adversely affect our position in the market or subject us to contractual penalties:

•	financial challenges for consumers of our products and services;

•	failure to obtain timely payments from our customers, defaults on our customers’ payment obligations or disputes with customers involving such payment obligations;

•	credit market conditions for consumers of our products and services;

•	our failure to adequately estimate costs for making our products;

•	our inability to manufacture products that meet contracted technical requirements;

•	our inability to timely deliver finished goods;

•	our inability to transport our personnel for services;

•	our inability to maintain our quality standards during the design and manufacturing process;

•	our inability to secure parts made by third-party vendors at reasonable costs and within required timeframes;

•	unexpected increases in the costs of raw materials;

•	our inability to manage unexpected delays due to weather, shipyard access, labor shortages, public health crises such as the COVID-19 pandemic or other factors beyond our control;

•	inability or unwillingness of the customer to renew or sign additional contracts with us;

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the imposition of tariffs, duties or economic sanctions, which could materially affect our global supply chain (e.g., steel tariffs under Section 232 of the Trade Expansion Act of 1962 (19 U.S.C. §1862), as amended, may increase our costs, reduce margins or otherwise adversely affect us); and

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trade or travel restrictions, including export sanctions, trade controls or other supply chain interruptions, which could affect our ability to manufacture, sell or receive payment for our products or services.

Our existing contracts for products and services generally carry significant down payment and progress billing terms to facilitate the ultimate completion of these projects, and the majority do not allow customers to cancel projects for convenience. However, unfavorable market conditions or financial difficulties experienced by our customers have in the past and may in the future result in cancellation of contracts, the delay or abandonment of projects, unwillingness to enter into subsequent contracts and our inability to attract new customers. Additionally, some of our contracts allow for cancellation by the customer in the event of our insolvency or bankruptcy or a material uncured breach by us. Finally, some of our contracts include force majeure provisions where we or our customers are relieved, temporarily or sometimes permanently, of contractual obligations. Any such developments could have a material adverse effect on our operating results and financial condition.

We sometimes provide packages and other engineered products for multi-year, fixed price contracts that may require us to assume risks associated with cost over-runs, operating cost inflation, labor availability, supplier and contractor pricing and performance and potential claims for liquidated damages.

We sometimes provide packages of equipment or complex equipment in the form of multi-year contracts, without price escalation clauses. Some of these contracts are required by our customers, including national oil companies. These projects include acting as suppliers of packages of equipment or engineered products, as well as installation and commissioning services and may require us to assume additional risks associated with cost over-runs from our vendors or due to material or labor cost escalation. In addition, national oil companies often possess substantial leverage in the event of dispute or disagreement regarding performance under an agreement and they often operate in countries with unsettled political conditions, war, civil unrest or other types of community issues. These issues may also result in cost over-runs, delays and project losses.

Providing packages of equipment and engineered products as well as services on an integrated basis may also require us to assume additional risks associated with operating cost inflation, labor availability and productivity, supplier pricing and performance and potential claims for liquidated damages. We rely on third-party subcontractors, consortium partners and equipment providers to assist us with the completion of these types of contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials in a timely manner and on reasonable terms, our ability to complete a project in accordance with stated deadlines or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate our customers for these delays. This may reduce the profit to be realized or result in a loss on a project.

Unionization efforts, labor interruptions and labor regulations could have a material adverse effect on our operations.

Certain of our employees and contractors in international markets, including Germany, Norway and Mexico, are represented by labor unions and work under collective bargaining or similar agreements, which are subject to periodic renegotiation. Although we have not experienced any labor disruptions, strikes or other forms of labor unrest in connection with our personnel, there can be no assurance that labor disruptions by employees and contractors will not occur in the future. Further, unionized employees of third parties on whom we rely may be involved in labor disruptions, strikes or other forms of labor unrest, causing operational disruptions. Such actions could result in the occurrence of additional costs, as well as limitations on our ability to operate or provide products and services to our customers, which may materially adversely affect our business, financial condition, results of operations and cash flows. In addition, strikes may occur in connection with any salary negotiations with respect to unionized employees or contractors. If future labor strikes force us to shut down any of our operations, such interruption in operations could materially adversely affect our business, financial condition, results of operations and cash flows.

Certain developments in the global oil and gas markets, such as the impacts we experienced from COVID-19, the Russian invasion of Ukraine and related sanctions, the ongoing conflicts in the Middle East, including Israel and Iran, and political, economic and social instability in Venezuela, have had, and may continue to have, material adverse consequences for general economic, financial and business conditions, and could materially and adversely affect our business, financial condition, results of operations and cash flows and those of our customers, suppliers and other counterparties.

The outbreak of the COVID-19 pandemic in 2020 had significant global effects on demand for oil and gas and resulted in substantial reductions in demand for our products and services. While oil and gas prices and, therefore, demand for our products and services have largely recovered as the impacts of COVID-19 pandemic have been alleviated, concerns over the prolonged negative effects of the COVID-19 outbreak may persist. Such conditions have resulted in, and could again result in, reductions to our customers’ drilling and production expenditures and delays or cancellations of projects, thus decreasing demand for our products and services, and an increased risk that our customers may seek price reductions or more favorable economic terms for our products and services or terminate our contracts.

Beginning in 2014 and to a greater extent following Russia’s military action in Ukraine in 2022, the United States, the European Union (“EU”) and the United Kingdom, among others, have imposed significant economic sanctions and export control measures on Russia and others supporting Russia’s military and political actions in Ukraine, including restrictions on the Russian energy and financial sectors, prohibitions and restrictions relating to Russian origin oil and oil products, and export controls limiting the export of a wide range of goods and technical assistance to Russia. In response, Russia has implemented certain counter-sanctions. Existing and future economic sanctions, export controls, import controls and other measures, including those that may be enacted by the Trump Administration, as well as the existing and potential further responses from Russia or other countries to such economic sanctions, and further tensions and military actions, could adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations.

Additionally, the ongoing conflicts in the Middle East, including Israel and Iran, the political, economic and social instability in Venezuela and the Russian invasion of Ukraine and related sanctions have collectively disrupted supply chains for crude oil and natural gas in certain of the markets in which we operate. The Russia-Ukraine conflict and the ongoing conflicts in the Middle East, as well as the related international response, have exacerbated global supply chain disruptions and caused delays or rerouting of cargos (particularly with respect to the Strait of Hormuz), which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase and also result in the scarcity of certain materials. Any economic slowdown or recession in Europe or globally, including as a result of such supply chain disruptions or sanctions, may also impact demand and depress the price for crude oil, natural gas or other products, which could have significant adverse consequences on our financial condition and the financial condition of our customers, suppliers and other counterparties, and could diminish our liquidity. Further, the ongoing conflicts in the Middle East, including Israel and Iran, and political, economic and social instability in Venezuela could escalate into broader conflicts or greater economic and social instability that could further disrupt energy operations and supply chains globally.

Our operations may be impacted by changing macroeconomic conditions, including inflation.

Ongoing inflationary pressures resulted in, and may in the future result in, additional increases to the costs of goods, services and personnel, which in turn could cause our capital expenditures and operating costs to rise, as well as a scarcity of certain products and raw materials. Like others in our industry, in the past few years, we faced, and may in the future face, considerable inflation in the cost of raw materials and personnel. International conflicts or other geopolitical events, such as the continuing Russia-Ukraine war, the ongoing conflicts in the Middle East, including Israel and Iran, and political, economic and social instability in Venezuela, may also cause upward pressure on the cost of raw materials due to transportation disruptions, higher manufacturing costs, disruptions in supply chains and availability of raw materials, interruptions in manufacturing operations and heightened inflation. To the extent inflation rises, we may experience further cost increases for our operations, as well as increased labor costs. Sustained levels of high inflation caused the U.S. Federal Reserve to raise its target range for the federal funds rate multiple times in 2022 and 2023, but the U.S. Federal Reserve cut rates multiple times between September of 2024 and December of 2025. Due to continued levels of high inflation, in September of 2026, the U.S. Federal Reserve increased rates by 25 basis points, resulting in a total aggregate increase of 375 basis points. The U.S. Federal Reserve’s target rate is currently between 3.75% and 4.00%. Future rate hikes from the U.S. Federal Reserve (or its equivalent in other nations) or other efforts to curb inflationary pressure on the costs of goods and services could have the effect of raising the cost of capital and depressing economic growth, either of which (or the combination thereof) could hurt the financial and operating results of our business.

High oil and natural gas prices are also inflationary, and governmental or economic responses to high oil and natural gas prices could impact the operations of our customers. Sustained high oil and natural gas prices could also drive over-investment and create the potential for global oversupply, which could cause prices to fall, also impacting investment by our customers.

Any future reduction in worldwide economic growth and economic activity could, if sustained, ultimately lead to a global recession. In a global recession, it is likely that the demand for oil and natural gas would decline and the number of planned offshore energy projects would decrease. Such a scenario would negatively impact the demand for our products and services and, in turn, our financial performance.

A deterioration in global economic conditions and adverse developments affecting the financial services industry could affect our current and projected business operations and our financial condition and results of operations.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the United States and elsewhere around the world. Weak economic conditions, sustained uncertainty about global economic conditions or a prolonged or further tightening of credit markets could cause our customers and potential customers to postpone or reduce spending on products or services or put downward pressure on prices, which could have an adverse effect on our business, financial condition, results of operations and cash flows. In the event of extreme prolonged adverse market events, such as a global credit crisis, we could incur significant losses. The future impact of these types of events on our business, financial condition, results of operations and cash flows depends largely on developments outside our control.

Our access to funding sources and other credit arrangements in amounts adequate to finance our current and projected future business operations could be significantly impaired by factors that affect us, any financial institutions with which we enter into credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures affecting financial institutions, the ability of financial institutions to perform obligations under various types of financial, credit or liquidity agreements or arrangements or disruptions or instability in the financial services industry or financial markets.

The results of events or concerns that involve one or more of these factors could include a variety of material adverse effects on our current and projected business operations, financial condition and results of operations. These risks include, but may not be limited to, the following:

•	delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

•	inability to enter into credit facilities or other working capital resources;

•	potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements; or

•	termination of cash management arrangements or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, refusal to refinance existing indebtedness upon its maturity or on terms similar to the expiring debt or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses or other obligations, financial or otherwise, result in breaches of our financial or contractual obligations or could result in temporary violations of international, federal or state wage and hour laws.

Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse effects on our liquidity and our current and projected business operations and financial condition and results of operations. In addition, deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our partners, vendors or suppliers, which in turn could have a material adverse effect on our current and projected business operations, results of operations and financial condition.

The default by customers and counterparties could adversely affect our business, financial condition, results of operations and cash flows.

The deterioration in the financial condition of one or more of our significant customers or counterparties could result in their failure to perform under the terms of their agreements with us or default in payments owed to us. Our customers and counterparties include crude oil and natural gas E&P companies, drilling contractors, equipment and raw material suppliers, shipyards and manufacturers of capital equipment whose creditworthiness may be suddenly and disparately impacted by, among other factors, commodity price volatility, deteriorating energy market conditions and public and regulatory opposition to energy producing activities. Additionally, we depend on a limited number of customers for a significant portion of our revenues. Our top five customers accounted for approximately 37.7%, 45.2% and 42.0% of our total consolidated revenues for the six months ended June 30, 2026 and the years ended December 31, 2025 and 2024, respectively. During the six months ended June 30, 2026, two customers accounted for approximately 12.1% and 11.0% of total revenue compared to two customers accounting for 14.2% and 10.3% during the six months ended June 30, 2025. During the year ended December 31, 2025, one customer accounted for 20.8% of our revenues for such year, and during the year ended December 31, 2024, one customer accounted for 18.2% of our revenues for such year. As a result of the volatility in the commodity market and the depressed prices for oil and natural gas following the emergence of COVID-19, some of our customers have undergone Chapter 11 bankruptcy or other reorganization procedures within the past five years. During such bankruptcies, we were considered a critical vendor and suffered only minor delays and discounts on payment collections, but we may not be considered a critical vendor in the event of any customer bankruptcies in the future.

The concentration of credit risk may be affected by changes in economic or other conditions within our industry and may accordingly affect our overall credit risk. While we have credit approval procedures and policies in place, we are unable to completely eliminate the performance and credit risk to us associated with doing business with these parties. In a low commodity price environment, certain of our customers have been or could be negatively impacted, causing them significant economic stress, resulting, in some cases, in a customer bankruptcy filing or an effort to renegotiate our contracts. The deterioration in the creditworthiness of our customers and the resulting increase in nonpayment or nonperformance by them could cause us to write down or write off accounts receivables or tangible and intangible assets. Such write-downs or write-offs could negatively affect our operating results in the periods in which they occur, and, if significant, could have a material adverse effect on our business, financial condition, results of operations and cash flows. To the extent one or more of our key customers commences bankruptcy proceedings, our contracts with the customers may be subject to rejection under applicable provisions of the United States Bankruptcy Code or, if we so agree, may be renegotiated. Further, during any such bankruptcy proceeding, prior to assumption, rejection or renegotiation of such contracts, the bankruptcy court may temporarily authorize the payment of value for our services less than contractually required, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The resolution of our outstanding claims against such a customer or counterparty is dependent on the terms of the plan of reorganization but may include our claims being converted to equity in the reorganized entity and in addition to impacting our business, financial condition, results of operations and cash flows could require us to incur impairment charges against the associated assets or write down our goodwill.

Our estimates of market potential and forecasts of market growth may prove to be inaccurate.

Market estimates and growth forecasts, including those of independent sources and our management, are uncertain and based on assumptions and estimates that may be inaccurate. The extent of our potential market size and growth depends on a number of factors, including changes in the competitive landscape, technological changes, customer budgetary constraints, changes in business practices, changes in the regulatory environment, changes in economic conditions, oil and gas activity levels and the price we can charge for our products and services. Our estimates relating to the extent of our potential market size and growth may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth rates we estimate or forecast, our business could fail to grow at similar rates, if at all, which could cause the trading price of our Class A common stock to decline or be volatile.

The growth of our business through recent and potential future acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

We intend to pursue selected acquisitions of complementary assets and businesses, such as the Drillform Acquisition. The success of this strategy is dependent upon our ability to identify appropriate acquisition targets, negotiate transactions on favorable terms, finance transactions, obtain necessary regulatory approvals, complete transactions and successfully integrate them into our existing business. Acquisitions involve numerous risks, including:

•	unanticipated costs and exposure to liabilities assumed in connection with the acquired business or assets, including, but not limited to, environmental liabilities and title issues;

•	difficulties in integrating the operations and assets of the acquired business and any acquired personnel;

•	complexities associated with managing a larger, more complex, integrated business;

•	limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business;

•	potential losses of key employees, customers and business partners of the acquired business;

•

performance shortfalls at one or both of the companies as a result of the diversion of management’s attention from their day-to-day responsibilities caused by completing an acquisition and integrating an acquired business into the combined company;

•	risks of entering markets in which we have limited prior experience; and

•	increases in our expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties, and may require a significant or disproportionate amount of time and managerial and financial resources. We may experience difficulties in integrating recent and future acquired businesses’ operations into our business and in realizing expected benefits and synergies from such acquisitions. If we are unable to successfully integrate the operations of recent and future acquired businesses with our business, we may be unable to achieve consolidation savings and may incur unanticipated costs and liabilities.

Our failure to incorporate acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations. Furthermore, competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

In addition, we may not have sufficient capital resources to complete any additional acquisitions. Historically, we have financed our acquisitions with a combination of cash generated from operations, borrowings, performance-based deferred payments and debt issuances. Subject to the terms of our indebtedness, we may incur substantial indebtedness to finance future acquisitions, may issue equity, debt or convertible securities in connection with such acquisitions and may incur performance-based deferred payments. Debt service requirements could represent a significant burden on our results of operations and financial condition, and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing as needed or on satisfactory terms.

Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions could reduce our focus on current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

We are subject to risks relating to existing international operations and expansion into new geographical markets.

We continue to focus on expanding sales globally as part of our overall growth strategy and expect sales from outside the United States to continue to represent a significant and growing portion of our revenue. Our international operations and global expansion strategy are subject to general risks related to such operations, including:

•	political, social and economic instability and disruptions;

•	social unrest, acts of terrorism, war and other armed conflict;

•	nationalization and expropriation;

•	public health crises and other catastrophic events, such as the COVID-19 pandemic;

•	export controls, economic sanctions, embargoes, import controls, duties and tariffs and other trade restrictions;

•	limitations on ownership and on repatriation or dividend of earnings;

•	transportation delays and interruptions;

•	labor unrest and current and changing regulatory environments;

•	increased compliance costs, including costs associated with disclosure requirements and related due diligence;

•	difficulties in staffing and managing multinational operations;

•	limitations on our ability to enforce legal rights and remedies;

•	access to or control of networks and confidential information due to local government controls and vulnerability of local networks to cybersecurity risks;

•	inflation;

•	changes in tax laws; and

•	fluctuations in foreign currency exchange rates.

If we are unable to successfully manage the risks associated with expanding our global business or adequately manage operational risks of our existing international operations, these risks could have a material adverse effect on our growth strategy into new geographical markets, our reputation and our business, financial condition, results of operations and cash flows.

We must comply with export and import controls, economic sanctions and embargoes and other international trade laws and regulations, and any failure to comply with such laws and regulations could subject us to liability and have a material adverse impact on our business, financial condition and results of operations.

We conduct business globally, and our business activities and services must be conducted in compliance with applicable import and export control laws and regulations, as well as economic sanctions and other international trade laws of the United States, the EU, the United Kingdom, Norway and other countries. The export and import controls, economic sanctions, embargoes and other international trade laws include the U.S. Commerce Department’s Export Administration Regulations, the U.K. Strategic Export Control List, the Norwegian Export Control Act, the Norwegian Export Control Regulation, economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations (“U.N.”) Security Council, the European Commission, competent authorities of EU Member States, the U.K.’s Office of Financial Sanctions Implementation and the Norwegian Ministry of Foreign Affairs and their equivalents in other countries where we operate. Although we have instituted and implemented policies and procedures reasonably designed to promote compliance with such laws and regulations, our global operations expose us to the risk of violating, or being accused of violating, import and export controls, economic sanctions, embargoes and other international laws and regulations. Violation of import or export control laws and regulations or economic sanctions, embargoes or other international trade laws could result in negative consequences to us, including government investigations, sanctions, criminal or civil fines or penalties, more onerous compliance requirements, loss of authorizations or licenses needed to conduct aspects of our business, default under debt, reputational harm and other adverse consequences. Moreover, if any of our counterparties or jurisdictions where we do business becomes the target of economic sanctions, we may face an array of issues, including, but not limited to, having to abandon the related project, being unable to recoup prior invested time and capital or being subject to lawsuits, investigations or regulatory proceedings that could be time consuming and expensive to respond to, and which could lead to criminal or civil fines or penalties. For example, in compliance with applicable trade restrictions relating to Russia, we withdrew all operations in and sales into Russia and no longer support our equipment installed in Russia, and there are various other regions where we refrain from making sales of our products and services. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations can cause delays in shipments, unscheduled operational downtime and material impacts to our business operations. Despite our compliance efforts, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

The results of our operations are subject to market risk from changes in foreign currency exchange rates.

Our non-U.S. operations generate significant revenues and earnings, and we pay expenses, purchase assets, source raw materials and incur liabilities in countries using currencies other than the U.S. dollar, including, but not limited to, the Euro (“EUR”), the British pound sterling and the Norwegian krone (“NOK”). During 2024, 2025 and the six months ended June 30, 2026, 63.9%, 63.3% and 59.0%, respectively, of our revenue was derived from sales outside the United States. Because our financial statements are presented in U.S. dollars, we must translate revenues and expenses into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Thus, increases or decreases in the value of the U.S. dollar against other currencies in which our operations are conducted will affect our revenue and operating income. Because of the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. Additionally, fluctuations in foreign currency exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of the products we provide in international markets where payment for our products is made in the local currency. We use derivative financial instruments to mitigate our net exposure to currency exchange fluctuations. We had forward contracts with a notional amount of $108.1 million (with a fair value of a net asset of $0.8 million) as of December 31, 2025, to reduce the impact of foreign currency exchange rate movements. We are also subject to risks that the counterparties to these contracts fail to meet the terms of our foreign currency contracts. We cannot assure you that fluctuations in foreign currency exchange rates would not affect our financial results.

Policy changes affecting international trade could adversely impact the demand for our products and our competitive position.

Changes in government policies on foreign trade and investment can affect the demand for our products and services, impact the competitive position of our products and services or prevent us from being able to sell products and services in certain countries. Our business benefits from free trade agreements, and efforts to withdraw from or substantially modify such agreements, in addition to the implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs, import or export licensing requirements, economic sanctions, anti-boycott laws, exchange controls or new barriers to entry, could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, we are experiencing increased tariffs on certain of our products and product components from China. Additionally, in 2025, the Trump Administration announced additional tariffs on goods from all countries pursuant to the International Emergency Economic Powers Act. These tariffs were later found to have exceeded presidential authority and were invalidated by the U.S. Supreme Court. Following such ruling, President Trump implemented a 150-day “global tariff” of 10% effective February 24, 2026, using presidential powers under the Trade Act of 1974, which expired in July 2026. In July 2026, the Trump Administration imposed a 10% or 12.5% tariff on 60 trading partners pursuant to Section 301 of the Trade Act of 1974. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Such tariffs may put upwards pressure on prices in other jurisdictions from which we purchase product components, which could reduce our ability to offer competitive pricing to potential customers and affect the demand for our products. In addition, the scope and durability of existing and future tariff measures remain uncertain.

We cannot predict what changes to trade policy will be made by the Trump Administration, the U.S. Congress or other governments, including whether existing or future tariff policies will be maintained or modified or whether the entry into new bilateral or multilateral trade agreements will occur, nor can we predict the effects that any such changes would have on our business or the global economy. Changes in U.S. trade policy, or threat of such changes, have resulted and could again result in reactions from U.S. trading partners, including adopting responsive trade policies making it more difficult or costly for us to export our products or import products or product components from countries where we currently purchase products or product components or sell products or services. Such changes, or threatened changes, to trade policy or in laws and policies governing foreign trade, and any resulting negative sentiments or retaliatory trade practices towards the United States as a result of such changes, could materially and adversely affect our business, financial condition, results of operations and liquidity.

Equipment failures or production curtailments or shutdowns at our manufacturing and production facilities could adversely affect our manufacturing capability.

Our manufacturing capacity is subject to equipment failures and the risk of catastrophic loss due to unanticipated events, such as fires, explosions and adverse weather conditions. Our manufacturing processes depend on critical pieces of equipment. Such equipment may, on occasion, be out of service as a result of unanticipated failures, which could require us to close part or all of the relevant manufacturing and production facility or cause us to reduce production on one or more of our product lines. Any interruption in manufacturing capability may require us to make significant and unanticipated capital expenditures to effect repairs, which could have a negative effect on our profitability and cash flows. We carry business interruption insurance; however, recoveries under insurance coverage that we currently maintain or may obtain in the future may not be sufficient to completely offset the lost revenues or increased costs resulting from a disruption of our operations. See “—We may not have adequate insurance for potential environmental, product or personal injury liabilities.” A sustained disruption to our business could also result in delays to or cancellations of customer orders and contractual penalties, which may also negatively impact our reputation among our customers. Any or all of these occurrences could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The loss of senior management or technical personnel could materially adversely affect our operations.

We depend on the services of our senior management and technical personnel. In particular, we depend on our current senior management for the implementation of our strategy and the supervision of our day-to-day activities. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of our senior management or technical personnel, or an inability to attract and retain additional senior management or technical personnel, could have a material adverse effect on our business, financial condition and results of operations.

Many of our products are mechanically complex and often must perform in extremely challenging conditions. The design and delivery of our products and the performance of our services require skilled and qualified technical personnel with specialized skills and experience, and our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. The demand for skilled workers is high, and the supply is limited. As a result, competition for experienced personnel is intense, and we face significant challenges in competing for employees and management with large and well-established competitors. There is a greater shortage of skilled workers in some regions where we operate, such as Brazil. Additionally, we are subject to local content laws in jurisdictions where we operate, including certain countries in West Africa. Noncompliance could result in monetary fines and other penalties that may restrict our ability to operate in such countries. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase, and our operations and growth potential could be impaired. Employee turnover may also lead to lost productivity and decrease employee engagement, which could adversely impact our business.

We may incur liabilities to customers as a result of warranty claims that could adversely affect our reputation, ability to obtain future business and earnings.

We provide warranties as to the proper operation and conformance to specifications of the products we manufacture or install. Failure of our products to operate properly or to meet specifications may increase costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims, and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, ability to obtain future business and earnings could be adversely affected.

Our operations and our customers’ operations are subject to unforeseen interruptions and hazards inherent in the oil and natural gas industry, for which we or our customers may not be adequately insured and which could cause us to lose customers and substantial revenue.

Our operations and our customers’ operations are exposed to the risks inherent to our industry, such as equipment defects, vehicle accidents, fires, explosions, blowouts, surface cratering, uncontrollable flows of gas or well fluids, pipe or pipeline failures, abnormally pressured formations and various environmental hazards, such as oil spills and releases of, and exposure to, hazardous substances. In addition, our operations and our customers’ operations are exposed to potential natural disasters, including blizzards, tornadoes, wildfires, storms, floods, other adverse weather conditions and earthquakes. The occurrence of any of these events could result in substantial losses to us or our customers due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties or other damage resulting in curtailment or suspension of our operations or our customers’ operations. The cost of managing such risks may be significant. The frequency and severity of such incidents may affect operating costs, insurability and relationships with customers, employees and regulators. Our existing and potential future customers may elect not to purchase our products and services if they view our environmental or safety record as unacceptable, which could cause us to lose customers and substantial revenues. While we maintain a portfolio of insurance policies, our insurance may not be adequate to cover all losses or liabilities we may suffer. See “—We may not have adequate insurance for potential environmental, product or personal injury liabilities.”

As a designer, manufacturer, installer and servicer of oil and gas pressure control equipment, we may be subject to liability (including for environmental contamination), personal injury, property damage and environmental contamination should such equipment fail to perform to specifications.

We provide products and systems to customers involved in oil and gas exploration, development and production, as well as in certain other non-oil and gas markets. Some of our equipment is designed to operate in high-temperature or high-pressure environments on land, on offshore platforms and on the seabed. We also provide parts and services at numerous facilities located around the world, as well as at customer sites for this type of equipment. Because of applications to which our products and services are put, particularly those involving the high temperature or pressure environments, a failure of such equipment, or a failure of our customers to maintain or operate the equipment properly, could cause damage to the equipment, damage to the property of customers and others, personal injury and environmental contamination, onshore or offshore, leading to claims against us.

We may not have adequate insurance for potential environmental, product or personal injury liabilities.

While we maintain a portfolio of insurance policies to protect our core businesses against loss of property, business interruption, injury to personnel and liability to third parties for such losses as per industry standards, this insurance is subject to coverage limits. Certain types of losses are generally not insured by us because they are either uninsurable or not economically insurable, such as losses caused as a result of inability to deliver on time or at the right quality, or losses occasioned by willful misconduct, criminal acts, fines and penalties and various perils associated with war and terrorism. In addition, certain policies do not provide coverage for damages resulting from environmental contamination or may exclude coverage for other reasons. We face the following risks with respect to our insurance coverage:

•	we may not be able to maintain or obtain insurance of the type and amount we desire on commercially reasonable terms;

•	market conditions may cause premiums and deductibles for certain of our insurance policies to increase;

•	we may be faced with types of liabilities that will not be covered by our insurance;

•	our insurance carriers may not be able to meet their obligations under the policies; or

•	the dollar amount of any liabilities may exceed our policy limits or sub-limits.

An uninsured loss, a loss that exceeds the limits of our insurance policies or a succession of such losses could have a material adverse effect on our business, operations and financial condition. Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our consolidated financial statements. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial position.

Our limited combined historical financial statements may not be indicative of future performance.

HMH B.V. was formed in October 2021, through the combination of Baker Hughes’s Subsea Drilling Systems pressure control business and Akastor’s MHWirth drilling equipment business, and has a limited combined operating history. Additionally, due to the demand for our products and services depending, in large part, on the highly fluctuating and cyclical demand for, and production of, oil and natural gas, comparisons of our current and future operating results with prior periods are difficult. As a result, our limited combined historical financial performance may make it difficult for stockholders to evaluate our business and results of operations to date and to assess our future prospects and viability. As a recently public company, our cost structure is different and includes both additional recurring costs and non-recurring costs that we incurred during our transition to being a public company and will incur afterwards. Accordingly, our historical consolidated financial information for periods prior to the IPO may not be reflective of our financial position, results of operations, cash flows or costs had we been a public company during such periods, and the historical financial information may not be a reliable indicator of what our financial position, results of operations or cash flows will be in the future. See “Management’s discussion and analysis of financial condition and results of operations.”

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Oil and gas related facilities could also be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Certain of our facilities are located in close proximity to the Gulf and, as a result, are susceptible to damage by hurricanes and other tropical storms.

Hurricanes and other tropical storms and the threat thereof could result in the shutdown of operations in coastal regions, including the Gulf, as well as operations within the path and the projected path of the hurricanes or tropical storms. A number of our facilities are located within close proximity of the coast of the Gulf, such as two facilities in Houston, Texas, USA, one facility in Mobile, Alabama, USA and one facility in Veracruz, Mexico. Our results of operations could be negatively impacted in the event of a hurricane or other tropical storm in the Gulf that strikes the coastline near our facilities.

Risks related to environmental and regulatory matters

Environmental liabilities could adversely affect our customers’ business, financial condition and results of operations, which in turn could have a negative impact on demand for our products and services.

The oil and natural gas business is subject to environmental hazards, such as oil spills, gas leaks, ruptures, fires and discharges of petroleum products and hazardous and other substances and historical disposal activities. These environmental hazards could expose our customers to material liabilities, such as for property damages, personal injuries, criminal fines and penalties or environmental remediation measures, including costs of investigating and remediating contaminated properties. A variety of stringent laws and regulations govern the environmental aspects of our customers’ businesses and impose strict requirements for, among other things:

•	well drilling or workover, operation and abandonment;

•	handling, transporting and disposing of a variety of fluids and substances, including hydraulic fracturing fluids, such as produced water;

•	accidental spills or releases or oil or other hazardous substances, and the remediation thereof;

•	protection of natural resources, air, water, wetlands, soil, protected species and protected areas;

•	seismic activity;

•	chemical use and storage;

•	financial assurance; and

•	controlling air emissions, preventing water contamination and unauthorized waste discharges.

Our business and our customers’ businesses are subject to complex laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to extensive international conventions and treaties, as well as U.S. federal, state and local laws and regulations, including complex environmental laws, occupational health and safety laws and moratoriums on drilling. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. Failure to comply with these laws and regulations may also result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Future laws or regulations, any adverse changes in the interpretation of existing laws and regulations, inability to obtain necessary regulatory approvals or a failure to comply with existing legal requirements may harm our business, financial condition, results of operations and cash flows.

We or our customers may incur significant delays, costs and liabilities as a result of environmental and occupational health and safety laws and regulations. These delays, costs and liabilities could arise under a wide range of federal, regional, state and local laws and regulations relating to the generation, transportation and disposal of hazardous substances, waste disposal, air emissions, water discharges, remediation, restoration and reclamation of environmental contamination, including oil spill cleanup and well plugging and abandonment requirements, protection of endangered and other protected species and related matters. We are also subject to extensive regulation of worker health and safety. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, denial, modification or revocation of permits or other authorizations, imposition of cleanup and site restoration costs and liens and, in some instances, issuance of orders or injunctions limiting or requiring discontinuation of certain operations. Despite the Trump Administration’s stated opposition to some of these regulations and initiatives, individual states have the right to enforce their own laws and, in some cases, federal laws, independent of the federal government.

In January 2023, the EU enacted the Corporate Sustainability Reporting Directive (“CSRD”), which considerably expanded the scope of mandatory sustainability reporting to which certain EU companies are subject. The CSRD entered into effect for the first in-scope companies from January 1, 2024, and requires the reporting of significant amounts of sustainability or Environmental, Social and Governance (“ESG”) information, including for many companies Scope 1, Scope 2 and Scope 3 emissions and climate-related financial risks. The European Commission has since proposed postponements and simplifications to the reporting obligations, which have been adopted. Companies within scope are now limited to those with net turnover exceeding EUR 450 million and an average of at least 1,000 employees. On March 6, 2024, the SEC adopted a new set of rules that require a wide range of climate-related disclosures, including material climate-related risks, information on any climate-related targets or goals that are material to the registrant’s business, results of operations or financial condition, Scope 1 and Scope 2 greenhouse gas (“GHG”) emissions on a phased-in basis by certain larger registrants when those emissions are material and the filing of an attestation report covering the same, and disclosure of the financial statement effects of severe weather events and other natural conditions, including costs and losses. Multiple lawsuits have been filed challenging the SEC’s new climate rules, which have been consolidated in the U.S. Court of Appeals for the Eighth Circuit. On April 4, 2024, the SEC issued an order staying the final rules until judicial review is complete. On March 27, 2025, the SEC voted to end the defense of the rules in the litigation. On April 4, 2025, a group of 18 intervenor-respondent states and the District of Columbia moved to hold the cases in abeyance until the SEC amends or rescinds the regulations, which motion was granted by the Eighth Circuit in an order issued on April 24, 2025. Further, the Eighth Circuit directed the SEC to file a status report within 90 days (by July 23, 2025) advising the Court whether the SEC intends to review or reconsider the rules at issue in the case. On July 23, 2025, the SEC filed a status report, advising the Eighth Circuit that the SEC does not intend to review or reconsider the rules at issue and requesting that the court terminate the abeyance and decide the case on the merits. On September 12, 2025, the U.S. Court of Appeals issued an order to hold the petitions challenging the climate disclosure rules in abeyance pending further action by the SEC. On May 29, 2026, the SEC published a proposal to rescind its climate disclosure rules. While the ultimate outcome of legal challenges and any resulting changes to the final rules are not yet known, we cannot predict the costs of implementation or any potential adverse impacts resulting from the rulemaking. To the extent this rulemaking is implemented, which is uncertain at this time, we could incur increased costs relating to the assessment and disclosure of climate-related risks, and we cannot predict how any information disclosed under the rules may be used by financial institutions or investors. We may face increased litigation risks, or limits or restrictions on our access to capital, related to disclosures made pursuant to the rule if finalized as proposed. While the SEC’s new climate rules may ultimately not be implemented, individual states may continue to impose climate-related disclosure mandates. In addition to the SEC climate-related rules, laws and regulations in some state jurisdictions, such as the California Climate Corporate Data Accountability Act and Climate-Related Financial Risk Act, impose present and future obligations to report GHG emissions. The California Climate Corporate Data Accountability Act requires covered entities to annually report Scope 1 and 2 emissions starting in 2026 and Scope 3 emissions starting in 2027. The Climate-Related Financial Risk Act requires covered entities to submit climate risk reports by January 1, 2026, but the U.S. Court of Appeals for the Ninth Circuit issued an injunction to the enforcement of the Climate-Related Financial Risk Act and the California Air Resources Board indicated in December 2025 that it will not enforce the January 1, 2026 deadline, pending resolution of ongoing judicial challenges. Calculation of some GHG emissions can involve uncertainty and lack precision because of the absence of reliable inputs or methods to perform such calculations. Accordingly, the California regulations and other similar regulations may give rise to litigation risk concerning the required disclosures.

The CSRD, adopted in 2023, has a much broader scope than the SEC’s new climate rules and requires in-scope companies to publish reports on how their business and value chains impact the environment and society, as well as the social and environmental risks and opportunities to which they are subject. The CSRD also includes the disclosure of Scope 3 emissions (which were left out of the final SEC climate rules), to the extent that climate change is determined to be a material topic for the Company as part of a double materiality assessment. We began implementing policies and procedures to comply with these expansive new requirements in 2024 for financial periods beginning on or after January 1, 2024, but that implementation process has extended into 2027 as a result of the subsequent revisions to the CSRD.

On July 25, 2024, the EU Corporate Sustainability Due Diligence Directive (“CS3D”) entered into force. The CS3D requires the use of risk-based due diligence to mitigate “adverse environmental and human rights impacts” in an in-scope company’s “chain of activities,” including certain activities of its business partners. Nonetheless, the provisions of the CS3D will not take effect until July 26, 2029, which is the date in-scope entities will need to comply with the due diligence requirements. France has also adopted laws requiring large companies to carry out human rights and environmental due diligence, while similar laws have been proposed in other EU Member States, such as Belgium, the Netherlands and Austria. Further, the Norwegian Transparency Act (“NTA”), which took effect on July 1, 2022, requires mapping actual and potential risks of adverse impacts on decent working conditions and human rights.

On February 26, 2025, the European Commission published a proposal involving, among other things, significant simplifications of the CSRD and the CS3D. For the CSRD, the European Commission’s proposal includes, among other things, a postponed application, a reduced scope of companies covered, as well as revised CSRD reporting standards (“ESRS”). For the CS3D, the European Commission’s proposal includes, among other things, a postponed application and less stringent requirements relating to due diligence. On April 17, 2025, the proposed postponements relating to the obligations of the CSRD and the CS3D entered into force through Directive (EU) 2025/794, which requires EU member states to adopt the changes into domestic legislation by December 31, 2025 at the latest. In Norway, amendments to the Norwegian Accounting Act were adopted on July 3, 2025 to reflect the postponements of the CSRD reporting requirements. The other proposed simplifications of the CSRD and the CS3D were approved by the European Parliament and the Council of the European Union on December 16, 2025. The approved text has been published in the Official Journal of the European Union and entered into force on March 18, 2026. In addition, simplified ESRS were adopted by the European Commission on July 3, 2026.

Compliance with these climate disclosures and broader ESG rules and value chain-related rules could be costly and time-consuming. Such enhanced disclosure and value chain related requirements could accelerate the trend of certain stockholders and lenders restricting or seeking more stringent conditions with respect to their investments in certain carbon intensive sectors.

Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault through a strict, joint and several liability scheme. Costs associated with compliance with these laws, defending against related claims, and any actual liabilities have been and will continue to be significant.

Additionally, changes in environmental laws or regulations, including laws relating to the emission of carbon dioxide and other GHGs or other climate change concerns, could require us to devote capital or other resources to comply with these laws and regulations. Thus, any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly pollution control equipment and operations, the occurrence of delays in the permitting or performance of projects or waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our business, financial condition, results of operations and cash flows. These changes could also subject us to additional costs and restrictions, including increased fuel costs. Such changes in laws or regulations could increase costs of compliance and doing business for our customers and thereby decrease the demand for our services. Because our business depends on the level of activity in the offshore oil and gas industry, existing or future laws and regulations related to GHGs and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws and regulations reduce the worldwide demand for oil and gas or limit drilling opportunities for our customers, which in turn reduces demand for our products and services.

Our business may be subject to risks related to climate change, including physical risks such as increased adverse weather patterns and transition risks such as evolving climate change regulation, alternative fuel measures and mandates, shifting consumer preferences, technological advances and negative shifts in market perception towards the oil and natural gas industry and associated businesses, any of which could result in increased operating expenses and capital costs or decreased resources and adversely affect our financial results.

Climate change continues to attract considerable attention in the United States and internationally, including from regulators, legislators, companies in a variety of industries, financial market participants and other stakeholders. This focus, together with government grants, incentives and subsidies focused on alternative energy development, such as those contained in the Inflation Reduction Act of 2022 (the “IRA 2022”), and changes in consumer and industrial/commercial behavior, preferences and attitudes with respect to the generation and consumption of energy, petroleum products and the use of products manufactured with, or powered by, petroleum products, may in the long term result in (i) the enactment of additional climate change-related regulations, policies and initiatives (at the government, regulator, corporate and investor community levels), including alternative energy requirements, new fuel consumption standards, energy conservation and emissions reductions measures and responsible energy development, (ii) technological advances with respect to the generation, transmission, storage and consumption of energy (e.g., wind, solar and hydrogen power, smart grid technology and battery technology, and increasing efficiency) and (iii) increased availability of, and increased consumer and industrial/commercial demand for, alternative energy sources and products manufactured with, or powered by, alternative energy sources (e.g., electric vehicles and renewable residential and commercial power supplies).

Climate change legislation and regulatory initiatives may arise from a variety of sources, including international, national, regional and state levels of government and associated administrative bodies, seeking to monitor, restrict or regulate existing emissions of GHGs, such as carbon dioxide and methane, as well as to restrict or eliminate future emissions. Restrictions on GHG emissions that may be imposed, or the adoption and implementation of regulations that require reporting of GHG emissions or other climate-related information or otherwise seek to limit GHG emissions (including carbon pricing schemes) from us or our customers, could adversely affect our business and the oil and gas industry. For example, in 2015, the U.N. Climate Change Conference in Paris resulted in an agreement (the “Paris Agreement”) to set a target of keeping global temperature increase to below 1.5°C of pre-industrial levels. To measure progress towards this target, the Paris Agreement requires the parties to complete a global stocktake, assessing members’ collective efforts and achievements in reducing GHG emissions and adapting to the impacts of climate change, every five years. On December 13, 2023, the 28th annual U.N. Climate Change Conference (“COP 28”) issued its first global stocktake, which calls on parties to contribute to transitioning away from fossil fuels, reduce methane emissions and increase renewable energy capacity, among other things, to achieve net zero by 2050. The Paris Agreement and other like international conventions and agreements are expected to result in additional laws and regulations or changes to existing laws and regulations, including energy conservation incentives, in the EU and other countries where we have a presence, and could have a material adverse effect on our business and the business of our customers.

In response to the growing concerns regarding the role of methane in climate change, the United States enacted the IRA 2022, which contains provisions that impose fees for excess methane emissions from oil and gas facilities and includes incentives for renewable energy development. Further, on December 2, 2023, during COP 28, the United States announced new stricter methane rules to reduce emissions from both new and existing oil and natural gas industry sources. The final rules revising the new source performance standards regulating GHGs and volatile organic compounds emissions for the Crude Oil and Natural Gas source category pursuant to the Clean Air Act were published on March 8, 2024, and the final rules implementing the waste emissions charge (the “Waste Emissions Charge”) were published on November 18, 2024. On March 14, 2025, President Trump signed a Joint Resolution of Disapproval under the Congressional Review Act to prohibit the Environmental Protection Agency’s (“EPA”) Waste Emissions Charge rules from taking effect. On July 4, 2025, President Trump signed the One Big Beautiful Bill Act, which, among other things, postpones the EPA’s imposition of the Waste Emissions Charge to 2034. On July 31, 2025, the EPA issued an interim final rule extending several compliance deadlines associated with the 2024 new source performance standards for the oil and gas industry, which rule was finalized in December 2025. In September 2025, the EPA announced a proposal to end the GHG Reporting Program for all sectors except petroleum and natural gas systems (excluding reporting for natural gas distribution, which would also be eliminated under the proposal) and deferring reporting for petroleum and natural gas systems until 2034. Further, on January 20, 2025, the Trump Administration issued an executive order that initiated the process to withdraw the United States from the Paris Agreement, mandated ending the United States’ financial commitments under the UN Framework Convention on Climate Change, and revoked the U.S. International Climate Finance Plan. The United States’ withdrawal from the Paris Agreement became effective on January 27, 2026. On January 7, 2026, the Trump Administration issued an executive order directing United States executive agencies to cease participation in and withdraw from the UN Framework Convention on Climate Change. In addition to the executive order mentioned above, as of March 23, 2026, the Trump Administration had issued a series of executive orders that signal a shift in the United States’ energy and climate change policies. Among other directives, such executive orders: (i) direct federal agencies to identify and exercise emergency authorities to facilitate conventional energy production, transportation and refining, and call for the use of emergency regulations to expedite energy infrastructure projects; (ii) promote energy exploration and production on federal lands and waters; (iii) mandate a review of existing regulations that may burden domestic energy development; and (iv) pause the disbursement of funds appropriated through the IRA 2022 and the Infrastructure Investment and Jobs Act. It is not possible to predict the impact of the Trump Administration on these climate and energy initiatives at this time. While the Trump Administration may seek to reverse some or all of the initiatives advanced by the Biden Administration, it is unknown whether such reversals will ultimately be successful, and these or additional changes in the future could impact our business and operations, and those of our customers.

Accordingly, our business and operations, and those of our customers, are subject to executive, regulatory, political and financial risks associated with onshore and offshore operations, petroleum products and the emission of GHGs. Any legislation or regulatory programs related to climate change could increase our costs and require substantial capital, compliance, operating and maintenance costs, reduce demand for petroleum and related marine transportation services, reduce our access to financial markets and create greater potential for governmental investigations or litigation.

The adoption of legislation or regulatory programs to reduce GHG emissions could require us or our customers to incur increased operating costs or acquire emissions allowances to comply with new regulatory requirements. Such regulatory initiatives could also stimulate demand for alternative forms of energy that do not rely on petroleum products and indirectly reduce demand for our products and services.

Litigation risks are also increasing as a number of entities have sought to bring suit against various oil and natural gas companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately disclose those impacts. Such litigation against us or our customers could reduce the demand for our products and services, which could have a material adverse effect on our business, financial condition and results of operations.

There are also increasing financial risks for fossil fuel producers as stockholders currently invested in fossil fuel energy companies may elect in the future to shift some or all of their investments into non-fossil fuel related sectors. Institutional lenders who provide financing to fossil fuel energy companies also have become more attentive to sustainable lending practices, and some of them may elect not to provide funding for fossil fuel energy companies. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. Limitation of investments in and financing for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development or production activities, which could reduce the demand for our products and services and have a material adverse effect on our business, financial condition and results of operations.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices, and the increased competitiveness of and technological advances with respect to alternative energy sources (such as electric vehicles, wind, solar, geothermal, tidal, fuel cells and biofuels), could reduce demand for oil and natural gas, resulting in reduced demand for oilfield services. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Finally, many scientists have concluded that increasing concentrations of GHG in the atmosphere may have significant physical climate effects, such as increased frequency and severity of storms, droughts, wildfires, floods and other climate events that could have an adverse effect on our and our customers’ operations.

Imposition of laws, executive actions or regulatory initiatives to restrict, delay or cancel leasing, permitting or drilling activities in deepwaters of the United States or foreign countries may reduce demand for our services and products and have a material adverse effect on our business, financial condition or results of operations.

We provide products and services for oil and natural gas E&P customers operating offshore in the deepwaters of the United States and in other countries. In the United States, President Biden issued an executive order in January 2021 that commits to substantial action on climate change, calling for, among other things, the elimination of subsidies provided to the fossil fuel industry and an increased emphasis on climate-related risks across government agencies and economic sectors. On January 20, 2025, the Trump Administration issued an executive order seeking to revoke the January 2021 executive order. In September 2023, the Biden Administration announced that federal agencies will be directed to consider the social cost of GHGs in agency budgeting, procurement and other agency decisions, including in environmental reviews conducted pursuant to the National Environmental Policy Act (“NEPA”), where appropriate. On March 12, 2025, the Trump Administration announced an action to revisit the use of the social cost of GHGs and listed for potential rescission the EPA’s 2009 final rule under the Clean Air Act, which found that GHGs endanger the public health and welfare of current and future generations (the “Endangerment Finding”) and formed the legal authority to regulate GHG emissions. On July 29, 2025, as part of the EPA’s list of planned “deregulatory” actions, the EPA released a pre-publication proposed rule that would rescind the Endangerment Finding. On February 12, 2026, the EPA rescinded the Endangerment Finding, as well as the EPA’s prior scientific assessment of climate change risks, which underpins federal regulation of greenhouse gases under the Clean Air Act. Litigation regarding the rescission is ongoing, and it is unclear how the rescission will impact the EPA’s regulation of GHG emissions going forward.

Regulatory agencies at the federal, state or local level may issue new or amended laws or rulemakings regarding deepwater leasing, permitting or drilling, including moratoriums on drilling, which could result in more stringent or costly restrictions, delays or cancellations in offshore oil and natural gas E&P activities. Additionally, decisions regarding federal offshore leasing have been subject to legal challenges that could delay or suspend offshore lease auctions, adversely affecting our customers’ businesses and reducing demand for our services. In September 2023, the Biden Administration announced a new five-year offshore leasing plan for the U.S. Gulf, which the Trump Administration sought to reverse via executive order in January 2025. The Biden

Administration’s plan called for a maximum of three offshore lease sales, in 2025, 2027 and 2029, and no lease sales were held in 2024. The five-year lease plan would represent the smallest number of planned sales in the history of the offshore leasing program. The One Big Beautiful Bill Act displaced the Biden Administration’s five-year offshore leasing plan, instead providing for at least 30 region-wide sales in the U.S. Gulf between December 2025 and March 15, 2040. On January 6, 2025, President Biden issued a Memorandum of Withdrawal pursuant to the Outer Continental Shelf Lands Act of the entire U.S. East Coast, the eastern Gulf, the Pacific off the coasts of Washington, Oregon and California, and additional portions of the Northern Bering Sea in Alaska from oil and gas leasing, which the Trump Administration sought to reverse by executive order in January 2025. In November 2025, the Trump Administration published a draft five-year lease plan for 2026-2031 that would provide for 34 offshore lease auctions in the U.S. Gulf and the Pacific Ocean off the coast of California and Alaska.

On January 26, 2024, the Biden Administration implemented a temporary pause on the U.S. Department of Energy’s (“DOE”) review of pending decisions for authorization to export liquified natural gas (“LNG”) to non-Free Trade Agreement countries while the DOE reviews and updates the underlying analyses for such decisions using more current data to account for considerations like the environmental and climate change impacts of LNG. The temporary pause was then overturned by the U.S. District Court for the Western District of Louisiana in July 2024, and the Trump Administration restarted the review of new LNG export terminals via executive order in January 2025. On April 23, 2024, the U.S. Department of the Interior (“DOI”) published a final rule to revise the Bureau of Land Management’s oil and gas leasing regulations, which revised fiscal terms of the onshore federal oil and gas leasing program. While certain aspects of the 2024 final rule remain in effect, the One Big Beautiful Bill Act, signed on July 4, 2025, reversed the increases to royalty rates, which were raised under the IRA 2022. The One Big Beautiful Bill Act also increases U.S. lease sales both onshore and offshore. In May 2025, the DOI announced a policy update designed to expedite oil and gas leasing on onshore public lands. On February 24, 2026, the DOI published a final rule rescinding a majority of the DOI’s prior NEPA regulations. It is not possible to predict the impact of the Trump Administration on these climate and energy initiatives at this time. While the Trump Administration may seek to reverse some or all of these initiatives, it is unknown whether such reversals will ultimately be successful.

Any new legislation, executive actions or regulatory initiatives, whether in the United States or in other countries, that impose increased costs or more stringent operational standards or result in significant delays, cancellations or disruptions in our customers’ operations could increase the risk of losing leasing or permitting opportunities, result in expired leases due to the time required to develop new technology or increased supplemental bonding costs or cause our customers to incur penalties, fines or shut-in production at one or more of their facilities, any or all of which could reduce demand for our services. We cannot predict with any certainty the full impact of any new laws, regulations, executive actions or regulatory initiatives on our customers’ drilling operations or the opportunity to pursue such operations, or on the cost or availability of insurance to cover the risks associated with such operations. The matters described above, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face various risks associated with increased activism against oil and natural gas exploration and development activities.

Opposition toward oil and natural gas drilling and development activity, and to companies associated therewith, has grown globally. Companies in or associated with the oil and natural gas industry are often the target of activist efforts from both individuals and non-governmental organizations regarding safety, human rights, environmental matters, sustainability and business practices. Anti-development activists are working to, among other things, delay or cancel certain operations such as offshore drilling and development.

Future activist efforts could result in the following:

•	decreased oil and gas drilling and exploration, in particular in the offshore industry;

•	increased focus of investors, customers and other stakeholders on sustainability and the energy transition;

•	decreased ability for us and our customers to access the capital markets, including the ability to raise equity capital and debt financing;

•	reputational harm, if we do not adequately identify or manage ESG-related risks or if there are negative perceptions of our response to ESG issues;

•	restrictions on the use of certain operating practices;

•	legal challenges or lawsuits against us or our customers;

•	damaging publicity about us;

•	increased regulation;

•	increased costs of doing business as a result of our efforts to address ESG issues important to our stakeholders, including providing expanded reporting on ESG issues;

•	declines in our stock price;

•	limitations on our ability to refinance our debt; and

•	reduction in demand for our products and services.

There are various corporate and non-governmental initiatives that are focused on voluntary reductions of GHG emissions. These developments, and public perception relating to climate change, may shift demand from oil and natural gas towards an investment in relatively lower carbon emitting energy sources and alternative energy solutions. If, for example, new energy sources become more competitive than oil and natural gas globally, it could have a material effect on our results of operations.

Additionally, certain segments of the investor community have expressed negative sentiment towards investing in the oil and gas industry and associated businesses. Climate change-related developments in particular may result in negative perceptions of the traditional oil and gas industry and in turn reputational risks involving business activities associated with petroleum product exploration and production. There have been efforts in recent years, for example, to influence the investment community, including investment advisors, institutional lenders, insurance companies and certain sovereign wealth, pension and endowment funds and other groups, by promoting divestment of fossil fuel equities and pressuring lenders to limit funding and insurance underwriters to limit coverages to companies engaged in the extraction of fossil fuel reserves. Some financial institutions have shifted some or all of their investment into non-fossil fuel related sectors, and additional financial institutions may elect to do so in the future. Some investors, including certain pension funds, university endowments and family foundations, have stated policies to reduce or eliminate their investments in the oil and natural gas sector based on social and environmental considerations. Institutional lenders who provide financing to companies associated with the oil and gas industry have also become more attentive to sustainable lending practices, and some may elect not to provide traditional energy producers or companies that support such producers with funding. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. Enhanced climate disclosure requirements could accelerate the trend of certain stakeholders and lenders restricting or seeking more stringent conditions with respect to their investments in certain carbon intensive sectors. Such developments could ultimately result in reduced demand for our products and services or reduce our access to, and increase the cost of, debt or capital.

Any legislation, regulatory programs, technological advances or social pressures related to climate change could increase our or our customers’ operating and compliance costs, reduce demand for our products and services and, together with negative investor sentiment, have a material adverse effect on our business, financial condition, results of operations and cash flows.

Negative public perception can lead to additional regulatory burdens and reduced business opportunities for us.

Increasing attention to climate change and natural capital, societal expectations on companies to address climate change, investor and societal expectations regarding regulatory and voluntary ESG initiatives and disclosures and consumer demand for alternative sources of energy may result in increased costs (including but not limited to increased costs associated with compliance, stakeholder engagement, contracting and insurance), reduced demand for our customers’ hydrocarbon products and our products and services, reduced profits, increased legislative and judicial scrutiny, investigations and litigation and negative impacts on our stock price and access to capital markets. Negative public perception regarding our industry and the oil and gas industry may lead to increased regulatory scrutiny, which may, in turn, lead to new state and federal safety, environmental, climate change and ESG laws, regulations, guidelines or enforcement interpretations. Additionally, environmental and other advocacy groups may oppose our or our customers’ operations through organized protests, attempt to block or sabotage our customers’ operations, intervene in regulatory or administrative proceedings involving our customers’ assets or file lawsuits or other actions designed to prevent, disrupt or delay the development or operation of our and our customers’ assets. These actions may increase our costs and reduce our customers’ production levels over time, which, as a result, may reduce demand for our products and services. Moreover, governmental authorities exercise considerable discretion in the timing and scope of permit issuance and the public may engage in the permitting process, including through intervention in the courts. Negative public perception could cause the permits that we or our customers require to conduct operations to be withheld, delayed or burdened by requirements that restrict our or our customers’ ability to profitably conduct business. Ultimately, this could make it more difficult to secure funding for our operations.

In addition, failure or a perception (whether or not valid) of failure to implement ESG strategies or achieve ESG goals or commitments, including any GHG reduction goals or commitments, could result in governmental investigations or enforcement, private litigation and damage our reputation, cause our investors or consumers to lose confidence in the Company and negatively impact our operations. While we may create and publish disclosures regarding ESG matters, it is possible that the statements in those disclosures may be considered or found to be based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying and measuring many ESG matters. Such disclosures may also be partially reliant on third-party information that we have not or cannot independently verify. Additionally, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters in certain jurisdictions, and increased regulation will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us, our customers and our respective industries and to the diversion of investment to other industries, which could have a negative impact on the price of our Class A common stock and our or our customers’ access to and cost of capital. Also, institutional lenders may decide not to provide funding for fossil fuel energy companies or their suppliers based on climate change-related concerns, which could affect our or our customers’ access to capital for potential growth projects. Moreover, to the extent ESG matters negatively impact our or the fossil fuel industry’s reputation, we may not be able to compete as effectively to recruit or retain employees, which may adversely affect our operations.

In recent years, certain stakeholders and regulators have also proposed or enacted “anti-ESG” policies, legislation or initiatives. This divergence in stakeholder expectations could expose us to reputational risks and potentially disrupt relationships with certain stakeholders.

The EU taxonomy system that classifies environmentally sustainable activity could have a material impact on how we conduct business.

The EU taxonomy system is a classification system that sets out a list of environmentally sustainable economic activities. It forms part of the EU’s plan to scale up sustainable investment and implement the European Green Deal. The EU Taxonomy Regulation (Regulation 2020/852) (the “EU Taxonomy”) entered into force on July 12, 2020. Since then, the EU has implemented Delegated Acts to further expand on the EU Taxonomy framework. The Climate Delegated Act, the Complementary Climate Delegated Act and the Environmental Delegated Act (each, as amended) set out a list of eligible activities along with technical screening criteria for when the activities can be considered sustainable. We continue to monitor and invest in EU Taxonomy-aligned activities.

The EU Taxonomy could have an impact on us as it sets out criteria for what is considered an environmentally sustainable economic activity, and we may either look to adjust our strategy to undertake more activities that are eligible and aligned with the EU Taxonomy or, to the extent we do not, we may be viewed more negatively by certain stakeholders in this regard. We plan to take steps to reduce our environmental impact in order to qualify. This may include reducing GHG emissions, investing in renewable energy sources and looking into other business segments.

We will be required to publicly report the EU Taxonomy-alignment of our activities in coming years as we begin undertaking CSRD reporting. As a result, to the extent that our public disclosures of EU Taxonomy-alignment do not demonstrate that we are improving, or are likely to meet any goals or targets that we have set in this regard, that may negatively impact stakeholder sentiment in relation to our environmental claims and reputation. We have assessed our economic activity and have concluded that none of our economic activities are considered eligible for 2023.

On February 26, 2025, the European Commission published a proposal involving, among other things, significant simplifications of the CSRD and the EU Taxonomy. For the CSRD, the European Commission’s proposal includes, among other things, a postponed application for certain companies, a reduced scope of companies covered, as well as revised ESRS. As for the EU Taxonomy, the European Commission’s proposal includes, among other things, a reduction of the scope of companies covered and simplifications of the reporting templates. On April 17, 2025, the proposed postponements relating to the obligations of the CSRD entered into force through Directive (EU) 2025/794, which requires EU member states to adopt the changes into domestic legislation by December 31, 2025 at the latest. In Norway, amendments to the Norwegian Accounting Act were adopted on July 3, 2025 to reflect the postponements of the CSRD reporting requirements. The other proposed simplifications of the CSRD were approved by the European Parliament and the Council of the European Union on December 16, 2025. The approved text has been published in the Official Journal of the European Union and entered into force on March 18, 2026. As for the simplifications of the EU Taxonomy, an agreement on the revisions was reached, and the revised text was published in the Official Journal of the European Union on January 8, 2026.

We are committed to continually reducing our impact on the environment. We design products and services that reduce undesirable environmental effects and provide for the safe and efficient utilization of energy and natural resources. Our operations are carried out with efficient use of materials and energy and with a focus on minimizing waste and damage to the environment. We strive to ensure that products can be recycled or safely disposed.

Risks related to legal, accounting and tax matters

We have previously identified, and may identify in the future, material weaknesses in our internal control over financial reporting and may otherwise fail to maintain effective internal control over financial reporting, which could result in a restatement of our financial statements or cause us to fail to meet our reporting obligations.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations and the listing standards of Nasdaq.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

In the fourth quarter of 2023, we commenced the implementation of an internal controls system that is intended to comply with the rules and requirements of the Sarbanes-Oxley Act. In connection with the preparation of HMH B.V.’s financial statements for the years ended December 31, 2022 and 2023, due in part to inadequate time to fully monitor and test such internal controls system implemented in the fourth quarter of 2023, we identified certain deficiencies in the design and operation of internal control over financial reporting that constituted material weaknesses. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis. The material weaknesses specifically resulted from the (i) insufficient number of qualified personnel with appropriate generally accepted accounting principles in the United States of America (“GAAP”) and SEC financial reporting and internal controls expertise; (ii) insufficient risk assessment relating to the financial reporting process; (iii) insufficient design, implementation and operating effectiveness of IT general controls and business process controls; and (iv) insufficient segregation of duties.

Because of the significant remediation efforts we undertook in 2024, we were able to remediate all the deficiencies noted above. These efforts included: (i) hiring five additional qualified personnel with appropriate knowledge of GAAP and SEC financial reporting requirements, IT general controls and business process internal controls; (ii) additional in-house training of personnel involved in the performance of internal controls and, if and to the extent that we deemed necessary, third-party training of personnel; (iii) utilizing third-party consultants to further enhance control procedures and supplement internal resources; (iv) establishing effective monitoring and oversight of controls in line with the internal controls system that we commenced implementing in the fourth quarter of 2023; and (v) enhancing our risk assessment procedures as well as design and implementation of general IT controls and process level controls through process walkthroughs and enhanced monitoring procedures.

As part of the increased internal control monitoring and oversight noted above, in 2025, we identified a new material weakness related to our operational finance activities leading to ineffective operating effectiveness of process level controls, including controls over revenue cutoff, in subsidiaries in certain regions. This material weakness was a result of insufficient capacity within the operational finance organization within those subsidiaries. This material weakness was remediated as of December 31, 2025 through the addition of qualified personnel with relevant revenue accounting and controls experience to oversee these functions within such regions.

We may discover additional deficiencies or weaknesses in our disclosure controls and procedures and internal control over financial reporting in the future. We cannot assure you that we have identified all, or that we will not in the future have additional, deficiencies. Deficiencies or weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Once such reporting becomes required, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years following the completion of the IPO. Please read “Summary—Emerging growth company status.” We must comply with Section 404 of the Sarbanes-Oxley Act (except for the requirement for an auditor’s attestation report) beginning with our fiscal year ending December 31, 2026. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. Ineffective disclosure controls and procedures and internal control over financial reporting could cause delays in our ability to comply with public company reporting requirements (including under the Exchange Act or stock exchange rules) and could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Subjective estimates and judgments used by management in the preparation of our financial statements, including estimates and judgments that may be required by new or changed accounting standards, may impact our financial condition and results of operations.

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may be affected by changes in estimates reflected in our financial statements for earlier periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. From time to time, there may be changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retrospectively. If the estimates and judgments we use in preparing our financial statements are subsequently found to be incorrect or if we are required to restate prior financial statements, our financial condition or results of operations could be significantly affected.

Changes in tax laws, regulations and treaties could adversely affect our business, financial condition and results of operations.

Changes in tax laws, regulations and treaties in any of the multiple jurisdictions in which we operate could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition and operating results. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid or the taxation of partnerships and other pass-through entities. As a result, the tax laws in the United States and in jurisdictions in which we do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on our worldwide tax liabilities, business, financial condition and results of operations. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or applicable tax rates in the future in countries where we have operations, reduce post-tax returns to our stockholders and increase the complexity, burden and cost of tax compliance.

For example, on October 8, 2021, the Organization for Economic Co-operation and Development (the “OECD”)/G20 Inclusive Framework on Base Erosion and Profit Shifting released a statement indicating that its members had agreed to a two-pillar solution to address the tax challenges arising from the digitalization of the economy (“Pillar Two”). Pillar Two aims to establish a minimum global tax rate of 15%, assessed through a top-up tax imposed on a country-by-country basis. On December 20, 2021, the OECD released the Pillar Two model rules providing a framework for implementing a 15% minimum tax, also referred to as the Global Anti-Base Erosion (“GloBE”) rules, on earnings of multinational companies with consolidated annual revenue exceeding €750 million. On December 14, 2022, EU Member States agreed to adopt the 15% minimum tax under the Pillar Two model rules, to be enacted into the Member States’ domestic tax law by December 31, 2023, with an effective date of January 1, 2024. For entities with a deviating fiscal year (e.g., July 1-June 30), the rules applied from the start of their first fiscal year beginning after December 31, 2023. As of the date hereof, most EU Member States have implemented the 15% minimum tax. Our global footprint includes operations within the EU, as well as other non-EU jurisdictions that have enacted GloBE related legislation. At this time, we are evaluating what effect, if any, Pillar Two or GloBE will have on our consolidated financial statements. We will continue to closely monitor Pillar Two developments and evaluate the potential impact to us as more foreign countries enact legislation and as new information and guidance becomes available.

In addition, in the United States, the IRA 2022 introduced, among other changes, a 15% corporate minimum tax on certain U.S. corporations and a 1% excise tax on certain stock redemptions by publicly traded U.S. corporations. We do not currently expect that the 15% corporate minimum tax would have an effect on our overall effective tax rate. However, we are currently unable to predict the ultimate impact of the IRA 2022, actions of the Trump Administration or the U.S. Congress or any further changes in U.S. tax law on our business, financial condition and results of operations.

On July 4, 2025, the One Big Beautiful Bill Act was enacted, introducing a broad range of changes to the Code. Because HMH B.V. is treated as a partnership for U.S. federal income tax purposes and its taxable income is allocated to its shareholders, we do not expect HMH B.V. to recognize U.S. federal income tax expense as a result of the One Big Beautiful Bill Act. However, as a U.S. corporation and a shareholder of HMH B.V., we are continuing to evaluate the broader effects of the One Big Beautiful Bill Act on our consolidated financial statements and operations, including potential impacts on HMH Inc.’s taxes, tax distributions from HMH B.V. and payments under the Tax Receivable Agreement. We are therefore unable to predict the ultimate impact on our business, financial condition or results of operations.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher taxes on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

Our tax returns are subject to review and examination. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. We have in the past been, and currently are, subject to tax audits in the ordinary course of business. If we lose a material tax dispute in any country, our taxes on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

We are subject to various anti-corruption laws and regulations and laws and regulations relating to economic sanctions. Violations of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, the U.N. Convention Against Corruption, the Norwegian Penal Code (Sections 387, 388 and 389) and the Brazil Clean Company Act. These laws and regulations generally prohibit companies and their intermediaries from engaging in bribery, in receiving or making other improper payments of cash (or anything else of value) to government officials and other persons in order to obtain or retain business or to obtain an improper business benefit. Our business operations also must be conducted in compliance with applicable economic sanctions laws and regulations, including rules administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the U.N. Security Council, the EU and its Member States, the United Kingdom, Norway and other relevant authorities.

We strive to conduct our business activities in compliance with relevant anti-corruption laws and regulations, and we have adopted proactive procedures to promote such compliance. While we are not aware of issues of historical noncompliance, full compliance cannot be guaranteed. Violations of anti-corruption laws and regulations, or even allegations of such violations, could result in civil or criminal penalties or other fines or sanctions, including prohibition of our participating in or curtailment of business operations in those jurisdictions and the seizure of assets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, we may be held liable for actions taken by local partners or agents in violation of applicable anti-bribery laws and regulations, even though these partners or agents may themselves not be subject to such laws and regulations. Further, changes to the applicable laws and regulations, or significant business growth, may result in the need for increased compliance-related resources and costs.

Impairment in the carrying value of long-lived assets could reduce our earnings.

We have a significant number of long-lived assets on our consolidated balance sheet. Under GAAP, we are required to review our long-lived assets for impairment when events or circumstances indicate that the carrying value of such assets may not be recoverable or such assets will no longer be utilized by us. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If business conditions or other factors cause the expected undiscounted cash flows to decline, we may be required to record non-cash impairment charges. Events and conditions that could result in impairment in the value of our long-lived assets include changes in the industry in which we operate, long-term extended reduction in demand for oil and natural gas (and by extension, demand for our products and services), competition, advances in technology, adverse changes in the regulatory environment or other factors leading to a reduction in our expected long-term profitability.

A prolonged downturn in the economic environment could cause an impairment of goodwill or other intangible assets and reduce our earnings.

As of June 30, 2026, we had $308.0 million of goodwill and $115.4 million of other identifiable intangible assets, including customer relationships. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. GAAP requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Any event that causes a reduction in demand for our services could result in a reduction of our estimates of future cash flows and growth rates in our business. These events could cause us to record impairments of goodwill or other intangible assets.

Oilfield anti-indemnity provisions enacted by many U.S. states may restrict or prohibit a party’s indemnification of us.

We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks related to technology and intellectual property

New technology may cause us to become less competitive.

The oilfield equipment and services industry continues to see innovation, such as new drilling equipment, techniques and services using new technologies, some of which may be protected by patents or other intellectual property protections. Although we believe our technologies, products and services currently give us a competitive advantage, as competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to develop, implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and human resources that may give them a competitive advantage in developing, implementing and acquiring new technologies. Alternative products and services using new technologies may compete with or displace our products and services. We may not be able to successfully differentiate our products and services from those of our competitors, or the relative value of our products and services may be eroded. We cannot be certain that we will be able to continue to develop, implement and acquire new technologies, products or services. For example, we may encounter resource constraints, technical barriers or other difficulties that would delay introduction of new products and services in the future. Additionally, the time and expense invested in product development may not result in commercial applications. Limits on our ability to develop, bring to market, implement and effectively use new technologies may have a material adverse effect on our business, financial condition, results of operations and cash flows, including a reduction in the value of assets replaced by new technologies.

Our intellectual property rights may be inadequate to protect our business.

We attempt to protect our intellectual property rights in the United States and in foreign countries through a combination of patent, trademark, copyright and trade secret laws, as well as license agreements and third-party non-disclosure and assignment agreements. Our failure to adequately protect our intellectual property could have a material adverse effect on our business, financial condition and results of operations.

While we believe that we are not dependent on any one patent to protect our material technology, obtaining patent protection for our products is an important component of our overall competitive business strategy. Patents typically give the owner the right to exclude third parties from making, using, selling and offering for sale the inventions claimed in the patents in the applicable country. Patent rights do not necessarily grant the owner of a patent the right to practice the invention claimed in a patent, but merely the right to exclude others from practicing the invention claimed in the patent. Patent laws and their implementation vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as the United States. Further, policing the unauthorized use of our intellectual property in foreign jurisdictions may be difficult and expensive. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States. It may also be possible for a third party to design around our patents. Patent rights have territorial limits. While we generally apply for patents in countries where we intend to make, have made, use or sell patented products or services, we may not accurately predict all of the countries where patent protection will ultimately be desirable, and we do not have patents in every jurisdiction in which we conduct business. Also, drilling may be conducted in international waters and therefore may not fall within the scope of any country’s patent jurisdiction. As a result, we may not be able to enforce our patents against infringement occurring in international waters. The patents we own could be challenged, invalidated or circumvented by others. In any event, our patent portfolio will not protect all aspects of our business and for the aspects it does protect, the portfolio may not provide us with meaningful protection or provide us with a commercial advantage, which would not prevent third parties from entering the same market. While we have patented some of our key technologies, we do not patent all of our proprietary technology, even when regarded as patentable. The process of seeking patent protection can be long and expensive. Further, there can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us.

Trademarks are also of considerable importance to the marketing of our products. Although we typically register trademarks in many of the countries where the trademarked products are used or generate revenue, we have not registered our trademarks in every country where we do or intend to do business. Moreover, we cannot guarantee that our attempts to register trademarks in the future will be successful, and third parties could seek to oppose the registration of our trademarks, cancel any registrations or otherwise challenge our rights in trademarks. We also benefit from common law protection for our trademarks in those countries where such common law rights are recognized. If we lose the rights to use our trademarks or our rights are challenged, we could be forced to rebrand the corresponding products and devote resources to marketing new brands. In turn, this could result in a loss of goodwill or substantial expenditure or otherwise have a material adverse effect on our business.

We also rely on trade secret laws and contracts to protect our confidential and proprietary information. We attempt to limit access to and distribution of our technology and trade secrets by customarily entering into confidentiality agreements with our employees, consultants, partners, customers, potential customers and suppliers. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, in the event of any unauthorized use, misappropriation or disclosure of them. Despite our efforts to protect our proprietary rights, former employees, consultants, partners, customers, suppliers or other third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop a product with the same functionality as our technology. Moreover, trade secret protection does not prevent third parties from independently obtaining or developing similar information. Publicly available information (for example, information in expired patents, published patent applications and scientific literature) can also be used by third parties to independently develop technology. We cannot provide assurance that this independently developed technology will not be equivalent or superior to our proprietary technology. Inability to maintain the proprietary nature of our technologies could have a material adverse effect on our business.

We rely on copyright laws to protect our software and offerings, such as, among others, DEAL, SeaLytics, SeaPrime and SeaONYX, and we register the copyrights in the vast majority, but not all, of our copyrightable works. Copyrights must be registered in the United States before the copyright owner may bring an infringement suit in the United States. Furthermore, if a U.S. copyright is not registered before infringement starts or within three months of publication of the underlying work, the copyright owner is precluded from seeking statutory damages or attorneys’ fees in a U.S. enforcement action, and is limited to seeking actual damages and lost profits. Accordingly, if one of our unregistered U.S. copyrights is infringed by a third party, we will need to register the copyright before we can file an infringement suit in the United States, and our remedies in any such infringement suit may be limited.

Our inability to obtain and retain licenses to intellectual property owned by third parties for the commercialization of our products may negatively impact our prospects and financial results.

In order to commercialize certain of our products, we license third-party patents, unpatented technology and trademarks in exchange for the performance of other obligations. For example, we are a party to license agreements with a subsidiary of Baker Hughes giving us a limited right to use the terms Vetco™ and VetcoGray™ as trademarks on certain products traditionally sold under those trademarks and certain other intellectual property rights relating to the business line Baker Hughes contributed to HMH B.V. at the time of HMH B.V.’s formation. In addition, we are party to another license agreement with Tenaris S.A., via our predecessor in interest, General Electric Company, relating to our wholly owned subsidiary’s use of the Hydril™ trademark. Our breach of any of these licenses may result in their termination or expose us to financial liability or legal claims and could require us to cease using the trademarks or making, using or selling products that exploit the licensed technology. Our loss of third-party intellectual property rights or inability to license such rights in the future may result in a loss of competitive advantage, decreased revenue or increased operating expenses or otherwise adversely affect our business, financial condition, results of operations, cash flow and prospects.

We may have to enforce our intellectual property against others, and defend against intellectual property challenges against us, which could materially and adversely affect our business and competitive position.

The protection of our intellectual property rights is essential to maintaining our competitive position and recognizing the value of our investments in technology and intellectual property in our existing and future products. Intellectual property litigation and threats of litigation are becoming more common in the oilfield equipment and services industry. We may in the future be involved in litigation, in the United States or abroad, to enforce our patents or other intellectual property rights, protect our trade secrets and know-how or defend ourselves against allegations of intellectual property infringement brought by our competitors or other third parties.

Policing unauthorized use of our intellectual property rights is difficult, and nearly impossible on a worldwide basis. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriation of our technology or intellectual property rights. In the event that we need to enforce our intellectual property against an infringer or party otherwise misappropriating or violating our intellectual property rights, litigation can require multiple years to come to resolution or settlement, and even if we ultimately prevail, we may be unable to realize adequate protection of our competitive position. In addition, these actions commonly result in defendants attacking the validity of the asserted intellectual property. Even with a meritorious case, there is no guarantee of success, and intellectual property litigation can result in substantial costs and diversion of management resources. In the event that one or more of our patents are challenged, a court, the United States Patent and Trademark Office (“USPTO”) or its equivalent in foreign jurisdictions may invalidate a patent or determine that a patent is not enforceable, which could harm our competitive position. If any of our patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, USPTO decision or decision from an equivalent authority in a foreign jurisdiction, we could be prevented from pursuing certain litigation matters or licensing the invalidated or limited portion of such patents. Such adverse decisions could negatively impact our business, financial condition, results of operations and cash flows.

We also face the risk of claims that we have infringed third parties’ patents or other intellectual property rights. Our competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved and the uncertainty of litigation increase the risk of potential litigation. In the event that we or one of our customers becomes involved in a dispute over infringement, misappropriation or other violation of intellectual property rights relating to equipment or technology owned or used by us, services performed by us or products provided by us, we may lose access to important equipment or technology or our ability to provide our products or services. In addition, we could be required to cease use of some equipment or technology or forced to modify our equipment, technology, products or services, and we could be required to pay substantial damages. We could also be required to pay license fees or royalties for the use of equipment, technology or products. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. If our inability to obtain required licenses for our technologies or products prevents us from selling our products, that could adversely impact our financial condition and results of operations. Further, we may lose a competitive advantage in the event we are unsuccessful in enforcing our rights against third parties. All of the foregoing could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees and consultants are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Although, as a condition of employment or engagement, our employees and contractors acknowledge that all intellectual property developed in the scope of their employment or in performance of services belongs to us as a work for hire, those personnel involved in developing intellectual property we regard as our own may dispute whether such intellectual property is owned by us. In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of inventions to execute agreements assigning such inventions to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops inventions that we regard as our own. An employee or other party may refuse to execute an assignment of intellectual property rights, or the assignment agreements may be breached, and we may be forced to bring claims or defend claims that such parties may bring against us to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Errors or failures of our proprietary software may result in liability or reputational damages or otherwise adversely affect our business.

Our software products include drilling optimization, automation and other solutions that support the drilling operations of our customers. Our development processes and quality control programs for our software are intended to avoid the introduction of defects and errors in our proprietary software. However, we cannot guarantee that we have identified all defects and errors in our software, or that ongoing maintenance and development of the software will not introduce defects and errors in it. In addition, our software uses open source software, which may contain undetected defects or errors now or in the future. Defects or errors in our software products may result in disruptions to or failures in the drilling operations that they support. Disruption or failure of our customers’ drilling operations may result in accidents and financial liability for us and our customers, which could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

Cybersecurity attacks, IT system failures and network disruptions may result in potential liability or reputational damage or otherwise adversely affect our business.

Many of our business and operational processes are heavily dependent on traditional and emerging IT systems, some of which are managed by us and some of which are managed by third-party service providers, to conduct day-to-day operations, improve safety and efficiency and lower costs. We use computerized systems to help run our financial and operations functions, including the processing of payment transactions and storing confidential records, which may subject our business to increased risks. If we experience a material failure of any of our financial, operational or other technology systems, interruption of service, compromise of data security or other cybersecurity threat, our financial results could be adversely affected. These risks could occur either as a result of inadvertent error or deliberate tampering with or manipulation of our operational systems. In addition, dependence upon automated systems may further increase the risk of operational system flaws.

Cybersecurity incidents are increasing in frequency and evolving in sophistication and can include, but are not limited to, installation of malicious software, phishing scams, ransomware, attempts to gain unauthorized access to systems or data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and corruption of data. In addition, cybersecurity risk is exacerbated with the advancement of technologies like artificial intelligence, which malicious third parties are using to create new, sophisticated and more frequent attacks. Unauthorized access to our customer or employee data or other proprietary or commercially sensitive information could lead to data integrity issues, communication interruption or other disruptions in our operations or planned business transactions, any of which could have a material adverse impact on our business and operations.

We have implemented security measures, internal controls and testing that are designed to detect and protect against cyberattacks. We regularly update and review our testing protocols; however, no security measure is infallible. Despite these measures and any additional measures we may implement or adopt in the future, our facilities and systems, and those of our third-party service providers, have been and remain potentially vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, misdirected wire transfers and other adverse events, including threats to our critical operations technologies and process control networks. The increased number of employees relying on remote access to our information systems since the COVID-19 pandemic increases our exposure to potential cybersecurity breaches. Third-party systems on which we rely could also suffer such attacks or operational system failures. Such attacks and incidents may continue to occur in the future. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future.

Any of these occurrences could result in material harm to our business, including ransom payments, significant remediation and cybersecurity protection costs, loss of customer or employee data, loss of intellectual property or proprietary information, diversion of management or workforce attention, litigation and legal risks, including regulatory actions, potential liability, reputational damage or damage to our competitiveness, stock price and long-term stockholder value, or otherwise have an adverse effect on our business, operations and financial results. In addition, laws and regulations governing cybersecurity, data privacy and the unauthorized disclosure of confidential or protected information, including the EU’s General Data Protection Regulation, the United Kingdom’s General Data Protection Regulation, the Swiss Federal Act on Data Protection and recent legislation in certain U.S. states pose increasingly complex compliance challenges and may potentially elevate costs, and failure to comply with these laws and regulations could result in significant penalties and legal liability.

Use of artificial intelligence (“AI”) tools and network disruptions may result in potential liability, exposure of personal or proprietary information or otherwise adversely affect our business.

The use of third-party and open-source AI tools, such as ChatGPT, by our employees and consultants could pose risks relating to the protection of data, including the potential exposure of our proprietary, confidential or otherwise protected information to unauthorized recipients and the misuse of our or third-party intellectual property. Use of AI tools may result in allegations or claims against us related to violation of third-party intellectual property rights, unauthorized access to or use of proprietary information and failure to comply with open-source software requirements.

Risks related to our indebtedness

Our indebtedness could materially adversely affect our financial condition.

As of June 30, 2026, our total indebtedness was $197.8 million, including $196.4 million aggregate principal amount of the Senior Secured Bonds (as defined herein), and our outstanding borrowing capacity under the Revolver (as defined herein) was $75.0 million. Our indebtedness could have important consequences, including the following:

•	making it more difficult for us to satisfy our other obligations;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate purposes;

•

requiring us to dedicate a substantial portion of our cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. Our debt agreements may restrict our ability to dispose of assets and our use of the proceeds from such disposition. We may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due.

If we are unable to meet our debt service and repayment obligations, we would be in default under the terms of our debt agreements, which would allow our creditors at that time to declare all outstanding indebtedness to be due and payable. Under these circumstances, our lenders and creditors could compel us to apply all of our available cash to repay our borrowings. In addition, our lenders could seek to foreclose on any of our assets that constitute their collateral. If the amounts outstanding under our indebtedness were to be accelerated, or were the subject of foreclosure actions, our assets may not be sufficient to repay in full the money owed to the lenders, and such payment acceleration would have a material adverse effect on our liquidity, business and financial condition.

Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.

Our existing debt agreements contain, and our future debt agreements will likely contain, a number of significant covenants, including restrictive covenants that may limit our ability to, among other things:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions on, or redeem or repurchase, capital stock and make other restricted payments;

•	prepay, redeem or repurchase certain debt;

•	issue certain preferred stock or similar equity securities;

•	make loans, investments or capital expenditures;

•	consummate certain asset sales;

•	make certain acquisitions;

•	engage in transactions with affiliates;

•	grant or assume liens;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or transfer all or substantially all of our assets.

Furthermore, our debt agreements contain certain other operating and financial covenants, including the obligation to satisfy, under certain circumstances, a certain debt-to-equity ratio, a leverage ratio, interest cover ratio and a liquidity requirement. Our ability to comply with the covenants and restrictions contained in our debt agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our debt agreements, all or a significant portion of our indebtedness may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. The Revolver is secured by liens on substantially all of HMH B.V.’s assets, including the equity of its material subsidiaries, and guarantees, either directly or indirectly, from its material subsidiaries. The Senior Secured Bonds (as defined herein) are secured by liens on substantially all of HMH B.V.’s assets, including the equity of its material subsidiaries, and guarantees, either directly or indirectly, from its material subsidiaries. Any acceleration of our debt obligations could result in a foreclosure on the collateral securing such debt. Our debt agreements also require us to make mandatory prepayments and repurchases in certain circumstances. Any future required prepayments or repurchases will reduce our cash available for investment in our business. Any subsequent replacement of our debt agreements or any new indebtedness could have similar or greater restrictions. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt agreements.”

An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our net income and cash flows.

The Revolver provides for, and our future debt agreements may provide for, debt incurred thereunder to bear interest at variable rates. As a result, increases in interest rates could increase the cost of servicing such indebtedness, even though the principal amount borrowed may remain the same, and materially reduce our net income and cash flows, including cash available for servicing our indebtedness.

We and our subsidiaries may be able to incur substantial indebtedness.

We may incur substantial additional indebtedness in the future. Although the terms of the agreements governing the Revolver and the Senior Secured Bonds contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of important exceptions, and indebtedness incurred in compliance with these restrictions could be substantial. If we and our subsidiaries incur significant additional indebtedness, the related risks to our financial condition could increase.

Risks related to this offering and ownership of our Class A common stock

We are a holding company. Our only material asset is our equity interest in HMH B.V., and we are accordingly dependent upon distributions from HMH B.V. to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

We are a holding company and have no material assets other than our equity interest in HMH B.V. Please see “Summary—Initial public offering and corporate reorganization.” We have no independent means of generating revenue. To the extent HMH B.V. has available cash and subject to the terms of any existing and future debt instruments, we intend to cause HMH B.V. to make (i) generally pro rata distributions to its shareholders, including us, in an amount sufficient to allow its shareholders to pay taxes on their allocable share of HMH B.V.’s taxable income from U.S. and non-U.S. operations, as applicable, and to allow us to make payments under the Tax Receivable Agreement we entered into with the Principal Stockholders in connection with the closing of the IPO and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and HMH B.V. or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any current or future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Moreover, because we have no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of HMH B.V. to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of HMH B.V.’s subsidiaries to make distributions to it. The ability of HMH B.V., its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions is subject to, among other things, (i) the applicable provisions of Dutch law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by HMH B.V. or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

We are required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

In connection with the closing of the IPO, we entered into the Tax Receivable Agreement with the Principal Stockholders. The Tax Receivable Agreement generally provides for the payment by us to the Principal Stockholders of 85% of the net cash savings, if any, in U.S. federal, state, local and foreign income tax and franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after the IPO as a result of certain increases in tax basis, the utilization of certain NOL carryovers (in the event we acquire Mercury HoldCo Inc. shares) and certain benefits attributable to imputed interest. We retain the benefit of the remaining 15% of these cash savings.

The term of the Tax Receivable Agreement commenced upon the completion of the IPO and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement are increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to continue for 16 years after the date of the last redemption of the B.V. Non-Voting Shares.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of HMH B.V., and we expect that the payments we are required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal, state, local and foreign income tax rates and franchise tax rates) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon significant future events and assumptions, including the timing of the redemptions of B.V. Non-Voting Shares (and, if applicable, acquisitions of Mercury HoldCo Inc. shares), the price of our Class A common stock at the time of each redemption or acquisition, the extent to which such redemptions are taxable transactions, the amount of each Principal Stockholder’s tax basis in its B.V. Non-Voting Shares at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the utilization of certain NOL carryovers (in the event we acquire Mercury HoldCo Inc. shares), the amount and timing of the utilization of tax attributes, the amount and timing of taxable income we generate in the future, the U.S. federal, state, local and foreign income tax rates and franchise tax rates then applicable and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. For additional information regarding the Tax Receivable Agreement, see “Certain relationships and related party transactions—Tax Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If we experience a change of control (as defined in the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early (at our election or as a result of a material breach of our obligations thereunder), we could be required to make a substantial, immediate lump-sum payment. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates, and such early termination payment may exceed our cash on hand and ability to pay.

If we experience a change of control (as defined in the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early (at our election or as a result of a material breach of our obligations thereunder), we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. Please read “Certain relationships and related party transactions—Tax Receivable Agreement.”

In the event that our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

If we experience a change of control (as defined in the Tax Receivable Agreement), we could be obligated to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates and such payment may exceed our cash on hand and ability to pay. As a result of this payment obligation, holders of our Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Accordingly, the Principal Stockholders’ interests may conflict with those of the holders of our Class A common stock. Please read “Risk factors—Risks related to this offering and our Class A common stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement” and ‘‘Certain relationships and related party transactions—Tax Receivable Agreement.”

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement are based on the tax reporting positions that we determine and the Internal Revenue Service (“IRS”) or another tax authority may challenge all or part of the tax basis increases or other tax benefits covered under the Tax Receivable Agreement, as well as other related tax positions we take, and a court could sustain such challenge. The Principal Stockholders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to the Principal Stockholders will be netted against payments that would otherwise be made to the Principal Stockholders, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

The Principal Stockholders and their affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable the Principal Stockholders and their affiliates to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents provide that the Principal Stockholders and their affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and that we renounce any interest or expectancy in any business opportunity that may be from time to time presented to the Principal Stockholders or their affiliates. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation, among other things, contains provisions relating to the duties of any affiliate of Baker Hughes or Akastor who is also one of our officers or directors that becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer solely in his or her capacity as our director or officer).

The Principal Stockholders or their affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to the Principal Stockholders and their affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of capital stock—Corporate opportunities.”

The Principal Stockholders and their affiliates are established participants in the oil and natural gas industry and have resources greater than ours, which may make it more difficult for us to compete with the Principal Stockholders and their affiliates with respect to commercial activities as well as for potential acquisitions. We cannot assure you that any conflicts that may arise between us and our stockholders, on the one hand, and the Principal Stockholders and their affiliates, on the other hand, will be resolved in our favor. As a result, competition from the Principal Stockholders and their affiliates could adversely impact our results of operations.

In certain circumstances, HMH B.V. is required to make tax distributions to the Principal Stockholders and us, and the tax distributions that HMH B.V. is required to make may be substantial.

Pursuant to the partnership agreement of HMH B.V. (the “HMH B.V. Partnership Agreement”), to the extent cash is available and to the extent permitted under applicable law, we intend to cause HMH B.V. to make generally pro rata cash distributions, or tax distributions, to certain of the Principal Stockholders and us in an amount sufficient to allow its shareholders to pay taxes on their allocable share of HMH B.V.’s taxable income from U.S. and non-U.S. operations, as applicable, and to allow us to make payments under the Tax Receivable Agreement we entered into with the Principal Stockholders in connection with the closing of the IPO. Under applicable tax rules, HMH B.V. is required to allocate net taxable income disproportionately to its shareholders in certain circumstances. The amount of tax distributions is determined based on an assumed tax rate.

Funds used by HMH B.V. to satisfy its tax distribution obligations are not available for reinvestment in our business. Moreover, the tax distributions HMH B.V. is required to make may be substantial. In addition, because these payments are calculated with reference to an assumed tax rate, and because applicable tax rules require HMH B.V. to allocate net taxable income disproportionately to its shareholders in certain circumstances, these payments may exceed the actual tax liability for some of the shareholders of HMH B.V. If we retain the excess cash received, the Principal Stockholders that hold B.V. Non-Voting Shares would benefit from any value attributable to such accumulated cash balances upon their exercise of the Redemption Right or HMH B.V.’s exercise of the Call Right, as applicable. However, we expect to take steps to eliminate any material cash balances.

The Principal Stockholders, if and when their voting interests align, have the ability to direct the voting of a majority of the voting power of our capital stock, and their interests may conflict with those of our other stockholders.

Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation. Baker Hughes beneficially owns approximately 36.2% of the total voting power of our capital stock, and Akastor beneficially owns approximately 36.2% of the total voting power of our capital stock. As a result, the Principal Stockholders, if and when their voting interests align, are able to control matters requiring stockholder approval, including the election and removal of directors, changes to our organizational documents and significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. For more information, see “Summary—Initial public offering and corporate reorganization,” “Principal and selling stockholders” and “Certain relationships and related party transactions.” The interests of each Principal Stockholder with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

For example, a Principal Stockholder may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence its decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness or the termination of the Tax Receivable Agreement and accelerate our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration a Principal Stockholder’s tax or other considerations that may differ from the considerations of us or our other stockholders. Please read “Certain relationships and related party transactions—Tax Receivable Agreement.”

Given this concentrated ownership, at least one of the Principal Stockholders would have to approve any potential acquisition of us. Furthermore, our amended and restated certificate of incorporation and the Stockholder’s Agreement provide each of the Principal Stockholders with certain powers and protections, including the right to designate to our board of directors (i) two nominees so long as such Principal Stockholder and its affiliates collectively beneficially own at least 8,800,000 shares of our common stock and (ii) one nominee so long as such Principal Stockholder and its affiliates collectively beneficially own at least 4,400,000 but less than 8,800,000 shares of our common stock, and also certain information rights. See the discussion of our amended and restated certificate of incorporation in “Description of capital stock—Anti-takeover provisions” and “Management—Board of directors” and see also “Certain relationships and related party transactions—Stockholders’ Agreement.” In addition, certain of our directors are currently employees of the Principal Stockholders or their affiliates. These directors’ duties as employees of the Principal Stockholders or their affiliates may conflict with their duties as our directors, and the resolution of these conflicts may not always be in our or your best interest. Finally, the existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. The Principal Stockholders’ concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

A significant reduction by the Principal Stockholders of their ownership interests in us could adversely affect us.

Following the expiration of the IPO lock-up restrictions on transfers or sales of or disposition or hedge of any share or any securities convertible into or exchangeable for shares of our capital stock, none of the Principal Stockholders is subject to any contractual obligation to maintain its ownership interest in us and may elect at any time to sell all or a substantial portion of or otherwise reduce its ownership interest in us. In the event the Principal Stockholders reduce their ownership interest in us, a Principal Stockholder and its affiliates may have less incentive to assist in our success and the individuals initially appointed to our board of directors by a Principal Stockholder may resign. Such actions could adversely affect our ability to successfully implement our business strategies, which could adversely affect our business, financial condition and results of operations.

If HMH B.V. were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and HMH B.V. might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that HMH B.V. does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions or acquisitions of B.V. Non-Voting Shares pursuant to the Redemption Right, our Call Right, the Hybrid Redemption Right or other transfers of B.V. Non-Voting Shares could cause HMH B.V. to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that one or more such safe harbors shall apply. For example, we intend to limit the number of shareholders of HMH B.V., and the HMH B.V. Partnership Agreement, which was entered into in connection with the closing of the IPO, provides for limitations on the ability of the HMH B.V. shareholders to transfer their B.V. Shares and provides us, as owner of all B.V. Voting Shares, with the right to impose restrictions (in addition to those already in place) on the ability of shareholders of B.V. Non-Voting Shares to cause HMH B.V. or us to acquire or directly cancel their B.V. Non-Voting Shares pursuant to the Redemption Right or the Hybrid Redemption Right to the extent we believe it is necessary to ensure that HMH B.V. will continue to be treated as a partnership for U.S. federal income tax purposes. From time to time, the U.S. Congress has considered legislation to change the tax treatment of partnerships, and there can be no assurance that any such legislation will not be enacted or, if enacted, will not be adverse to us.

If HMH B.V. were to become a publicly traded partnership, significant tax inefficiencies might result for us and for HMH B.V., including as a result of our inability to file a consolidated U.S. federal income tax return with HMH B.V. In addition, we would no longer have the benefit of certain increases in tax basis covered under the Tax Receivable Agreement, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of HMH B.V.’s assets) were subsequently determined to have been unavailable.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the owner of all of the B.V. Voting Shares, we control and manage HMH B.V. On that basis, we believe that our interest in HMH B.V. is not an “investment security” under the 1940 Act. Therefore, we have less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) in “investment securities.” However, if we were to lose the right to manage and control HMH B.V., interests in HMH B.V. could be deemed to be “investment securities” under the 1940 Act.

We intend to conduct our operations so that we will not be deemed to be an investment company. However, if we were deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Our stock price may change significantly following this offering, and you may not be able to resell shares of our Class A common stock at or above the price that you pay in this offering or at all, and you could lose all or part of your investment as a result.

You may not be able to resell your shares at or above the price that you pay in this offering due to a number of factors such as those listed in “—Risks related to our business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of companies in our industry;

•	additions or departures of key management personnel;

•	strategic actions by us or our competitors;

•

announcements by us, our competitors or our suppliers of significant contracts, price reductions, new products or technologies, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in preference of our customers;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	changes in business or regulatory conditions;

•	future sales of our Class A common stock or other securities by us or the Principal Stockholders, or the perception that such sales may occur;

•	investor perceptions of or the investment opportunity associated with our Class A common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	changes in accounting principles; and

•	other events or factors, including those resulting from IT system failures and disruptions, natural disasters, war, acts of terrorism, pandemics or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If securities or industry analysts cease publishing research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise applicable generally to public companies. Pursuant to these reduced disclosure requirements, emerging growth companies are not required to, among other things, comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, provide certain disclosures regarding executive compensation, hold stockholder advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. In addition, emerging growth companies have longer phase-in periods for the adoption of new or revised financial accounting. We will cease to be an emerging growth company upon the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of the IPO; (ii) the last day of the fiscal year in which we have equal to or more than $1.235 billion in annual revenue; (iii) the date on which we issue more than $1 billion of non-convertible debt over a three-year period; or (iv) the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30).

We intend to continue to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act, until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our Class A common stock price may be more volatile. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

We incur significantly increased costs and are subject to additional regulations and requirements as a public company, and our management is required to devote substantial time to compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we have incurred, and will incur, significant legal, regulatory, finance, accounting, investor relations and other expenses that we did not incur when we were a private company, including costs associated with public company reporting requirements. As a result of having publicly traded Class A common stock, we are also required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as well as rules and regulations implemented by the SEC and Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Our management must devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our Class A common stock to decline.

The sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, including sales by the Principal Stockholders, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of September 28, 2026, we have a total of 12,201,501 shares of our Class A common stock outstanding and 31,891,652 shares of our Class B common stock outstanding. Of such outstanding shares, the 11,205,844 shares of our Class A common stock sold in the IPO and pursuant to the partial exercise of the underwriters’ over-allotment option are freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates (including the Principal Stockholders), may be sold only in compliance with the limitations described in “Shares eligible for future sale.”

In connection with the IPO, we, our directors and executive officers and the Principal Stockholders signed lock-up agreements with the underwriters that, subject to certain exceptions, restricted the disposition of, or hedging with respect to, the shares of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock, each held by them for 180 days following March 31, 2026 (the date of the IPO prospectus).

Following the expiration of the lock-up agreements described above on September 27, 2026, all of such shares are eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. The Principal Stockholders and their respective affiliates may be considered our affiliates based on their respective share ownership, as well as their board designation rights.

In connection with the IPO, we entered into the Registration Rights Agreement with the Principal Stockholders. The Registration Rights Agreement contains provisions by which we agreed to register under the federal securities laws the offer and resale of shares of our Class A common stock by the Principal Stockholders, their affiliates or their respective permitted transferees. See “Certain relationships and related party transactions—Registration Rights Agreement.” By exercising their registration rights and selling a large number of shares of Class A common stock, the Principal Stockholders could cause the prevailing market price of our Class A common stock to decline. The shares of Class A common stock (including the number of shares of Class A common stock that the Principal Stockholders may receive in exchange for an equal number of B.V. Non-Voting Class A Shares, B.V. Non-Voting Class B Shares and shares of our Class B common stock) covered by registration rights represent approximately 72% of our total Class A common stock outstanding. Registration of any of these outstanding shares of Class A common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. The registration statement of which this prospectus forms a part is being filed to register the resale of such shares pursuant to our registration obligation in the Registration Rights Agreement.

We have filed a registration statement on Form S-8 under the Securities Act to register the shares of Class A common stock that are reserved for issuance under the 2026 LTIP (as defined herein). Shares registered under such registration statement are available for sale in the open market, unless such shares are not yet issued or subject to vesting restrictions with us or Rule 144 restrictions applicable to our affiliates.

The market price of our shares of Class A common stock could drop significantly if the holders of these shares, including the Principal Stockholders, sell shares of our Class A common stock or are perceived by the market as intending to sell them (including as a result of the filing of the registration statement to which this prospectus forms a part). These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our Class A common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions, among other things:

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authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of our Class A common stock;

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in the event that the Principal Stockholders are no longer entitled to designate for nomination at least three directors to our board of directors pursuant to the Stockholders’ Agreement, prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that our board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws; and

•	establish advance notice requirements for nominations of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares in such circumstances. See “Description of capital stock.”

In addition, certain change of control events could have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of us. Please see “—In certain cases, payments under the Tax Receivable Agreement may be accelerated and significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” Further, certain of our outstanding debt agreements place restrictions on a change of control. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt agreements—Revolver.”

Our board of directors is authorized to issue and designate shares of our preferred stock without stockholder approval.

Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these series of preferred stock may be senior to or on parity with our Class A common stock, which may reduce its value.

Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. The federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and, accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated bylaws described in the preceding sentences. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Dividends may not be declared or paid to holders of our Class A common stock in the foreseeable future, and our existing debt agreements place certain restrictions on our ability to do so.

The declaration and payment of dividends by us are at the sole discretion of our board of directors. We currently intend to retain future earnings, if any, to finance the growth and development of our business. However, our dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory or contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. See “Dividend policy.” In addition, our existing debt agreements place, and we expect our future debt agreements will place, certain restrictions on our ability to pay cash dividends on our Class A common stock. Consequently, unless and until our board of directors decides to declare a dividend, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Use of proceeds

We will not receive any of the proceeds from the sale of our Class A common stock by the Selling Stockholders. The Selling Stockholders will receive all of the proceeds from any sales of the shares of our Class A common stock offered hereby. See “Principal and selling stockholders” and “Plan of distribution.”

Dividend policy

The declaration and payment of dividends by us are at the sole discretion of our board of directors. We currently intend to retain future earnings, if any, to finance the growth and development of our business. However, our dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory or contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our existing debt agreements place, and we expect our future debt agreements will place, certain restrictions on our ability to pay cash dividends on our Class A common stock. See “Risk factors—Risks related to this offering and ownership of our Class A common stock—Dividends may not be declared or paid to holders of our Class A common stock in the foreseeable future, and our existing debt agreements place certain restrictions on our ability to do so.” Consequently, unless and until our board of directors decides to declare a dividend, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying financial statements and related notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences are discussed elsewhere in this prospectus, including in “Risk factors” and “Cautionary statement regarding forward-looking statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Unless otherwise indicated, the historical financial information in this “Management’s discussion and analysis of financial condition and results of operations” for periods prior to the IPO reflects only the historical financial results of our predecessor, HMH B.V., and does not give effect to the transactions described in “Summary—Initial public offering and corporate reorganization.”

Company overview

We are a leading provider of highly engineered, mission-critical equipment solutions, providing customers with a comprehensive portfolio of drilling equipment, services and systems utilized in oil and gas drilling operations, both offshore and onshore. Our global reach, technical expertise and innovative product offerings, coupled with our integrated operations from manufacturing to aftermarket services, allow us to provide customers with first class technology, engineering and project management services through the entire asset lifecycle of the equipment we provide. In addition, we are growing our portfolio of products and services to adjacent industries, such as mining. The complexity and criticality of our installed equipment drive customers to choose us for their aftermarket support, particularly in the offshore environment, which is subject to extensive regulation.

Our comprehensive portfolio of offerings, supported by integrated delivery capabilities and broad range of applications, enables us to address a full range of customer priorities. Our offerings are broadly categorized as:

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Sales of projects and products. This includes (i) comprehensive drilling equipment packages containing a full suite of components needed for a newbuild or reactivated drilling rig and (ii) individual or grouped components of drilling and pressure control equipment that facilitate customers maintaining and upgrading their existing fleet. During the six months ended June 30, 2026 and the year ended December 31, 2025, we derived 15.6% and 26.0%, respectively, of our revenue from sales of projects and products.

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Aftermarket services. This includes services on installed equipment and integrated digital solutions. Our aftermarket services facilitate customers maintaining and improving the lifespan, safety and efficiency of their existing drilling rig fleets. During the six months ended June 30, 2026 and the year ended December 31, 2025, we derived 47.1% and 46.7%, respectively, of our revenue from aftermarket services.

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Sales of spare parts. This includes replacement parts for installed equipment used in oil and gas drilling operations. During the six months ended June 30, 2026 and the year ended December 31, 2025, we derived 37.3% and 27.3%, respectively, of our revenue from sales of spare parts.

Approximately 75% of our installed base of equipment serves the offshore drilling market, which is more highly regulated, more demanding and more technologically sophisticated than is typically encountered in the onshore market. As a result, offshore operators require highly engineered equipment and technical support services to keep their operations running safely, efficiently and productively. We believe that we are well-positioned to continue supporting and building our presence in the offshore drilling market as a result of our full, integrated suite of mission-critical drilling solutions, highly technical expertise, aftermarket services offerings and long experience providing and maintaining equipment in this industry.

We are a global company, with locations in 15 countries and sales in over 80 countries in 2025. We are headquartered in Houston, Texas, USA, with two major operational centers located close to key offshore areas in Houston, Texas, USA, and Kristiansand, Norway. In addition to our sales offices and direct sales efforts, we incorporate distributors and manufacturing sales representatives into our sales and marketing channels in certain limited locations to market our various offerings.

We sell equipment and services to three core customer categories across the markets that we serve: (i) drilling contractors; (ii) operators, including both oil and gas E&P companies and mining companies onshore and offshore; and (iii) manufacturers, consisting of shipyards and manufacturers of capital equipment. In addition to providing a range of equipment, spare parts, recurring aftermarket services and digital solutions to the onshore and offshore oil and gas drilling industry, we provide equipment and services to the onshore and subsea mining industry. Over our 125-year history, we believe we have developed trusted relationships with our customers and a strong reputation across industries with recognizable brand names, such as Hydril, VetcoGray, Wirth and Maritime Hydraulics.

HSSE is a key component of our organizational culture, and we strive to cultivate an HSSE-focused mindset among our employees and in connection with our activities. Our employees are expected to advance our corporate HSSE values and principles, including caring for the environment and prioritizing the safety and well-being of our employees and other stakeholders.

We have an asset-light business model through the leveraging of our existing operating footprint and OEM and CEM business model and are well positioned to grow and scale our business with low incremental investment and capital expenditures. For the years ended December 31, 2024 and 2025 and the six months ended June 30, 2026, our capital expenditures, including development costs, represented only 2.4%, 2.4% and 2.6%, respectively, of revenue.

HMH B.V. was formed on October 1, 2021, through the combination of Baker Hughes’s Subsea Drilling Systems pressure control business and Akastor’s MHWirth drilling equipment business. After giving effect to the IPO, the Corporate Reorganization and related transactions, Baker Hughes and Akastor each owned 15,945,826 shares of our Class B common stock, collectively owning all of the shares of our Class B common stock, representing approximately 72% of the total voting power of our capital stock, and each owned 15,945,826 B.V. Non-Voting Class A Shares and 15,945,826 B.V. Non-Voting Class B Shares, collectively owning all of the B.V. Non-Voting Shares, representing approximately a 72% equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V. Baker Hughes is an energy technology company with a diversified portfolio of technologies and services that span the energy and industrial value chain. Akastor is a Norway-based oil services investment company with a portfolio of industrial and financial holdings.

Together with our traditional business lines, we are embracing new opportunities in adjacent industries, including subsea mining. We approach all industries with a commitment to quality, safety and value. In even the most demanding environments, we strive to deliver value-adding products and services.

Our predecessor and HMH Inc.

HMH Inc. was formed on April 29, 2024, and did not conduct any material business operations prior to the completion of the Corporate Reorganization other than certain activities related to the IPO. Our predecessor consists of HMH B.V. and its subsidiaries on a consolidated basis. Unless otherwise indicated, the historical consolidated financial information included in this prospectus for periods prior to the IPO presents the historical financial information of HMH B.V. Historical consolidated financial information is not indicative of the results that may be expected in any future periods. For more information, please see the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus and “—Factors affecting the comparability of our results of operations.”

Recent developments

On April 2, 2026, we completed the IPO of 10,520,000 shares of our Class A common stock, representing approximately 24% of the equity interests in the Company, at a price to the public of $20.00 per share. The net proceeds from the IPO were approximately $197.8 million, after deducting the underwriters’ discounts. On April 30, 2026, the underwriters elected to exercise their option to purchase an additional 685,844 shares of our Class A common stock. Net proceeds from this exercise were $12.9 million after deducting discounts and offering fees of $0.8 million.

The results of operations discussed in this prospectus include those of HMH B.V. prior to the completion of the IPO. As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the IPO and related Corporate Reorganization, as discussed in “Summary—Initial public offering and corporate reorganization” had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.

Market factors and trends

Oil and gas play a critical role in enabling modern society to function and providing increased standards of living to the global population. We believe that oil and gas will continue to play a leading role in the future global energy mix. While the world will take the needed efforts to diversify its energy supply into renewables and more sustainable forms of energy, including nuclear, the IEA estimates that oil and gas will nonetheless comprise 45% of global energy supply in 2050 and that global energy consumption is expected to increase to 533 exajoule (“EJ”) by 2050, a 20% increase from 2023 levels and a 41% increase from 2010 levels.

Our business is driven by the number of drilling rigs working globally onshore and offshore (particularly those drilling rigs on which our equipment is installed), which in turn is driven by oil and gas demand, levels of global drilling activity and spending by E&P operators associated with supplying oil and gas. As demand for contracted drilling rigs increases, our customers may seek to replace existing equipment that is in need of major refurbishment or no longer operational, upgrade the capacities of their existing drilling rigs with our highly engineered, integrated drilling solutions or retrofit a new comprehensive drilling package or entire newbuild drilling rig. We provide ongoing aftermarket services and spare part sales on drilling rigs with our installed equipment, as well as rigs with equipment from other OEMs, allowing us to capture recurring revenues throughout the lifecycle of a drilling rig.

As drilling rigs work and age, and as increasingly complex wells generate more wear-and-tear, we benefit from the resulting additional demand for our products, aftermarket services and spare parts. Historically, we have seen aftermarket-driven demand growth as offshore drilling activity increases, and we expect that pattern to continue. Additionally, as our customers bring offshore rigs that are warm stacked or cold stacked back into service, the revenue base for our aftermarket services and spare parts increases. This is in addition to our benefitting from the revenue opportunities from equipment upgrades associated with such reactivations.

Demand related to onshore oil and gas drilling activity tends to be shorter cycle and regionally focused as each market may have specific dynamics that vary from location to location. Since the cyclical trough in activity during the last commodity price decline and COVID-19, the total number of active land rigs has increased and, in the key Middle East market, the demand for modern, high-spec land rigs capable of supporting complex drilling operations has resulted in newbuild opportunities. In the North American unconventional market, efficiency gains in drilling and completion activity have resulted in production increasing without a corresponding increase in rig counts—implying each active rig is drilling more wells and more footage in a given period than previously. This increased cadence of drilling activity in challenging subsurface environments and more complex, longer lateral wells create increased wear-and-tear on equipment, resulting in additional demand for our products, aftermarket services and spare parts.

We continue to operate in a volatile geopolitical environment, including recent escalations in the conflict in the Middle East and disruptions across key energy corridors, including the Strait of Hormuz. These developments have heightened uncertainty around global energy supply and prices. These factors may drive short-term volatility in certain regional markets, particularly onshore and jack-up activities in the Middle East. However, our business mix is increasingly weighted towards long-term offshore projects outside of the Middle East, which are advancing largely as planned. Supported by improving offshore drilling activity, we have seen growth in backlog and higher utilization of our products and services, reinforcing our overall positive outlook for global oil and gas activity.

Tariffs and trading relationships

In 2025, the Trump Administration announced additional tariffs on goods from all countries pursuant to the International Emergency Economic Powers Act. These tariffs were later found to have exceeded presidential authority and were invalidated by the U.S. Supreme Court. Following such ruling, President Trump implemented a 150-day “global tariff” of 10% effective February 24, 2026, using presidential powers under the Trade Act of 1974, which expired in July 2026. In July 2026, the Trump Administration imposed a 10% or 12.5% tariff on 60 trading partners pursuant to Section 301 of the Trade Act of 1974. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Current and future uncertainties about tariffs and their effects on trading relationships may affect costs for and availability of raw materials and component parts or contribute to inflation in the markets in which we operate. Although we continue to monitor the economic effects of tariff-related announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with tariffs remain uncertain.

Description of certain components of financial data

Revenues

We generate our revenue primarily from three broadly categorized offerings: (i) product revenue, which comprises revenue from sales of projects and products and includes (a) comprehensive drilling equipment packages containing a full suite of components needed for a newbuild or reactivated drilling rig and (b) individual or grouped components of drilling and pressure control equipment that facilitate customers maintaining and upgrading their existing fleet, (ii) service revenue, which comprises aftermarket services relating to installed equipment and integrated digital solutions, and (iii) spare parts revenue, which includes replacement spare parts. We also generate our revenue from related parties via sales to Baker Hughes and Akastor through its affiliates, which primarily consists of sales of products and services consistent in nature with those of external parties.

During the six months ended June 30, 2026, we derived 15.6% of our revenue from sales of projects and products, 47.1% from aftermarket services and 37.3% from sales of spare parts. During 2025, we derived

26.0% of our revenue from sales of projects and products, 46.7% from aftermarket services and 27.3% from sales of spare parts. We are a global company, with over 30 physical locations in 15 countries and with sales in over 80 countries in 2025.

Cost of sales

Our cost of sales consists of costs related to the manufacturing and procurement of our products and projects in addition to the costs of our aftermarket services and spare parts. Cost of sales related to the manufacturing and procurement of our products and projects includes the cost of components sourced from third-party suppliers and direct and indirect costs to manufacture and supply products and projects, including labor, materials, machine time, lease expense related to our manufacturing facilities, freight and other variable manufacturing costs. Cost of services includes personnel expenses for our field service organization, lease expense related to our operations facilities, materials, vehicle expenses and freight and other variable costs. Cost of sales related to spare parts includes the cost of the spare parts inventory, personnel expenses, lease expense related to our facilities, inventory management expenses, freight and other variable costs.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of costs such as sales and marketing, general corporate overhead, compensation expense, IT expenses, safety and environmental expenses, insurance costs, legal expenses and other related administrative functions.

Research and development expenses

Research and development expenses consist of costs that are incurred in connection with the development of new cutting-edge technologies and solutions and the innovation of existing product and service offerings. Such costs include both the utilization of our employees, facilities and resources to create and develop new ideas and products and the engagement of third parties to perform development activities under our coordination and management.

Depreciation and amortization

Depreciation and amortization expense consists of depreciation related to our tangible assets, including investments in property and equipment, and amortization of intangible assets, including identified intangible assets step up related to the formation of HMH B.V. and acquisition purchase price accounting. Depreciation and amortization expense is included in the consolidated statements of income within cost of sales and selling, general and administrative expenses.

Restructuring and other expenses (income), net

Restructuring and other expenses consist of restructuring charges primarily related to manufacturing footprint optimization initiatives and other additional de minimis incidental operating expenses incurred by the business. See our predecessor’s historical financial statements and related notes thereto included elsewhere in this prospectus for further information.

Other operating expenses (income), net

During the year ended December 31, 2025, other operating expenses (income), net consisted of additional de minimis incidental operating expenses incurred by the business. See our predecessor’s historical financial statements and related notes thereto included elsewhere in this prospectus for further information.

Other non-operating income, net

Other non-operating income, net consists of income on disposal or impairments of long-lived assets as well as other miscellaneous charges that management deems to not be part of our core business.

Foreign currency gain (loss), net

Foreign currency gain (loss), net consists of net gains or losses resulting from a change in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated. Our foreign subsidiaries, whose functional currency is the local currency, conduct a portion of their operations in U.S. dollars. As a result, these subsidiaries hold significant monetary assets denominated in U.S. dollars. These monetary assets are subject to changes in exchange rates between the U.S. dollar and the local currency.

Interest income (expense), net

Interest expense, net primarily consists of interest expense associated with our long-term and short-term debt.

Income tax expense (benefit)

Income tax expense (benefit) consists primarily of U.S. federal and state income taxes and income taxes in foreign jurisdictions in which we operate.

How we evaluate our results of operations

We use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our results of operations and profitability and include:

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Revenues. Our revenues are generated primarily from (i) projects and products, (ii) aftermarket services and (iii) spare parts. One of our measures of financial performance is the amount of revenue generated quarterly and annually as revenue is an indicator of our overall business growth.

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Operating Income. We track operating income on an absolute dollar basis. One of our measures of financial performance is the amount of operating income generated quarterly and annually, as operating income is an indicator of profit derived from our core business operations.

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Net Income. We track net income on an absolute dollar basis and as a percentage of revenue. One of our measures of financial performance is the amount of net income generated quarterly and annually as net income is an indicator of our overall profitability.

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Adjusted EBITDA and Adjusted EBITDA Margin. We use Adjusted EBITDA and Adjusted EBITDA Margin (each, a non-GAAP measure) as one of the indicators to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and certain non-recurring items. We define Adjusted EBITDA as net income before interest expense, net, income tax expense, depreciation and amortization, IPO listing related cost and other non-recurring items. Management does not consider these non-recurring items to be indicative of our ongoing operating performance measure, and such items include, but are not limited to, restructuring and other operating expenses and foreign currency (gain) loss. We track Adjusted EBITDA on an absolute dollar basis and as a percentage of revenue, which we refer to as Adjusted EBITDA Margin. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. We believe that Adjusted EBITDA is a supplemental measurement tool used by analysts and investors to evaluate overall operating performance, ability to pursue and service possible debt opportunities and possible future investment opportunities. In addition, we believe that Adjusted EBITDA Margin is a supplemental measurement tool used by analysts and investors to evaluate profitability of sales. Adjusted EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income, as measured under GAAP. The items excluded from Adjusted EBITDA and Adjusted EBITDA Margin, but included in the calculation of reported net income, are significant components of the consolidated statements of income and must be considered in performing a comprehensive assessment of overall financial performance. For a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net income, the most directly comparable GAAP measure, see “—Non-GAAP financial measures.”

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Free Cash Flow. We use Free Cash Flow (a non-GAAP measure) to evaluate our liquidity to provide flexibility and optionality to achieve our broader capital allocation strategy. We define Free Cash Flow as cash flow from operations minus purchases of property and equipment and development costs. Management believes that Free Cash Flow is a meaningful indicator of liquidity that provides information to our management and investors about the amount of cash generated from operations, after purchases of property and equipment that can be used for investment in our business and for acquisitions as well as to strengthen our balance sheet. Free Cash Flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by (used in) operating activities. Free Cash Flow does not reflect our ability to meet future contractual commitments and may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure. For a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable GAAP measure, see “—Non-GAAP financial measures.”

Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow are non-GAAP financial measures and should not be considered alternatives to, or more meaningful than, net income, net income as a percentage of revenue and net cash provided by (used in) operating activities or any other measure presented in accordance with GAAP. Our computation of Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow may differ from computations of similarly titled measures of other companies. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP measures, see “—Non-GAAP financial measures.”

Factors affecting the comparability of our results of operations

The historical financial condition and results of operations of our predecessor for the periods prior to the IPO may not be comparable, either from period to period or for HMH Inc. following the IPO, for the following reasons:

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Corporate Reorganization. The historical consolidated financial statements as of and for such periods prior to the IPO included elsewhere in this prospectus are based on the financial statements of our accounting predecessor, HMH B.V. As a result, the historical consolidated financial data prior to the IPO may not give you an accurate indication of what our actual results would have been if the Corporate Reorganization had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. Following the Corporate Reorganization, HMH B.V. is treated as a flow-through entity for U.S. federal income tax purposes and, as such, is generally not subject to U.S. federal income tax at the entity level. The Corporate Reorganization was accounted for as a reorganization of entities under common control and, as a result, our consolidated financial statements recognize the assets and liabilities received in the Corporate Reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of HMH B.V. In addition, in connection with the Corporate Reorganization and the IPO, we entered into the Tax Receivable Agreement pursuant to which we are required to pay the Principal Stockholders 85% of the net cash savings, if any, that we are deemed to realize as a result of our utilization of certain tax benefits described under “Certain relationships and related party transactions—Tax Receivable Agreement.”

Finally, the Corporate Reorganization that was completed in connection with the IPO provided a mechanism by which the B.V. Non-Voting Shares were allocated among the Principal Stockholders. As a result, the satisfaction of all conditions relating to the vesting of certain phantom awards in HMH B.V. that were held by our management and certain employees and non-employees was probable. Accordingly, we recognized a charge for stock compensation expense of $22.5 million related to the estimated fair value of the phantom awards at the time of grant, all of which were non-cash.

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IPO-Related Compensation Expenses. We incurred a one-time share-based compensation expense of $22.5 million, based on the IPO price of $20.00 per share, as a result of the successful completion of the IPO. Certain of our employees and non-employees were granted Founders’ Awards, 2022 LTI Awards, 2023 LTI Awards, 2024 LTI Awards and 2025 LTI Awards (each as defined herein and collectively, the “LTI Awards”), each of which was denominated in cash and, if the event triggering payment was an IPO (as defined in the award agreements), settled in shares of our Class A common stock. The liability and associated compensation expense for these awards were not recognized until the IPO was consummated. No share-based compensation expenses were recognized prior to the IPO because an IPO was not considered probable, so such general and administrative expenses are not reflected in our predecessor’s historical financial statements included elsewhere in this prospectus. See “Executive compensation—Outstanding equity awards at fiscal year-end” for more information.

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Inflation and Macroeconomic Conditions. Our operational performance is influenced by prevailing economic conditions, including macroeconomic conditions, the overall inflationary climate and business sentiment. During the past few years, we experienced significant inflation in costs related to our products and services as a result of global inflationary trends. Inflationary pressures experienced in recent years have resulted in, and may in the future result in, additional increases to the costs of goods, services, labor and personnel, which in turn could cause our capital expenditures and operating costs to rise, as well as a scarcity of certain products and raw materials, including steel. Like others in our industry, in the past few years, we faced, and may in the future face, considerable inflation in the cost of raw materials and personnel. Sustained levels of high inflation caused the U.S. Federal Reserve to raise its target range for the federal funds rate multiple times in 2022 and 2023, but the U.S. Federal Reserve cut rates multiple times between September of 2024 and December of 2025. Due to continued levels of high inflation, in September of 2026, the U.S. Federal Reserve increased rates by 25 basis points, resulting in a total aggregate increase of 375 basis points. The U.S. Federal Reserve’s target rate is currently between 3.75% and 4.00%. Future rate hikes from the U.S. Federal Reserve (or its equivalent in other nations) or other efforts to curb inflationary pressure on the costs of goods and services could have the effect of raising the cost of capital and depressing economic growth. As a result of the persistent economic and geopolitical uncertainty in many markets around the world, we have also experienced, and may in the future experience, fluctuations in foreign currency exchange rates, supply chain disruptions, lack of liquidity in the capital markets or an increase in interest rates, all of which may negatively affect us or the parties with whom we do business. Additionally, our floating rate indebtedness may subject us to increased borrowing costs.

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Public Company Expenses. We have incurred, and will incur, additional selling, general and administrative expenses as a result of becoming a publicly traded company. These costs include expenses associated with our annual and quarterly reporting, tax return preparation expenses, Sarbanes-Oxley Act compliance expenses, audit fees, legal fees, director and officer insurance, director compensation, national stock exchange fees, investor relations expenses and registrar and transfer agent fees. These additional selling, general and administrative expenses are not reflected in our predecessor’s historical financial statements included elsewhere in this prospectus.

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Income Taxes. HMH Inc. is subject to U.S. federal and state income taxes as a corporation. HMH B.V. is treated as a flow-through entity for U.S. federal income tax purposes, and as such, is generally not subject to

U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income is passed through to the shareholders of HMH B.V., including HMH Inc., following the Corporate Reorganization. Accordingly, the financial data attributable to HMH B.V. contains no U.S. federal income tax expense or income tax expense in any state or locality (other than margin tax in the State of Texas). We estimate that HMH Inc. would have been subject to U.S. federal, state and local taxes at a blended statutory rate of 25.0% of 2024 pre-tax earnings and would be subject to a blended statutory rate of 25.0% of 2025 pre-tax earnings. Based on blended statutory rates of 25.0% and 25.0% for 2024 and 2025, respectively, HMH Inc. would have incurred no pro forma income tax expense due to valuation allowances on deferred tax assets for the years ended December 31, 2024 and 2025, respectively. On July 4, 2025, the One Big Beautiful Bill Act was enacted, introducing a broad range of changes to the Code. Because HMH B.V. is treated as a partnership for U.S. federal income tax purposes and its taxable income is allocated to its shareholders, we do not expect HMH B.V. to recognize U.S. federal income tax expense as a result of the One Big Beautiful Bill Act. However, as a U.S. corporation and a shareholder of HMH B.V., we are continuing to evaluate the broader effects of the One Big Beautiful Bill Act on our consolidated financial statements and operations, including potential impacts on HMH Inc.’s taxes, tax distributions from HMH B.V. and payments under the Tax Receivable Agreement. We are therefore unable to predict the ultimate impact on our business, financial condition or results of operations.

Results of operations

Six months ended June 30, 2026 compared to six months ended June 30, 2025

The following table sets forth, for the periods indicated, certain consolidated statement of income data:

	Six months ended June 30,
(in thousands)	2026	2025

Revenue
Service revenue	$161,081	$175,840
Product revenue	52,493	113,470
Spare parts revenue	127,682	112,325
Related party revenue	887	252

Total revenue	342,143	401,887

Operating expenses
Cost of services sold	111,824	120,749
Cost of goods sold - products	41,894	100,119
Cost of goods sold - spare parts	72,439	72,560

Total cost of sales	226,157	293,428

Selling, general and administrative expenses	95,465	65,679
Research and development expenses	1,185	1,680
Restructuring and other expenses (income), net	5,004	4,343

Total operating expenses	327,811	365,130

Operating income (loss)	14,332	36,757

Foreign currency gain (loss), net	(2,819)	6,941
Other non-operating income (loss), net	(413)	647
Interest income (expense), net	(10,898)	(18,285)

Income (loss) before income taxes	202	26,060

Income tax (expense) benefit	(1,346)	(10,414)

Net income (loss)	$(1,144)	$15,646

We have historically reported two operating segments: Equipment and System Solutions (“ESS”), which consists of the legacy MHWirth drilling equipment business, and Pressure Control Systems (“PCS”), which consists of the legacy Subsea Drilling Systems pressure control business. ESS is a supplier of drilling solutions and complete topside drilling packages and services to both onshore and offshore oil and gas producers and drilling contractors, which includes hoisting and rotating systems, drilling (mud) circulating systems, condition-based maintenance and other services. PCS is a supplier of integrated drilling products and services, and the key product offerings consist of BOPs and BOP control systems, drilling risers, wellhead connectors, technical and operational rig support that includes a 24/7 support center, CSAs and long-term service agreements.

Revenue. The following table sets forth disaggregated revenue by segment:

	Six months ended June 30,
(in thousands)	2026	2025

Revenue
Service revenue - ESS	$97,968	$98,120
Product revenue - ESS	30,067	78,199
Spare parts revenue - ESS	70,315	56,769

Total revenue - ESS	$198,350	$233,088

Service revenue - PCS	$63,113	$77,720
Product revenue - PCS	23,313	35,523
Spare parts revenue - PCS	57,367	55,556

Total revenue - PCS	$143,793	$168,799

Total revenue	$342,143	$401,887

During 2026, the Company continues to go through organizational changes and as a result of these changes, we anticipate discontinuing segment reporting based on ESS and PCS and the Chief Operating Decision Maker (“CODM”), who is our Chief Executive Officer, will begin assessing performance and making resource allocation decisions based on the breakdown between (i) sales of projects and products, (ii) aftermarket services and (iii) sales of spare parts. Equipment in our sales of projects and products generally falls under two broad categories: (i) pressure control systems (previously reported under the PCS segment), including BOPs, BOP control systems and drilling risers, and (ii) topside equipment (previously reported under the ESS segment), which is comprised of hoisting and rotating systems and drilling (mud) circulating systems. Aftermarket services includes services on installed equipment and integrated digital solutions. Our aftermarket services facilitate customers maintaining and improving the lifespan, safety and efficiency of their existing drilling rig fleets. Spare parts includes replacement parts for installed equipment used in oil and gas drilling operations. Once the change is complete, prior period comparable results for segmented information will be recast to reflect the change in reportable segments. This segment reporting change will have no impact on our consolidated results.

We also generate our revenue from related parties via sales to Baker Hughes and Akastor through its affiliates, which primarily consists of sales of products and services consistent in nature with those of external parties.

Total revenue decreased by $59.7 million, or 14.9%, for the six months ended June 30, 2026, compared to the prior-year period. The decline was primarily due to lower product and service revenues, partially offset by higher spare parts revenue.

Product revenue decreased by $60.3 million, or 53.1%, for the six months ended June 30, 2026, compared to the prior-year period, reflecting a lower backlog to start the period and partially due to a delay in equipment deliveries and installation and commissioning work in the Middle East.

Service revenue decreased by $14.8 million, or 8.4%, for the six months ended June 30, 2026, compared to the prior-year period, primarily due to decreases in repairs and other services, partially offset by stronger digital services volume. Spare parts revenue increased by $15.4 million, or 13.7%, for the six months ended June 30, 2026, compared to the prior-year period, due to an increase in spares demand.

Cost of sales. Our cost of sales consists of costs related to the manufacturing and procurement of our products and projects in addition to the costs of our aftermarket services and spare parts. Cost of sales related to the manufacturing and procurement of our products and projects includes the cost of components sourced from third-party suppliers and direct and indirect costs to manufacture and supply products and projects, including labor, materials, machine time, lease expense related to our manufacturing facilities, freight and other variable manufacturing costs. Cost of services includes personnel expenses for our field service organization, lease expense related to our operations facilities, materials, vehicle expenses and freight and other variable costs. Cost of sales related to spare parts includes the cost of the spare parts inventory, personnel expenses, lease expense related to our facilities, inventory management expenses, freight and other variable costs.

Total cost of sales decreased by $67.3 million, or 22.9%, for the six months ended June 30, 2026, compared to the prior-year period. Cost of sales as a percentage of revenue decreased to 66.1% for the six months ended June 30, 2026, compared to 73.0% for the six months ended June 30, 2025. This decrease in cost of sales and cost of sales as a percentage of revenue was due to lower volume, revenue mix, continued cost optimization efforts and increased utilization.

Cost of services sold decreased by $8.9 million, or 7.4%, for the six months ended June 30, 2026, compared to the prior-year periods. This decrease in cost of services sold were in line with the decrease in service revenue. Cost of services as a percentage of revenue was 69.4% for the six months ended June 30, 2026, compared to 68.7% for the six months ended June 30, 2025. This decrease in cost of sales and cost of sales as a percentage of revenue was due to lower volume, revenue mix, continued cost optimization efforts and increased utilization.

Cost of goods sold - products decreased by $58.2 million, or 58.2%, for the six months ended June 30, 2026, compared to the prior-year period. This decrease in cost of goods sold - products were in line with the decrease in product revenue. Cost of goods sold - products as a percentage of revenue decreased to 78.5% for the six months ended June 30, 2026, compared to 88.0% for the six months ended June 30, 2025. This decrease in cost of goods sold - products and cost of goods sold - products as a percentage of revenue were due to recognition of product and project revenue with higher margins driven by cost optimization efforts and the completion of contracts with unfavorable margins in 2025.

Cost of goods sold - spare parts remained relatively flat for the six months ended June 30, 2026, compared to the corresponding period in 2025. Cost of goods sold - spare parts as a percentage of spare parts revenue decreased to 56.7% for the six months ended June 30, 2026, compared to 64.6% for the six months ended June 30, 2025. This decrease in cost of goods sold - spare parts as a percentage of spare parts revenue were mainly due to volume mix.

Selling, general and administrative expenses. Selling, general and administrative expenses consist of costs such as sales and marketing, general corporate overhead, compensation expense, IT expenses, safety and environmental expenses, insurance costs, legal expenses and other related administrative functions.

Selling, general and administrative expenses increased by $29.8 million, or 45.4%, for the six months ended June 30, 2026, compared to the prior-year period. This increase was primarily driven by pre-IPO stock-based compensation expense and employer portion of taxes on the associated award vestings of $22 million.

Excluding this IPO-related stock-based compensation expense, selling, general and administrative expenses increased by $7.8 million, or 11.9%, for the six months ended June 30, 2026, compared to the prior-year period.

This increase was driven primarily by investments in the Company’s commercial and back office organizations, including increased sales headcount, as well as higher insurance and marketing expenses stemming from our transition to and operation as a public company.

Research and development expenses. Research and development expenses consist of costs that are incurred in connection with the development of new cutting-edge technologies and solutions and the innovation of existing product and service offerings. Such costs include both the utilization of our employees, facilities and resources to create and develop new ideas and products and the engagement of third parties to perform development activities under our coordination and management.

For the six months ended June 30, 2026, research and development expenses decreased by $0.5 million, or 29.5%. This decrease was attributable mainly to the strategic deployment of development resources and the capitalization of development costs.

Restructuring and other expenses (income), net. Restructuring and other expenses consist of restructuring charges primarily related to manufacturing footprint optimization initiatives and other additional de minimis incidental operating expenses incurred by the business.

Restructuring expenses for the six months ended June 30, 2026 were $5.0 million, compared to $4.3 million for the six months ended June 30, 2025, driven by our internal restructuring program and lease exit costs.

Foreign currency gain (loss), net. Foreign currency gain (loss), net consists of net gains or losses resulting from a change in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated. Our foreign subsidiaries, whose functional currency is the local currency, conduct a portion of their operations in U.S. dollars. As a result, these subsidiaries hold significant monetary assets denominated in U.S. dollars. These monetary assets are subject to changes in exchange rates between the U.S. dollar and the local currency.

The change in foreign currency gain (loss) decreased by $9.8 million, or 140.6%, for the six months ended June 30, 2026, compared to the prior-year period. This unfavorable variance was attributable to currency exchange rate movements of the U.S. dollar to other currencies in which we transact.

Interest income (expense), net. Interest expense, net primarily consists of interest expense associated with our long-term and short-term debt.

Interest expense, net decreased by $7.4 million, or 40.4%, for the six months ended June 30, 2026, compared to the prior-year period. This decrease was driven by the repayment of the Shareholder Loans in April 2026 upon completion of the IPO, and the refinancing of our 9.875% senior secured bonds due in 2026 with our Senior Secured Bonds in December 2025.

Income tax expense (benefit). Income tax consists primarily of U.S. federal and state income taxes and income taxes in foreign jurisdictions in which we operate. For the six months ended June 30, 2026, the tax provision was $1.3 million, resulting in an effective tax rate of 666.3%, compared to a tax provision of $10.4 million and an effective tax rate of 40.0% for the six months ended June 30, 2025.

These fluctuating effective rates were heavily driven by valuation allowances on losses in certain foreign jurisdictions where tax benefits cannot currently be realized, along with the ongoing impacts of localized withholding taxes, statutory jurisdictional rate differentials, and pass-through non-controlling interests related to U.S. income taxed at the owner level. For the six months ended June 30, 2026, our income tax included the impact of a $22.5 million stock-based compensation expense related to pre-IPO stock-based awards. For the six months ended June 30, 2026, our income tax also included $0.5 million of IPO related transaction costs.

Excluding the impact of the stock-based compensation expense and IPO related costs, our adjusted effective tax rate for the six months ended June 30, 2026 would have been 39.2%.

Year ended December 31, 2025 compared to year ended December 31, 2024

The following table sets forth, for the periods indicated, certain consolidated statement of income data:

	Year ended December 31,
(in thousands, except percentages)	2025	2024	$ Change	% Change

Revenue
Service revenue	$383,385	$366,202	$17,183	4.7%
Product revenue	213,544	225,521	(11,977)	(5.3)%
Spare parts revenue	224,380	248,025	(23,645)	(9.5)%
Related party revenue	445	3,615	(3,170)	(87.7)%

Total revenue	821,754	843,363	(21,609)	(2.6)%

Operating expenses
Cost of services sold	253,541	223,376	30,165	13.5%
Cost of goods sold - products	183,509	205,172	(21,663)	(10.6)%
Cost of goods sold - spare parts	138,974	142,625	(3,651)	(2.6)%

Total cost of sales	576,024	571,173	4,851	0.8%

Selling, general and administrative expenses	130,397	146,810	(16,413)	(11.2)%
Research and development expenses	2,813	7,067	(4,254)	(60.2)%
Restructuring and other expenses (income), net	4,631	(301)	4,932	(1,638.5)%

Total operating expenses	713,865	724,749	(10,884)	(1.5)%

Operating income	107,889	118,614	(10,725)	(9.0)%

Foreign currency gain (loss), net	6,790	(5,293)	12,083	(228.3)%
Other non-operating income, net	1,263	423	840	198.6%
Interest expense, net	(43,352)	(37,255)	(6,097)	16.4%

Income before income taxes	72,590	76,489	(3,899)	(5.1)%

Income tax expense	(26,467)	(24,533)	(1,934)	7.9%

Net income	$46,123	$51,956	$(5,833)	(11.2)%

The following table sets forth, for the periods indicated, disaggregated revenue by segment:

	Year ended December 31,
(in thousands)	2025	2024

Revenue
Product revenue - ESS	$125,688	$142,162
Service revenue - ESS	195,741	190,222
Spare parts revenue - ESS	117,124	110,805

Total revenue - ESS	$438,553	$443,189
Product revenue - PCS	$88,301	$86,974
Service revenue - PCS	187,644	175,980
Spare parts revenue - PCS	107,256	137,220

Total revenue - PCS	$383,201	$400,174

Total revenue	$821,754	$843,363

Revenue. Revenue decreased by $21.6 million, or 2.6%, to $821.8 million in the year ended December 31, 2025 from $843.4 million in the year ended December 31, 2024. The overall decrease in revenue was driven by decreases in spare parts revenue, product revenue and related party revenue of $23.6 million, $12.0 million and $3.2 million, respectively. This was partially offset by an increase in service revenue of $17.2 million.

Service revenue increased by $17.2 million, or 4.7%. This was due to increased contract services activity. As a result, service revenue accounted for 46.7% of our total revenue in the year ended December 31, 2025, which was an increase from 43.4% in the year ended December 31, 2024.

Product revenue decreased by $15.1 million, or 6.6%. The lower product revenue across our business was mainly due to lesser progress on ongoing projects. As a result, product revenue accounted for 26.0% of our total revenue in the year ended December 31, 2025, which was a decrease from 27.2% in the year ended December 31, 2024.

Spare parts revenue decreased by $23.6 million, or 9.5%. This was due to lower spares volume resulting from current market conditions. As a result, spare parts revenue accounted for 27.3% of our total revenue in the year ended December 31, 2025, which was a decrease from 29.4% in the year ended December 31, 2024.

Cost of sales. Cost of sales increased by $4.9 million, or 0.8%, to $576.0 million in the year ended December 31, 2025, up from $571.2 million in the year ended December 31, 2024. Cost of sales as a percentage of revenue increased to 70.1% in the year ended December 31, 2025 as compared to 67.7% in the year ended December 31, 2024. The increase in cost of sales and cost of sales as a percentage of revenue was primarily due to revenue mix in the period, lower utilization of certain of our facilities and a $12.3 million write off of a specific contract asset balance. These cost increases were partially offset by completion of unfavorable product contracts in 2024 that did not repeat in 2025.

Cost of services sold increased by $30.2 million, or 13.5%, to $253.5 million in the year ended December 31, 2025, up from $223.4 million in the year ended December 31, 2024. The increase in cost of services sold was mainly due to mix of services sold and a $12.3 million write off of a previously recognized contract assets balance due to cancellation of the associated contract with the customer. Cost of services sold as a percentage of service revenue increased to 66.1% in the year ended December 31, 2025 as compared to 61.0% in the year ended December 31, 2024, due to the reasons discussed above.

Cost of goods sold - products decreased by $21.7 million, or 10.6%, to $183.5 million in the year ended December 31, 2025, down from $205.2 million in the year ended December 31, 2024. The decrease in cost of goods sold - products was in line with the decrease in product revenue. Cost of goods sold - products as a percentage of product and related party revenue decreased to 85.8% in the year ended December 31, 2025 as compared to 89.5% in the year ended December 31, 2024 due to product and project contracts with lower margins that did not repeat in 2025.

Cost of goods sold - spare parts decreased by $3.7 million, or 2.6%, to $139.0 million in the year ended December 31, 2025, down from $142.6 million in the year ended December 31, 2024. The decrease in cost of goods sold - spare parts was due to mix and lower utilization of spares facilities in the period that led to higher costs. Cost of goods sold - spare parts as a percentage of spare parts revenue increased to 61.9% in the year ended December 31, 2025 as compared to 57.5% in the year ended December 31, 2024, mainly due to the aforementioned mix and facility utilization during the period.

Selling, general and administrative expenses. For the year ended December 31, 2025, selling, general and administrative expenses decreased by $16.4 million, or 11.2%, to $130.4 million from $146.8 million in the year ended December 31, 2024. This decrease was attributable mainly to continued cost optimization efforts.

Research and development expenses. For the year ended December 31, 2025, research and development expenses decreased by $4.3 million, or 60.2%, to $2.8 million from $7.1 million in the year ended December 31, 2024. This decrease was attributable mainly to strategic deployment of development resources and capitalization of development costs.

Restructuring and other expenses (income), net. For the year ended December 31, 2025, restructuring and other expenses (income), net increased by $4.9 million as compared to year ended December 31, 2024. This increase was attributable to our internal restructuring program and other expenses for lease exits.

Foreign currency gain (loss), net. For the year ended December 31, 2025, the change in foreign currency gain (loss) increased by $12.1 million to an income of $6.8 million from a loss of $5.3 million in the year ended December 31, 2024. This favorable variance was attributable mainly to currency exchange rate movements of the U.S. dollar to other currencies in which we transact.

Interest expense, net. For the year ended December 31, 2025, interest expense, net increased by $6.1 million, or 16.4%, to $43.4 million from $37.3 million in the year ended December 31, 2024. This increase was attributable mainly due to loss on debt extinguishment resulting from refinancing of our 9.875% senior secured bond due in 2026 in the year ended December 31, 2025.

Income tax expense. For the year ended December 31, 2025, income tax expense increased by $1.9 million, or 7.9%, to an income tax expense of $26.5 million from an income tax expense of $24.5 million in the year ended December 31, 2024. This increase was attributable mainly to an increase in profit during the year ended December 31, 2025 in certain taxable jurisdictions.

Non-GAAP financial measures

We have performed a detailed analysis of the non-GAAP measures that are relevant to our business and its operations and determined that the appropriate units of measure to analyze our performance are Adjusted EBITDA (net income before interest expense, net, income tax expense, depreciation and amortization, IPO listing related cost and certain non-recurring items that we do not consider to be indicative of our ongoing operating performance such as, but not limited to, restructuring and other expenses and foreign currency gain (loss), net), Adjusted EBITDA Margin (Adjusted EBITDA divided by revenue) and Free Cash Flow (cash flow from operations minus purchases of property and equipment and development costs). We believe that the adjustments and exclusions in each of these non-GAAP financial measures enable us to evaluate more effectively our operations period over period and to identify operating trends that could otherwise be masked by unadjusted or excluded items. It is our determination that Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow are more relevant measures of how we review our ability to meet commitments and pursue capital projects.

Adjusted EBITDA and Adjusted EBITDA Margin

The following tables reconcile our reported net income to Adjusted EBITDA and Adjusted EBITDA Margin for each of the respective periods:

	Six months ended June 30,
(in thousands, except percentages)	2026	2025
Net income (loss)	$(1,144)	$15,646
Add:
Interest expense, net	10,898	18,285
Income tax expense (benefit)	1,346	10,414
Depreciation and amortization	21,719	20,993
Share-based compensation	22,775	—
Restructuring and other expenses	5,004	4,343
Foreign currency (gain) loss, net	2,819	(6,941)
IPO listing related cost	520	—

Adjusted EBITDA	$63,937	$62,740

Net income (loss) as a % of revenue	(0.3)%	3.9%
Adjusted EBITDA Margin(1)	18.7%	15.6%

(1)	Calculated as a percentage of total revenue.

	Predecessor historical
	Year ended December 31,
(in thousands, except percentages)	2025	2024
Net income	$46,123	$51,956
Add:
Interest expense, net	43,352	37,255
Income tax expense	26,467	24,533
Depreciation and amortization	42,460	39,402
Restructuring and other expenses	4,631	—
Foreign currency gain (loss), net	(6,790)	5,293

Adjusted EBITDA	$156,243	$158,439

Net income as a % of revenue	5.6%	6.2%
Adjusted EBITDA Margin(1)	19.0%	18.8%

(1)	Calculated as a percentage of total revenue.

Free Cash Flow

The following tables reconcile our reported net cash provided by (used in) operating activities to Free Cash Flow for each of the respective periods:

	Six months ended June 30,
(in thousands)	2026	2025
Net cash provided by (used in) operating activities	$25,156	$(7,552)

Add:
Purchases of property and equipment	(2,086)	(4,840)
Development costs	(5,896)	(1,073)
Non-cash IPO related settlement	9,541	—

Free Cash Flow	$26,715	$(13,465)

	Predecessor historical
	Year ended December 31,
(in thousands)	2025	2024
Net cash provided by (used in) operating activities	$88,310	$34,861

Adjusted for:
Purchases of property and equipment	(9,617)	(16,096)
Development costs(1)	(6,649)	(2,244)

Free Cash Flow	$72,044	$16,521

(1)	Development costs consist of charges related to the upgrade of our Enterprise Resource Planning software, coupled with internally developed software costs that will have alternative uses for our ongoing business.

Costs of conducting our business

The principal costs of products and services involved in operating our business are manufacturing costs, raw materials and direct labor costs. Our fixed costs are relatively low and a large portion of the costs described below are only incurred as we perform jobs for our customers.

Manufacturing costs. As an OEM and CEM, our manufacturing costs include machine time, lease expense related to our manufacturing facilities, freight and other variable manufacturing costs. Certain of these costs are constant, such as lease expense, while others are variable depending on the type and quantity of customer orders.

Raw materials. Our manufacturing of products relies on various raw materials and component parts, specifically various grades of steel and other raw metals.

Direct labor costs. Payroll and benefit expenses directly related to the delivery of our products and services are included in our cost of sales.

Liquidity and capital resources

Our financial objectives include the maintenance of sufficient liquidity, adequate financial resources and financial flexibility to fund our business. Our primary sources of liquidity are our existing cash on hand and cash generated from operations. Depending upon market conditions, we may take any of the following steps, or a combination thereof, to improve our liquidity and financial position by incurring borrowings under the Revolver, issuing additional senior secured bonds in an aggregate principal amount up to $125.0 million or entering into separate bridge financing facilities as permitted by the terms of the Senior Secured Bonds. As of June 30, 2026, December 31, 2025 and December 31, 2024, our cash and cash equivalents were $119.7 million, $96.6 million and $48.9 million, respectively. As of June 30, 2026, December 31, 2025 and December 31, 2024, our availability under the Revolver and the Prior Revolver (as defined herein) was $75.0 million, $50.0 million and $35.6 million, respectively. As of June 30, 2026, December 31, 2025 and December 31, 2024, our total indebtedness was $197.8 million, $340.1 million and $343.1 million, respectively. As of June 30, 2026, we had $1.5 million of borrowings under the Credit Line in China (as defined herein) due in the next twelve months, and we had no long-term debt maturities until June 2028.

Our total capital expenditures are estimated to range between $15 million and $20 million for 2026. Our total capital expenditures, including development costs, were $8.8 million and $20.0 million for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively, of which $2.9 million and $12.5 million, respectively, were used for the purchase or manufacture of equipment to directly support customer-related activities in addition to purchases of property, plant and equipment, inclusive of software costs. The actual amount of capital expenditures for the purchase and manufacture of equipment may fluctuate based on market conditions. We continue to focus on preserving and protecting our strong balance sheet, optimizing utilization of our existing assets and, where practical, limiting new capital expenditures.

We have certain obligations related to debt maturities, finance leases and operating leases. As of June 30, 2026, we had $47.2 million of operating lease obligations. As of June 30, 2026, the incremental borrowing rate on our lease obligations ranged from 6.0% to 8.6%.

Interest on the Senior Secured Bonds accrued at a fixed rate of 7.875% per annum as of June 30, 2026. Our effective interest rate on the Revolver for the year ended December 31, 2025 was the compounded reference rate plus a margin ranging from 3.00% to 4.00%. In November 2023, we paid off all outstanding borrowings under our $70.0 million term loan facility, which bore interest at a rate of Secured Overnight Financing Rate (“SOFR”) plus 4.01% for tranche A and SOFR plus 5.01% for tranche B. In addition, in November 2023, we refinanced our $150.0 million Senior Secured Floating Rate Bond and replaced it with our $200.0 million senior secured bonds due 2026. See “Note 10—Debt” to our audited consolidated financial statements for additional information. Further, in December 2025, we refinanced our $200.0 million senior secured bonds due 2026 and replaced them with our $200.0 million Senior Secured Bonds. In connection therewith, we also amended and restated the Prior Revolver.

We believe that our existing cash on hand, cash generated from operations and available capacity under the Revolver and the Senior Secured Bonds will be sufficient to meet our liquidity needs in the short term and long term. Our ability to satisfy our liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the oil and natural gas industry, availability and cost of raw materials and other factors, many of which are beyond our control.

Cash flows

Cash flows provided by (used in) operations by type of activity for the six months ended June 30, 2026 and 2025 were as follows:

	Six months ended June 30,
(in thousands)	2026	2025
Net cash provided by (used in) operating activities	$25,156	$(7,552)
Net cash provided by (used in) investing activities	(8,752)	(5,913)
Net cash provided by (used in) financing activities	6,648	(2,000)

	23,052	(15,465)
Effect of exchange rate changes on cash activities	68	4,966

Increase (decrease) in cash and cash equivalents	$23,120	$(10,499)

Cash flows provided by (used in) operations by type of activity for the years ended December 31, 2025 and 2024 were as follows:

	Year ended December 31,
(in thousands)	2025	2024
Net cash provided by operating activities	$88,310	$34,861
Net cash used in investing activities	(21,100)	(37,943)
Net cash used in financing activities	(24,260)	(7,308)

Effect of foreign exchange rate changes on cash and cash equivalents	4,723	(3,222)

Net increase (decrease) in cash and cash equivalents and restricted cash	$47,673	$(13,612)

Operating activities

Net cash provided by operating activities increased by $32.7 million in the first six months of 2026, compared to the corresponding period in 2025, mainly due to a $39.2 million increase from changes in operating assets and liabilities, a $10.3 million increase in non-cash items and a $16.8 million increase in net loss.

The favorable variance in non-cash expenses was driven by the recognition of share-based compensation expenses upon completion of the IPO, which was offset by favorable changes in deferred tax expenses, paid-in-kind interest, restructuring and other expenses, and a provision for inventory write-down.

The increase in cash resulting from the changes in assets and liabilities was primarily driven by increases in accounts payable and accrued expenses. The increase in accounts payable and accounts payable - related party was primarily due to timing of vendor payments in prior periods as 2025 had significant outflows to satisfy outstanding payable obligations. The increase in accrued expenses is driven by timing of incurred expenses in each of the relative periods.

Net cash provided by operating activities for the year ended December 31, 2025 increased by $53.4 million compared to the year ended December 31, 2024 primarily due to a $48.3 million favorable change in operating assets and liabilities and an $11.0 million favorable change in non-cash expenses, offset by a $5.8 million decrease in net income.

Net income decreased by $5.8 million as we generated net income of $46.1 million for the year ended December 31, 2025 as compared to net income of $52.0 million for the year ended December 31, 2024. The reasons for the decrease in net income are set forth under “—Results of operations.”

Non-cash expenses were favorable by $11.0 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The favorable variance in non-cash expenses was driven by an increase in changes in bad debt expense, non-cash restructuring and other expenses, loss on debt extinguishment and depreciation and amortization.

The change in operating assets and liabilities for the year ended December 31, 2025 resulted in a $48.3 million increase in cash as compared to the change in operating assets and liabilities for the year ended December 31, 2024. The increase in cash resulting from the changes in assets and liabilities was primarily due to a change in inventories, net, offset by a change in accrued expenses and accounts payable and accounts payable—related party.

The favorable cash variances resulting from inventories, net were due to the consumption of existing inventory and a slower build of new inventory in the year ended December 31, 2025 relative to the increase in the year ended December 31, 2024. The unfavorable cash variances in accrued expenses resulted from timing of incurred expenses. The unfavorable cash variances in accounts payable and accounts payable—related party resulted from increased vendor payments made during the year ended December 31, 2025.

Investing activities

Net cash used in investing activities increased by $2.8 million in the first six months of 2026, compared to the corresponding period in 2025. The increase in net cash used in investing activities was principally the result of a $4.8 million increase in development costs, offset by a $2.8 million decrease in purchases of property, plant and equipment and $0.8 million of Deep Blue acquisition working capital remeasurement period adjustments in the first six months of 2026.

Net cash used in investing activities decreased by $16.8 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The decrease in net cash used in investing activities was principally the result of a $6.5 million decrease in purchase of property, plant and equipment and a $15.2 million decrease in acquisition of business, net of cash, offset by a $4.4 million increase in development costs.

Financing activities

Net cash provided by financing activities was $6.6 million in the first six months of 2026 compared to net cash used in financing activities of $2.0 million. The increase in cash provided by financing activities was primarily driven by the receipt of $210.7 million in net proceeds from the IPO in 2026. This increase was partially offset by a $137.1 million repayment of related-party long-term debt, a $39.5 million purchase of B.V. Voting Shares from Baker Hughes and Akastor, a $12.9 million purchase of HMH Inc. and HMH B.V. shares as part of the greenshoe exercise, a $10.4 million of deferred IPO cost paid, and $4.9 million in payments for treasury shares in 2026. In the prior year period, financing cash outflows were primarily driven by the repayment of our outstanding credit facility.

Net cash used in financing activities increased by $17.0 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024 from a net use of cash of $7.3 million for the year ended December 31, 2024 to a net use of cash of $24.3 million for the year ended December 31, 2025. The unfavorable variance was primarily due to pay down of an outstanding credit facility balance during the year ended December 31, 2025 relative to the year ended December 31, 2024.

Debt agreements

Revolver

On November 20, 2023, HMH B.V., DNB Bank ASA, as agent, certain financial institutions party thereto as lenders (the “Prior Revolver Lenders”) and DNB Carnegie, a part of DNB Bank ASA, and Nordea Bank Abp, branch in Norway, as mandated lead arrangers and bookrunners, entered into a senior facility agreement (the “Prior Revolver”) pursuant to which the Prior Revolver Lenders provided revolving credit financing to the Company in an aggregate principal amount of up to $50.0 million.

On March 10, 2025, DNB Bank ASA agreed as agent under the Prior Revolver to amend certain terms of the Prior Revolver to permit implementation of the Corporate Reorganization and the listing of our Class A common stock on Nasdaq, and the documentation formally implementing the same became effective as of March 11, 2025.

On December 18, 2025, HMH B.V., DNB Bank ASA, as agent, the lenders from time to time party thereto (the “Revolver Lenders”) and DNB Carnegie, a part of DNB Bank ASA, and Nordea Bank Abp, branch in Norway, as mandated lead arrangers and bookrunners, entered into an amendment and restatement of the Prior Revolver (as amended and restated, the “Revolver”) pursuant to which the Revolver Lenders provide revolving credit financing to HMH B.V. in an aggregate principal amount of up to $75.0 million. The scheduled maturity date of the Revolver is June 17, 2028 (which is an extension from the May 16, 2026 scheduled maturity date of the Prior Revolver).

Borrowings under the Revolver bear interest at the compounded reference rate, which is the applicable SOFR plus the applicable credit spread adjustment, plus a margin ranging from 3.00% to 4.00% based on HMH B.V.’s most recent leverage ratio. In addition to paying interest on outstanding principal under the Revolver, HMH B.V. is required to pay a quarterly commitment fee equal to 40% of the applicable margin on the unused available commitments.

The Revolver is secured by liens on substantially all of HMH B.V.’s assets, including the equity of its material subsidiaries, and guarantees, either directly or indirectly, from its material subsidiaries. The security of the

Revolver is subject to the Intercreditor Agreement (as defined herein) with the trustee under the Senior Secured Bonds. The Revolver includes certain restrictive covenants that may limit our ability to, among other things, incur additional indebtedness, guarantee obligations, incur liens, make investments, loans or capital expenditures, sell or dispose of assets, enter into mergers or consolidations, enter into transactions with affiliates or make or declare dividends. The Revolver also requires HMH B.V. to maintain at all times a minimum liquidity of not less than $30.0 million, a gearing ratio of Consolidated Net Total Borrowings to Consolidated Total Equity (each as defined in the Revolver) not to exceed 1.00 to 1.00 and an interest cover ratio of Adjusted EBITDA to Net Interest Expenses (each as defined in the Revolver) of not less than 2.50 to 1.00. The Revolver contains customary representations and warranties, affirmative covenants and events of default. If an event of default exists under the Revolver, the Revolver Lenders will be able to accelerate the maturity of the Revolver and exercise other rights and remedies. If an event of default exists under the Senior Secured Bonds, a cross-default will be triggered under the Revolver, and the Revolver Lenders will be able to accelerate the maturity of the Revolver and exercise other rights and remedies. Subject to certain notice requirements and certain partial prepayment amount restrictions, HMH B.V. may voluntarily prepay outstanding loans under the Revolver in whole or in part without premium or penalty. Following a Change of Control (as defined in the Revolver), which definition varies depending on whether an initial public offering has occurred, HMH B.V. can be required to prepay the loans in whole if the parties do not reach an agreement to continue the loan.

As of June 30, 2026, we were in compliance with all financial covenants under the Revolver.

Intercreditor Agreement

On December 18, 2025, HMH B.V., the facility agent under the Revolver, the trustee under the Senior Secured Bonds, in its capacities as bond trustee and security agent, and certain other parties entered into an intercreditor agreement (the “Intercreditor Agreement”) governing (i) the relative priorities of their respective security interests in the assets securing the Revolver, the Senior Secured Bonds and certain future secured indebtedness and (ii) certain other matters relating to the administration of their respective security interests, including the occurrence of an insolvency event. Pursuant to the Intercreditor Agreement, the liabilities under, and the security and guarantees provided in respect of, the Revolver, the Senior Secured Bonds and any hedging agreements shall rank pari passu in payments and security, subject to the super senior status of the liabilities under the Revolver and any hedging liabilities with respect to the application of proceeds received or recovered by the security agent.

Senior Secured Bonds

On or around December 17, 2025, HMH B.V. issued $200.0 million aggregate principal amount of its senior secured bonds (the “Senior Secured Bonds”), which mature on December 17, 2028. On December 23, 2025, the outstanding $200.0 million aggregate principal amount of our senior secured bonds due 2026 was refinanced using the proceeds of the Senior Secured Bonds at a price equal to 103.292% of nominal value (plus accrued and unpaid interest to the date of redemption). In connection with the refinancing, the senior secured bonds due 2026 were also delisted from the Oslo Stock Exchange. Interest on the Senior Secured Bonds accrued at a fixed rate of 7.875% per annum as of June 30, 2026. The Senior Secured Bonds are secured by liens on substantially all of HMH B.V.’s assets, including the equity of its material subsidiaries, and guarantees, either directly or indirectly, from its material subsidiaries. The security of the Senior Secured Bonds is subject to the Intercreditor Agreement with the facility agent under the Revolver. The agreement governing the Senior Secured Bonds includes customary representations and warranties, affirmative covenants and certain restrictive covenants that may limit our ability to, among other things, incur additional indebtedness, guarantee obligations, incur liens, make investments, loans or capital expenditures, sell or dispose of assets, enter into mergers or consolidations, enter into transactions with affiliates or make or declare dividends. The Senior Secured Bonds also require HMH B.V. to maintain at all times a minimum liquidity of not less than $30.0 million, a gearing ratio of Consolidated Net Total Borrowings to Consolidated Total Equity (each as defined in the agreement governing the Senior Secured Bonds) not to exceed 1.00 to 1.00 and an interest cover ratio of Adjusted EBITDA to Net Interest Expenses (each as defined in the agreement governing the Senior Secured Bonds) of not less than 2.50 to 1.00. Subject to compliance with certain conditions, HMH B.V. is permitted to issue additional bonds under the agreement governing the Senior Secured Bonds in an aggregate principal amount up to $125.0 million, and HMH B.V. is also permitted to enter into certain bridge financing facilities. The Senior Secured Bonds were listed on the Euronext ABM in the second quarter of 2026. The agreement governing the Senior Secured Bonds contains customary events of default. If an event of default exists under the Senior Secured Bonds, the lenders will be able to accelerate the maturity of the Senior Secured Bonds and exercise other rights and remedies. If an event of default exists under the Revolver, a cross-default will be triggered under the Senior Secured Bonds, and the bondholders thereunder will be able to accelerate the maturity of the Senior Secured Bonds and exercise other rights and remedies.

The Senior Secured Bonds are redeemable, at our option, (i) prior to June 17, 2027, at a price equal to the make-whole amount and (ii) beginning on June 17, 2027, at a premium of 103.938%. The redemption premium then declines in steps until June 17, 2028, at which time we may redeem the bonds at a premium of 100.500%. The redemption premium then falls away at the maturity date, at which time we may redeem the bonds at par value.

Following a Change of Control or a Share De-Listing Event (each as defined in the agreement governing the Senior Secured Bonds), HMH B.V. can be required to prepay the Senior Secured Bonds at 101% of the nominal amount of the bonds being repaid.

Following a material asset sale, HMH B.V. can be required to prepay the Senior Secured Bonds at 100% of the nominal amount of the bonds being repaid, up to 50% of the gross proceeds of the material asset sale.

Following a Real Property Sale (as defined in the agreement governing the Senior Secured Bonds), HMH B.V. is required to (i) deposit the net cash proceeds received from a Real Property Sale in a separate account held by HMH B.V. or any guarantor under the agreement governing the Senior Secured Bonds and (ii) reinvest such net cash proceeds within a 12-month period in an acquisition of another company or business. If HMH B.V. fails to reinvest such net cash proceeds within 12 months, it will be required to apply 50% of the net cash proceeds toward the redemption of the Senior Secured Bonds; provided that up to $5.0 million of any remaining net cash proceeds received from a Real Property Sale may be released to HMH B.V. to be used for general corporate purposes.

As of June 30, 2026, we were in compliance with all financial covenants under the Senior Secured Bonds.

Shareholder Loans

On October 1, 2021, HMH B.V. entered into a loan agreement with related parties, Baker Hughes Holdings LLC and Akastor AS (as amended, the “Shareholder Loan Agreement”), to finance its operating and finance activities. Baker Hughes Holdings LLC provided an $80.0 million term loan under the Shareholder Loan Agreement (the “Baker Hughes Shareholder Loan”), and Akastor AS provided a $20.0 million term loan under the Shareholder Loan Agreement (the “Akastor Shareholder Loan” and, together with the Baker Hughes Shareholder Loan, the “Shareholder Loans”). The Shareholder Loans matured on the earliest to occur of December 18, 2028 or a liquidation event (as defined in the Shareholder Loan Agreement) such as the consummation of the IPO. As of December 31, 2025, the total amount of principal and accrued and unpaid interest outstanding under the Shareholder Loans was $143.7 million, which included $112.4 million outstanding under the Baker Hughes Shareholder Loan and $31.3 million outstanding under the Akastor Shareholder Loan. In connection with the closing of the IPO in April 2026, the Company repaid the Shareholder Loans in full from the net proceeds received from the IPO.

Credit Line in China

On August 22, 2023, HMH B.V. entered into a credit line agreement (the “2023 Credit Line in China”) with Bank of China Shanghai Pudong branch (the “Credit Line in China Lender”) pursuant to which the Credit Line in China Lender provided a credit line in an aggregate principal amount of up to Chinese renminbi (RMB) 10.0 million (or approximately USD $1.5 million based on the exchange rate as of June 30, 2026). The 2023 Credit Line in China expired by its terms on July 26, 2024. The borrowing length for each withdrawal was one year. As of September 22, 2024, all borrowings under the 2023 Credit Line in China had matured and been repaid by HMH B.V.

On March 27, 2025, HMH B.V. extended its credit line agreement (the “Credit Line in China”) with the Credit Line in China Lender pursuant to which the Credit Line in China Lender provided a credit line in an aggregate principal amount of up to Chinese renminbi (RMB) 10.0 million (or approximately USD $1.5 million based on the exchange rate as of June 30, 2026). The extension period was valid through March 26, 2026, with HMH B.V. retaining a one-year period from each respective withdrawal date to remit payment.

Borrowings under the Credit Line in China bear interest at the compounded reference rate, which was the applicable China Loan Prime Rate minus margin 0.4% as of June 30, 2026. Interest is paid quarterly in the last month of each quarter. There is no quarterly commitment fee or guarantee requirement based on the Company’s financial status. The borrowing length for each withdrawal was one year. The Credit Line in China was available to use for HMH B.V.’s daily operations and could not be used to purchase real estate, re-lend to other companies or make investments. As of June 30, 2026 and December 31, 2025, the aggregate principal amount outstanding under the Credit Line in China was $1.5 million and $0.7 million, respectively. The Credit Line in China expired by its terms on March 26, 2026.

Tax Receivable Agreement

With respect to obligations we incur under the Tax Receivable Agreement (except in cases where we elect to terminate the Tax Receivable Agreement early or the Tax Receivable Agreement is terminated early due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control), payments are generally due within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, and interest on such payments accrues from the due date (without extensions) of such tax return. In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement. We account for any amounts payable under the Tax Receivable Agreement in accordance with Accounting Standards Codification (“ASC”) Topic 450, Contingent Consideration. For further discussion regarding the potential acceleration of payments under the Tax Receivable Agreement and its potential impact, please read “Risk Factors—Risks related to this offering and our Class A common stock.” For additional information regarding the Tax Receivable Agreement, see “Certain relationships and related party transactions—Tax Receivable Agreement.”

Capital expenditures

In addition to our operating metrics and contractual obligations, we also focus on capital expenditures. Our two primary categories of capital expenditures are property and equipment and development costs. For the six months ended June 30, 2026, our capital expenditures related to property and equipment were $2.9 million, and our capital expenditures related to development costs were $5.9 million. For the years ended December 31, 2025 and 2024, our capital expenditures related to property and equipment were $12.5 million and $17.8 million, respectively. Our capital expenditures related to development costs were $6.8 million and $2.2 million for the years ended December 31, 2025 and 2024, respectively.

Implications of being an emerging growth company

We are an “emerging growth company,” as defined in the JOBS Act, and we may remain an emerging growth company for up to five years following the completion of the IPO. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with certain new or revised accounting standards. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations is derived from the review of our consolidated financial statements prepared in accordance with GAAP, which includes our interpretation of accounting guidance and application through accounting policies. The preparation of our financial statements requires the use of judgments and estimates. Our critical accounting estimates are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimates and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective or complex judgments and assessments and is fundamental to our results of operations.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting estimates used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our predecessor’s historical financial statements included elsewhere in this prospectus include the accounts of each wholly owned subsidiary of HMH B.V. All intercompany accounts and transactions have been eliminated in the financial statements.

Revenue recognition

Revenue from performance obligations satisfied over time, typically in project contracts and service contracts, is recognized according to progress. This requires estimates of the final total revenue, as well as measurement of progress achieved to date as a proportion of the total work to be performed. The estimated progress in long-term project and other manufacturing contracts is based on internal and external estimates of progress.

Revenue from project and other manufacturing contracts is recognized according to progress. The input method used to measure progress is determined by reference to the costs incurred to date relative to the total estimated contract cost. Because of the uniqueness of the project and the required engineering in the initial phases of construction contracts, we may defer recognition of revenue, in excess of costs, until the point that progress can be measured reliably, which is when a project is approximately 20% complete.

Variable consideration for liquidated damages is recognized as a reduction of the transaction price unless it is highly probable that it will not be incurred. Disputed amounts and claims are only recognized when negotiations have reached an advanced stage, customer acceptance is highly likely and the amounts can be measured reliably.

Income taxes

We operate through various subsidiaries in a number of countries throughout the world. Income taxes have been recorded based upon the income tax laws and rates of the countries in which we operate and earn income. Our annual income tax expense is based on taxable income, statutory income tax rates and tax planning opportunities available in the various jurisdictions in which we operate.

The financial statement effects of tax positions are recognized if the tax position is more likely than not to be realized. Recognized tax positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized. A valuation allowance is established for any portion of a deferred tax asset that management believes is not more likely than not to be realized. Valuation of deferred tax assets is dependent on management’s assessment of future recoverability of the deferred tax benefit. Expected recoverability may result from expected taxable income in the near future, planned transactions or planned tax optimizing measures. Economic conditions may change and lead to a different conclusion regarding recoverability, and such change may affect the results for each future reporting period.

Goodwill impairment

We perform impairment testing if any impairment indicators are identified. We first assess qualitative factors to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying value. If the qualitative assessment indicated that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required. The recoverable amounts of reporting units to which goodwill is allocated are determined based on fair value in use. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized up to a maximum amount of goodwill allocated to that reporting unit.

New accounting standards to be adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for the Company prospectively to all annual periods beginning after December 15, 2025. The Company is currently evaluating the impact of this standard on its disclosures.

In November 2024, the FASB issued ASU No. 2024-03, “Disaggregation of Income Statement Expenses (Subtopic 220-40)” (“ASU 2024-03”). ASU 2024-03 requires public entities to disaggregate, in a tabular presentation, certain income statement expenses into different categories, such as purchases of inventory, employee compensation, depreciation and intangible asset amortization. The guidance is effective for fiscal years beginning after December 15, 2026, with early adoption permitted, and may be applied retrospectively. The Company is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software” (“ASU 2025-06”). Under the new guidance, internal-use software costs are capitalized when management has authorized and committed to funding the project, and it is probable that the software will be completed and used for its intended function. ASU 2025-06 is effective for the Company for annual reporting periods beginning after December 15, 2027 and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-06 on its consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-09, “Hedge Accounting Improvements” (“ASU 2025-09”). The new guidance provides targeted improvements to the hedge accounting guidance to primarily address cash flow hedging, but also impact certain fair value and net investment hedges, including (i) permitting designation of variable price components of forecasted purchases or sales of nonfinancial assets when clearly and closely related to the underlying asset, (ii) allowing groups of forecasted transactions with similar risk exposures (including those based on different interest rate indexes) to be hedged together, and (iii) introducing a model for cash flow hedges of forecasted interest payments on “choose-your-rate” debt instruments that permits a borrower to change the designated interest rate index and/or tenor without automatically discontinuing hedge accounting. ASU 2025-09 is effective for the Company for annual reporting periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-09 on its consolidated financial statements and related disclosures.

Internal controls and procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. We are required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which requires our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. However, we are not required to make our first assessment of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until our second annual report on Form 10-K.

Furthermore, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal control over financial reporting and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “—Implications of being an emerging growth company.”

In the fourth quarter of 2023, we commenced the implementation of an internal controls system that is intended to comply with the rules and requirements of the Sarbanes-Oxley Act. In connection with the preparation of HMH B.V.’s financial statements for the years ended December 31, 2022 and 2023, due in part to inadequate time to fully monitor and test such internal controls system implemented in the fourth quarter of

2023, we identified certain deficiencies in the design and operation of internal control over financial reporting that constituted material weaknesses. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis. The material weaknesses specifically resulted from the (i) insufficient number of qualified personnel with appropriate GAAP and SEC financial reporting and internal controls expertise; (ii) insufficient risk assessment relating to the financial reporting process; (iii) insufficient design, implementation and operating effectiveness of IT general controls and business process controls; and (iv) insufficient segregation of duties.

Because of the significant remediation efforts we undertook in 2024, we were able to remediate all the deficiencies noted above. These efforts included: (i) hiring five additional qualified personnel with appropriate knowledge of GAAP and SEC financial reporting requirements, IT general controls and business process internal controls; (ii) additional in-house training of personnel involved in the performance of internal controls and, if and to the extent that we deemed necessary, third-party training of personnel; (iii) utilizing third-party consultants to further enhance control procedures and supplement internal resources; (iv) establishing effective monitoring and oversight of controls in line with the internal controls system that we commenced implementing in the fourth quarter of 2023; and (v) enhancing our risk assessment procedures as well as design and implementation of general IT controls and process level controls through process walkthroughs and enhanced monitoring procedures.

As part of the increased internal control monitoring and oversight noted above, in 2025, we identified a new material weakness related to our operational finance activities leading to ineffective operating effectiveness of process level controls, including controls over revenue cutoff, in subsidiaries in certain regions. This material weakness was a result of insufficient capacity within the operational finance organization within those subsidiaries. This material weakness was remediated as of December 31, 2025 through the addition of qualified personnel with relevant revenue accounting and controls experience to oversee these functions within such regions.

Inflation

During the past few years, we experienced significant inflation in costs related to our products and services as a result of global inflationary trends. Inflationary pressures experienced in recent years resulted in, and may in the future result in, additional increases to the costs of goods, services, labor and personnel, which in turn could cause our capital expenditures and operating costs to rise, as well as a scarcity of certain products and raw materials, including steel. Like others in our industry, in the past few years, we faced, and may in the future face, considerable inflation in the cost of raw materials and personnel. To date, these costs have largely been passed on to customers and we do not believe that the effects of inflation have had a material effect on our business, financial condition or results of operations. However, if our costs become subject to significant inflationary pressures, we may not be able to offset such increased costs through price increases. Our inability or failure to offset any such cost increases in the future could have a material adverse effect on our business, financial condition and results of operations.

Sustained levels of high inflation caused the U.S. Federal Reserve to raise its target range for the federal funds rate multiple times in 2022 and 2023, but the U.S. Federal Reserve cut rates multiple times between September of 2024 and December of 2025. Due to continued levels of high inflation, in September of 2026, the U.S. Federal Reserve increased rates by 25 basis points, resulting in a total aggregate increase of 375 basis points. The U.S. Federal Reserve’s target rate is currently between 3.75% and 4.00%. Future rate hikes from the U.S. Federal Reserve (or its equivalent in other nations) or other efforts to curb inflationary pressure on the costs of goods and services could have the effect of raising the cost of capital and depressing economic growth.

Off-balance sheet arrangements

Currently, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Quantitative and qualitative disclosures about market risk

Commodity price risk

The market for our products and services is indirectly exposed to fluctuations in the prices of oil and natural gas to the extent such fluctuations impact drilling and completion activity levels and thus impact the activity levels of our customers in the E&P industry. We do not believe that we are particularly exposed to short-term fluctuations. We do not currently intend to hedge our indirect exposure to commodity price risk.

Foreign currency exchange rate risk

A portion of our revenues is derived internationally and, accordingly, our competitiveness and financial results may be impacted by foreign currency fluctuations where revenues and costs are denominated in local currencies rather than U.S. dollars. For the six months ended June 30, 2026, 59.0% of our revenues were denominated in foreign currencies. For the years ended December 31, 2025 and 2024, 63.3% and 63.9%, respectively, of our revenues were denominated in foreign currencies. We hedge currency risk in relevant projects using forward contracts.

We use a sensitivity analysis model to measure the potential impact on our revenues. A 10% strengthening or weakening of foreign currency exchange rates against the U.S. dollar during 2024, 2025 and the six months ended June 30, 2026 would have resulted in an increase or decrease in revenues of approximately $53.9 million, $52.0 million and $20.0 million, respectively. There can be no assurance that the exchange rate change projected above will materialize as fluctuations in exchange rates are beyond our control.

Interest rate risk

We are primarily exposed to interest rate risk through the Revolver. As of both June 30, 2026 and December 31, 2025, we had no aggregate principal amount outstanding under the Revolver, which bore interest at the compounded SOFR plus an applicable margin. As of December 31, 2024, we had $14.4 million of aggregate principal amount outstanding under the Prior Revolver, which bore interest at the compounded SOFR plus an applicable margin. We do not currently intend to hedge our exposure to interest rate risk. The impact of a 1% increase or decrease in interest rates on our outstanding debt as of June 30, 2026, December 31, 2025 and December 31, 2024 would result in an annual increase or decrease in interest expense of approximately zero, zero and $0.1 million, respectively.

As of both June 30, 2026 and December 31, 2025, we had $200.0 million aggregate fixed rate principal amount outstanding under the Senior Secured Bonds, and as of December 31, 2024, we had $200.0 million aggregate fixed rate principal amount outstanding under our senior secured bonds due 2026. Any changes in interest rates do not impact our future cash outflows associated with these fixed-rate interest payments or settlement of debt principal, unless a debt instrument is repurchased prior to maturity.

Credit risk

Our customers are predominantly drilling contractors and drilling rig manufacturers, drilling rig owners and drilling rig operators in all segments, such as offshore and onshore oil and gas companies and production shipyards. Changes in economic, regulatory or other conditions may increase our overall credit risk from counterparties. We manage credit risk by analyzing the counterparties’ financial condition prior to accepting new customers and prior to adjusting existing credit limits.

Business

Company overview

We are a leading provider of highly engineered, mission-critical equipment solutions, providing customers with a comprehensive portfolio of drilling equipment, services and systems utilized in oil and gas drilling operations, both offshore and onshore. Our global reach, technical expertise and innovative product offerings, coupled with our integrated operations from manufacturing to aftermarket services, allow us to provide customers with first class technology, engineering and project management services through the entire asset lifecycle of the equipment we provide. In addition, we are growing our portfolio of products and services to adjacent industries, such as mining. The complexity and criticality of our installed equipment drive customers to choose us for their aftermarket support, particularly in the offshore environment, which is subject to extensive regulation.

Our comprehensive portfolio of offerings, supported by integrated delivery capabilities and broad range of applications, enables us to address a full range of customer priorities. Our offerings are broadly categorized as:

•

Sales of projects and products. This includes (i) comprehensive drilling equipment packages containing a full suite of components needed for a newbuild or reactivated drilling rig and (ii) individual or grouped components of drilling and pressure control equipment that facilitate customers maintaining and upgrading their existing fleet. During the six months ended June 30, 2026 and the year ended December 31, 2025, we derived 15.6% and 26.0%, respectively, of our revenue from sales of projects and products.

•

Aftermarket services. This includes services on installed equipment and integrated digital solutions. Our aftermarket services facilitate customers maintaining and improving the lifespan, safety and efficiency of their existing drilling rig fleets. During the six months ended June 30, 2026 and the year ended December 31, 2025, we derived 47.1% and 46.7%, respectively, of our revenue from aftermarket services.

•

Sales of spare parts. This includes replacement parts for installed equipment used in oil and gas drilling operations. During the six months ended June 30, 2026 and the year ended December 31, 2025, we derived 37.3% and 27.3%, respectively, of our revenue from sales of spare parts.

[1]	NCS = Norwegian Continental Shelf

Approximately 75% of our installed base of equipment serves the offshore drilling market, which is more highly regulated, more demanding and more technologically sophisticated than is typically encountered in the onshore market. As a result, offshore operators require highly engineered equipment and technical support services to keep their operations running safely, efficiently and productively. We believe that we are well-positioned to continue supporting and building our presence in the offshore drilling market as a result of our full, integrated suite of mission-critical drilling solutions, highly technical expertise, aftermarket services offerings and long experience providing and maintaining equipment in this industry.

We are a global company, with locations in 15 countries and sales in over 80 countries in 2025. We are headquartered in Houston, Texas, USA, with two major operational centers located close to key offshore areas in Houston, Texas, USA, and Kristiansand, Norway. In addition to our sales offices and direct sales efforts, we incorporate distributors and manufacturing sales representatives into our sales and marketing channels in certain limited locations to market our various offerings.

We sell equipment and services to three core customer categories across the markets that we serve: (i) drilling contractors; (ii) operators, including both oil and gas E&P companies and mining companies onshore and offshore; and (iii) manufacturers, consisting of shipyards and manufacturers of capital equipment. In addition to providing a range of equipment, spare parts, recurring aftermarket services and digital solutions to the onshore and offshore oil and gas drilling industry, we provide equipment and services to the onshore and subsea mining industry. Over our 125-year history, we believe we have developed trusted relationships with our customers and a strong reputation across industries with recognizable brand names, such as Hydril, VetcoGray, Wirth and Maritime Hydraulics.

HSSE is a key component of our organizational culture, and we strive to cultivate an HSSE-focused mindset among our employees and in connection with our activities. Our employees are expected to advance our corporate HSSE values and principles, including caring for the environment and prioritizing the safety and well-being of our employees and other stakeholders.

We have an asset-light business model through the leveraging of our existing operating footprint and OEM and CEM business model and are well positioned to grow and scale our business with low incremental investment and capital expenditures. For the years ended December 31, 2024 and 2025 and the six months ended June 30, 2026, our capital expenditures, including development costs, represented only 2.4%, 2.4% and 2.6%, respectively, of revenue.

HMH B.V. was formed on October 1, 2021, through the combination of Baker Hughes’s Subsea Drilling Systems pressure control business and Akastor’s MHWirth drilling equipment business. After giving effect to the IPO, the

Corporate Reorganization and related transactions, Baker Hughes and Akastor each owned 15,945,826 shares of our Class B common stock, collectively owning all of the shares of our Class B common stock, representing approximately 72% of the total voting power of our capital stock, and each owned 15,945,826 B.V. Non-Voting Class A Shares and 15,945,826 B.V. Non-Voting Class B Shares, collectively owning all of the B.V. Non-Voting Shares, representing approximately a 72% equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V. Baker Hughes is an energy technology company with a diversified portfolio of technologies and services that span the energy and industrial value chain. Akastor is a Norway-based oil services investment company with a portfolio of industrial and financial holdings.

Together with our traditional business lines, we are embracing new opportunities in adjacent industries, including subsea mining. We approach all industries with a commitment to quality, safety and value. In even the most demanding environments, we strive to deliver value-adding products and services.

Our history and brands

Although the HMH trade name was created in connection with the formation of HMH B.V. in 2021, many of our product lines have been associated with the manufacture of highly engineered, mission-critical equipment for the oil and gas drilling industry for decades, and in the case of Wirth, for more than 125 years. Building on our legacy of historical brands, and with an eye towards innovation, we have created a comprehensive portfolio of products, systems and services for offshore and onshore drilling, subsea and onshore mining and certain large and complex construction applications. We continue to build on our legacy of historical brands such as Maritime Hydraulics, Wirth and Hydril, among others, giving us a unique opportunity to innovate in different segments and expand on our existing portfolio.

Many of our product lines have been in existence for decades, providing us opportunities to pursue improvements and innovations as our customers grow and undertake new challenges. Wirth developed its first mud pump in 1905, and since then has continuously worked to improve the portfolio of mud pump designs. Wirth was also one of the pioneers of pile top drill rigs and reverse circulation drilling. Hydril Company, a name derived from the term “Hydraulic Drilling Equipment,” was formed in 1933. During that decade, it produced the first hydraulically operated BOP. We reached another milestone when we began delivering drawworks and pyramid masts and substructures for onshore rigs in 1950.

Maritime Hydraulics, which was established in 1968, launched the drilling industry in Kristiansand, Norway in support of Norway’s development of offshore oil production in the early 1970s. In the 1980s, Maritime Hydraulics built its first top drives, of which we have delivered nearly 400 units. In addition to our drawworks portfolio, we launched the award-winning RamRig™ in 1996, a highly efficient compensating system for semisubmersible and drillship operations.

The long history of our brands and high customer recognition enables us to pursue R&D efforts to innovate existing product and service offerings for our customers, such as the fully electric BOP in development that we believe is the first of its kind and will pave the way for safer, more efficient and environmentally sustainable drilling operations. As compared to traditional hydraulic systems, a fully electric BOP minimizes downtime and reduces maintenance costs by providing active monitoring, real-time data and remote-control capabilities. We are also developing several other cutting-edge technologies and solutions, such as a newly designed rotating control device for managed pressure drilling and enhanced pressure assisted shearing for BOPs.

Our global footprint and large installed base

We have a large, scalable and geographically diverse footprint with crucial customer proximity. Across our presence in 15 countries, we operate over 30 physical locations and delivered sales in over 80 countries in 2025.

There are over 1,100 installations with our equipment globally. Our equipment offerings can be utilized in both offshore and onshore drilling markets, and we maintain locations near strategically important offshore drilling regions, including the Gulf, the North Sea, Asia, South America, West Africa and the Middle East.

Approximately 75% of our installed base serves the offshore market, and we have delivered mission-critical rig equipment packages (defined as two or more integrated systems), either pressure control systems, topside equipment or a full suite of products, to more than 140 offshore drilling rigs and platforms. Approximately 78% of the marketed mobile offshore drilling units with our systems are younger than 16 years old. Offshore rigs with our equipment packages that are currently part of the global rig fleet operate primarily in international markets, including 21 floaters in the North Sea and Europe, 14 in Latin America, 14 in Asia, 10 in North America and seven in Africa and the Middle East. Jack-ups and platform rigs with our packages also operate primarily in international markets, including 28 in the North Sea and Europe, eight in Asia, seven in North America and three in Africa and the Middle East. In addition, we also have six tender rigs in Asia.

Our operations are heavily focused on aftermarket services and sales of spare parts, which accounted for 47.1% and 37.3%, respectively, of our revenue during the six months ended June 30, 2026 and 46.7% and 27.3%, respectively, of our revenue during the year ended December 31, 2025. A substantial majority of our revenues from aftermarket services and sales of spare parts are derived from the offshore oil and gas industry. Our ability to generate resilient and recurring revenues from aftermarket services and sales of spare parts is a direct result of our current and growing base of equipment installations globally. Increased drilling activity and wear-and-tear across our large installed base will continue to drive increased revenue from aftermarket services and sales of spare parts.

To effectively service our customers, we utilize our international presence, our global supply chain capabilities and a network supported by a broad and diverse supplier base that works seamlessly with our technical teams. Our global supply chain initiates and drives innovation and cost reductions by establishing long-term partnerships with qualified suppliers and optimizing inventory.

Our products

We provide a broad suite of mission-critical, highly engineered equipment to the global oil and gas drilling and mining industries. Our equipment generally falls under two broad categories: (i) pressure control systems, including BOPs, and (ii) topside equipment, which is comprised of hoisting and rotating systems and drilling (mud) circulating systems. We have also developed a comprehensive suite of digital solutions that are integrated with, and augment the functionality of, many of the products we provide, as described under “—Digital innovation.”

Pressure control systems

Our pressure control systems are critical pieces of safety equipment that are integral for the safe operation of oil and gas drilling rigs. We provide the following primary pieces of equipment under our pressure control systems:

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Blowout Preventers (BOPs): The BOP is a series of valves designed to either shear the drillstring or close around the drillstring (via pipe rams in a ram BOP or by an annular BOP) to stop the uncontrolled flow of hydrocarbons from the wellbore. BOPs can either be placed on the seabed (a subsea BOP) or at surface as is commonly done in offshore jack-ups and onshore rigs.

•

BOP Control Systems: Given the criticality of the BOP, the control systems monitor, activate and test the BOPs. In the event of an issue, the control system will activate the BOP by either: (i) a signal sent by an operator, (ii) a loss of signal from surface or (iii) manual activation by a remotely operated vehicle.

•

Drilling Risers: The subsea riser is a buoyant pipe that the drillstring runs through and provides a conduit between the rig and the BOP or wellhead to transport drilling mud, as well as providing additional pipes that function as hydraulic fluid supply and choke and kill fluid lines.

•

Wellhead Connectors: Our H-4 type wellhead connectors are the industry leader in performance ratings and installed base. These devices connect a subsea BOP stack to the wellhead and are used on other OEMs’ BOP stacks.

Topside equipment

Our highly engineered topside equipment, which consists of hoisting and rotating systems and drilling (mud) circulating systems, is critical to a rig’s ability to lift, manage and rotate the drillstring and circulate drilling fluids through the wellbore.

Hoisting and rotating systems

We provide the following primary pieces of equipment under our hoisting and rotating systems:

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Top Drive: The top drive sits within the upper portion of the derrick and applies rotation / torque to the drillstring during drilling operations. We have a long-standing history of providing high-spec, highly reliable top drives that are used by many of the largest global drilling contractors.

•

Iron Roughneck and Pipe Handling: The iron roughneck is used to make and later break connections in the drillstring, removing personnel from a very dangerous step in the process. The increased drilling cadence in both onshore and offshore makes the iron roughneck a key service item.

•	Derrick and Drawworks: The derrick and drawworks are the weight bearing components of the rig that provide the lifting capacity to the rig.

Drilling (mud) circulating systems

We provide the following primary pieces of equipment under our drilling (mud) circulating systems:

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Mud Pumps: The mud pump is utilized to circulate drilling fluid (mud), which is critical as the fluid provides the primary pressure control, hole cleaning and friction reduction during drilling. As wellbores are increasingly complex and longer, operators require higher horsepower mud pumps to circulate fluid.

•	Slurry Pumps: Slurry pumps are our mud pumps that have been redesigned to be utilized in the transport of slurry in mining applications.

•

Mud Mixing and Control Systems: The drilling fluid needs to be carefully mixed and monitored to achieve required properties for the specific operation, such as weighting to avoid either the loss of well control (underweight) or loss of fluid (overweight).

Our services

Our aftermarket services generally fall under two broad categories:

•	Transactional Services: Transactional services are services on installed equipment, such as the overhaul and repair of installed equipment, recertifications and field labor.

•	Integrated Solutions: We combine various tools, software and services to provide comprehensive digital solutions designed to drive productivity, safety and efficiency in our customers’ operations.

As depicted in the graphic below, our growing portfolio of integrated solutions is designed to deliver clear value to our customers by increasing operational efficiency and reducing costs.

Digital innovation

We have invested in developing digital solutions to support the safe and efficient operations of our equipment and are a leading provider of next-generation monitoring and control systems driving the future of drilling. Our digital solutions include products and services that enable operational optimization such as remote drilling automation and condition-based monitoring. Our real-time monitoring and analytics capabilities provide operational and service insights that can save our customers time and money. These offerings are an important part of our business as they provide recurring and stable revenue and upgrade opportunities to older equipment as our customers continue to invest in their own digitalization initiatives. In addition, the horizontal nature of this technology provides us with the opportunity to establish a presence in new adjacent end markets.

In alignment with our customers, we have taken the approach of building our digital solutions in a cloud-first, modern and open architecture. This provides our customers the ability to integrate our digital solutions into their existing workflow and monitoring systems and allows for the optimization of the entire well life cycle at lower costs. The differentiated nature of our digital solutions and value proposition for our customers provides a strong recurring base of revenue to our core business.

For example, we provided a next-generation rig equipment package to a customer as depicted below, which we believe has the potential to significantly reduce the number of personnel required to operate the rig relative to existing equipment.

Spare parts

We provide a broad range of replacement and spare parts for installed equipment used in both onshore and offshore oil and gas drilling operations. Our spare parts replace existing installed components on rigs that have weathered the wear-and-tear involved with repetitive use throughout the lifecycle of a rig, especially in harsh offshore environments, and keep rigs functioning safely and efficiently. Additionally, our spare parts sales help customers bring back into service rigs that have been warm stacked or cold stacked. Our spare parts are compatible with our current and growing base of equipment installations globally, and such spare parts are also compatible with, and can serve as replacements for, equipment from most other major OEMs.

Our business model

We offer drilling solutions through sales of projects and products, aftermarket services on our installed base of equipment and sales of spare parts. During the six months ended June 30, 2026, we derived $53.4 million in revenue, or 15.6% of our revenue, from sales of projects and products, $161.1 million in revenue, or 47.1% of our revenue, from aftermarket services and $127.7 million in revenue, or 37.3% of our revenue, from sales of spare parts. During the year ended December 31, 2025, we derived $214.0 million in revenue, or 26.0% of our revenue, from sales of projects and products, $383.4 million in revenue, or 46.7% of our revenue, from aftermarket services and $224.4 million in revenue, or 27.3% of our revenue, from sales of spare parts.

Sales of projects and products

We define a project as the sale of two or more integrated systems that are designed to work together on a single drilling rig. Project sale revenue is derived primarily from new construction, reactivation or, less commonly, a significant capital upgrade to an existing drilling rig. Project sales are largely tied to the offshore rig newbuild cycle, particularly to the construction of floaters and jack-ups. Such projects entail substantial commissioning, manufacturing and installation, and thus shipyards or other customers seeking to outfit a newbuild or significantly upgrade an existing drilling rig prefer OEMs with differentiating expertise and reliability such as us. Production, delivery and installation on a project can span from 1.5 to 3.5 years. For a newbuild rig, we can provide an entire package of drilling equipment, which, based on the previous build cycle that ended in 2015, represents a revenue opportunity of approximately $45 million in sales for a jack-up rig, approximately $200 million to $300 million in sales for a floater and approximately $15 million to $25 million in sales for a land rig.

In addition to project sales, we sell new pieces of equipment and components to our offshore customers. As the offshore drilling market has largely avoided ordering newbuild rigs over the past seven to ten years, demand for our products has stemmed largely from wear-and-tear on the installed base as components age and operating requirements increase. Product sale revenue is derived from customers seeking to upgrade the capabilities of existing drilling rigs or replace existing equipment that is in need of major refurbishment or no longer operational, including equipment and components needed in connection with bringing warm stacked or cold stacked rigs back into service. Our project and product dynamics are similar across the onshore drilling market; however, in the current environment, onshore customers are more likely to embark on newbuild rig programs than in the offshore drilling market, especially in the Middle East.

We are one of the few global OEMs and CEMs capable of delivering a comprehensive drilling equipment package that meets the stringent requirements demanded by major international oil and gas E&P companies and national oil companies to operate in harsh, offshore environments and environmentally sensitive areas. As of September 21, 2026, we and our predecessor companies have delivered integrated systems to over 140 offshore rigs since 1983, have supplied components to over 800 offshore installations since 1975 and have supplied components to over 300 onshore rigs since 2012.

Our comprehensive product offerings, manufacturing expertise and leading-edge technology allow us to provide all the critical components needed for a modern drilling rig capable of operating in challenging conditions and environmentally sensitive areas for customers who are acutely focused on safe and responsible drilling operations. These include integrated topside drilling packages for jack-ups, floaters and platforms; integrated pressure control systems deployed onshore and offshore, both at surface and subsea; and equipment certified for operation on the Norwegian Continental Shelf.

Aftermarket services

We have over 1,100 equipment installations globally. Demand for aftermarket services on existing rigs is largely driven by the installed base of our equipment already in operation, the intensity at which that equipment is being run and the age of the equipment. In the case of subsea BOPs and drilling risers, regulators in the United States and Europe mandate regular inspections and certification of the equipment, which are performed by the OEM.

In the offshore market, we are the provider of choice to inspect, maintain, recertify and repair, either by mandate or industry best practices, the equipment that we have delivered. Given the complexities of offshore equipment, even in situations where the OEM is not mandated to perform the service, it is uncommon for a customer to engage a third party to perform the work. We leverage our global operating footprint and supply chain to deliver this service to our customers in a timely and cost-effective manner. For example, on average, we provide recurring aftermarket services on our installed BOPs for over 25 years, which includes recertification every five years, regular monitoring and maintenance on an as-needed basis.

The equipment with the highest aftermarket service revenue potential is the BOP, followed by mud pumps, iron roughnecks and associated pipe handling equipment, subsea risers and top drives. As is typical in the industry, once we install equipment we tend to generate nearly all of the service revenue associated with the equipment. Following an initial construction phase, a typical rig, depending on type, will operate for around 20 to 30 years and will be subject to routine regulatory inspections and maintenance, periodic recertifications of pressure control equipment and potentially overhaul. The average number of years of production remaining on fixed platforms in service today is more than 20 years.

Sales of spare parts

We provide a broad range of replacement and spare parts for installed equipment used in both onshore and offshore oil and gas drilling operations. Our spare parts replace existing installed components on rigs that have weathered the wear-and-tear involved with repetitive use throughout the lifecycle of a rig, especially in harsh offshore environments, and keep rigs functioning safely and efficiently. Additionally, our spare parts sales help customers bring back into service rigs that have been warm stacked or cold stacked. Our spare parts are compatible with our current and growing base of equipment installations globally, and such spare parts are also compatible with, and can serve as replacements for, equipment from most other major OEMs.

Source: Company management

We are able to partner with customers to deliver equipment sales, spare parts sales and aftermarket services through the entire operating life of a rig to provide the performance, efficiency and safety they have come to expect. Such partnership is exemplified by our CSAs with customers, which are long-term agreements under which we provide a tailored, unique solution to our customers’ aftermarket service needs for between five and ten years after initial installation. We provide our customers with transparent pricing and payment structures that are predictable. We leverage our experience and expertise to take advantage of predictive analytics and continuous certification to improve equipment availability and reduce operational costs for our customers while also limiting the impact of any potential supply chain slowdowns on our customers’ equipment. With our CSA offerings, for example, we have partnered with our customers to enhance BOP system availability by transferring the responsibility for BOP performance, including the management and servicing of equipment, to us. In addition to mitigating risks associated with downtime and repair costs, our customizable structures can be fine-tuned to address long-term ownership costs.

We expect to see the cadence of aftermarket and spare parts demand from onshore rigs continue to increase in the near to medium term due to the increased pace of drilling in both the conventional and unconventional onshore markets, coupled with the drilling of more complex wells and longer laterals in challenging subsurface environments, thus increasing the wear-and-tear on equipment.

Customers and end markets

We serve customers in multiple industries and strive to provide reliable and safe solutions that satisfy our customers’ needs. Our primary end market is the upstream oil and gas industry, both offshore and onshore. A growing share of our revenue base is attributable to our businesses that support industries sitting outside, or adjacent to, the oil and gas sector, and we see further opportunity to continue to expand our footprint in these adjacent end markets.

We sell equipment and services to three core customer categories across the markets that we serve: (i) drilling contractors; (ii) operators, including both oil and gas E&P companies and mining companies onshore and offshore; and (iii) manufacturers, consisting of shipyards and manufacturers of capital equipment. Our largest customer segment is drilling contractors, both offshore and onshore. We provide projects, products and services for drilling contractors in order to support essential drilling operations for E&P customers internationally. Our primary exposure to E&P operators is derived through the equipment supplied to platform rigs and, to a lesser degree, land-based equipment in international markets. In both cases, the rigs themselves are typically owned by the E&P operator, who may operate the rig themselves or contract out drilling operations to a drilling contractor. For mining operators, we sell products and services directly to mining companies, and we typically sell equipment directly to those engaged in hard rock mining operations, in particular. Finally, for newbuilds, we provide complete projects directly to a shipyard, but with the influence of the drilling contractor or E&P operator who is driving the order.

As the OEM and CEM of critical drilling equipment, our customers typically purchase equipment and services from us at regular intervals to support and service their existing assets. Our sales of equipment to new customers and for new drilling rigs also allow us to continually expand this installed base of equipment. In addition to our sales offices and direct sales efforts, we incorporate distributors and manufacturing sales representatives into our sales and marketing channels in certain limited locations to market our various offerings. Our top five customers accounted for approximately 37.7%,45.2% and 42.0% of our total consolidated revenues for the six months ended June 30, 2026 and the years ended December 31, 2025 and 2024, respectively. During the six months ended June 30, 2026, two customers accounted for approximately 12.1% and 11.0% of total revenue compared to two customers accounting for 14.2% and 10.3% during the six months ended June 30, 2025. During the year ended December 31, 2025, one customer accounted for 20.8% of our revenues for such year, and during the year ended December 31, 2024, one customer accounted for 18.2% of our revenues for such year. We expect to maintain our relationship with these customers.

We expect our customer mix to remain consistent with recent results as global drilling activity in the coming years, particularly offshore, is expected to continue to recover from cyclical trough levels seen from 2015 to 2021. We do not currently anticipate a meaningful increase in de novo newbuild offshore rig construction activity in the near term, except for specific contract tenders to support expanded rig demand in the Middle East and Southeast Asia.

Our industry is focused on operating in a safe, minimally impactful and efficient manner. Accordingly, our products are critical components and of strategic importance to our customers, and we are in constant and active dialogue with our customers to develop new solutions, identify improvements and optimize performance of existing equipment. These partnerships reinforce our credibility, lending assurance to reliability and performance within the industry, which in turn attracts new customers. Furthermore, our broad geographic exposure reflects that of our customers’ global presence, providing timely service across their global operations when necessary.

While we serve a variety of end markets, the majority of our equipment and services are deployed in oil and gas drilling operations, particularly offshore and international drilling operations. Beyond the core oil and gas end markets, we supply a large and growing installed base of mining customers, primarily serving hard rock mining globally. Our product offerings, such as our slurry pumps, may be retrofitted and designed to service the needs of both the conventional mining industry and also the subsea mining and research industries. We have seen increasing demand for our equipment from mining customers. Renewable energy technologies rely heavily on the expanded production of certain minerals, including lithium, cobalt and rare earth metals.

Our competitive strengths

We have a number of strengths that we believe will help us successfully execute our business strategies, including:

Global provider of innovative drilling equipment, digital solutions and services

We offer a broad portfolio of innovative drilling equipment, digital solutions and drilling rig lifecycle services designed to enhance the safety, efficiency and reliability of our customers’ operations. We deliver many of our products and services through highly recognized brands, including Hydril, VetcoGray, Wirth and Maritime Hydraulics, which have been trusted names in the energy industry for decades (in the case of Wirth, for more than 125 years). The Hydril brand, for example, produced the first hydraulically operated BOP in 1937, and Hydril continues to manufacture some of the most advanced annular BOPs for both onshore and offshore applications. The long history of our brands and high customer recognition enables us to pursue R&D efforts to continuously improve existing product and service offerings for our customers while also developing innovative new technologies, such as our commercial 20,000 psi BOP capability and a fully electric BOP. With development, manufacturing and service locations distributed throughout 15 countries, our global integrated operations facilitate the efficient delivery of our products to the operating sites of our customers and servicing of our installed base of equipment.

Large global installed base and integrated operations provide recurring and resilient aftermarket service and spare parts revenues

We have over 1,100 equipment installations globally, approximately 75% of which serves offshore oil and gas drilling operations. As an OEM and CEM of premier equipment and with our large and growing installed base of equipment, we are well positioned to capture recurring revenues arising from aftermarket services for such equipment. During 2024, 2025 and the six months ended June 30, 2026, aftermarket services comprised 43.4%, 46.7% and 47.1%, respectively, of total revenues and sales of spare parts comprised 29.4%, 27.3% and 37.3%, respectively, of total revenues. We anticipate aftermarket services and spare parts sales will continue to represent a substantial portion of our revenue as increased drilling activity is expected to result in our customers requiring additional aftermarket services and spare parts to sustain an increased cadence of activity globally. Following an initial construction phase, a typical rig, depending on type, will operate for around 20 to 30 years and will be subject to routine regulatory inspections and maintenance, periodic recertifications of pressure control equipment and potentially overhaul. The average years of production remaining on fixed platforms in service today is more than 20 years. We are able to partner with customers to deliver equipment sales, spare parts sales and aftermarket services through the entire operating life of a rig, including the overhaul and repair of installed equipment, recertifications and field labor. Further, we collaborate with our customers to implement our proprietary integrated digital solutions, including DrillPerform, RiCon, DrillCERT, SeaLytics and DEAL, which support safe and efficient operations through remote monitoring of machine health, predictive analytics and operational optimization features such as drilling automation. The integration of our digital solutions with our equipment provides further opportunities for recurring revenues from customers.

Trusted partner for mission-critical services and products such as BOPs and BOP control systems

We believe our equipment offerings are essential, mission-critical components of a drilling rig and help promote safe and effective well construction and drilling operations. For example, our pressure control systems, including our subsea BOPs, 20,000 psi BOPs and BOP control systems, assist our customers with maintaining safe drilling operations, especially in deepwater offshore, environmentally sensitive or high-pressure applications. Due to the highly regulated, technologically demanding and sophisticated nature of the offshore drilling market, we believe we are one of only a few providers of subsea BOPs accepted by the major drilling contractors and operators for use in key offshore geographies, such as the Gulf and the Norwegian sector of the North Sea. We believe customers prefer suppliers of BOPs and similar critical equipment and services with a demonstrated record of performance and safety, such as HMH. Through multi-year CSAs, we leverage our expertise and predictive analytics to design a unique blend of products and services for our customers aimed to increase equipment reliability, decrease downtime, reduce operational costs and ultimately lead to increased productivity and revenues for our customers. As a result of our extensive experience, track record of safety and reliability, comprehensive suite of offerings and global service network, we are a partner of choice for many of the largest independent E&P companies, national oil companies, drilling contractors, service providers and shipyards.

Exposure to strong expected growth in offshore and international onshore oil and gas drilling markets

With our large installed base and global presence, we are well positioned to capitalize on favorable dynamics in the oil and gas drilling industry, particularly in the offshore market where the substantial majority of our equipment is deployed today. As global capital expenditures for the oil and gas industry increase, the offshore rig market is also approaching activity levels not seen in nearly a decade. Such increase in oil and gas exploration and drilling activity is expected to result in increased demand for our equipment, aftermarket services and spare parts. Further, due to the longer cycle times associated with offshore oil and gas projects as compared to onshore activity, we are well poised to benefit from the duration and stability of offshore activity. We believe our recurring revenues from aftermarket services and spare parts will benefit from the expected increase in offshore activity.

Asset-light business model and scalable footprint provide earnings resilience

As a supplier of equipment, aftermarket services and spare parts with increased flowthrough of product manufacturing at our current facilities, we have an asset-light business model that is well positioned to capture incremental operating margin expansion as revenues grow. With our manufacturing and supply chain facilities strategically located near key offshore and onshore markets, we are well positioned to grow our business and capitalize on increased drilling activity with limited incremental investment in expanding operations and capital expenditures. For the years ended December 31, 2024 and 2025 and the six months ended June 30, 2026, our capital expenditures, including development costs, represented only 2.4%, 2.4% and 2.6%, respectively, of revenue.

Experienced management team that is well-positioned to grow the business through new product development, organic growth and acquisitions

Most members of our executive team have been active in the drilling segment for over 20 years and are well suited to identify trends and opportunities in the drilling industry. Our management team has a proven track record of profitably scaling revenue across a global portfolio through the cultivation of long-standing customer relationships, development and successful commercialization of new technologies and optimization of international manufacturing capabilities, supply chain networks and corporate processes, including the negotiation and execution of large contracts with shipyards and drilling contractors. In addition to organic growth, our management team has an extensive track record of identifying acquisition targets and executing transactions, having executed over 100 transactions throughout their combined careers. Many of these transactions involved complex structures including joint ventures, new efforts in foreign markets and corporate carve-outs. They also have a track record of successfully integrating acquired businesses, as demonstrated by the merger of Akastor’s MHWirth drilling equipment business and Baker Hughes’s Subsea Drilling Systems pressure control business that formed HMH.

Our strategy

We intend to achieve our primary business objectives by successfully executing on the following strategies through a combination of organic and inorganic growth investments:

Leverage global footprint and large installed base to capture growth in offshore drilling capital expenditures

Our integrated operations, including the provision of aftermarket services, enable us to understand the needs of our customers and anticipate areas for growth in our core market. We will seek to capture the expected increase in capital expenditures and drilling activity in the offshore oil and gas market through our global footprint of manufacturing and supply chain facilities near key markets and our large installed base.

As drilling rigs work and age, and as increasingly complex wells generate more wear-and-tear, we benefit from the resulting additional demand for our products, aftermarket services and spare parts. Historically, we have seen aftermarket-driven demand growth as offshore drilling activity increases, and we expect that pattern to continue. Additionally, as our customers bring offshore rigs that are warm stacked or cold stacked back into service, the revenue base for our aftermarket services and spare parts increases. This is in addition to our benefitting from the revenue opportunities from equipment upgrades associated with such reactivations.

Furthermore, opportunities for newbuild offshore rigs may arise as rig demand increases and the market tightens further. For a newbuild rig, we can provide an entire package of drilling equipment, which, based on the previous build cycle that ended in 2015, represents a revenue opportunity of approximately $45 million in sales for a jack-up rig, approximately $200 million to $300 million in sales for a floater and approximately $15 million to $25 million in sales for a land rig. Additionally, we expect such opportunities for newbuilds to increase our ongoing service revenue stream as new rigs are generally put directly into active service.

Continue to enhance customer offerings through both improvement of existing technologies, increased digitalization and expansion into additional offshore services

We believe that we have been, and will continue to be, at the forefront of technological and digital innovation in the drilling industry. We actively invest in R&D efforts and are developing several cutting-edge technologies and solutions, such as hybrid energy solution rigs, riserless drilling, a newly designed rotating control device for managed pressure drilling, enhanced pressure assisted shearing for BOPs and an electric BOP.

We also invest in developing digital solutions, such as DrillPerform, RiCon, DrillCERT, SeaLytics and DEAL, which use real-time data and analytics that allow us to better understand our customers’ needs. Our innovative equipment offerings and integrated digital solutions create value for our customers by increasing efficiency, decreasing downtime, reducing cost and enhancing safety. In recent years, we have developed integrated digital control solutions that enable remote drilling operations and increase automation in the drilling process. We will continue pursuing technological and digital advancements that we believe will lead to additional avenues for growth and enhance our position as the partner of choice for our customers.

We continue to explore opportunities to provide other services to our existing offshore drilling contractor customer base. For example, we provide inspection services on risers that were not originally provided or installed by us.

Leverage historical capability to capture growth and market share in onshore drilling capital expenditures

Our current suite of drilling products is well-suited for large, high-torque and high-horsepower onshore rigs. While our installed base of equipment on onshore rigs is relatively small compared to offshore rigs, we have extensive capabilities in this area and will focus on both organic and inorganic investments to increase our penetration of new equipment sales for land drilling. The onshore drilling market is relatively more fragmented with a more diverse customer base than the offshore drilling market and represents a largely untapped aftermarket opportunity for us. We have the ability to provide a broad suite of products (over 110,000 drawings of parts are available), spare parts and repair services that are compatible with equipment provided by most major manufacturers. Recent expansion in the Middle East further enhances this capability, and we are pursuing multiple additional marketing channels to increase this activity on a global basis.

Utilize industry expertise and manufacturing capabilities to continue growth in current onshore and subsea mining businesses

We will continue to utilize our engineering and manufacturing expertise for the application of our products and services for use in, and the development of solutions for, adjacent and complementary markets such as onshore and subsea mining. For example, we have modified and deployed our drilling mud pumps to serve in the onshore mining sector as heavy-duty slurry pumps, which are used to transport and process mining material through high-pressure slurry lines. We are also pursuing similar opportunities in subsea mining, where our mud pump systems meet the pressure and temperature requirements for deep sea mining operations. Our technologies and products have a wide range of applications across industries, and we will actively embrace such opportunities for growth where the economics and industry outlook are favorable.

Expand into adjacent markets that are consistent with our core competencies

We are exploring adjacent segments that draw on similar skill sets as our core businesses. These include moving beyond the drilling rig for oil and gas customers and making completion, intervention and production equipment and services. We have a long-standing track record of developing, designing, manufacturing and delivering highly engineered equipment that is relied upon by customers operating in regions and environments with significant complexity, regulatory scrutiny and financial risk involved. We believe that this experience, technical know-how and reputation are a key differentiator for our organization, which positions us well to be able to expand our portfolio of oil and gas related products.

We believe it is important to focus on our core competencies around manufacturing highly engineered products, expanding market access to products globally, commercializing new technology and driving cost and operational efficiency. Other adjacent industries could include renewables, marine products and services and industrial business with equipment similar to our drilling equipment. Our global footprint, manufacturing capacity, operational capability and experience growing businesses globally allow us to assess and execute on this strategy.

Capitalize on management experience to grow business through acquisitions and integration

HMH B.V. was formed through the combination of Baker Hughes’s Subsea Drilling Systems pressure control business and Akastor’s MHWirth drilling equipment business. Our management team successfully combined these businesses and quickly established our corporate infrastructure to support the new company. Our management team has extensive M&A and integration experience in prior roles at other companies. Given management’s experience and prior track record, we are well positioned to recognize and capitalize on trends in the industry.

Our global reach and footprint position us well to identify, source, acquire and integrate businesses that can help us continue to grow in core and adjacent markets, as exemplified by the Drillform Acquisition. We believe there is a substantial opportunity set of potential acquisition candidates that will be available over the next several years.

We intend to invest in businesses that generally have similar characteristics to our own, such as an ongoing aftermarket component, proprietary technology and a capital-light business model. We will also focus on opportunities that can be scaled across our global platform and leverage our management team’s experience in driving growth. We have a strategic and financial approach to evaluating potential acquisitions to confirm that they meet certain criteria, with a preference for potential acquisition targets that would add new products or technologies, are complementary to our core product offerings and end markets, have a strong history of generating high returns and have an asset-light business model.

Continue to use conservative balance sheet approach and target businesses with light capital needs

Our management team has established conservative financial principles to guide us through decision-making in any potential commodity cycle. Our asset-light business model, the recurring revenues associated with our aftermarket services and our Free Cash Flow generation mitigate our exposure to the impacts of commodity downturns and provide us with the flexibility to pursue growth opportunities. Even so, we remain focused on maintaining a conservative leverage profile and maintaining an asset-light business model.

Competition

Our industry is highly competitive. Competition primarily involves factors such as safety and reliability of products and services offerings, technical expertise, development of innovative technological solutions, maintenance of customer relationships, ability to execute on complex projects and operations within acceptable time and cost boundaries and other related factors. In our main market segment of providing support to existing drilling rigs, we see a particularly competitive environment because our primary customers, drilling rig owners, face highly competitive day rates due to the overcapacity of available drilling rigs in the industry. As a result, the drilling rig owners must focus on their operational costs, which can lead to deferred maintenance and fewer upgrade contracts on which to bid; therefore, we must be aggressive on pricing to secure work.

We are, along with NOV Inc. (“NOV”) and Schlumberger Limited’s Cameron International (“Schlumberger”), the main providers of full equipment packages for the offshore drilling market. The offshore drilling market is becoming more highly regulated, more technologically demanding and more technologically sophisticated than the onshore market. As a result, offshore operators require highly engineered equipment and technical support services to keep their operations running safely, efficiently and productively. We believe that we are well-positioned to continue supporting and building our presence in the offshore drilling market as a result of our fully integrated suite of mission-critical equipment solutions, spare parts, highly technical expertise, aftermarket services offerings and long experience in the industry. Our comprehensive product offerings, manufacturing expertise and leading-edge technology allow us to provide customers with integrated topside drilling packages for jack-ups, floaters and platforms and integrated pressure control systems, both at surface and subsea. Our primary competitors for these products include Canrig Drilling Technology Ltd., Huisman Equipment B.V., KCA DEUTAG Drilling Group Limited, NOV, Schlumberger, Worldwide Oilfield Machine Inc. and several smaller OEMs of specific pieces of equipment. Within the global offshore drilling fleet, we have the second-largest installed base of topside drilling equipment and risers and the third largest installed base within the main pressure control equipment categories, including BOPs and diverters.

We are also growing our market presence in the onshore drilling space and are now among the leading OEMs in multiple equipment categories within the onshore drilling and pressure control equipment spaces. The onshore drilling market has less stringent regulation and less demanding technology requirements, which have allowed more companies to enter the onshore drilling equipment manufacturers market, resulting in a more fragmented market than the offshore drilling market. Many players, in addition to NOV and Schlumberger, compete against us in most product segments. Smaller manufacturers and Chinese-based manufacturers can more effectively compete with us onshore. Companies like Canrig Drilling Technology Ltd., Drillmec India Pvt. Ltd., Honghua Group, KCA DEUTAG Drilling Group Limited, Rongsheng Machinery Manufacture Ltd. and Worldwide Oilfield Machine Inc., among others, have significant presence in many regions in which we deliver our products and services. To effectively compete in the onshore market, we must be aggressive in bidding.

Raw materials

We believe that materials and components used in our operations are generally available from multiple sources and that we are not dependent on any single source of supply for those materials and components. While we believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of materials and components, we may not always be able to do so. Shortages and transportation and supply disruptions can adversely impact supply of our manufacturing raw materials, as well as delivery of finished goods and transportation of our personnel for services, and as a result our products or services may be disrupted or delayed, which could have a material adverse effect on our business, operations and financial condition. Should our current suppliers be unable or unwilling to provide the necessary parts, raw materials or equipment or otherwise fail to deliver the products timely and in the quantities required, any resulting delays in the provision of our products or services could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to purchase raw materials for our products on a timely basis to meet the demands of our customers, our existing customers may terminate their contractual relationships with us, or we may not be able to compete for business from new or existing customers, which, in each case, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Supply chain bottlenecks, such as those experienced as a result of the COVID-19 pandemic, may continue to persist as a consequence of evolving geopolitical trends.

The prices that we pay for raw materials may be affected by, among other things, energy, steel and other commodity prices; tariffs and duties on imported materials; economic sanctions; and foreign currency exchange rates. We have experienced rising, declining and stable prices for milled steel and standard grades in line with broader economic activity, and we have generally seen specialty alloy prices continue to rise, driven primarily by escalation in the price of the alloying agents. We have generally been successful in our efforts to mitigate the financial impact of higher raw materials costs on our operations by applying surcharges to, and adjusting prices on, the products that we sell. Higher prices and lower availability of steel and other raw materials that we use in our business may adversely impact future periods.

Properties and geographic areas

We maintain principal executive offices in Houston, Texas, USA. Additionally, we currently own or lease the following additional material properties, which are used for the purposes and segments indicated below:

Location	Owned/leased	Purpose	Segment	Size (Sq. Ft.)
Houston, USA	Owned	Headquarters / Manufacturing / Warehouse	PCS / ESS	3,648,966
	Owned	Inventory / Shipping	PCS / ESS	—
Houston, USA (Bronco)	Leased	Manufacturing	PCS / ESS	50,000
Schipol, The Netherlands	Leased	Office	PCS / ESS	269
Kristiansand, Norway	Leased	Main building / Workshop /Parking	ESS	210,973
	Leased	Warehouse	ESS	76,424
Tulsa, USA	Leased	Inventory / Shipping	PCS / ESS	109,000
	Leased	Office / Workshop	PCS / ESS	—
Brisbane, Australia	Leased	Office / Warehouse	ESS	23,992
Baku, Azerbaijan	Leased	Office / Workshop / Warehouse	PCS / ESS	53,873
	Leased	Warehouse	PCS / ESS	13,455

Location	Owned/leased	Purpose	Segment	Size (Sq. Ft.)
Macae, Brazil	Owned	Office / Workshop / Warehouse	PCS / ESS	294,522
Beijing, China	Leased	Office	PCS / ESS	797
Odessa, USA	Leased	Inventory / Shipping	PCS / ESS	75,347
	Leased	Office / Workshop	PCS / ESS	7,500
Chengdu, China	Leased	Engineering Office / Support	PCS / ESS	9,989
Shanghai, China	Leased	Office	PCS / ESS	2,131
Erkelenz, Germany	Leased	Office / Workshop / Warehouse	ESS	487,605
Mumbai, India	Leased	Office	PCS / ESS	5,382
Chennai, India	Leased	Engineering Office / Support	PCS / ESS	570
Veracruz, Mexico	Owned	Manufacturing	PCS / ESS	84,300
Fornebu, Norway	Leased	Office / Parking	ESS	60,762
Lyngdal, Norway	Leased	Workshop	ESS	25,640
Lyngdal, Norway	Leased	Warehouse / Outdoor Storage	ESS	14,208
Stavanger, Norway	Leased	Office	ESS	12,895
Singapore	Leased	Property Land	PCS / ESS	43,551
	Owned	Building	PCS / ESS	42,733
Ankara, Turkey	Leased	Office	PCS / ESS	269
Abu Dhabi, United Arab Emirates	Leased Leased	Office Office / Workshop	PCS / ESS PCS / ESS	323 79,405
Dubai, United Arab Emirates	Leased	Office	PCS / ESS	3,681
Dubai, United Arab Emirates (Bronco)	Leased	Office	PCS / ESS	3,369
Aberdeen, United Kingdom (Tofthills)	Leased	Office / Workshop	PCS / ESS	192,000
Aberdeen, United Kingdom (Fyvie)	Leased	Office / Workshop	PCS / ESS	27,001
Humble, USA	Owned	Manufacturing	PCS / ESS	160,000
Mobile, USA	Owned	Workshop	PCS / ESS	24,245
	Leased	Land where workshop is built	PCS / ESS	—
	Leased	Office	PCS / ESS	10,710
Dammam, Saudi Arabia	Leased	Office / Warehouse	PCS / ESS	85,573

We believe that our properties and facilities are adequate for our operations, are maintained in a good state of repair and are located in areas that allow us to efficiently serve our customers. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility.

Research and development

We believe that we have been, and will continue to be, at the forefront of technological and digital innovation in the drilling industry. Our current R&D activities are conducted in Norway, Germany and the United States. We actively invest in R&D efforts and are developing several cutting-edge technologies and solutions, such as hybrid energy solution rigs, riserless drilling, a newly designed rotating control device for managed pressure drilling, enhanced pressure assisted shearing for BOPs and an electric BOP. The focus of our R&D activities is the optimization of existing products and the exploration of new opportunities.

We are committed to making those necessary investments to improve the capabilities of existing core products and to create new product offerings to fuel organic growth. In recent years, our primary R&D project was to build upon the success of our current wireline casing shear ram (“WCSR”) for our 18-inch 15,000 psi ram BOP by introducing the WCSR-X™ shearing ram, which extended the shearing capacity of existing BOPs to up to an 18-inch outside diameter pipe and reduced required shear force up to 48%.

We have three major R&D projects currently in progress:

•

development of a rotating control device along with associated equipment to enable open water, riserless drilling. We believe it will be a “first of its kind” deployment that was enabled by our acquisition of some key technology through our purchase of Electrical Subsea Drilling AS (“ESD”) in 2022;

•

design and construction of a testbed for the development of the electric BOP actuators, motors and controllers for use in offshore surface (platforms and jack-ups), subsea and land applications. Like the rotating control device, the key technology driver for this development was our purchase of ESD. This testbed is also being used to bring in potential partners to aid in the design and qualification effort; and

•	development of automation and digitalization solutions and digitally-powered services to improve customer efficiency, reduce emissions and improve customer competitiveness.

We continue to explore potential partnership avenues to aid in our development efforts. New R&D efforts for 2026 and beyond include development and production of the fully electric BOP for both offshore surface (platforms and jack-ups) and subsea use, for which we are working with several publicly-listed oil and gas companies to help fund development. We expect a significant portion of funding to come from operator partners. As with the development of the rotating control device, the development of the electric BOP has been enabled by our acquisition of ESD. Additionally, we are developing next-generation elastomers for oilfield sealing applications, including those outside our current space, in cooperation with a major operator.

Our R&D objectives are focused on improving safety and efficiency, reducing emissions and cost and improving customers’ competitiveness. In pursuit of these objectives, we are exploring automation and other digital control solutions across various drilling functions.

We also invest in developing digital and automation solutions that can be integrated on operating rigs throughout the global market, such as DrillPerform, RiCon, DrillCERT, SeaLytics and DEAL, which use real-time data and analytics that allow us to better understand our customers’ needs, provide strategic recommendations and offerings, assist with lowering their costs and assist with critical decision-making. In recent years, we have developed integrated digital control solutions that enable remote drilling operations and increase automation in the drilling process. We provide our customers with the ability to integrate such digital solutions into their existing systems, which leads to mutually beneficial relationships with our customers.

Our innovative equipment offerings and integrated digital solutions create value for our customers by increasing efficiency, reducing emissions, decreasing downtime, reducing cost and enhancing safety. We will continue pursuing technological and digital advancements that we believe will lead to additional avenues for growth and enhance our position as the partner of choice for our customers. As we experience strong demand for our adjacent markets, part of our R&D efforts has focused on improving and further developing existing products, such as slurry pumps portfolio, equipment and systems for seabed mining and large pile top drill rigs. Additional work has been made to exploring new opportunities in adjoining industries where we see a good fit with our competency and our core “DNA.” This work has resulted in key priorities and market leads in 2025 that we will continue to explore in 2026. We plan to focus our development efforts in the coming years on what we believe are “game-changing” technologies like open water drilling and the electric BOP.

Backlog and inbound orders

We generate revenue and inbound orders from a combination of sales of projects and products, sales of services and sales of spare parts. Services are typically sold directly to our customers, either through individual transactions at the time of service or through long-term CSAs. During the six months ended June 30, 2026, we had $205 million in inbound orders and derived 47.1% of our revenue from services, 37.3% of our revenue from sales of spare parts and 15.6% of our revenue from sales of projects and products. During 2025, we had $716.0 million in inbound orders and derived 46.7% of our revenue from services, 27.3% of our revenue from sales of spare parts and 26.0% of our revenue from sales of projects and products. Due to the nature of our business, including the time required to manufacture projects and products and the long-term nature of some of our aftermarket service contracts (such as CSAs), we capture inbound orders for projects, products and services (such as CSAs) under backlog.

Backlog for our business includes unfilled customer orders for projects, products and services, excluding any purchase order that provides the customer with the ability to cancel or terminate without incurring a substantive penalty. Services backlog includes sales related to CSAs and other long-term aftermarket service contracts. While the length of these contracts can be up to ten years, our backlog includes the estimated value of the contract through the current fiscal year and does not account for the possibility of bonuses or escalation clauses (which might cause the realized amount to exceed the amount captured in backlog). Services backlog also includes the estimated amount of unsatisfied performance obligations for time and material agreements, material services agreements, multi-year maintenance programs and other services agreements, excluding any order that provides the customer with the ability to cancel or terminate without incurring a substantive penalty.

There can be no assurance that the backlog amounts will ultimately be realized as revenue, or that we will earn a profit on backlog work. Our backlog as of June 30, 2026 was $414 million, of which $139 million was attributable to projects and products and $275 million was attributable to services. While the full contract values are not included in our backlog, as of June 30, 2026, we had $26.6 million in contract value related to CSAs, thus providing us with enhanced levels of predictability and visibility into revenue from services for years to come. Our book-to-bill was 1.2x for the three months ended June 30, 2026. Book-to-bill is the ratio of the revenue anticipated from customer contracts secured to total revenue received during the period. Our management believes our book-to-bill ratio is a useful indicator of our potential future revenue growth in that it measures the rate at which we are generating new customer contracts compared to our current revenue.

Operating risks and insurance

Our operations are subject to hazards inherent in the oil and natural gas and mining industries, including accidents, breakdowns, blowouts, explosions, fires, oil spills and hazardous materials spills. These conditions can cause personal injury or loss of life, damage to or destruction of property, equipment, natural resources, the environment and wildlife and interruption or suspension of operations, among other adverse effects.

Despite what we view as our strong safety record and our efforts to maintain strong safety standards, we conduct our operations in a potentially dangerous drilling and production setting and from time to time have suffered accidents and similar incidents in the past and it is possible that we could experience accidents and incidents in the future. In addition to the property damage, personal injury and other losses from these accidents, the frequency and severity of these incidents may affect our operating costs and insurability and our relationships with customers, employees, regulatory agencies and other parties. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards or regulatory enforcement sanctions, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition, our results of operations or our ability to operate.

We maintain a portfolio of insurance policies to protect our core businesses against loss of property, business interruption, injury to personnel and liability to third parties for such losses as per industry standards. Risks insured generally include loss or damage to physical assets, such as buildings, plants, equipment and work in progress, and business interruption resulting therefrom, bodily injury to and death of employees and third-party liabilities. Certain types of losses are generally not insured by us because they are either uninsurable or not economically insurable, such as losses caused as a result of inability to deliver on time or at the right quality, or losses occasioned by willful misconduct, criminal acts, fines and penalties and various perils associated with war and terrorism. Our insurance policies may not be sufficient to adequately insulate us from a claim that exceeds policy limits or against every circumstance or hazard to which we could be subject. An uninsured loss, a loss that exceeds the limits of our insurance policies or a succession of such losses could have a material adverse effect on our business, operations and financial condition.

We typically enter into agreements with our customers governing the provision of our services and use of our products, which usually include certain indemnification provisions for losses resulting from operations depending on the party that is negligent or at fault. Additionally, our agreements with customers often provide certain warranties for the products and services that we sell. The warranty period is normally between 12 and 30 months depending on the specific customer contract and terms. Based on historical warranty expense experience, the warranty provision is estimated at 1.4% of product cost in long-term project construction contracts and 1% of revenue for single product equipment sales.

Environmental, health and safety regulation

Our operations are subject to domestic (including U.S. federal, state and local) and international laws and regulations with regard to air, land and water quality and other environmental protection, compliance and occupational health and safety matters. Numerous federal, state and local governmental agencies, such as the EPA, issue laws and regulations that often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties for non-compliance and may result in injunctive action. These laws and regulations may require the acquisition of permits, authorizations or licenses before commencing operations; restrict the types, quantities and concentrations of various substances that can be stored, transported, disposed of or released into the environment in connection with our operations; limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, ecologically or seismically sensitive areas and other protected areas or due to governmental moratoriums on drilling; require action to prevent, control or remediate pollution from current or former operations; result in the suspension or revocation of necessary permits, licenses and authorizations; or require that additional pollution controls be installed and impose substantial liabilities for pollution resulting from our operations or related to our owned or operated facilities. Liability under such laws and regulations is often strict and can also be joint and several. Neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment. Changes in environmental, health and safety (“EHS”) laws and regulations occur frequently, and any changes that result in more stringent and costly requirements could materially adversely affect our operations and financial position, as well as the oil and natural gas industry in general. We have not experienced any material adverse effect from compliance with current EHS requirements. This trend, however, may not continue in the future. Changes in standards of enforcement of existing laws and regulations, as well as the enactment and enforcement of new legislation, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation. Our environmental compliance expenditures, our capital costs for environmental control equipment and the market for our products may change accordingly.

During 2025, 24.7% of our revenue was derived from Norway, including the Norwegian Continental Shelf. In Norway, the Norwegian Pollution Control Act (“NPCA”) applies to all industries and is the cornerstone of Norway’s environmental legislation. The Norwegian Environment Agency (“NEA”) administers the NPCA, and all pollution is prohibited unless an application is specifically approved by the NEA. All emissions into air, water and soil are covered by the NPCA, including CO2 emissions. In relation to manufacturing, specific emissions limitations are set by the NEA, and the NEA’s express permission must be obtained before commencing any operations. The NEA and the various country governors enforce compliance with the various environmental rules and regulations set forth under the NPCA. If inspections uncover non-compliance, a deadline for rectifying the matter will be imposed, and such non-compliance will subject the offender to follow-up supervision and possible fines.

Norway’s environmental and climate policies generally track that of the EU. In 2021, the European Commission adopted a series of legislative proposals depicting how it intends to achieve climate neutrality in the EU by 2050, including the intermediate target of an at least 55% net reduction in GHG emissions by 2030. These proposals have also been referred to as the “Fit for 55” package. Many of the Fit for 55 proposals have now been enacted into EU law and are currently being implemented in the Member States of the EU and European Economic Area, including Norway. This legislative package introduces new measures and revises several pieces of the EU’s pre-existing climate-related legislation, including the EU Emissions Trading System (“EU ETS”), the Effort Sharing Regulation and transport and land use legislation.

In Norway, the Norwegian Accounting Act has required large enterprises to report on corporate social responsibility. However, the ESG reporting requirements that apply to certain companies in Norway and EU are set to be broadened as a result of the CSRD. The CSRD was adopted in the EU in January 2023, and amended the pre-existing ESG reporting requirements that were set out in the Non-Financial Reporting Directive. In March 2024, legislation was proposed to the Norwegian Parliament to adopt the CSRD model. This legislation was adopted by the Norwegian Parliament on June 11, 2024 and came into effect on November 1, 2024. Under the CSRD, companies may be required to disclose a broad range of information in relation to sustainability and ESG topics, including in relation to their business model, sustainability objectives, progress, management’s involvement in sustainability, policies, due diligence processes, adverse impacts, mitigation measures, sustainability risks and relevant indicators. Additionally, the CSRD contains provisions regarding the disclosure of transition plans for climate change mitigation, alignment with a sustainable economy and the Paris Agreement’s goal of limiting global warming to 1.5°C and the reporting of GHG emissions (including Scope 1, Scope 2 and Scope 3), if climate change is recognized as a material concern for the reporting entity following a double materiality assessment. Since the CSRD was initially introduced in the EU, postponements and simplifications to the reporting obligations have been adopted. Companies within scope are now limited to those with net turnover exceeding EUR 450 million and an average of at least 1,000 employees.

The NTA requires enterprises to conduct due diligence assessments pertaining to fundamental human rights and decent working conditions in their own operations and in their value chain. The NTA applies to larger enterprises that are resident in Norway and that offer goods or services in or outside Norway. It also applies to larger foreign enterprises that offer goods or services in Norway and that are liable to tax in Norway pursuant to Norwegian legislation. In addition to carrying out due diligence assessments, companies must publish an account of the due diligence assessments and have a duty to provide information.

On July 25, 2024, the CS3D entered into force. The CS3D introduces mandatory requirements relating to both human rights and environmental impacts in the supply chains of in-scope companies. However, the provisions of the CS3D will not take effect until July 26, 2029, which is the date in-scope entities will need to comply with the due diligence requirements. The CS3D will likely be incorporated into Norwegian law and will likely lead to amendments of the NTA, for example, by extending the focus of due diligence assessments to also cover environmental impacts.

On February 26, 2025, the European Commission published a proposal involving, among other things, significant simplifications of the CSRD and the CS3D. For the CSRD, the European Commission’s proposal includes, among other things, a postponed application, a reduced scope of companies covered, as well as revised ESRS. For the CS3D, the European Commission’s proposal includes, among other things, a postponed application and less stringent requirements relating to due diligence. On April 17, 2025, the proposed postponements relating to the obligations of the CSRD and the CS3D entered into force through Directive (EU) 2025/794, which requires EU member states to adopt the changes into domestic legislation by December 31, 2025 at the latest. In Norway, amendments to the Norwegian Accounting Act were adopted on July 3, 2025 to reflect the postponements of the CSRD reporting requirements. The other proposed simplifications of the CSRD and the CS3D were approved by the European Parliament and the Council of the European Union on December 16, 2025. The approved text has been published in the Official Journal of the European Union and entered into force on March 18, 2026. In addition, simplified ESRS were adopted by the European Commission on July 3, 2026.

Hazardous substances and waste handling

The Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. We are required to manage the transportation, storage and disposal of hazardous and non-hazardous wastes generated by our operations, including our operations at customer sites, in compliance with applicable laws, including RCRA.

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of the original conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons can include the current and former owner (or lessee) or operator of the site where the release occurred, and anyone who disposed of or arranged for the disposal of a hazardous substance released at the site. We currently own, lease or operate numerous properties used for manufacturing and other operations. In the event of a release from these properties, under CERCLA, RCRA and analogous state laws, we could be required to remove substances and wastes, remediate contaminated property or perform remedial operations to prevent future contamination even if the releases are not from our operations. Such liability could require us to engage in litigation to defend the claims and to allocate our proportionate share of liability, if any. In addition, neighboring landowners and other third parties may also file claims for personal injury and property damage allegedly caused by releases into the environment. Any obligations to undertake remedial operations in the future may increase our cost of doing business and may have a material adverse effect on our financial condition and results of operations.

In Norway, if there is a danger of pollution contrary to the NPCA, those who are responsible must ensure that measures are taken to prevent pollution from occurring. If pollution has already occurred, the NEA may order those who are responsible for the pollution to implement measures, such as conducting further investigations, removing the pollution or limiting its effects. The NPCA does not clearly define who is considered to be responsible for older pollution, which may be particularly difficult to determine when the pollution took place many years ago. Hence, liability for older pollution has been shaped primarily by case law and by interpretation of the NPCA by the NEA and in legal theory. Any obligations to implement measures imposed by the pollution control authorities under the NPCA may have a material adverse effect on our results of operations and financial condition.

Water discharges

The Federal Water Pollution Control Act (the “Clean Water Act”) and analogous state laws restrict and control the discharge of pollutants into “Waters of the United States” (“WOTUS”). Discharges into WOTUS associated with our operations require appropriate permits and may add material costs to our operations. The adoption of more stringent criteria in the future may also increase our costs of operation. The Clean Water Act and analogous state laws provide administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation and damages in connection with any unauthorized discharges.

The EU Water Framework Directive, which has been incorporated into Norwegian law, requires that Member States of the EU and European Economic Area protect and, where necessary, restore water bodies in order to reach “good status,” and to prevent deterioration. “Good status” means both good chemical and good ecological status. These obligations will have an impact on companies applying for permits, including under the NPCA, as strict limits will be set on discharges of pollutants into water.

Air emissions

The federal Clean Air Act, as amended (“CAA”), and comparable state laws and regulations regulate emissions of various air pollutants through the issuance of permits and the imposition of other requirements. The EPA has developed, and continues to develop, stringent regulations governing emissions of air pollutants from specified sources. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to obtain additional permits and incur capital costs in order to remain in compliance. These laws and regulations may increase the costs of compliance for some facilities we or our customers own or operate, and federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations. Obtaining or renewing permits also has the potential to delay the development of oil and natural gas projects. Additional costs or delays incurred by our customers could adversely affect demand for the oil and natural gas they produce, which could reduce demand for our products and services. We believe that we are in substantial compliance with all applicable air emissions regulations and that we hold all necessary and valid construction and operating permits for our operations.

Employee health and safety

We are subject to a number of federal and state laws and regulations, including the Occupational Safety and Health Act (“OSHA”) and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

Climate change

Various international, national and state governments and agencies are currently evaluating or promulgating climate-related legislation and other regulatory initiatives that would restrict GHG emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Because our business depends on the level of activity in the oil and gas industry, existing or future laws, regulations, treaties or international agreements related to GHG emissions and climate change, including incentives to conserve energy or use alternative energy sources, could have a material adverse effect on our business, financial condition and results of operations if such laws, regulations, treaties or international agreements negatively affect global demand for oil and gas. Consideration of further legislation or regulation may be impacted by the Paris Agreement, which was announced by the parties to the U.N. Framework Convention on Climate Change in December 2015 and calls on signatories to set progressive GHG emission reduction goals. In April 2021, the United States announced that it was setting an economy-wide target of reducing its GHG emissions by 50-52% below 2005 levels in 2030. On December 13, 2023, in connection with COP 28, the first global stocktake of progress towards emissions reductions goals under the Paris Agreement was published. The stocktake agreement calls on parties, including the United States, to contribute to transitioning away from fossil fuels, reduce methane emissions and increase renewable energy capacity. Further, many state and local leaders have stated their intent to intensify efforts to support the international climate commitments. These commitments could further reduce demand and prices for fossil fuels produced by our customers. More recently, however, on January 20, 2025, the Trump Administration issued an executive order that initiated the process to withdraw the United States from the Paris Agreement, mandated ending the United States’ financial commitments under the UN Framework Convention on Climate Change, and revoked the U.S. International Climate Finance Plan. The United States’ withdrawal from the Paris Agreement became effective on January 27, 2026. On January 7, 2026, the Trump Administration issued an executive order directing United States executive agencies to cease participation in and withdraw from the UN Framework Convention on Climate Change. In addition to the executive order mentioned above, as of March 23, 2026, the Trump Administration had issued a series of executive orders that signal a shift in the United States’ energy and climate change policies. Among other directives, such executive orders: (i) direct federal agencies to identify and exercise emergency authorities to facilitate conventional energy production, transportation and refining, and call for the use of emergency regulations to expedite energy infrastructure projects; (ii) promote energy exploration and production on federal lands and waters; (iii) mandate a review of existing regulations that may burden domestic energy development; and (iv) pause the disbursement of funds appropriated through the IRA 2022 and the Infrastructure Investment and Jobs Act. It is not possible to predict the impact of the Trump Administration on these climate and energy initiatives at this time. While the Trump Administration may seek to reverse some or all of the initiatives advanced by the Biden Administration, it is unknown whether such reversals will ultimately be successful, and these or additional changes in the future could impact our business and operations, and those of our customers. Additionally, despite the Trump Administration’s stated opposition to some of these regulations and initiatives, individual states have the right to enforce their own laws and, in some cases, federal laws, independent of the federal government.

The IRA 2022 contained billions of dollars in incentives for the development of renewable energy, clean hydrogen, clean fuels, electric vehicles, investments in advanced biofuels and supporting infrastructure and carbon capture and sequestration, among other provisions. These incentives accelerated the transition of the economy away from the use of fossil fuels towards lower or zero-carbon emissions alternatives. In addition, the IRA 2022 imposed the first ever federal fee on excess methane emissions from sources required to report their GHG emissions to the EPA, including those sources in the offshore and onshore petroleum and natural gas production and gathering and boosting source categories. The final rules regarding the Waste Emissions Charge were published by the EPA on November 18, 2024. On March 14, 2025, President Trump signed a Joint Resolution of Disapproval under the Congressional Review Act to prohibit the EPA’s Waste Emissions Charge rules from taking effect. On July 4, 2025, President Trump signed the One Big Beautiful Bill Act, which, among other things, postpones the EPA’s imposition of the Waste Emissions Charge to 2034. On July 31, 2025, the EPA issued an interim final rule extending several compliance deadlines associated with the 2024 new source performance standards for the oil and gas industry, which rule was finalized in December 2025. In September 2025, the EPA announced a proposal to end the GHG Reporting Program for all sectors except petroleum and natural gas systems (excluding reporting for natural gas distribution, which would also be eliminated under the proposal) and deferring reporting for petroleum and natural gas systems until 2034. When the Waste Emissions Charge takes effect, it could increase our customers’ operating costs, which could adversely impact our business.

Consistent with the Trump Administration’s announcements in 2025, on February 12, 2026, the EPA rescinded the Endangerment Finding, as well as the EPA’s prior scientific assessment of climate change risks, which underpins federal regulation of greenhouse gases under the Clean Air Act. Litigation regarding the rescission is ongoing, and it is unclear how the rescission will impact the EPA’s regulation of GHG emissions going forward.

Almost one-half of U.S. states have taken measures to reduce emissions of GHGs, primarily through the development of GHG emission inventories and regional GHG cap-and-trade programs. In addition, states have imposed increasingly stringent requirements related to the venting or flaring of gas during oil and natural gas operations.

On March 6, 2024, the SEC adopted a new set of rules that require a wide range of climate-related disclosures, including material climate-related risks, information on any climate-related targets or goals that are material to the registrant’s business, results of operations or financial condition, Scope 1 and Scope 2 GHG emissions on a phased-in basis by certain larger registrants when those emissions are material and the filing of an attestation report covering the same, and disclosure of the financial statement effects of severe weather events and other natural conditions, including costs and losses. Multiple lawsuits have been filed challenging the SEC’s new climate rules, which have been consolidated in the U.S. Court of Appeals for the Eighth Circuit. On April 4, 2024, the SEC issued an order staying the final rules until judicial review is complete. On March 27, 2025, the SEC voted to end the defense of the rules in the litigation. On April 4, 2025, a group of 18 intervenor-respondent states and the District of Columbia moved to hold the cases in abeyance until the SEC amends or rescinds the regulations, which motion was granted by the Eighth Circuit in an order issued on April 24, 2025. Further, the Eighth Circuit directed the SEC to file a status report within 90 days (by July 23, 2025) advising the Court whether the SEC intends to review or reconsider the rules at issue in the case. On July 23, 2025, the SEC filed a status report, advising the Eighth Circuit that the SEC does not intend to review or reconsider the rules at issue and requesting that the court terminate the abeyance and decide the case on the merits. On September 12, 2025, the U.S. Court of Appeals issued an order to hold the petitions challenging the climate disclosure rules in abeyance pending further action by the SEC. On May 29, 2026, the SEC published a proposal to rescind its climate disclosure rules. While the ultimate outcome of legal challenges and any resulting changes to the final rules are not yet known, we cannot predict the costs of implementation or any potential adverse impacts resulting from the rulemaking. To the extent this rulemaking is implemented, which is uncertain at this time, we could incur increased costs relating to the assessment and disclosure of climate-related risks, and we cannot predict how any information disclosed under the rules may be used by financial institutions or investors. Additionally, while the SEC’s new climate rules may ultimately not be implemented, individual states may continue to impose climate-related disclosure mandates, such as the California Climate Corporate Data Accountability Act and Climate-Related Financial Risk Act, which impose present and future obligations to report GHG emissions. The California Climate Corporate Data Accountability Act requires covered entities to annually report Scope 1 and 2 emissions starting in 2026 and Scope 3 emissions starting in 2027. The Climate-Related Financial Risk Act requires covered entities to submit climate risk reports by January 1, 2026, but the U.S. Court of Appeals for the Ninth Circuit issued an injunction to the enforcement of the Climate-Related Financial Risk Act and the California Air Resources Board indicated in December 2025 that it will not enforce the January 1, 2026 deadline, pending resolution of ongoing judicial challenges.

The EU’s CSRD, adopted in 2023, has a much broader scope than the SEC’s new climate rules and requires in-scope companies to publish reports on how their business and value chains impact the environment and society, as well as the social and environmental risks and opportunities to which they are subject. The CSRD also includes the disclosure of Scope 3 emissions (which were left out of the final SEC climate rules), to the extent that climate change is determined to be a material topic for the Company as part of a double materiality assessment. We began implementing policies and procedures to comply with these expansive new requirements in 2024 for financial periods beginning on or after January 1, 2024, but that implementation process has extended into 2027 as a result of the subsequent revisions to the CSRD.

On July 25, 2024, the CS3D entered into force. The CS3D requires the use of risk-based due diligence to mitigate “adverse environmental and human rights impacts” in an in-scope company’s “chain of activities,” including certain activities of its business partners. Nonetheless, the provisions of the CS3D will not take effect until July 26, 2029, which is the date in-scope entities will need to comply with the due diligence requirements. France has also adopted laws requiring large companies to carry out human rights and environmental due diligence, while similar laws have been proposed in other EU Member States, such as Belgium, the Netherlands and Austria. Further, the NTA, which took effect on July 1, 2022, requires mapping actual and potential risks of adverse impacts on decent working conditions and human rights.

On February 26, 2025, the European Commission published a proposal involving, among other things, significant simplifications of the CSRD and the CS3D. For the CSRD, the European Commission’s proposal includes, among other things, a postponed application, a reduced scope of companies covered, as well as revised ESRS. For the CS3D, the European Commission’s proposal includes, among other things, a postponed application and less stringent requirements relating to due diligence. On April 17, 2025, the proposed postponements relating to the obligations of the CSRD and the CS3D entered into force through Directive (EU) 2025/794, which requires EU member states to adopt the changes into domestic legislation by December 31, 2025 at the latest. In Norway, amendments to the Norwegian Accounting Act were adopted on July 3, 2025 to reflect the postponements of the CSRD reporting requirements. The other proposed simplifications of the CSRD and the CS3D were approved by the European Parliament and the Council of the European Union on December 16, 2025. The approved text has been published in the Official Journal of the European Union and entered into force on March 18, 2026. In addition, simplified ESRS were adopted by the European Commission on July 3, 2026.

In general, these regulatory changes do not appear to affect us in any material respect that is different, or to any materially greater or lesser extent, than other companies that are our competitors. However, to the extent our customers are subject to these or other similar proposed or newly enacted laws and regulations, the additional costs incurred by our customers to comply with such laws and regulations could impact their ability or desire to continue to operate at current or anticipated levels, which could negatively impact their demand for our products and services. In addition, any new laws or regulations establishing cap-and-trade or that favor the increased use of non-fossil fuels—such as the IRA 2022—may dampen demand for oil and natural gas production and lead to lower spending by our customers for our products and services. Similarly, to the extent we are or become subject to any of these or other similar proposed or newly enacted laws and regulations, we expect that our efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase our cost of doing business and may have a material adverse effect on our financial condition and results of operations. Moreover, any such regulations could ultimately restrict the exploration and production of fossil fuels, which could adversely affect demand for our products.

There have been efforts in recent years to influence the investment community, including investment advisors, institutional lenders, insurance companies and certain sovereign wealth, pension and endowment funds and other groups, by promoting divestment of fossil fuel equities and pressuring lenders to limit funding and insurance underwriters to limit coverages to companies engaged in the extraction of fossil fuel reserves. Such environmental activism and initiatives aimed at limiting climate change and reducing air pollution could interfere with our business activities, operations and ability to access capital. Furthermore, claims have been made against certain energy companies alleging that GHG emissions from oil and natural gas operations constitute a public nuisance under federal and state common law. As a result, private individuals or public entities may seek to enforce environmental laws and regulations against certain energy companies and could allege personal injury, property damages or other liabilities. While our business is not currently a party to any such litigation, we could be named in actions making similar allegations. An unfavorable ruling in any such case could significantly impact our operations or our customers’ operations and could have an adverse impact on our financial condition.

The EU ETS is a cornerstone of the EU’s climate policy and has been incorporated into Norwegian law via the Norwegian Greenhouse Gas Emission Trading Act since 2008. The EU ETS is a ‘cap-and-trade’ system, whereunder the overall volume of GHGs that may be emitted by installations covered by the system is limited by a cap on emission allowances. The cap is gradually tightened so that total emissions are reduced. Within the cap, companies are allocated or buy emission allowances, which they can trade as needed. The cap on the total volume of emissions ensures that emission allowances have a market value. At the end of each year, companies must surrender enough allowances to cover all their emissions or face fines as a penalty for the excess emissions. The price of EU ETS allowances has fluctuated over the years and reached a peak in early 2023 with approximately 100 EUR per ton of CO2. As of September 21, 2026, the price per ton of CO2 was approximately EUR 87. The EU ETS was subject to material amendments as part of the Fit for 55 package of policies, which included bringing additional sectors within the scope of the EU ETS, and also accelerating the phase out of free allowances and the reduction in the cap.

Offshore drilling

Various new regulations intended to improve offshore safety systems and environmental protection have been issued since 2010, which have increased the complexity of the drilling permit process and may limit the opportunity for some operators to continue deepwater drilling in the U.S. Gulf, which could have an adverse impact on our customers’ activities. For example, in 2016, the DOI’s Bureau of Safety and Environmental Enforcement (“BSEE”) published its first well control rule, focused on BOP requirements and included reforms in well design, well control, casing, cementing, real-time well monitoring and subsea containment. In 2019, the BSEE, under the Trump Administration, published a revised well control rule and on August 23, 2023, the BSEE published a newly revised well control rule, which builds on the 2016 rule and revises or rescinds certain modifications that were made in the 2019 rule. The 2023 well control rule clarifies BOP system requirements and modifies certain specific BOP equipment capability requirements. On August 8, 2025, the BSEE issued a request for information and comment seeking feedback on well completion safety regulations. In addition, on April 24, 2024, the DOI’s Bureau of Ocean Energy Management published a final risk management and financial assurance rule that substantially revises financial assurance requirements applicable to offshore oil and gas operations. On May 2, 2025, the DOI announced its intent to revise the final risk management and financial assurance rule to reduce financial assurance requirements on offshore oil and gas operations. If the Biden Administration’s well control rule and new financial assurance requirements remain in place, they may increase our customers’ operating costs significantly and impact our customers’ ability to obtain leases, thereby reducing demand for our products.

Further, there is ongoing uncertainty regarding the long-term outlook for the U.S. Gulf region, as a result of a prior temporary ban on leasing of U.S. federal lands imposed by President Biden in 2021. The temporary ban has been lifted and the Biden Administration resumed selling leases to drill for oil and gas on federal lands in April 2022, but with an 80% reduction in the number of acres offered and an increase in the royalties companies must pay to drill. In August 2023, the DOI proposed a scaled back offshore lease sale for certain areas in the Gulf due to concerns related to an endangered whale population in the area. The exclusion of certain lease blocks from the sale was successfully challenged in court, and the DOI was ordered to hold the lease sale at its original scale. This decision was upheld by the U.S. Court of Appeals for the Fifth Circuit on November 14, 2023, and the sale was held on December 20, 2023. In September 2023, the Biden Administration announced a new five-year offshore leasing plan for the U.S. Gulf, which the Trump Administration sought to reverse via executive order in January 2025. The Biden Administration’s plan called for a maximum of three offshore lease sales, in 2025, 2027 and 2029, and no lease sales were held in 2024. The five-year lease plan would represent the smallest number of planned sales in the history of the offshore leasing program. The One Big Beautiful Bill Act displaced the Biden Administration’s five-year offshore leasing plan, instead providing for at least 30 region-wide sales in the U.S. Gulf between December 2025 and March 15, 2040. In November 2025, the Trump Administration published a draft five-year lease plan for 2026-2031 that would provide for 34 offshore lease auctions in the U.S. Gulf and the Pacific Ocean off the coast of California and Alaska. On January 6, 2025, President Biden issued a Memorandum of Withdrawal pursuant to the Outer Continental Shelf Lands Act of the entire U.S. East Coast, the eastern Gulf, the Pacific off the coasts of Washington, Oregon and California, and additional portions of the Northern Bering Sea in Alaska from oil and gas leasing, which the Trump Administration sought to reverse by executive order in January 2025. On January 26, 2024, the Biden Administration implemented a temporary pause on the DOE’s review of pending decisions for authorization to export LNG to non-Free Trade Agreement countries while the DOE reviews and updates the underlying analyses for such decisions using more current data to account for considerations like the environmental and climate change impacts of LNG. The temporary pause was then overturned by the U.S. District Court for the Western District of Louisiana in July 2024, and the Trump Administration restarted the review of new LNG export terminals via executive order in January 2025. On April 23, 2024, the DOI published a final rule to revise the Bureau of Land Management’s oil and gas leasing regulations, which revised fiscal terms of the onshore federal oil and gas leasing program. While certain aspects of the 2024 final rule remain in effect, the One Big Beautiful Bill Act, signed on July 4, 2025, reversed the increases to royalty rates, which were raised under the IRA 2022. The One Big Beautiful Bill Act also increases U.S. lease sales both onshore and offshore. In May 2025, the DOI announced a policy update designed to expedite oil and gas leasing on onshore public lands. If the new regulations, policies, operating procedures and possibility of increased legal liability, as well as the general uncertainty related to federal oil and gas leases in or near the Gulf, are viewed by our current or future customers as a significant impairment to expected profitability on projects or an unjustifiable increase in risk, they could discontinue or curtail their offshore operations, thereby adversely affecting the demand for our equipment and services, which, in turn, could adversely affect our financial condition, results of operations or cash flows.

Given the wide geographical reach of our business activities, the laws and regulations in several other jurisdictions may also be relevant to our provision of aftermarket services, sales of spare parts and sales of projects and products, and the applicable legal framework and its enforcement practices may vary across different jurisdictions. For instance, we may be subject to the NPCA and the Norwegian Maritime Act of 24 June 1994 for our activities in Norway. Environmental protection laws and regulations have become increasingly stringent. Such laws and regulations are continuously evolving both nationally and internationally, particularly within the EU, to accommodate the advancing technical standards and heightened requirements for safety and environmental preservation in the energy sector. International regulations governing safety, materials discharge into the environment and other aspects of environmental protection encompass various regulations, such as the International Convention for the Safety of Life at Sea 1974, the International Convention for the Prevention of Pollution from Ships 1973, the International Safety Management Code for the Safe Operation of Ships and Pollution Prevention, the International Convention on Civil Liability for Oil Pollution Damage 1969, the International Convention on Civil Liability for Bunker Oil Pollution Damage 2001, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments 2004, the Convention on the Prevention of Marine Pollution by Dumping of Waste and other Matters 1972 (as amended by the 1996 London Protocol), and the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers 1978.

Human capital and employees

We are committed to investing in our human capital and creating a supportive work environment that enables our employees to thrive. We believe that by prioritizing the well-being, development and engagement of our workforce, we can drive innovation, deliver exceptional products and services and achieve long-term success.

Workforce profile

As of June 30, 2026, we had 2,009 employees, including 1,046 manufacturing and servicing personnel and 963 corporate, administrative and management personnel. Of this total population, approximately 551 employees in Norway, Germany and Mexico are employed under their respective collective bargaining agreements. Although we have not experienced any labor disruptions, strikes or other forms of labor unrest in connection with such personnel and we consider our employee relations to be good, there can be no assurance that labor disruptions by such employees will not occur in the future.

29.3% of our employees work in North America, 45.6% in Europe, 12.6% in Central and South America, 8.2% in the Middle East and 4.4% in Asia and Australia. Our workforce is diverse and inclusive, comprising of individuals from different backgrounds, cultures and experiences. We believe that diversity strengthens our organization and enables us to better serve our customers and communities.

Ethics and compliance

We operate globally and acknowledge that bribery and corruption may pose a risk. We are committed to upholding ethical and lawful practices in all aspects of our operations, recognizing our responsibility to our employees, stockholders and the communities in which we operate.

Our policies prohibit any form of corruption, including bribery, trading in influence, facilitation payments, network corruption (nepotism), illegal kick-backs or any similar illegal activities. Our Anti-Bribery and Corruption Policy provides guidance for employees to assess risks, understand relevant laws and report concerns.

We conduct annual training on our policies, which includes anti-bribery and corruption training. Additionally, we evaluate the potential exposure to bribery and corruption when engaging with customers and suppliers, and we reject partnerships where we perceive unacceptably high risks. Furthermore, we conduct audits of our suppliers to confirm their compliance with our policies and take corrective actions when necessary.

Health, safety, security and environment

We recognize HSSE as a key component of our organizational culture, and we strive to cultivate an HSSE-focused mindset among our employees and in connection with our activities. Our employees are expected to advance our corporate HSSE values and principles, including caring for the environment and prioritizing the safety and well-being of our employees and other stakeholders. This commitment to HSSE is highlighted by the fact that our board of directors receives and discusses a safety report at the beginning of each quarterly board meeting. Additionally, our Chief Executive Officer, Chief Financial Officer and Chief Administration Officer, General Counsel and Corporate Secretary continuously monitor and update our safety policies and best practices.

We also work towards achieving ESG standards by providing solutions that increase efficiency and reduce our carbon footprint, growing a diverse workforce and protecting human rights.

Employee engagement and well-being

We prioritize the well-being and satisfaction of our employees. We believe that a healthy work-life balance is essential for productivity and overall happiness. To promote employee engagement, we offer flexible work arrangements, wellness programs and employee assistance programs.

We also value open communication and encourage feedback from our employees. We conduct regular pulse surveys and feedback sessions to understand their needs, concerns and suggestions. This helps us create a supportive and inclusive work environment where everyone feels heard and valued.

Talent acquisition and development

We have a comprehensive talent acquisition strategy in place to attract and hire the best candidates for our organization. We focus on identifying individuals who align with our values, possess the necessary skills and expertise and demonstrate a commitment to continuous learning and growth.

Once onboarded, we provide our employees with various opportunities for professional development and advancement. We offer training programs, mentorship initiatives and career development resources to support their growth within the Company.

Compensation and benefits

We provide competitive compensation packages tailored by location that reflect the skills, experience and contributions of our employees. Our compensation structure is designed to reward performance and promote fairness. We also offer a comprehensive benefits package that includes health insurance, retirement plans, paid time off and other perks.

Patents, trademarks and other intellectual property

Over the last several years, we have significantly invested in our research and technology capabilities, as described under “—Research and development.” As a result of these efforts, we introduced several new products and progressed on differentiating technologies that we believe will provide a competitive advantage as our customers focus on extracting oil and natural gas in the most economical and efficient ways possible, including R&D on a fully electric BOP and introduction of the WCSR-X shearing product and various digital solutions.

We seek patent protections for our technology when we deem it prudent, monitor for any potential infringements on patents and trademarks and aggressively pursue protection of these rights, up to and including litigation. As of August 2026, we owned over 740 U.S. and foreign patents and over 230 pending U.S. and foreign patent applications. In addition, we rely to a great extent on the technical expertise and know-how of our personnel to maintain our competitive position, and we make efforts to protect trade secrets and other confidential or proprietary information relating to the technologies we develop.

The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country or Patent Cooperation Treaty application. The patents in our current portfolio expire between August 23, 2026 and January 31, 2045. Once a patent expires, the protection ends, and the claimed invention enters the public domain; that is, anyone can commercially exploit the invention without infringing the patent.

Trademarks are also of considerable importance to the marketing of our products. We consider the HMH™, MHWirth™, Wirth™, Hydril Pressure Control™, Bronco™, VetcoGray™, mh™, Maritime Hydraulics™, mh-Pyramid™, Beware™ and Deal™ trademarks to be important to our business as a whole. We typically register trademarks in many of the countries where the trademarked products are used or generate revenue. We are party to certain license agreements that either grant us limited rights to use certain trademarks or relate to us providing others with the license to use certain trademarks. As part of the formation of HMH B.V., we entered into worldwide, fully paid, nontransferable and non-sublicensable license agreements with a subsidiary of Baker Hughes giving us a limited right to use the terms Vetco™ and VetcoGray™ as trademarks on certain products traditionally sold under those trademarks and certain other intellectual property rights relating to the business line Baker Hughes contributed to HMH B.V. at the time of HMH B.V.’s formation. In addition, as part of the sale of its pressure control business to our predecessor in interest, General Electric Company, Tenaris S.A. entered into a worldwide, fully paid, nontransferable and non-sublicensable limited license agreement with Hydril USA Distribution LLC, our wholly owned subsidiary, for use of the Hydril™ trademark with respect to pressure control products and services related thereto. These agreements contain restrictions on our use of these trademarks, which are owned by others, and we rely upon those other parties to maintain and protect them.

We also rely on trade secret laws and contracts to protect our confidential and proprietary information. To protect our information, we customarily enter into confidentiality agreements with our employees, consultants, partners, customers, potential customers and suppliers, for example. We believe our patents, trademarks and other protections for our proprietary technologies are adequate for the conduct of our business.

Cyclical nature of industry

We operate in a highly cyclical industry. Our business is particularly sensitive to factors such as oil and gas prices, the supply and demand for oil and gas, the level of exploration, development, production, investment, modification and maintenance activity and competition.

Prices for oil and gas commodities have historically been, and are expected to remain, subject to fluctuations in response to changes in the supply and demand for oil and gas, market uncertainty and a variety of other political and economic factors. Prolonged reductions in oil and gas prices typically result in decreased levels of exploration, development, production, investment, modification and maintenance activity by oil and gas companies. Any decreased levels of exploration, development and production activity or reductions or postponement of major expenditures by oil and gas companies could lead to downward pricing pressure on oil and gas service companies such as us and, therefore, could adversely affect our activity and profit.

Seasonality

Historically, demand for our oil and gas-related products and services has been affected by seasonal trends in levels of drilling and production activity in the oil and gas industry. Budgets of many of our customers are based upon a calendar year, and demand for our services has historically been stronger in the second and third calendar quarters when allocated budgets are expended by our customers and seasonal weather conditions are more favorable for drilling and production activities, particularly for offshore operations. Many other factors, such as national or customary holiday seasons, the expiration of drilling leases and the supply of and demand for oil and natural gas, may affect this general trend in any particular year. While we anticipate that the seasonal and other trends described above may continue, there can be no guarantee that spending by our customers will continue to follow patterns observed in the past.

Legal matters

From time to time, we are a party to ongoing legal proceedings in the ordinary course of business. We do not believe the results of currently pending proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or liquidity.

Management

Directors and executive officers

The following table sets forth, as of the date of this prospectus, the names, ages and titles of our directors and executive officers. Executive officers serve at the discretion of our board of directors and until their successors are elected and qualified.

Name	Age	Position

Eirik Bergsvik	66	Chief Executive Officer

Thomas W. McGee	54	Chief Financial Officer

Dwight W. Rettig	66	Chief Administration Officer, General Counsel and Corporate Secretary

Eugene C. Chauviere III	61	Chief Operations Officer

Roy A. Dyrseth	59	Chief Commercial Officer

Pål Skogerbø	53	Chief Technology Officer

Daniel W. Rabun	71	Chair of the Board

Judson E. Bailey	53	Director

Karl Erik Kjelstad	60	Director

Svein O. Stoknes	56	Director

M. Georgia Magno	48	Director

Lance T. Loeffler	49	Director

Kathleen S. McAllister	62	Director

Set forth below is a description of the backgrounds of our directors and executive officers. Unless otherwise indicated, references to positions held at HMH Inc. include positions held at HMH B.V.

Eirik Bergsvik

Mr. Bergsvik has served as Chief Executive Officer of HMH Inc. since its formation in April 2024 and as Chief Executive Officer of HMH B.V. and its subsidiaries since January 2023. Mr. Bergsvik served as President of Equipment and System Solutions of HMH B.V. from October 2021 to January 2023. Prior to that, he served as Chief Executive Officer of MHWirth, before it was contributed to us by Akastor in the formation of HMH B.V., from February 2019 to October 2021 and Vice President of Business Development of Hunter Group ASA (OB: HUNT), an investment company focused on shipping and oil service investments, from 2017 to 2018. From 2011 to 2016, Mr. Bergsvik served as Chief Executive Officer of Interwell AS, a leading supplier of downhole products for oil companies. From 2006 to 2011, Mr. Bergsvik served as Managing Director of National Oilwell Norway AS, a supplier of oilfield services and equipment. Mr. Bergsvik has a degree in Business & Administration from Molde University College and studied Electrical Engineering at Trondheim Marine Engineers School.

Thomas W. McGee

Mr. McGee has served as Chief Financial Officer of HMH Inc. since its formation in April 2024 and as Chief Financial Officer of HMH B.V. and its subsidiaries since October 2021. He has more than 25 years of experience from the oil service, consulting and financial services industries. Prior to HMH B.V., Mr. McGee served in the Office of the Chairman of MHWirth, before it was contributed to us by Akastor in the formation of HMH B.V., from January 2019 to September 2021. From 2016 to 2018, Mr. McGee served as Executive in Residence at Warburg Pincus LLC, a global private equity firm. From 2005 to 2015, he served as Vice President of Corporate Development of NOV (NYSE: NOV), an independent equipment and technology provider to the global energy industry. Mr. McGee has a Bachelor’s degree in Economics from Vanderbilt University and a Master of Business Administration from Wharton Business School at the University of Pennsylvania.

Dwight W. Rettig

Mr. Rettig has served as Chief Administration Officer, General Counsel and Corporate Secretary of HMH Inc. since its formation in April 2024 and as Chief Administration Officer and General Counsel of HMH B.V. since October 2021. He has more than 30 years of experience from the oil service industry. Mr. Rettig previously served in the Office of the Chairman of MHWirth, before it was contributed to us by Akastor in the formation of HMH B.V., from February 2019 to October 2021. From 2016 to 2018, Mr. Rettig served as Executive in Residence at Warburg Pincus LLC, a global private equity firm. From 1990 to 2014, he served as Executive Vice President and General Counsel of NOV. Mr. Rettig’s previous experience includes establishing NOV’s compliance department and assisting NOV with the buyout from United States Steel Corporation (NYSE: X) and Armco Steel Corporation and its subsequent initial public offering. Mr. Rettig has a Bachelor’s degree from Indiana University and a Juris Doctor and Master of Business Administration from the University of Houston.

Eugene C. Chauviere III

Mr. Chauviere has served as Chief Operations Officer of HMH Inc. since July 2024. Prior to that, he served as President of Pressure Control Systems of HMH Inc. since its formation in April 2024 and of HMH B.V. since October 2021. He has more than 35 years of experience from the oil service industry. Mr. Chauviere previously served as Vice President of Subsea Drilling Systems of Baker Hughes (Nasdaq: BKR) from 2008 to October 2021. From 1998 to 2007, he held several global roles at Hydril, including services, operations, projects, engineering, Vice President of Pressure Control and ultimately Chief Executive Officer. From 1988 to 1998, he was at Cooper Cameron Corporation, a manufacturer of oil and gas industrial equipment and services, where he served as a Quality Engineer in the corporate quality team and later as a Project Manager in the subsea business. Mr. Chauviere has a Bachelor of Science degree in Industrial Engineering from Texas A&M University and attended the Stanford Executive Program.

Roy A. Dyrseth

Mr. Dyrseth has served as Chief Commercial Officer of HMH Inc. since its formation in April 2024 and as Chief Commercial Officer of HMH B.V. since October 2022. Prior to that, Mr. Dyrseth served as Senior Vice President and Chief Commercial Officer of MHWirth/ESS from October 2021 to October 2022. From 2016 to October 2021, he had a dual role as Executive Director of Akastor ASA for drilling-related business development and as Chief Commercial Officer of MHWirth. From 2013 to 2016, Mr. Dyrseth served as Chief Executive Officer of MHWirth. Prior to that, he served as Vice President of Sales in Europe, Africa, Russia and the Middle East of NOV from 2006 to 2013 and held various management positions at NOV from 1997 to 2006. Mr. Dyrseth has a Bachelor of Science degree in Marine Technical Operations from Aalesund University College.

Pål Skogerbø

Mr. Skogerbø has served as Chief Technology Officer of HMH Inc. since July 2024. Prior to that, he served as President of Equipment and System Solutions of HMH Inc. since its formation in April 2024 and of HMH B.V.

since January 2023 and as Senior Vice President of Technology of HMH B.V. from July 2022 to January 2023. He held several roles at MHWirth from 2014 to July 2022, including Senior Vice President of Product Engineering, Senior Vice President of Digital Technology and ultimately Chief Technology Officer, and at Aker Solutions from 2007 to 2014. He has a Bachelor of Science degree in Mechatronics from the University of Agder and a Master of Science degree in Process Automation from Telemark University College (now known as the University of South-Eastern Norway).

Daniel W. Rabun

Mr. Rabun has been chair of our board of directors since March 2026. He has served as the chairman of HMH B.V.’s board of directors since October 2024. He has also served on the board of directors of Borr Drilling Limited (NYSE and OSE: BORR), an international drilling contractor, since April 2023 and the board of directors of Golar LNG Ltd. (Nasdaq: GLNG), a maritime liquefied natural gas infrastructure company, since 2015. From 2018 to July 2025, Mr. Rabun served on the board of directors (and as chairman of the board) of ChampionX Corporation (Nasdaq: CHX), a provider of chemical solutions, artificial lift systems and equipment and technologies for the oil and gas industry. From 2015 to May 2024, Mr. Rabun served on the board of directors of APA Corporation (formerly known as Apache Corporation) (Nasdaq: APA). Prior to that, he was at Ensco plc (formerly NYSE: ESV), an offshore drilling services company, based in London, where he served as chairman of the board of directors from 2007 to 2015, Chief Executive Officer from 2007 to 2014 and President from 2006 to 2014. Prior to joining Ensco plc, Mr. Rabun was a partner with the international law firm of Baker McKenzie LLP, where he provided legal advice to oil and gas companies from 1986 to 2004. Mr. Rabun has a Bachelor’s degree in Business Administration from the University of Houston and a Juris Doctor from Southern Methodist University’s Dedman School of Law and is a Certified Public Accountant (CPA).

We believe Mr. Rabun’s legal and accounting knowledge, executive leadership experience and history of directorships on boards makes him qualified to serve as a member of our board of directors.

Judson E. Bailey

Mr. Bailey has been a member of our board of directors since March 2026. He has served as a member of HMH B.V.’s board of directors since July 2023. Mr. Bailey has served as Vice President of Corporate Development of Baker Hughes (Nasdaq: BKR) since August 2023, where he leads M&A and strategic early-stage investment efforts, and served as Vice President of Investor Relations of Baker Hughes from August 2019 to August 2023. Prior to joining Baker Hughes, Mr. Bailey gained extensive experience as a sell-side research analyst, covering the oilfield services and equipment industry for nearly 20 years at various firms, including serving as Managing Director at Wells Fargo Securities, LLC from 2014 to August 2019, Senior Managing Director at ISI Group, LLC from 2012 to 2014 and Managing Director at Jefferies & Company, Inc. from 2000 to 2012. His expertise and contributions have been recognized by numerous industry organizations, including multiple rankings as an equity analyst in the Institutional Investor survey for the Oilfield Services & Equipment sector and ranking #1 in 2022 and 2023 in the Institutional Investor survey for Investor Relations. Mr. Bailey has a Bachelor’s degree from Texas A&M University and is a Chartered Financial Analyst (CFA).

We believe Mr. Bailey’s deep knowledge of the oilfield services and energy markets as well as his capital markets and M&A experience make him qualified to serve as a member of our board of directors.

Karl Erik Kjelstad

Mr. Kjelstad has been a member of our board of directors since March 2026. He has served as a member of HMH B.V.’s board of directors since October 2021. Mr. Kjelstad has served as Chief Executive Officer of Akastor

ASA since 2018 and served as Executive Vice President and Investment Director of Akastor ASA from 2014 to 2017. Prior to that, he held numerous key positions at the Aker group, including Executive Vice President of Oilfield Services and Marine Assets of Aker Solutions from 2009 to 2014, Senior Partner and President of Maritime of Aker ASA from 2007 to 2009 and President and Chief Executive Officer of Aker Yards ASA from 1998 to 2007. He has also held several board positions in different industries, including the oil service, offshore drilling, offshore and merchant shipping, shipbuilding, IT services, real estate and construction industries. Mr. Kjelstad has a Master of Sciences in Marine Engineering from the Norwegian University of Science and Technology (NTNU) and an Advanced Management Program executive degree from Harvard Business School.

We believe Mr. Kjelstad’s significant leadership experience in energy services companies and history of directorship on boards in various industries make him qualified to serve as a member of our board of directors.

Svein O. Stoknes

Mr. Stoknes has been a member of our board of directors since March 2026. He has served as a member of HMH B.V.’s board of directors since January 2026. Mr. Stoknes has served as Chief Financial Officer of Aker ASA since 2019. Prior to that, he held numerous key positions at Aker Solutions ASA from 2007 to 2019, including Chief Financial Officer from 2014 to 2019. Mr. Stoknes has also held a range of senior positions within finance and advisory for organizations like Tandberg ASA, Citigroup Inc. (NYSE: C), Norwegian Trade Council and ABB Ltd. Mr. Stoknes serves on various boards of directors, including Akastor ASA (OSE: AKAST), Aker Capital AS, ICP Asset Management AS, Aker Horizons ASA (OSE: AKH) and several other private companies where Aker is the largest shareholder. He has a Master’s degree in Business and Economics from the Norwegian School of Management and a Master of Business Administration from Columbia Business School in New York.

We believe Mr. Stoknes’ significant leadership and finance experience and history of directorships on various companies’ boards across numerous industries make him qualified to serve as a member of our board of directors.

M. Georgia Magno

Ms. Magno has been a member of our board of directors since March 2026. She has served as a member of HMH B.V.’s board of directors since March 2025. Ms. Magno has served as Chief Legal Officer of Baker Hughes since January 2024, where she is responsible for Baker Hughes’ legal and regulatory affairs, corporate governance and compliance function and for driving regulatory compliance, risk management and strategic direction of corporate governance across Baker Hughes, as well as liaising with its board of directors. She has more than 20 years of management and legal experience and, since joining Baker Hughes in 2017, she has served in legal roles of increasing complexity and responsibility across commercial, operational and product line organizations in multiple countries, including Italy and the United States. Her roles at Baker Hughes include Vice President and General Counsel of Baker Hughes’ Industrial & Energy Technology business segment from October 2022 to December 2023, head of legal and compliance of Baker Hughes’ Turbomachinery & Process Solutions, Climate Technology Solutions and New Frontiers business segments from January 2022 to October 2022, and General Counsel and Vice President of the Turbomachinery & Process Solutions business segment from January 2017 to January 2022. Prior to the merger between Baker Hughes and General Electric Company’s oil and gas business (“GE Oil & Gas”), Ms. Magno served in various roles for GE Oil & Gas between April 2010 and December 2016, including Associate General Counsel of Commercial, Associate General Counsel of Global Supply Chain and Senior Counsel of Sourcing. Prior to joining GE Oil & Gas, she worked as an international litigator at Weil, Gotshal & Manges LLP from September 2006 to March 2010 and Cleary Gottlieb Steen & Hamilton LLP from September 2004 to July 2006. Ms. Magno serves as a trustee of the Baker Hughes Foundation. Ms. Magno has a Juris Doctor from Università di Bologna and a Master of Laws degree from Harvard Law School. She is a member of the New York Bar and has been a visiting researcher at the Wharton School at the University of Pennsylvania.

We believe Ms. Magno’s significant international legal experience and professional experience in various executive leadership roles make her qualified to serve as a member of our board of directors.

Lance T. Loeffler

Mr. Loeffler has been a member of our board of directors since April 2026. He has served as Senior Vice President and Chief Financial Officer of International Paper Co. (NYSE: IP; LSE: IPC), a pulp and paper company, since February 2025. He previously served in various positions at Halliburton Company (NYSE: HAL), a provider of products and services to the energy industry, including Senior Vice President, Middle East North Africa Region from May 2022 to December 2024, Executive Vice President and Chief Financial Officer from 2018 to May 2022, Vice President of Investor Relations from 2016 to 2018 and Vice President of Corporate Development from 2014 to 2016. Prior to that, Mr. Loeffler spent 10 years in investment banking and held various positions at Deutsche Bank Securities from 2010 to 2014 and UBS Investment Bank from 2004 to 2010. Mr. Loeffler has a Bachelor’s degree in Finance and a Master of Business Administration, with concentrations in Finance and Accounting, in each case from the McCombs School of Business at The University of Texas at Austin.

We believe Mr. Loeffler’s deep knowledge of the energy products and services industry as well as his financial experience make him qualified to serve as a member of our board of directors.

Kathleen S. McAllister

Ms. McAllister has been a member of our board of directors since April 2026. She has served as an independent director and member of the audit committee of Black Hills Corporation (NYSE: BKH), an electric and gas utility company, since November 2019 and as an independent director of Höegh LNG Partners LP (formerly NYSE: HMLP), an energy infrastructure provider, since 2017. Ms. McAllister previously served on the board of directors of SilverBow Resources, Inc. (formerly NYSE: SBOW) from January 2023 until its acquisition by Crescent Energy Company in July 2024, the board of directors of TMC the metals company Inc. (Nasdaq: TMC) from February 2022 to May 2024 and the board of directors of Maersk Drilling (OMXC: DRLCO), from January 2019 to April 2021. From 2014 to 2016, she served as President, Chief Executive Officer and a director of Transocean Partners LLC (formerly NYSE: RIGP) and as Chief Financial Officer in 2016. From 2005 to 2014, Ms. McAllister was at Transocean Ltd. (NYSE and SIX: RIG), an international offshore contract drilling services provider, where she served as Vice President and Treasurer from 2011 to 2014 and Finance Director of Americas from 2007 to 2011. She held various finance, accounting, treasury and tax roles at Helix Energy Solutions Group, Inc. (NYSE: HLX) from 2004 to 2005, Veritas DGC Inc. (formerly NYSE and TSX: VTS) from 1997 to 2003 and Baker Hughes (formerly NYSE: BHI) from 1992 to 1997, and she began her career at Deloitte & Touche LLP in 1989. Ms. McAllister has a Bachelor of Science degree in Accounting from the University of Houston—Clear Lake and is a Certified Public Accountant (CPA).

We believe Ms. McAllister’s executive leadership experience and history of directorships on boards in the energy industry makes her qualified to serve as a member of our board of directors.

Board of directors

Daniel W. Rabun, Judson E. Bailey, Karl Erik Kjelstad, M. Georgia Magno and Svein O. Stoknes have served as directors of HMH Inc. since March 2026, and Daniel W. Rabun has served as chair of our board of directors since March 2026. Lance T. Loeffler and Kathleen S. McAllister have served as directors of HMH Inc. since April 2026. So long as we maintain a listing for our Class A common stock on Nasdaq, a majority of our board of directors generally must be independent, subject to certain limited exceptions and a phase-in period set forth under the Nasdaq listing standards. Our board of directors consists of seven directors, three of whom satisfy the independence requirements of the Exchange Act and the Nasdaq listing standards. Our board of directors determined that each of Lance T. Loeffler, Kathleen S. McAllister and Daniel W. Rabun is independent within the meaning of the Nasdaq listing standards currently in effect. We expect a majority of our board of directors to be comprised of independent directors within 12 months from the date of listing to comply with the majority independent board requirement of the Nasdaq listing standards.

Our board of directors consists of one class of directors. Our amended and restated certificate of incorporation provides that all directors elected at annual meetings of stockholders will be elected for terms expiring at the next annual meeting of stockholders. Our amended and restated certificate of incorporation further provides that the initial number of authorized directors is seven.

In connection with the closing of the IPO, we entered into the Stockholders’ Agreement with the Principal Stockholders. The Stockholders’ Agreement provides each of the Principal Stockholders with the right to designate nominees to our board of directors as follows:

•	so long as Baker Hughes and its affiliates collectively beneficially own at least 8,800,000 shares of our common stock, Baker Hughes can designate two nominees to our board of directors;

•

so long as Baker Hughes and its affiliates collectively beneficially own at least 4,400,000 but less than 8,800,000 shares of our common stock, Baker Hughes can designate one nominee to our board of directors;

•	so long as Akastor and its affiliates collectively beneficially own at least 8,800,000 shares of our common stock, Akastor can designate two nominees to our board of directors; and

•	so long as Akastor and its affiliates collectively beneficially own at least 4,400,000 but less than 8,800,000 shares of our common stock, Akastor can designate one nominee to our board of directors.

Pursuant to the Stockholders’ Agreement, we are required to (i) include the Principal Stockholder nominees on each slate of director nominees for election in our annual meeting or special meeting proxy statement (or consent solicitation or similar document), (ii) recommend the election of such nominees to our stockholders and (iii) otherwise use our reasonable best efforts to cause such nominees to be elected to our board of directors. Each Principal Stockholder also has the exclusive right to remove its respective designees and to fill vacancies created by the removal or resignation of its designees (unless such Principal Stockholder does not have the requisite ownership to fill such vacancies).

Furthermore, for so long as a Principal Stockholder and its affiliates collectively beneficially own at least 4,400,000 shares of our common stock, any increase or decrease to the size of our board of directors or amendment, modification or waiver of our amended and restated bylaws that relates to the size of our board of directors will require the prior written consent of such Principal Stockholder.

See “Certain relationships and related party transactions—Stockholders’ Agreement.”

Committees of the board of directors

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Pursuant to our amended and restated bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations. Pursuant to the Stockholders’ Agreement, if we establish any committee of our board of directors other than the audit committee, the compensation committee or the nominating and governance committee, such committee will consist of at least one director nominated by each Principal Stockholder if requested by such Principal Stockholder and only if such Principal Stockholder is then entitled to nominate at least one director to our board of directors. See “Certain relationships and related party transactions—Stockholders’ Agreement.”

For each committee below, the rules of the SEC and Nasdaq require us to have (i) one independent committee member (a) for the audit committee, upon the listing of our Class A common stock and (b) for each of the compensation committee and the nominating and governance committee, by the earlier of the date the IPO closed and five days from the listing of our Class A common stock, (ii) a majority of independent committee members within 90 days of March 31, 2026 (the effective date of the IPO registration statement) and (iii) all independent committee members within one year of March 31, 2026 (the effective date of the IPO registration statement).

Audit committee

Our board of directors established an audit committee in connection with the IPO whose functions include the following:

•

assist our board of directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and our accounting and financial reporting processes of and the audits of our financial statements;

•	prepare the report required by the SEC for inclusion in our annual proxy statement;

•	approve audit and non-audit services to be performed by the independent accountants; and

•	perform such other functions as our board of directors may from time to time assign to the audit committee.

Our audit committee consists of Ms. McAllister (chairperson), Mr. Loeffler and Mr. Rabun, each of whom satisfies the independence requirements of the Exchange Act and the Nasdaq listing standards and satisfies the financial literacy requirement for audit committee members under the Nasdaq listing standards. Ms. McAllister qualifies as an audit committee financial expert as defined under Item 407(d) of Regulation S-K and satisfies the financial sophistication requirement under the Nasdaq listing standards.

Our board of directors has adopted a written charter for the audit committee, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq. This charter became effective and was posted on our website upon the listing of our Class A common stock on Nasdaq.

Compensation committee

Our compensation committee consists of Mr. Rabun (chairperson), Mr. Loeffler and Ms. McAllister. This committee establishes or recommends for approval salaries, incentives and other forms of compensation for officers and directors. The compensation committee also administers or makes recommendations with respect to any long-term incentive plan that may be adopted. The specific functions and responsibilities of the compensation committee are set forth in the compensation committee charter.

Our board of directors has adopted a written charter for the compensation committee, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq. This charter became effective and was posted on our website upon the listing of our Class A common stock on Nasdaq.

Nominating and governance committee

Our nominating and governance committee consists of Mr. Loeffler (chairperson), Ms. McAllister and Mr. Rabun. This committee identifies, evaluates and recommends qualified nominees to serve on our board of directors, develops and oversees our internal corporate governance processes and maintains a management succession plan. The specific functions and responsibilities of the nominating and governance committee are set forth in the nominating and governance committee charter.

Our board of directors has adopted a written charter for the nominating and governance committee, which satisfies the applicable rules of the SEC and the listing standards of Nasdaq. This charter became effective and was posted on our website upon the listing of our Class A common stock on Nasdaq.

Compensation committee interlocks and insider participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board of directors or compensation committee. No member of our board of directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Board role in risk oversight

Our corporate governance guidelines provide that our board of directors is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility is largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Code of business conduct and ethics

Our board of directors has adopted a code of conduct applicable to our employees, directors and officers, which became effective upon the listing of our Class A common stock on Nasdaq. In addition, our board of directors has adopted a code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions designated by our board of directors, which became effective upon the listing of our Class A common stock on Nasdaq and constitutes our “code of ethics” within the meaning of applicable U.S. federal securities laws. We intend to satisfy the disclosure requirements regarding amendments to, or waivers from, provisions of our code of ethics by posting such information on our website at www.hmhw.com.

Corporate governance guidelines

Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of Nasdaq, which became effective upon the listing of our Class A common stock on Nasdaq.

Executive compensation

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table, an Outstanding Equity Awards at Fiscal Year-End Table and a Director Compensation Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our next two other most highly compensated executive officers as of December 31, 2025.

HMH Inc. was not formed until April 2024 and, prior to the IPO, had not performed operations other than tasks in connection with the IPO. Following the IPO, the operations of HMH B.V. and its subsidiaries are carried on by HMH Inc. and its subsidiaries, and the executive officers of HMH B.V. are our executive officers. As such, we believe that disclosure regarding our executive officers’ compensation for the full 2025 and 2024 fiscal years, which was established and paid by HMH B.V., is generally appropriate and relevant to the stockholders since we generally have continued these compensation arrangements following the IPO and, as such, is disclosed below. Accordingly, our “Named Executive Officers” are:

•	Eirik Bergsvik, Chief Executive Officer (“CEO”);

•	Thomas W. McGee, Chief Financial Officer (“CFO”); and

•	Dwight W. Rettig, Chief Administration Officer (“CAO”), General Counsel (“GC”) and Corporate Secretary (“CS”).

2025 Compensation of named executive officers

Annual base salary

Annual base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team when considered in combination with the other components of the executive compensation program. From January 1, 2025 through June 30, 2025, for Mr. Bergsvik, or through July 6, 2025, for Messrs. McGee and Rettig, the Named Executive Officers’ annual base salaries were $522,678, $482,040 and $482,040, respectively, and following our board of directors’ annual review of compensation, for the applicable remainder of 2025, Messrs. Bergsvik’s, McGee’s and Rettig’s annual base salaries were $538,358, $496,501 and $496,501, respectively. See the “Salary” column in the 2025 Summary Compensation Table for the annual base salary received by each of the Named Executive Officers in 2025. Mr. Bergsvik’s base salary was converted to U.S. dollars for the purpose of this disclosure using the average exchange ratio of 1 NOK to 0.099 U.S. dollars for 2025.

Annual bonuses

Each Named Executive Officer is eligible to participate in our annual bonus program. Under our annual bonus program, participants are eligible to receive an annual cash bonus based on performance criteria established by our board of directors with a target annual incentive opportunity calculated as a percentage of their respective annual salaries. For 2025, Messrs. Bergsvik, McGee and Rettig were eligible to earn an annual performance-based bonus based on the level of achievement of the adjusted EBITDA goal set forth below, with an annual target bonus opportunity as a percentage of annual base salary equal to 100%, 75% and 75%, respectively.

Subject to achievement of adjusted EBITDA of $160 million (U.S. dollars), 50% of the target bonus opportunity would have been earned, with the percentage of the target bonus opportunity earned increasing by 10% for every additional $5 million in adjusted EBITDA up to $185 million, then increasing by 5% for every additional $5 million in adjusted EBITDA up to $205 million, and finally increasing by 10% for every additional $5 million in adjusted EBITDA up to $220 million. Had adjusted EBITDA hit or exceeded $245 million, the maximum payout of 200% would have been achieved. To the extent adjusted EBITDA had been met between two performance levels, the payout percentage would have been determined based on straight-line interpolation. Had adjusted EBITDA been below $160 million, no bonus would have been paid.

Except as described under “—Additional narrative disclosure—Potential payments upon termination or change in control,” each Named Executive Officer was required to be employed on the date of payment in order to be eligible to receive an annual bonus.

For 2025, our overall performance in relation to a pre-established adjusted EBITDA target resulted in a payout equal to 70% of each Named Executive Officer’s individual bonus target. The amounts of the annual cash bonuses earned by our Named Executive Officers for 2025 are reflected in the “Non-equity incentive plan compensation” column of the 2025 Summary Compensation Table below.

Equity awards

Prior to the IPO, we granted phantom awards to key employees, including our Named Executive Officers, as described below. Recipients were required to satisfy service-based and, for certain awards, performance-based requirements to vest in their awards, and the awards were payable only if a “liquidity event” occurred as described in more detail below. The value payable in respect of an award was based on the value of the Company at the time of a liquidity event compared to the value of the Company at the time of grant. A “liquidity event” was defined as a change in control or an IPO (each, as defined in the award agreements), in either case, occurring before the earliest of (i) the eighth anniversary of grant, (ii) the date on which the recipient violated any restrictive covenant to which the recipient was subject and (iii) the date of the recipient’s termination, except as otherwise set forth in the award agreements and described below. In the event of a recipient’s termination for “cause” (as defined in the award agreements) prior to a liquidity event, such recipient’s awards would be forfeited, even if the vesting requirements had been met prior to such termination.

Because the consummation of the IPO constituted an “IPO” for purposes of the phantom awards, the level of achievement of the performance-based vesting criteria was deemed satisfied at a specified level at the time of the liquidity event, as described in more detail below, and the awards converted into awards with respect to our Class A common stock.

Recipients of phantom awards are subject to 12-month post-termination non-competition, non-solicitation (of employees, independent contractors and business relationships) and non-interference restrictions. Additionally, recipients are subject to non-disparagement and confidentiality restrictions. For additional information regarding the treatment of Messrs. McGee’s and Rettig’s phantom awards that would have applied in connection with certain terminations of employment, assuming such terminations had occurred on December 31, 2025, see “—Additional narrative disclosure—Potential payments upon termination or change in control.”

Founders’ Awards

Effective January 31, 2022, we granted and issued phantom awards to employees, including the Named Executive Officers, subject to a service-based vesting requirement to remain employed through the date of a liquidity event (the “Founders’ Awards”). Based on a $600 million valuation of the Company’s equity, Messrs. Bergsvik’s, McGee’s and Rettig’s Founders’ Award values were $700,000, $900,000 and $900,000, respectively. The consummation of the IPO resulted in the vesting of the service-based requirements of the

Founders’ Awards, and the Named Executive Officers were issued the following numbers of shares of our Class A common stock in settlement of the Founders’ Awards: Mr. Bergsvik (50,097 shares), Mr. McGee (64,410 shares) and Mr. Rettig (64,410 shares).

2022 LTI program

Effective September 1, 2022, we granted and issued phantom awards that were 50% subject to the Named Executive Officer satisfying service-based vesting requirements only (the “2022 Time-based LTI”) and 50% subject to satisfaction of service- and performance-based requirements (the “2022 Performance-based LTI” and, together with the 2022 Time-based LTI, the “2022 LTI Awards”) and that were to be paid on the occurrence of a liquidity event. Based on a $600 million valuation of the Company’s equity, Messrs. Bergsvik’s, McGee’s and Rettig’s award values were $600,000, $375,000 and $375,000, respectively. The service-based requirements with respect to the 2022 Time-based LTI were satisfied one-third on each of September 1, 2023, September 1, 2024 and September 1, 2025, and the 2022 Performance-based LTI (which could have been earned at up to 200% of target depending on the Company’s EBITDA growth as compared to the EBITDA growth of a set of peer companies over the three-year period from September 1, 2022 through August 31, 2025) was earned at 100% of target. Therefore, the Named Executive Officers vested in 100% of their target 2022 LTI Awards as of September 1, 2025.

In connection with the consummation of the IPO, the Named Executive Officers were issued the following numbers of shares of our Class A common stock in settlement of their vested 2022 LTI Awards: Mr. Bergsvik (42,940 shares), Mr. McGee (26,838 shares) and Mr. Rettig (26,838 shares).

2023 LTI program

Effective September 1, 2023, we granted and issued phantom awards that were 50% subject to the Named Executive Officer satisfying service-based requirements (the “2023 Time-based LTI”) and 50% subject to the satisfaction of performance-based requirements (the “2023 Performance-based LTI” and, together with the 2023 Time-based LTI, the “2023 LTI Awards”). Based on a $700 million valuation of the Company’s equity, Messrs. Bergsvik’s, McGee’s and Rettig’s award values were $570,000, $356,250 and $356,250, respectively. The service-based requirements with respect to the 2023 Time-based LTI were satisfied one-third on each of September 1, 2024, September 1, 2025 and September 1, 2026, and the 2023 Performance-based LTI (which could have been earned at up to 200% of target depending on the Company’s EBITDA growth as compared to the EBITDA growth of a set of peer companies over the three-year period from September 1, 2023 through August 31, 2026) was earned at 100% of target as of August 31, 2026.

In connection with the consummation of the IPO, the Named Executive Officers were issued the following numbers of shares of our Class A common stock in settlement of the previously vested portions of their 2023 LTI Awards: Mr. Bergsvik (11,655 shares), Mr. McGee (7,284 shares) and Mr. Rettig (7,284 shares).

In addition, the unvested portions of the Named Executive Officers’ 2023 LTI Awards converted into unvested awards with respect to shares of our Class A common stock (see below under “—Converted awards”). Following the earning of the performance-based portion of the converted awards as of August 31, 2026 and the final time-based portion of the awards on September 1, 2026, the Named Executive Officers were issued the following numbers of shares of Class A common stock in settlement of these awards: Mr. Bergsvik (23,311 shares), Mr. McGee (14,570 shares) and Mr. Rettig (14,570 shares).

2024 LTI program

Effective as of September 1, 2024, we granted and issued phantom awards (the “2024 LTI Awards”) with substantially the same terms as the 2023 LTI Awards; provided that, with respect to the 2024 LTI Awards, the date on which the service-based vesting requirements and performance period, respectively, commenced was September 1, 2024. Based on a $1.0 billion valuation of the Company’s equity, Messrs. Bergsvik’s, McGee’s and Rettig’s award values were $570,000, $356,250 and $356,250, respectively.

In connection with the consummation of the IPO, the Named Executive Officers were issued the following numbers of shares of our Class A common stock in settlement of the previously vested portions of their 2024 LTI Awards: Mr. Bergsvik (4,079 shares), Mr. McGee (2,549 shares) and Mr. Rettig (2,549 shares).

In addition, the Named Executive Officers were granted converted awards for the unvested portions of their 2024 LTI Awards (see below under “—Converted awards”). Upon the September 1, 2026 vesting date for the second tranche of the time-based portion of these converted awards, the Named Executive Officers were issued the following numbers of shares of Class A common stock in settlement of that portion of the awards: Mr. Bergsvik (4,079 shares), Mr. McGee (2,550 shares) and Mr. Rettig (2,550 shares).

2025 LTI program

Effective as of September 1, 2025, we granted and issued phantom awards (the “2025 LTI Awards”) with substantially the same terms as the 2024 LTI Awards; provided that, with respect to the 2025 LTI Awards, the date on which the service-based vesting requirements and performance period, respectively, commenced was September 1, 2025 (see below under “—Converted awards”). Based on a $1.0 billion valuation of the Company’s equity, Messrs. Bergsvik’s, McGee’s and Rettig’s award values were $570,000, $356,250 and $356,250, respectively.

In connection with the consummation of the IPO, the Named Executive Officers were granted converted awards for their 2025 LTI Awards. Upon the September 1, 2026 vesting date for the first tranche of the time-based portion of these converted awards, the Named Executive Officers were issued the following numbers of shares of Class A common stock in settlement of that portion of the awards: Mr. Bergsvik (4,079 shares), Mr. McGee (2,549 shares) and Mr. Rettig (2,549 shares).

2026 LTIP

We have adopted, and our stockholders have approved, the 2026 LTIP in order to facilitate the grant of cash and equity incentives to directors, consultants and employees (including our Named Executive Officers) of the Company and certain of its subsidiaries and to enable the Company and certain of its subsidiaries to obtain and retain the services of these individuals, which are essential to our long-term success. The 2026 LTIP became effective as of immediately prior to the time at which the IPO registration statement was declared effective by the SEC. For additional information about the 2026 LTIP, see “—Additional narrative disclosure—2026 LTIP.”

Converted awards

The consummation of the IPO constituted an “IPO” under the Founders’ Awards, the 2022 LTI Awards, the 2023 LTI Awards, the 2024 LTI Awards and the 2025 LTI Awards (collectively, the “LTI Awards”). Effective as of the date of the closing of the IPO, the outstanding LTI Awards were converted into awards of equivalent value under the 2026 LTIP. The converted awards remain subject to the vesting terms of the corresponding LTI Awards that continued to apply following the IPO and, upon satisfaction of the applicable vesting conditions, the awards were, or will be, settled in shares of Class A common stock. We received, or will receive, a corresponding number of B.V. Voting Class A Shares and B.V. Voting Class B Shares from HMH B.V. as part of such settlement in accordance with the Partnership Agreement.

2026 LTIP awards

On June 19, 2026, we granted awards of restricted stock units (“RSUs”) and performance stock units (“PSUs”) to each of the Named Executive Officers under the 2026 LTIP in the following amounts (at target, for the PSUs): 48,232 RSUs and 48,232 PSUs to Mr. Bergsvik and 24,116 RSUs and 24,116 PSUs to each of Messrs. McGee and Rettig.

Each RSU represents the right to receive one share of our Class A common stock on vesting. The RSUs vest in one-third installments on each of September 19, 2027, June 19, 2028 and June 19, 2029, subject generally to continued employment through the applicable vesting date.

Each PSU represents the right to earn up to two shares of our Class A common stock, to the extent that the relative total shareholder return (“TSR”) performance condition is met, such that the maximum number of shares that may be earned is 200% of the target number of PSUs. The PSUs will be earned based on our TSR over the three-year performance period beginning on June 19, 2026, and ending June 18, 2029, as compared to the TSR of a designated group of peer companies, subject generally to continued employment through the end of the performance period. If our TSR ranks above the 25th percentile and below the 75th percentile, 100% of the target PSUs will be earned. If our TSR ranks at or above the 75th percentile, 200% of the target PSUs will be earned. If our TSR ranks below the 25th percentile, none of the PSUs will be earned.

2025 Summary compensation table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the fiscal years ended December 31, 2025 and December 31, 2024:

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Stock awards ($)(2)	Option awards ($)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total ($)
Eirik Bergsvik	2025	530,518	—	570,000	—	376,850	86,767	1,187,285
CEO	2024	484,058	—	570,000	—	530,508	89,699	1,674,265
Thomas W. McGee	2025	488,714	—	356,250	—	260,663	25,658	870,622
CFO	2024	474,480	—	356,250	—	390,452	25,214	1,246,396
Dwight W. Rettig	2025	488,714	—	356,250	—	260,663	37,244	882,208
CAO, GC & CS	2024	474,480	—	356,250	—	390,452	29,861	1,251,043

(1)	Mr. Bergsvik’s base salary was converted to U.S. dollars for the purpose of this disclosure using the average exchange ratio of (i) 1 NOK to 0.099 U.S. dollars for 2025 and (ii) 1 NOK to 0.093 U.S. dollars for 2024. Although Norwegian laws can vary the timing of vacation accrual between years, any incremental costs associated therewith are not reflected in Mr. Bergsvik’s salary amount.

(2)	The amounts shown in this column for 2025 include the value of the 2025 LTI Awards as computed for accounting purposes in accordance with ASC Topic 718; however, the accounting cost of the 2025 LTI Awards has not been recorded in the Company’s financial statements because, pursuant to applicable guidance, the occurrence of a liquidity event was not deemed probable. The amounts shown in this column for 2024 include the value of the 2024 LTI Awards as computed for accounting purposes in accordance with ASC Topic 718; however, the accounting cost of the 2024 LTI Awards has not been recorded in the Company’s financial statements because, pursuant to applicable guidance, the occurrence of a liquidity event was not deemed probable.

(3)	The amounts shown in this column are the annual cash bonuses paid to the Named Executive Officers. Annual cash bonuses for 2025 were based on our financial and operational achievement against a pre-established adjusted EBITDA target under the 2025 HMH Incentive Compensation Plan. Our overall performance against such pre-established adjusted EBITDA target resulted in payouts equal to 70% of each Named Executive Officer’s individual bonus target. The amounts shown in this column for 2025 and 2024 are the amounts paid to the Named Executive Officers in 2026 and 2025, respectively, and relate to the annual cash bonuses in respect of the 2025 and 2024 performance years, with Mr. Bergsvik’s 2025 and 2024 annual bonuses converted to U.S. dollars for the purpose of this disclosure using the average exchange ratio of (i) 1 NOK to 0.099 U.S. dollars for 2025 and (ii) 1 NOK to 0.093 U.S. dollars for 2024.

(4)

The amounts shown in this column include, for (i) Mr. Bergsvik, (a) the amounts of MHWirth AS’s contribution under the Norway pension schemes to Mr. Bergsvik ($14,278 in 2025 and $16,033 in 2024), (b) the cost of the Houston, Texas apartment provided for Mr. Bergsvik’s use when he is in the Houston, Texas area for business ($71,941 in 2025 and $72,327 in 2024), (c) a vehicle allowance in Norway, and (d) the cost of a company-provided cell phone (each amount was converted to U.S. dollars, except for the Houston, Texas apartment (which was paid in U.S. dollars), using the average exchange ratio of 1 NOK to 0.099 U.S. dollars for 2025 and 1 NOK to 0.093 U.S. dollars for 2024) and for (ii) Messrs. McGee and Rettig, (a) the dollar value of long-term disability and group term life insurance premiums paid by the Company on their behalf and (b) the amounts of HMH B.V. contributions under HMH B.V.’s 401(k) plan to each of Messrs. McGee and Rettig in the amount of $21,000 and $21,000, respectively, for 2025 and $20,700 and $20,700, respectively, for 2024.

Outstanding equity awards at fiscal year-end

The Company did not have any share-denominated awards outstanding as of December 31, 2025. However, the LTI Awards were outstanding as of such date, which, as of such date, were dollar-denominated awards that were to be cash-settled, in the event of a change in control, or stock-settled, in the event of an IPO. The values of these awards fluctuated with, and ultimately were to be determined based on, the value of the Company at the time of a liquidity event relative to the value of the Company at the time of grant. Accordingly, as of December 31, 2025, these awards did not cover a discernible number of shares of our Class A common stock and, therefore, the aggregate estimated values of these awards as of December 31, 2025 (and not an underlying share count) are included in the table below.

	Stock Awards

Name	Award	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)(1)		Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested($)(1)
Eirik Bergsvik	Founders’ Award	N/A	—		N/A	1,166,667	(2)
	2022 LTI Award	N/A	500,000	(3)	N/A	500,000	(4)
	2023 LTI Award	N/A	407,143	(5)	N/A	407,143	(6)
	2024 LTI Award	N/A	285,000	(7)	N/A	285,000	(8)
	2025 LTI Award	N/A	285,000	(9)	N/A	285,000	(10)
Thomas W. McGee	Founders’ Award	N/A	—		N/A	1,500,000	(2)
	2022 LTI Award	N/A	312,500	(3)	N/A	312,500	(4)
	2023 LTI Award	N/A	254,464	(5)	N/A	254,464	(6)
	2024 LTI Award	N/A	178,125	(7)	N/A	178,125	(8)
	2025 LTI Award	N/A	178,125	(9)	N/A	178,125	(10)
Dwight W. Rettig	Founders’ Award	N/A	—		N/A	1,500,000	(2)
	2022 LTI Award	N/A	312,500	(3)	N/A	312,500	(4)
	2023 LTI Award	N/A	254,464	(5)	N/A	254,464	(6)
	2024 LTI Award	N/A	178,125	(7)	N/A	178,125	(8)
	2025 LTI Award	N/A	178,125	(9)	N/A	178,125	(10)

(1)	Amounts in these columns represent the aggregate estimated value of the outstanding awards as of December 31, 2025.

(2)	Represents the Founders’ Award, which was scheduled to vest subject to the Named Executive Officer remaining employed through the date of a liquidity event, and which was settled as described under “—2025 Compensation of named executive officers—Equity awards—Founders’ Awards.”

(3)	Represents the 2022 Time-based LTI component of the 2022 LTI Award, for which the Named Executive Officer satisfied one-third of the service requirement on each of September 1, 2023, September 1, 2024 and September 1, 2025, and which was settled as described under “—2025 Compensation of named executive officers—Equity awards—2022 LTI program.”

(4)	Represents the 2022 Performance-based LTI component of the 2022 LTI Award, which was eligible to vest subject to the Company’s EBITDA growth as compared to the EBITDA growth of peer companies over the three-year period from September 1, 2022 through August 31, 2025, subject to the Named Executive Officer’s continued employment throughout such three-year period, and which was settled as described under “—2025 Compensation of named executive officers—Equity awards—2022 LTI program.”

(5)	Represents the 2023 Time-based LTI component of the 2023 LTI Award, for which the Named Executive Officer satisfied one-third of the service requirement on each of September 1, 2024, September 1, 2025 and September 1, 2026, and which was settled as described under “—2025 Compensation of named executive officers—Equity awards—2023 LTI program.”

(6)	Represents the 2023 Performance-based LTI component of the 2023 LTI Award, which was eligible to vest subject to the Company’s EBITDA growth as compared to the EBITDA growth of peer companies over the three-year period from September 1, 2023 through August 31, 2026, subject to the Named Executive Officer’s continued employment throughout such three-year period, and which was settled as described under “—2025 Compensation of named executive officers—Equity awards—2023 LTI program.”

(7)	Represents the 2024 Time-based LTI component of the 2024 LTI Award, for which the Named Executive Officer satisfied one-third of the service requirement on each of September 1, 2025 and September 1, 2026 and will satisfy the remaining one-third of the service requirement on September 1, 2027, subject to the Named Executive Officer’s continued employment through such date. The vested portion of the award was settled as described under “—2025 Compensation of named executive officers—Equity awards—2024 LTI program.”

(8)	Represents the 2024 Performance-based LTI component of the 2024 LTI Award, which vests subject to the Company’s EBITDA growth as compared to the EBITDA growth of peer companies over the three-year period from September 1, 2024 through August 31, 2027, subject to the Named Executive Officer’s continued employment throughout such three-year period.

(9)	Represents the 2025 Time-based LTI component of the 2025 LTI Award, for which the Named Executive Officer satisfied one-third of the service requirement on September 1, 2026 and will satisfy an additional one-third of the service requirement on each of September 1, 2027 and September 1, 2028, subject to the Named Executive Officer’s continued employment through such dates. The vested portion of the award was settled as described under “—2025 Compensation of named executive officers—Equity awards—2025 LTI program.”

(10)	Represents the 2025 Performance-based LTI component of the 2025 LTI Award, which vests subject to the Company’s EBITDA growth as compared to the EBITDA growth of peer companies over the three-year period from September 1, 2025 through August 31, 2028, subject to the Named Executive Officer’s continued employment throughout such three-year period.

Additional narrative disclosure

Perquisites

The Company provides limited perquisites to Mr. Bergsvik. Mr. Bergsvik receives use of an apartment in Houston, Texas in close proximity to the Company’s headquarters, a company-provided cell phone and, while in Norway, a vehicle allowance.

Retirement benefits

United States

We maintain a qualified 401(k) retirement savings plan for all eligible employees, including Messrs. McGee and Rettig, which allows participants to defer a percentage of cash compensation up to the maximum amount allowed under IRS guidelines. We make discretionary matching contributions to our 401(k) plan, generally equal to 100% of the first 6% of the employee’s salary deferred (i.e., a 6% total match), which matching contributions are immediately vested. 401(k) plan participants are always fully vested with respect to their contributions to the plan.

Norway

Pension scheme. We maintain a defined contribution pension scheme for eligible employees, including Mr. Bergsvik, pursuant to which the employer contributes an amount corresponding to defined percentages of annual cash salary up to 12 times the base amount in the National Insurance, currently NOK 144,226, subject to annual adjustments. The pension scheme also provides for certain other elements such as disability pension. The pension scheme is within the basic requirements under Norwegian law (the Act on Defined Contribution Schemes) for tax favored pension schemes.

Contractual pension scheme (AFP). The AFP scheme covers employees in companies subject to a collective bargaining agreement that includes AFP regulations, including us. Mr. Bergsvik is eligible to participate in the AFP scheme. The AFP scheme provides additional lifelong pensions to employees. The employee must be at least 62 years old in order to start receiving the pension and fulfill certain mandatory requirements, including inter alia that the employee must be employed in a business party to the scheme when he or she reaches the age of 62 years and must have been employed in such business for at least seven of the last nine years. Employees receiving the AFP scheme can continue to work. The AFP scheme is financed by both the affiliated companies and the Norwegian government. Rules and requirements regarding pension rights and for the financing of the AFP scheme are laid out by the AFP statutes.

Potential payments upon termination or change in control

Eirik Bergsvik employment agreement

Effective as of February 12, 2019, Mr. Bergsvik entered into an employment agreement with MHWirth AS, which agreement was amended to appoint Mr. Bergsvik as our CEO effective January 1, 2023 (the “Bergsvik Employment Agreement”). Mr. Bergsvik reports to our board of directors.

The Bergsvik Employment Agreement provides for (i) an annual base salary, subject to annual review on July 1st of each year, (ii) eligibility to participate in an annual bonus program, (iii) eligibility to participate in our defined contribution retirement plan for Norwegian employees, (iv) salary continuation during times of illness for up to 52 weeks (subject to a maximum of 78 weeks’ payment over any three-year period) and (v) payments covering all expenses of equipment and facilities required to fulfill the executive’s duties. Pursuant to the Bergsvik Employment Agreement, Mr. Bergsvik is subject to post-termination non-competition and non-solicitation (of customers, suppliers, investors, other contract parties and employees) restrictions for a period of six months as well as confidentiality restrictions.

Either the Company or Mr. Bergsvik may terminate Mr. Bergsvik’s employment by providing the other party three months’ notice. If Mr. Bergsvik’s employment is terminated by the Company for a reason other than cause (as determined by the Company) or Mr. Bergsvik resigns as a result of the Company unilaterally implementing fundamental changes to his responsibilities or duties, the Company will pay Mr. Bergsvik an amount equal to six months’ base salary (the “Bergsvik Severance Payment”), which will be paid monthly in accordance with the Company’s regular payroll practices. Pursuant to the Bergsvik Employment Agreement, Mr. Bergsvik is subject to the six-month post-termination non-competition and non-solicitation restrictions described above, and, in the event that Mr. Bergsvik breaches any of these post-termination restrictions, he will be required to repay the Company an amount equal to the Bergsvik Severance Payment and will be required to pay liquidated damages equal to one month’s base salary for each month of breach.

Severance plans

On November 19, 2025, HMH B.V. adopted the HMH Senior Executive Severance Plan (the “Severance Plan”) and the HMH Senior Executive Change-in-Control Severance Plan (the “CIC Severance Plan”), which are sponsored by the Company and administered by our compensation committee. The Named Executive Officers are currently the only participants in the plans.

Under the Severance Plan, if a Named Executive Officer’s employment is terminated without “Cause” (as defined in the Severance Plan), such Named Executive Officer will be entitled to severance payments consisting of (a) 12 months of base salary, (b) for each of Messrs. McGee and Rettig, 12 months of health benefits continuation, and (c) a prorated target annual bonus for the year of termination (with the amount of the prorated bonus subject to reduction in the administrator’s discretion, based on actual performance). As a condition to the severance payments, the Named Executive Officer must sign a separation agreement that includes a release of employment-related claims and restrictive covenants (including a non-compete and non-solicit of customers that applies for 12 months post-termination, and confidentiality, non-disparagement and intellectual property covenants). If the Named Executive Officer breaches any of the restrictive covenants, or if within one year after the termination the termination is recharacterized as being for Cause, such Named Executive Officer will forfeit any unpaid severance and will be required to refund any previously paid severance. The Severance Plan may be amended, modified or terminated at any time by action of the administrator.

Under the CIC Severance Plan, if at any time within 18 months after a “Change in Control” a Named Executive Officer’s employment is terminated without “Cause” or such Named Executive Officer resigns for “Good Reason” (as such terms are defined in the CIC Severance Plan), such Named Executive Officer will be entitled to severance payments consisting of (a) two and a half times (for Mr. Bergsvik) or two times (for each of Messrs. McGee and Rettig) the sum of such Named Executive Officer’s base salary and target annual bonus, (b) a prorated target annual bonus for the year of termination, and (c) for each of Messrs. McGee and Rettig, a lump sum payment equal to 18 months of health benefits. As a condition to the severance payments, the Named Executive Officer must sign a separation agreement that includes a release of employment-related claims and the same restrictive covenants as are described above for the Severance Plan. If the Named Executive Officer breaches any of the restrictive covenants, such Named Executive Officer will forfeit any unpaid severance and will be required to refund any previously paid severance. The CIC Severance Plan may be amended, modified or terminated at any time by action of the administrator, except that the CIC Severance Plan may not be terminated or amended (i) adversely to a Named Executive Officer within two years after a Change in Control or (ii) in a manner that is in the aggregate materially adverse to a Named Executive Officer (taking into account any beneficial aspects of the amendment) within 12 months before a Change in Control.

If a Named Executive Officer is entitled to severance under the CIC Severance Plan, such Named Executive Officer will not be entitled to severance under the Severance Plan. In addition, for Mr. Bergsvik, any severance that is payable to him under either the Severance Plan or the CIC Severance Plan will be reduced by any severance that is payable to him under the Bergsvik Employment Agreement.

Recovery of erroneously awarded compensation

Our board of directors has adopted a policy for the recovery of erroneously awarded compensation, or “clawback” policy, applicable to executive officers, which became effective upon the listing of our Class A common stock on Nasdaq. The policy implements the incentive-based compensation recovery provisions of the Dodd-Frank Act as required under the listing standards of Nasdaq, and requires recovery of incentive-based compensation received after the effectiveness of the policy by current or former executive officers during the three fiscal years preceding the date it is determined that the Company is required to prepare certain accounting restatements, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The amount required to be recovered is the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received had it been determined based on the restated financial measure.

Additionally, our annual bonus program provides that, in the event any “material misconduct” results in any error in financial information used in the determination of annual bonus payments and the effect of the error was that it increased the amount of compensation paid, our board of directors may recover such increased amount. If there is a material restatement of our financial statements that affects the financial information used to determine the amount of annual bonus payments, our board of directors may take whatever action it deems appropriate to adjust such amounts. Material misconduct includes conduct that adversely affects the Company’s financial condition or results of operations or conduct that constitutes fraud or theft of Company assets, any of which requires the Company to make a restatement of its reported financial statements.

2026 LTIP

Our board of directors has adopted, and our stockholders have approved, the HMH Holding Inc. 2026 Long-Term Incentive Plan (the “2026 LTIP”) pursuant to which we reward certain directors, corporate officers, employees and consultants of the Company and its subsidiaries, including our Named Executive Officers, by enabling them to acquire our Class A common stock and to receive other compensation based on our Class A common stock or certain performance measures. The 2026 LTIP became effective as of immediately prior to the time at which the IPO registration statement was declared effective by the SEC.

Purpose. The purposes of the 2026 LTIP are to encourage participants to acquire a proprietary interest in the growth and the performance of the Company, to generate an increased incentive to contribute to the Company’s future success (thus enhancing the value of the Company for the benefit of its stockholders) and to enhance the ability of the Company and its subsidiaries to attract and retain exceptionally qualified individuals upon whom the sustained progress, growth and profitability of the Company, in large measure, depend.

Effectiveness. The 2026 LTIP became effective as of immediately prior to the time at which the IPO registration statement was declared effective by the SEC.

Eligibility. All employees, including any officers or employee-directors, consultants, independent contractors and other service providers of the Company and its subsidiaries, and all non-employee directors of the Company, are eligible to participate in the 2026 LTIP.

Administration. The 2026 LTIP is administered by our compensation committee. The compensation committee has the power to interpret the 2026 LTIP and to adopt such rules and guidelines for implementing the 2026 LTIP’s terms. In addition, the compensation committee determines which eligible participants receive awards under the 2026 LTIP and the type and terms thereof (such as the number of underlying shares of Class A common stock and any applicable vesting conditions). The compensation committee has the authority to make any determination or take any action that it deems necessary or desirable to administer the 2026 LTIP and has the sole discretion to interpret the 2026 LTIP and all award agreements. With limited exceptions, the compensation committee is permitted to delegate its authority under the 2026 LTIP to one or more officers of the Company; provided, however, that the compensation committee is not permitted to delegate to officers of the Company its authority to grant awards and to cancel or suspend awards for executive officers and directors of the Company who file reports under Section 16 of the Exchange Act.

Shares of Class A common stock available for awards. Subject to adjustment as described in the 2026 LTIP and below, a total of 3,700,714 shares of Class A common stock were initially authorized for issuance under the 2026 LTIP, comprised of 1,500,714 shares of Class A common stock necessary to satisfy potential payments to holders of LTI Awards, including forfeited phantom awards and phantom awards that were granted to individuals other than our Named Executive Officers as part of a special recognition long-term incentive award (which are not described in “Equity Awards” above) (such 1,500,714 shares of Class A common stock referred to herein as the “LTI Award Shares”), plus an additional 2,200,000 shares of Class A common stock (such 2,200,000 shares of Class A common stock referred to herein as the “Move Forward Grant Shares”), with the number of Move Forward Grant Shares increased on the first day of each fiscal year beginning with the 2027 fiscal year, in an amount equal to the lesser of (i) an amount to bring the total shares of Class A common stock that remain available for grant to five percent (5%) of the outstanding shares of common stock (including Class A common stock and Class B common stock) on the last day of the immediately preceding fiscal year and (ii) such other number of shares as determined by our board of directors. LTI Award Shares will not be subject to the automatic increases described above, and, as described below, LTI Award Shares will not again become available for issuance under the 2026 LTIP. Shares of Class A common stock delivered pursuant to an award may consist of authorized and unissued shares, treasury shares or shares purchased on the open market or otherwise. All shares of Class A common stock available for issuance under the 2026 LTIP other than the LTI Award Shares may be issued as incentive stock options.

Share counting. If any shares of Class A common stock subject to an award are forfeited, an award expires or otherwise terminates without issuance of shares of Class A common stock, or an award is settled for cash (in whole or in part) or otherwise does not result in the issuance of all or a portion of the shares of Class A common stock subject to such award, in each case, where such award was granted with respect to Move Forward Grant Shares, then any such shares of Class A common stock subject to such award will be added to the shares available for grant under the 2026 LTIP on a one-for-one basis. No LTI Award Shares will be added back to the shares available for grant under the 2026 LTIP.

In the event that withholding tax liabilities arising from an award other than an option, SAR or LTI Award are satisfied by the tendering of shares or by the withholding of shares of Class A common stock by the Company, the shares of Class A common stock so tendered or withheld will be added to the shares available for awards under the 2026 LTIP on a one-for-one basis. Notwithstanding anything to the contrary contained in the 2026 LTIP, the following shares of Class A common stock will not be added to the shares authorized for grant under the 2026 LTIP: (i) the LTI Award Shares to the extent forfeited or otherwise not issued, (ii) shares tendered by the participant or withheld by the Company in payment of the purchase price of an option, (iii) shares (including LTI Award Shares) tendered by the participant or withheld by the Company to satisfy any tax withholding obligation with respect to options or SARs, (iv) shares subject to a SAR and (v) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of options.

Per-person limitations on grants to non-employee directors. There is an annual limit on non-employee director compensation set at $1,000,000 per non-employee director. This includes awards granted under the 2026 LTIP as well as cash or other compensation paid by the Company with respect to service as a non-employee director. In certain circumstances, the compensation committee may make an exception and grant compensation above this limit (up to an additional $750,000).

Types of awards under the 2026 LTIP. Pursuant to the 2026 LTIP, we may grant stock options (or “options”), stock appreciation rights (“SARs”), restricted stock awards, RSUs, performance awards, dividend equivalents, other stock-based awards and cash-based awards.

Each grant of an award under the 2026 LTIP will be evidenced by an award agreement or agreements, which will contain such terms and provisions as the compensation committee may determine, consistent with the 2026 LTIP. A brief description of the types of awards that may be granted under the 2026 LTIP is set forth below.

Stock options. Stock options granted under the 2026 LTIP may be non-qualified stock options or incentive stock options and, in each case, must have an exercise price per share that is not less than the fair market value of a share of our Class A common stock on the date of grant. The term of a stock option may not extend more than ten years after the date of grant. On the last trading day on which all or a portion of a stock option award may be exercised, if the per share exercise price of such option is less than the then fair market value of a share, the participant will be deemed to have automatically exercised such option, and the Company will reduce the number of shares of Class A common stock issued to the participant to satisfy payment of the applicable exercise price and the minimum tax withholding obligation arising from such exercise.

Stock appreciation rights. A SAR is a right to receive from us an amount equal to the spread between the grant price and the value of our Class A common stock on the date of exercise. The base price of a SAR may not be less than the fair market value of a share of our Class A common stock on the date of grant. The term of a SAR may not extend more than ten years from the date of grant.

Restricted stock awards. Restricted stock awards are awards of non-transferable shares of our Class A common stock that are subject to certain vesting conditions and other restrictions. Any dividends credited with respect to a restricted stock award will be subject to the same vesting conditions that apply to the restricted stock award and will, if vested, be delivered or paid at the same time as the award.

Restricted stock units. RSUs are promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A common stock prior to the delivery of the underlying shares (i.e., dividend equivalents). Any such dividend equivalents will be subject to the same vesting conditions that apply to the RSUs and will, if vested, be delivered or paid at the same time as the award.

Performance awards. A performance award is an award whereby the grant, issuance, retention, exercisability, vesting and/or transferability of the award is subject to such performance criteria as the compensation committee may designate. Performance awards may be denominated or payable in cash, shares (including restricted stock awards), other securities or other awards and will confer on the participant rights valued as determined by the compensation committee and payable to, or exercisable by, the participant, in whole or in part, upon the achievement of such performance goals during such performance period as specified by the compensation committee.

Dividend equivalents. The compensation committee may, in connection with awards other than stock options and SARs, grant the right to receive dividend equivalents paid on shares of our Class A common stock, which will be subject to the same vesting conditions that apply to the award and will, if vested, be delivered or paid at the same time as the award.

Substitute awards. Awards may be granted under the 2026 LTIP in substitution for or in conversion of, or in connection with the assumption of, awards held by awardees of an entity engaging in a corporate acquisition or merger with the Company or any subsidiary (such awards, “Substitute Awards”). Substitute Awards will not reduce the number of shares of Class A common stock authorized for issuance under the 2026 LTIP, nor will shares of Class A common stock underlying Substitute Awards be added to the shares authorized for issuance under the 2026 LTIP in the same manner certain non-Substitute Awards may be added, as described under “—Share counting” above.

Other stock-based awards. Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our Class A common stock.

Cash awards. Cash awards may be granted as an element of, or supplemental to, any other award granted under the 2026 LTIP.

Adjustments.

Anti-dilution adjustments. In the event of certain corporate transactions affecting the Company’s outstanding Class A common stock, such as a dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or similar equity restructuring transaction, the compensation committee will make such adjustments as it deems appropriate to prevent dilution or enlargement of plan benefits. This could include changes to the number and type of shares to be issued under the 2026 LTIP and outstanding awards, the exercise price of outstanding awards and plan and per-person limits on the number of shares that can be granted.

Performance criteria adjustments. The compensation committee may adjust performance award criteria in recognition of unusual or infrequently recurring events affecting the Company or its financial statements or of changes in applicable laws, regulations or accounting principles, or for other reasons in its sole discretion. In its sole discretion, the compensation committee may increase or, prior to a change in control only, decrease amounts payable under performance awards to reflect such factors as the compensation committee deems relevant.

Acquisition-related adjustments. The compensation committee may also adjust award terms in connection with business acquisitions in which the Company assumes outstanding employee awards or the right to make future awards.

Adjustments for certain unusual or nonrecurring events. The compensation committee may make adjustments to the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events that affect the Company, any of its subsidiaries or the financial statements of the Company or any subsidiary, or changes in applicable laws, regulations or accounting principles, in each case, whenever the compensation committee determines that such adjustments are appropriate to prevent dilution or enlargement of plan benefits.

Change in control. In the event of a change in control (as defined in the 2026 LTIP), and except as otherwise set forth in an award agreement, the compensation committee, in its sole discretion, may take such actions, if any, as it deems necessary or desirable with respect to any award that is outstanding. Such actions may include, without limitation: the acceleration of the vesting, settlement and/or exercisability of an award; the payment of a cash amount in exchange for the cancellation of an award; the cancellation of options and/or SARs without the payment of consideration therefor if the exercise price of such options and/or SARs equals or exceeds the price paid for a share in connection with the change in control; and/or the issuance of Substitute Awards that substantially preserve the value, rights and benefits of any affected awards.

Non-U.S. participants. The compensation committee may adopt, amend or rescind rules, procedures or sub-plans relating to the operation and administration of the 2026 LTIP to accommodate the specific requirements of local laws, procedures and practices with respect to individuals outside of the United States who are eligible to participate in the 2026 LTIP.

Prohibition on repricing. Except in connection with a corporate transaction or adjustment described in the 2026 LTIP, the terms of outstanding options or SARs that have an exercise or purchase price in excess of the fair market value of a share may not be amended to reduce the exercise or purchase price of such awards, and any such outstanding awards may not be exchanged for cash or property, or other awards, in each case unless approved by stockholders.

Duration. Unless earlier terminated by our board of directors as set forth in the 2026 LTIP and described below, no award may be granted under the 2026 LTIP after the tenth anniversary of the date the 2026 LTIP becomes effective.

Amendment and termination. Our board of directors may amend, alter, suspend, discontinue or terminate the 2026 LTIP, in whole or in part, without approval of the Company’s stockholders unless required by law, regulation or the stock exchange on which the Company is listed. Notwithstanding the foregoing, stockholder approval will be required for amendments that increase the total number of shares available for awards under the 2026 LTIP (except as set forth under “—Adjustments”) and with respect to stock option repricing (except as excluded under “—Adjustments”). The compensation committee may amend, alter, suspend, discontinue or terminate any awards, prospectively or retroactively, so long as such amendment, alteration, suspension, discontinuance or termination does not impair the rights of any participant without the participant’s consent; provided, however, that no participant consent will be required with respect to any amendment or alteration if the compensation committee determines in its sole discretion that such amendment or alteration either is required or advisable to satisfy or conform to any law or regulation or to meet the requirements of any accounting standard or is not reasonably likely to significantly diminish the benefits provided under the award.

Director compensation

Prior to the IPO, other than Mr. Rabun, the members of the board of directors of HMH Inc. and HMH B.V. did not receive any compensation for serving as a director. In connection with his appointment as a member and Chairman of HMH B.V.’s board of directors as of October 21, 2024, prior to the consummation of the IPO, Mr. Rabun received from HMH B.V. a cash retainer in the annualized amount of $75,000 for his service as a member of HMH B.V.’s board of directors and an additional cash retainer in the annualized amount of $50,000 for his service as Chairman of HMH B.V.’s board of directors (for an aggregate annualized retainer equal to $125,000), each of which was paid in quarterly installments, based on calendar quarters, in arrears on a prorated basis for any partial portion of a quarter. In addition, Mr. Rabun was eligible to receive a retainer equal to $175,000 (the “additional retainer”), which would have become payable on the earliest of Mr. Rabun’s resignation from HMH B.V.’s board of directors prior to the listing of our shares of Class A common stock, the consummation of the IPO or October 21, 2025. In each case, the additional retainer would have been paid within 30 days of the triggering event and would have been prorated based on the number of days that had elapsed from October 21, 2024 through the date of such event, over 365. Subject to the requisite approvals by the

Company and an effective equity incentive plan being in place, if the payment of Mr. Rabun’s additional retainer had been triggered by the consummation of the IPO, the retainer would have been satisfied upon consummation of the IPO with a restricted stock unit award that would have vested immediately following grant; otherwise, Mr. Rabun’s additional retainer would be paid in cash. Because October 21, 2025 was the triggering event, the additional retainer became payable on that date and was paid to Mr. Rabun in cash on November 14, 2025.

Director compensation table

The following table sets forth information regarding compensation earned by or paid to our non-employee directors for the fiscal year ended December 31, 2025.

Name	Fees earned or paid in cash ($)		Stock awards ($)	Option awards ($)	All other compensation ($)	Total ($)
Daniel W. Rabun	300,000	(1)	—	—	—	300,000
Judson E. Bailey	—		—	—	—	—
Karl Erik Kjelstad	—		—	—	—	—
M. Georgia Magno	—		—	—	—	—

(1)	Represents cash compensation paid to Mr. Rabun in connection with his service as a member and Chairman of HMH B.V.’s board of directors before the consummation of the IPO, consisting of (i) an annual retainer of $75,000 for his service as a director, (ii) an additional annual retainer of $50,000 for his service as Chairman and (iii) the additional retainer of $175,000.

Under our non-employee director compensation program adopted in connection with the IPO, our non-employee directors are compensated as follows:

•

Each non-employee director, other than a non-employee director who serves as chairman of HMH Inc.’s board of directors, is entitled to receive an annual cash retainer of $75,000, and any non-employee director serving as the chairman of HMH Inc.’s board of directors is entitled to receive an annual cash retainer of $125,000, each paid in quarterly installments, based on calendar quarters, in arrears on a prorated basis;

•	The chairperson of our Audit Committee is entitled to receive an additional cash retainer of $25,000, paid in quarterly installments, based on calendar quarters, in arrears on a prorated basis;

•	The chairperson of our Compensation Committee is entitled to receive an additional cash retainer of $20,000, paid in quarterly installments, based on calendar quarters, in arrears on a prorated basis;

•

The chairperson of our Nominating and Governance Committee is entitled to receive an additional cash retainer of $15,000, paid in quarterly installments, based on calendar quarters, in arrears on a prorated basis;

•

Each non-employee director who is re-elected to serve, or will continue serving, as a non-employee director immediately following an annual meeting of HMH Inc.’s stockholders, beginning with our first annual stockholder meeting following the IPO, will receive an annual grant (the “Annual RSU Award”) of RSUs on the date of the annual meeting with a fair market value of $150,000, if such non-employee director will not serve as the chairman of HMH Inc.’s board of directors, or $175,000, if such non-employee director will serve as the chairman of HMH Inc.’s board of directors, which will vest on the day prior to the first annual meeting of the Company’s stockholders following the date the RSUs are granted, subject to the non-employee director’s continued service; and

•	Each non-employee director is entitled to reimbursement for reasonable out-of-pocket expenses incurred while attending meetings of HMH Inc.’s board of directors or any of its committees.

In addition, upon consummation of the IPO, each non-employee director received an initial award of 8,486 RSUs, other than Mr. Rabun, who (as chairman) received an initial award of 9,900 RSUs, in each case with respect to service prior to HMH Inc.’s first annual stockholder meeting following the IPO. The number of RSUs subject to each award was determined by (i) multiplying the fair market value of the Annual RSU Award that such non-employee director is eligible to receive under the director compensation program ($150,000, or $175,000 in the case of Mr. Rabun as chairman) by a fraction, the numerator of which is the number of days beginning on the April 2, 2026 closing date of the IPO and ending on May 19, 2027 (which is the day before the date on which the first annual stockholder meeting is assumed to occur for this purpose), and the denominator of which is 365, and (ii) dividing the resulting amount by the IPO price of $20.00 per share.

Each award will vest on the day prior to the first annual meeting of HMH Inc.’s stockholders following the date of grant, subject to the non-employee director’s continued service.

A non-employee director nominated by a Principal Stockholder may elect to waive cash and RSU award compensation. Such director may instruct or request that such waived cash or RSU award compensation instead be directed or transferred to such Principal Stockholder or such director’s charity of choice. As of the date of this prospectus, Mr. Bailey and Ms. Magno have elected to waive such compensation.

Principal and selling stockholders

The following table sets forth information, as of September 28, 2026, with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon consummation of this offering, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;
•	each of our directors;
•	each of our named executive officers;
•	all of our directors and executive officers as a group; and
•	the Selling Stockholders.

The Selling Stockholders listed in the table below may offer and sell, pursuant to this prospectus, any or all of such shares of Class A common stock beneficially owned by them at the time of such offer and sale and offered hereby in accordance with one or more of the methods of distribution described under “Plan of distribution.”

Because the Selling Stockholders may sell all or some of their shares of Class A common stock from time to time under this prospectus, no estimate can be given at this time as to the number of shares of Class A common stock that will be held by such Selling Stockholders following any particular sale of shares of Class A common stock by such Selling Stockholders. Therefore, for the purposes of calculating the number of shares of Class A common stock beneficially owned by the Selling Stockholders after a sale of shares of Class A common stock pursuant to this prospectus and the percentage of outstanding shares of Class A common stock owned by the Selling Stockholders after a sale of shares of Class A common stock pursuant to this prospectus, we have assumed that all of the shares of Class A common stock owned by the Selling Stockholders that may be sold pursuant to this prospectus have been sold. In the table below, the percentage of outstanding shares of Class A common stock is based upon 12,201,501 shares of Class A common stock outstanding as of September 28, 2026.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors, executive officers or Selling Stockholders, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o HMH Holding Inc., 3300 North Sam Houston Parkway East, Houston, Texas 77032.

	Shares beneficially owned prior to the offering							Shares beneficially owned after the offering
	Class A common stock		Class B common stock		Combined voting power(1)		Number of shares of Class A common stock offered hereby(2)	Class A common stock		Class B common stock		Combined voting power(1)
Name of beneficial owner	Number	%	Number	%	Number	%		Number	%	Number	%	Number	%

5% Stockholders and Selling Stockholders:
Baker Hughes Holdings LLC(3)	15,945,826	56.7%	15,945,826	50.0%	15,945,826	36.2%	15,945,826	—	0.0%	—	0.0%	—	0.0%
Akastor ASA(4)	15,945,826	56.7%	15,945,826	50.0%	15,945,826	36.2%	15,945,826	—	0.0%	—	0.0%	—	0.0%

Directors and Named Executive Officers:
Eirik Bergsvik	83,763	*%	—	0.0%	83,763	*%	—	83,763	*%	—	0.0%	83,763	*%
Thomas W. McGee	123,229	1.0%	—	0.0%	123,229	*%	—	123,229	*%	—	0.0%	123,229	*%
Dwight W. Rettig	73,229	*%	—	0.0%	73,229	*%	—	73,229	*%	—	0.0%	73,229	*%
Judson E. Bailey	—	0.0%	—	0.0%	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
Karl Erik Kjelstad	—	0.0%	—	0.0%	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
Svein O. Stoknes	—	0.0%	—	0.0%	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
M. Georgia Magno	—	0.0%	—	0.0%	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
Lance T. Loeffler	5,000	*%	—	0.0%	5,000	*%	—	5,000	*%	—	0.0%	5,000	*%
Kathleen S. McAllister	—	0.0%	—	0.0%	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
Daniel W. Rabun	—	0.0%	—	0.0%	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
Directors and Executive Officers as a Group (13 persons)	438,735	3.6%	—	0.0%	438,735	*%	—	438,735	*%	—	0.0%	438,735	*%

*	Represents beneficial ownership of less than 1%.

(1)	Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. Prior to this offering, each Principal Stockholder holds one share of our Class B common stock for each bundle of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share that it holds. Each share of Class B common stock has no economic rights but entitles the holder thereof to one vote on all matters on which stockholders of HMH Inc. are entitled to vote generally. Accordingly, prior to this offering, the Principal Stockholders collectively have a number of votes in HMH Inc. equal to the number of bundles of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share that they hold.

(2)	Assumes the Principal Stockholders exchange all of their B.V. Non-Voting Class A Shares, B.V. Non-Voting Class B Shares and shares of our Class B common stock for shares of our Class A common stock pursuant to the Exchange Agreement. See “Certain relationships and related party transactions—Exchange Agreement.”

(3)	Prior to this offering, consists of the Class B common stock, together with the corresponding B.V. Non-Voting Class A Shares and B.V. Non-Voting Class B Shares, held directly by Baker Hughes Holdings LLC, a wholly owned subsidiary of Baker Hughes Company. Shares of Class A common stock beneficially owned prior to the offering consist of shares of Class A common stock to be issued upon exchange of Class B common stock and B.V. Non-Voting Shares. See “Certain relationships and related party transactions—Exchange Agreement.” Baker Hughes Company holds ultimate voting and investment power over the equity interests held by Baker Hughes Holdings LLC. The address of Baker Hughes Company is 575 N. Dairy Ashford Rd., Suite 100, Houston, Texas 77079. For more information related to relationships between Baker Hughes and us, see “Summary—Principal stockholders,” “Certain relationships and related party transactions” and “Management—Directors and executive officers.”

(4)	Prior to this offering, consists of (i) 15,945,826 shares of B.V. Non-Voting Class A Shares and 7,972,913 shares of our Class B common stock held directly by Mercury HoldCo Inc. and (ii) 15,945,826 shares of B.V. Non-Voting Class B Shares and 7,972,913 shares of our Class B common stock held directly by Akastor AS. Shares of Class A common stock beneficially owned prior to the offering consist of shares of Class A common stock to be issued upon exchange of Class B common stock and B.V. Non-Voting Shares (and, if applicable, the Mercury HoldCo Inc. shares). See “Certain relationships and related party transactions—Exchange Agreement.” Each of Mercury HoldCo Inc. and Akastor AS is a wholly owned subsidiary of Akastor ASA, and Mercury HoldCo AS is an intermediary subsidiary between Akastor ASA and Mercury HoldCo Inc. The board of directors of Akastor ASA holds ultimate voting and investment power over the equity interests held directly by Akastor AS and Mercury HoldCo Inc. The address of Akastor ASA, Akastor AS and Mercury HoldCo AS is Oksenøyveien 10, 1366 Lysaker, Norway. The address of Mercury HoldCo Inc. is 3300 North Sam Houston Parkway East, Houston, Texas 77032. For more information related to relationships between Akastor and us, see “Summary—Principal stockholders,” “Certain relationships and related party transactions” and “Management—Directors and executive officers.”

Certain relationships and related party transactions

Exchange Agreement

In connection with the IPO, we entered into the Exchange Agreement with HMH B.V. and certain of the Principal Stockholders. Under the Exchange Agreement, each Principal Stockholder party thereto, subject to certain limitations, has the right, pursuant to the Redemption Right, to cause HMH B.V. to acquire or directly cancel all or a portion of its B.V. Non-Voting Shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Stockholder and us, (ii) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of HMH B.V.) have the right, pursuant to the Call Right, to acquire each tendered bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock directly from such Principal Stockholder for (a) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Stockholder and us, (b) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date.

Under the Exchange Agreement, Akastor, subject to certain limitations, also has the right, pursuant to the Hybrid Redemption Right (and in lieu of exercising the Redemption Right), to cause HMH Inc. to acquire all or a portion of its B.V. Non-Voting Class B Shares and all or a portion of its Mercury HoldCo Inc. shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each bundle of a specified number of Mercury HoldCo Inc. shares (representing indirectly an ownership interest in one B.V. Non-Voting Class A Share), one B.V. Non-Voting Class B Share and one share of our Class B common stock exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions and adjustments to account for any net assets held by Mercury HoldCo Inc. other than HMH B.V. Non-Voting Class A Shares, or, upon mutual agreement between Akastor and us, (ii) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the exchange date.

Our decision to mutually agree with a Principal Stockholder on whether to make a cash payment upon such Principal Stockholder’s election under the Redemption Right or the Hybrid Redemption Right will be made by our independent directors (within the meaning of the Nasdaq listing rules). Such independent directors will make such decision based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire or directly cancel the B.V. Non-Voting Shares (and, if applicable, the Mercury HoldCo Inc. shares) and alternative uses for such cash. The parties agreed to treat the exercise of the Redemption Right and the exercise of the Call Right, in each case to the extent permitted under applicable tax law, as purchases by HMH Inc. of interests in HMH B.V. for U.S. federal income tax purposes that give rise to basis adjustments pursuant to Section 743(b) of the Code. Following a period that is 180 days after March 31, 2026 (the date of the IPO prospectus), which has now expired, each Principal Stockholder is permitted to exercise its Redemption Right, and Akastor is permitted to exercise its Hybrid Redemption Right, in each case at HMH B.V.’s expense, up to 12 times in any given fiscal year, provided that Akastor is not permitted to exercise its Redemption Right at any time after it has exercised its Hybrid Redemption Right and each exercise of Akastor’s Hybrid Redemption Right counts as 1.5 redemptions towards its 12 maximum annual exercises of its Redemption Right at HMH B.V.’s expense. Each Principal Stockholder is permitted to exercise its Redemption Right or Hybrid Redemption Right, as applicable, more than 12 times in a given fiscal year, provided that each such exercise in excess of 12 in a given fiscal year is at the sole expense of such exercising Principal Stockholder. As a Principal Stockholder causes its B.V. Non-Voting Shares (and, if applicable, Mercury HoldCo Inc. shares) to be redeemed pursuant to the Redemption Right or the Hybrid Redemption Right, our direct or indirect equity interest in HMH B.V. is correspondingly increased, the number of shares of Class A common stock outstanding is increased and the number of shares of Class B common stock outstanding is reduced.

The Exchange Agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Exchange Agreement is qualified in its entirety by reference thereto.

HMH B.V. Partnership Agreement

In connection with the IPO, HMH B.V., HMH Inc. and certain of the Principal Stockholders entered into the HMH B.V. Partnership Agreement. The HMH B.V. Partnership Agreement provides for four classes of HMH B.V. Shares entitling the holder to equity of HMH B.V. consisting of (i) B.V. Non-Voting Class A Shares, which track HMH B.V.’s U.S. operations, (ii) B.V. Non-Voting Class B Shares, which track HMH B.V.’s non-U.S. operations, (iii) B.V. Voting Class A Shares, which entitle the holder to one vote and track HMH B.V.’s U.S. operations and (iv) B.V. Voting Class B Shares, which entitle the holder to one vote and track HMH B.V.’s non-U.S. operations. For each pair of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share, the holder of each pair holds one share of HMH Inc. Class B common stock.

Under the HMH B.V. Partnership Agreement, subject to the obligation of HMH B.V. to make tax distributions and to reimburse HMH Inc. for its corporate and other overhead expenses, HMH Inc., as holder of all B.V. Voting Shares, has the right to determine when distributions will be made to the holders of B.V. Shares and the amount of any such distributions. Following the IPO, if HMH Inc. authorizes a distribution, such distribution will be made to the holders of B.V. Shares, including HMH Inc., on a pro rata basis in accordance with their respective percentage ownership of B.V. Shares. Any distributable amount shall be allocated between the B.V. Share classes such that (to the fullest extent permitted by applicable law) distributions on B.V. Non-Voting Class A Shares and B.V. Voting Class A Shares shall be funded by U.S. operations and distributions on B.V. Non-Voting Class B Shares and B.V. Voting Class B Shares shall be funded by non-U.S. operations.

The holders of B.V. Shares, including HMH Inc., are allocated their proportionate share of any taxable income or loss of HMH B.V.’s U.S. and non-U.S. operations, as applicable, and generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of HMH B.V.’s U.S. and non-U.S. operations, as applicable. Net profits and net losses of HMH B.V. generally are allocated to holders of B.V. Shares on a pro rata basis in accordance with their respective percentage ownership of B.V. Shares, except that certain non-pro rata adjustments are required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. Additionally, for a discussion of the tax attributes created by the Corporate Reorganization and our entry into the Tax Receivable Agreement in connection with the IPO, please see “—Tax Receivable Agreement.”

To the extent HMH B.V. has available cash and subject to the terms of any current and future debt instruments, we intend to cause HMH B.V. to make (i) generally pro rata distributions to its shareholders, including us, in an amount sufficient to allow its shareholders to pay taxes on their allocable share of HMH B.V.’s taxable income from U.S. and non-U.S. operations, as applicable, and to allow us to make payments under the Tax Receivable Agreement we entered into with the Principal Stockholders in connection with the closing of the IPO and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. Under applicable tax rules, HMH B.V. is required to allocate net taxable income disproportionately to its shareholders in certain circumstances. The amount of tax distributions is determined based on an assumed tax rate.

The HMH B.V. Partnership Agreement provides that, except as otherwise determined by us or in connection with the exercise of HMH Inc.’s Call Right pursuant to the Exchange Agreement, at any time HMH Inc. issues a share of its Class A common stock (including any shares of Class A common stock issued pursuant to the 2026 LTIP, phantom incentive award (including the LTI Awards) or equity award) or any other debt or equity security, the net proceeds, if any, received by HMH Inc. with respect to such issuance shall be concurrently invested in HMH B.V., and HMH B.V. shall issue to HMH Inc. one B.V. Voting Class A Share and one B.V. Voting Class B Share or other economically equivalent debt or equity interest. Conversely, if at any time any shares of our Class A common stock are redeemed, repurchased or otherwise acquired, HMH B.V. shall redeem, repurchase or otherwise acquire or directly cancel an equal number of B.V. Voting Class A Shares and B.V. Voting Class B Shares held by HMH Inc., upon the same terms and for the same price, as the shares of our Class A common stock that are redeemed, repurchased or otherwise acquired. Furthermore, if at any time any pairs of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share are transferred to another person, such redemption or transfer of any pairs of B.V. Non-Voting Shares shall include redemption or transfer of the equivalent number of HMH Inc. Class B common stock.

We intend to limit the number of shareholders of HMH B.V., and the HMH B.V. Partnership Agreement provides for limitations on the ability of the HMH B.V. shareholders to transfer their B.V. Shares and provides us, as owner of all B.V. Voting Shares, with the right to impose restrictions (in addition to those already in place) on the ability of shareholders of B.V. Non-Voting Shares to cause HMH B.V. to acquire or directly cancel their B.V. Non-Voting Shares pursuant to the Redemption Right to the extent we believe it is necessary to ensure that HMH B.V. will continue to be treated as a partnership for U.S. federal income tax purposes.

Under the HMH B.V. Partnership Agreement, the shareholders of HMH B.V. have agreed that the Principal Stockholders and their affiliates will be permitted to engage in business activities in which we engage or propose to engage, do business with any client of ours and otherwise compete, directly or indirectly, with us.

HMH B.V. will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets and (ii) an election by us to dissolve HMH B.V. Upon dissolution, and following the payment of expenses of liquidation and allocation of profits and losses, HMH B.V. will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (i) first, to creditors (including to the extent permitted by law, creditors who are shareholders of HMH B.V.) in satisfaction of the liabilities of HMH B.V. in the order of priority as provided by law, except any obligations to HMH B.V.’s shareholders in respect of their capital accounts, (ii) second, to establish cash reserves that HMH Inc. reasonably deems necessary for contingent or unforeseen liabilities or future payments and (iii) third, to the shareholders of HMH B.V. in proportion to the number of B.V. Shares owned by each of them.

The HMH B.V. Partnership Agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the HMH B.V. Partnership Agreement is qualified in its entirety by reference thereto.

Tax Receivable Agreement

In connection with the closing of the IPO, we entered into the Tax Receivable Agreement with the Principal Stockholders. As described in “Summary – Initial public offering and corporate reorganization,” HMH Inc. acquired 10,520,000 B.V. Voting Class A Shares and 10,520,000 B.V. Voting Class B Shares from the Principal Stockholders in connection with the IPO in exchange for a portion of the net proceeds from the IPO and 32,577,496 shares of our Class B common stock. On May 5, 2026, HMH Inc. contributed all of the net proceeds from the underwriters’ exercise of the over-allotment option of $12.9 million to HMH B.V. in exchange for an additional 685,844 B.V. Voting Class A Shares and 685,844 B.V. Voting Class B Shares. HMH B.V. used such additional net proceeds to purchase in equal proportion from the Principal Stockholders an aggregate number of shares of our Class B common stock, B.V. Non-Voting Class A Shares and B.V. Non-Voting Class B Shares equal to the number of shares of our Class A common stock purchased by the underwriters pursuant to the exercise of the option. In addition, each Principal Stockholder may cause us to acquire or directly cancel all or a portion of its B.V. Non-Voting Shares (or, in the case of Akastor, all or a portion of its B.V. Non-Voting Class B Shares and all or a portion of its Mercury HoldCo Inc. shares), together with all or an equal portion of its shares of our Class B common stock, for shares of Class A common stock in the future pursuant to the Redemption Right, the Call Right or the Hybrid Redemption Right. HMH B.V. intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of the IPO and each taxable year in which a redemption of B.V. Non-Voting Shares pursuant to the Redemption Right or the Call Right occurs. Pursuant to the Section 754 election, our acquisition (or deemed acquisition for U.S. federal income tax purposes) of B.V. Voting Shares for cash as a part of the Corporate Reorganization and acquisitions of B.V. Non-Voting Shares pursuant to the Redemption Right or the Call Right is expected to create basis adjustments with respect to our allocable share of the assets of HMH B.V. that would not have been available to us absent our acquisition or deemed acquisition of B.V. Shares as part of the Corporate Reorganization or pursuant to the exercise of the Redemption Right or the Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) HMH Inc.’s depreciation, depletion and amortization deductions and may also decrease HMH Inc.’s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of cash tax that HMH Inc. would otherwise be required to pay in the future. If Akastor exercises the Hybrid Redemption Right, then we will acquire Mercury HoldCo Inc. shares and, as a result, we will directly or indirectly benefit from any NOLs of Mercury HoldCo Inc. (subject to any limitations under applicable tax law, including Section 382). The anticipated NOLs are expected to reduce the amount of cash tax that Mercury HoldCo Inc. (or, in certain circumstances, HMH Inc.) would otherwise be required to pay in the future in the absence of such NOLs.

The Tax Receivable Agreement generally provides for the payment by us to the Principal Stockholders of 85% of the net cash savings, if any, in U.S. federal, state, local and foreign income tax and franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after the IPO as a result of, as applicable to each Principal Stockholder, (i) certain increases in tax basis that occur as a result of our acquisition (or deemed acquisition for U.S. federal income tax purposes) of all of such Principal Stockholder’s B.V. Voting Shares in connection with the IPO or any portion of such Principal Stockholder’s B.V. Non-Voting Shares pursuant to the exercise of the Redemption Right or our Call Right, (ii) the utilization of certain NOLs of Mercury HoldCo Inc. in the event that we acquire Mercury HoldCo Inc. shares pursuant to the exercise of the Hybrid Redemption Right and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Under the Tax Receivable Agreement, we retain the benefit of the remaining 15% of these cash savings. The rights of the Principal Stockholders to receive payment under the Tax Receivable Agreement are not assignable, except for assignments to such Principal Stockholder’s affiliates or in connection with the assignment of B.V. Non-Voting Shares in accordance with the HMH B.V. Partnership Agreement.

The payment obligations under the Tax Receivable Agreement are HMH Inc.’s obligations and not obligations of HMH B.V., and we expect that the payments we are required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing HMH Inc.’s actual tax liability (determined by using the actual applicable U.S. federal, state, local and foreign income tax rates and franchise tax rates) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon significant future events and assumptions, including the timing of the redemptions of B.V. Non-Voting Shares (and, if applicable, acquisitions of Mercury HoldCo Inc. shares), the price of our Class A common stock at the time of each redemption or acquisition, the extent to which such redemptions are taxable transactions, the amount of each Principal Stockholder’s tax basis in its B.V. Non-Voting Shares at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the utilization of certain NOL carryovers (in the event we acquire Mercury Holdco Inc. shares), the amount and timing of the utilization of tax attributes, the amount and timing of taxable income we generate in the future, the U.S. federal, state, local and foreign income tax rates and franchise tax rates then applicable and the portion of HMH Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

We expect that if the Tax Receivable Agreement were terminated immediately after the IPO, the estimated termination payments would have been approximately $28.4 million (calculated using a discount rate equal to the greater of (i) SOFR plus 100 basis points or (ii) 5%, applied against an undiscounted liability of approximately $36.4 million based on a 21% U.S. federal corporate income tax rate under the Tax Cuts and Jobs Act of 2017, and applicable state and local income tax rates).

A delay in the timing of redemptions of B.V. Shares (and, if applicable, acquisitions of Mercury HoldCo Inc. shares), holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced if allocations of HMH B.V. taxable income exceed distributions and allocations of losses to the redeeming shareholder prior to the redemption. Stock price increases or decreases at the time of each redemption of B.V. Shares would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 45.3% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon HMH Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If HMH Inc.’s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of HMH Inc.’s future income tax liabilities.

The foregoing amounts are merely estimates, and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or (ii) distributions to HMH Inc. by HMH B.V. are not sufficient to permit HMH Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. See “Risk factors—Risks related to this offering and ownership of our Class A common stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.”

In addition, although we are not aware of any issue that would cause the IRS or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the Principal Stockholders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to the Principal Stockholders will be netted against payments that would otherwise be made to the Principal Stockholders, if any, after our determination of such excess. As a result, in such circumstances, HMH Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity. See “Risk factors—Risks related to this offering and ownership of our Class A common stock—We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.”

The term of the Tax Receivable Agreement commenced upon the completion of the IPO and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to continue for 16 years after the date of the last redemption of the B.V. Non-Voting Shares. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than 16 years. Payments are generally made under the Tax Receivable Agreement as we realize actual cash tax savings in periods after the IPO from the tax benefits covered by the Tax Receivable Agreement. However, if we experience a change of control (as defined in the Tax Receivable Agreement) or the Tax Receivable Agreement terminates early (at our election or as a result of a material breach of our obligations thereunder), we could be required to make a substantial, immediate lump-sum payment in advance of any actual cash tax savings. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (determined by applying a discount rate equal to the greater of (i) SOFR plus 100 basis points or (ii) 5%). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.

The Tax Receivable Agreement provides that, in the event of a material breach by us, which includes, but is not limited to, (i) our failure to make a payment under the Tax Receivable Agreement within 45 business days after such payment is due (except to the extent such payment is prohibited by applicable law or we do not have and cannot take commercially reasonable actions to obtain sufficient funds to make such payment) or (ii) our breach of any material obligation under the Tax Receivable Agreement by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the Bankruptcy Code, then the Principal Stockholders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination (at our election or as a result of a material breach of our obligations under the Tax Receivable Agreement) or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the Principal Stockholders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of B.V. Shares may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of B.V. Shares may increase the Principal Stockholders’ tax liability without giving rise to any rights of the Principal Stockholders to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of the Principal Stockholders and other stockholders.

Payments under the Tax Receivable Agreement are generally due within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, but interest on such payments will begin to accrue at a rate of SOFR plus 100 basis points from the due date (without extensions) of such tax return. Late payments will generally accrue interest at a rate of SOFR plus 500 basis points.

Because we are a holding company with no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of HMH B.V. to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of HMH B.V.’s subsidiaries to make distributions to it. The ability of HMH B.V., its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions is subject to, among other things, (i) the applicable provisions of Dutch law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by HMH B.V. or its subsidiaries and other entities in which it directly or indirectly holds an equity interest.

The Tax Receivable Agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

In connection with the closing of the IPO, we entered into a registration rights agreement with affiliates of Baker Hughes and Akastor (the “Registration Rights Agreement”). The Registration Rights Agreement contains provisions by which we agreed to register under the federal securities laws the offer and resale of shares of our Class A common stock by affiliates of Baker Hughes and Akastor or permitted transferees, as more fully described below.

The Registration Rights Agreement includes provisions by which we agreed that, at any time after the 180-day lock-up period, subject to certain limitations, each of Baker Hughes and Akastor has the right to require us to prepare and file a registration statement registering the offer and sale of their shares of our Class A common stock. Generally, we are required to provide notice of the request to certain other holders of our Class A common stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, each of Baker Hughes and Akastor is entitled to make three demands per calendar year that we register such securities.

In addition, each of Baker Hughes and Akastor (together with any person to whom rights under the Registration Rights Agreement are assigned in accordance therewith, the “RRA Holders”) has certain “piggy-back” registration rights in the event that we propose to file a registration statement with respect to an offering of our equity securities for our own account or for the account of our stockholders pursuant to which we would be required to notify the RRA Holders and allow them to register for sale a number of their registrable securities as they may request in writing, subject to certain exceptions. Furthermore, not later than 180 days after the date the Registration Rights Agreement was executed, we are required to prepare and file with the SEC a shelf registration statement on Form S-3 (or, if Form S-3 is not available to be used by us at such time, on Form S-1 or another appropriate form permitting the registration of such registrable securities for resale) to permit the public resale of all of the registrable securities thereunder in accordance with the terms of the Registration Rights Agreement. The registration statement of which this prospectus forms a part is being filed to register the resale of such shares pursuant to our registration obligation in the Registration Rights Agreement.

We are not obligated to effect a demand registration or an underwritten offering within 90 days after any other demand registration and are not obligated to effect an underwritten offering pursuant to a resale shelf registration statement within 90 days after any other underwritten offering pursuant to a resale shelf registration statement, subject to certain requirements.

The Registration Rights Agreement also generally obligates us to cooperate reasonably with and take such customary actions as may be reasonably requested by the RRA Holders in connection with the registration of registrable securities.

These registration rights are subject to certain conditions and limitations, and we are generally obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The Registration Rights Agreement also requires us to indemnify the RRA Holders against certain liabilities under the Securities Act.

The Registration Rights Agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Stockholders’ Agreement

HMH B.V. was party to a shareholders’ agreement, dated as of October 1, 2021, as amended February 8, 2024 (the “Existing Shareholders’ Agreement”), with Baker Hughes Holdings LLC, Akastor ASA, Akastor AS and Mercury HoldCo Inc. In connection with the closing of the IPO, the Existing Shareholders’ Agreement was terminated and we entered into a new stockholders’ agreement (the “Stockholders’ Agreement”) with the Principal Stockholders. Among other things, the Stockholders’ Agreement provides each of the Principal Stockholders with the right to designate nominees to our board of directors as follows:

•	so long as Baker Hughes and its affiliates collectively beneficially own at least 8,800,000 shares of our common stock, Baker Hughes can designate two nominees to our board of directors;

•

so long as Baker Hughes and its affiliates collectively beneficially own at least 4,400,000 but less than 8,800,000 shares of our common stock, Baker Hughes can designate one nominee to our board of directors;

•	so long as Akastor and its affiliates collectively beneficially own at least 8,800,000 shares of our common stock, Akastor can designate two nominees to our board of directors; and

•	so long as Akastor and its affiliates collectively beneficially own at least 4,400,000 but less than 8,800,000 shares of our common stock, Akastor can designate one nominee to our board of directors.

Pursuant to the Stockholders’ Agreement, we are required to (i) include the Principal Stockholder nominees on each slate of director nominees for election in our annual meeting or special meeting proxy statement (or consent solicitation or similar document), (ii) recommend the election of such nominees to our stockholders and (iii) otherwise use our reasonable best efforts to cause such nominees to be elected to our board of directors. Each Principal Stockholder also has the exclusive right to remove its respective designees and to fill vacancies created by the removal or resignation of its designees (unless such Principal Stockholder does not have the requisite ownership to fill such vacancies).

In addition, if we establish any committee of our board of directors other than the audit committee, the compensation committee or the nominating and governance committee, such committee will consist of at least one director nominated by each Principal Stockholder if requested by such Principal Stockholder and only if such Principal Stockholder is then entitled to nominate at least one director to our board of directors.

Furthermore, for so long as a Principal Stockholder and its affiliates collectively beneficially own at least 4,400,000 shares of our common stock, any increase or decrease to the size of our board of directors or amendment, modification or waiver of our amended and restated bylaws that relates to the size of our board of directors will require the prior written consent of such Principal Stockholder.

The Stockholders’ Agreement also provides each Principal Stockholder with certain information rights.

The Stockholders’ Agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Stockholders’ Agreement is qualified in its entirety by reference thereto.

Indemnification agreements

We have entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Shareholder Loans

On October 1, 2021, HMH B.V. entered into the Shareholder Loan Agreement with Baker Hughes Holdings LLC and Akastor AS to finance its operating and finance activities. Baker Hughes Holdings LLC provided the $80.0 million Baker Hughes Shareholder Loan under the Shareholder Loan Agreement, and Akastor AS provided the $20.0 million Akastor Shareholder Loan under the Shareholder Loan Agreement. The Shareholder Loans matured on the earliest to occur of December 18, 2028 or a liquidation event (as defined in the Shareholder Loan Agreement) such as the consummation of the IPO. As of December 31, 2025, the total amount of principal and accrued and unpaid interest outstanding under the Shareholder Loans was $143.7 million, which included $112.4 million outstanding under the Baker Hughes Shareholder Loan and $31.3 million outstanding under the Akastor Shareholder Loan. In connection with the closing of the IPO in April 2026, the Company repaid the Shareholder Loans in full from the net proceeds received from the IPO.

Shareholder Notes

On March 17, 2023, HMH B.V. entered into a note with Baker Hughes Holdings LLC and Akastor AS (as amended, the “Shareholder Notes”) whereby HMH B.V. extended credit in the principal amount of $3.45 million to Baker Hughes Holdings LLC and $3.49 million to Akastor AS. The Shareholder Notes matured upon the consummation of the IPO and accrued interest at a rate of 8.0% per annum. The outstanding amount under the Shareholder Notes was netted against the Shareholder Loans in connection with the closing of the IPO.

Other related party transactions

Baker Hughes

License agreements

On October 1, 2021, in connection with the formation of HMH B.V., HMH B.V. entered into worldwide, fully paid, nontransferable and non-sublicensable license agreements with a subsidiary of Baker Hughes giving HMH B.V. a limited right to use the terms Vetco™ and VetcoGray™ as trademarks on certain products traditionally sold under those trademarks and certain other intellectual property rights relating to certain of Baker Hughes’s intellectual property related to the Subsea Drilling Systems pressure control business that Baker Hughes contributed to HMH B.V. at the time of HMH B.V.’s formation. The license agreement relating to other intellectual property rights is perpetual in term, and the trademark license agreement relating to use of the terms Vetco™ and Vetco Gray™ has an initial five-year term that is renewable by HMH B.V. for successive five-year terms as long as the trademarks remain in use for the products traditionally sold under those trademarks.

Remarketing agreement

On October 1, 2021, in connection with the formation of HMH B.V., HMH B.V. entered into a remarketing agreement with Baker Hughes relating to certain BOPs, their associated control systems and other personal property. Such equipment is currently subject to a lease between two unrelated third parties, and the lessor of such equipment has the right to return such equipment to Baker Hughes at the end of the lease term. In the event such equipment is returned to Baker Hughes, HMH B.V. has agreed to provide certain services to Baker Hughes with respect to the sale, leasing or remarketing of such equipment in exchange for reimbursement of out-of-pocket costs and expenses.

Transition services agreement

On October 1, 2021, in connection with the formation of HMH B.V., HMH B.V. entered into a transition services agreement with Baker Hughes pursuant to which, in exchange for a monthly fee, Baker Hughes would provide HMH B.V. with certain transitional administrative, finance and other digital services for a term of up to 12 months.

HMH B.V. paid a total of $15.8 million to Baker Hughes for the services provided under the transition services agreement. All services under the transition services agreement have now been performed, and there are no outstanding obligations for either party thereunder.

Servicing agreement and long-term incentive offset

On October 1, 2021, in connection with the formation of HMH B.V., HMH B.V. entered into a servicing agreement with Baker Hughes pursuant to which we agreed to service, administer and collect on certain account receivables owned by Baker Hughes and contributed to HMH B.V. in connection with HMH B.V.’s formation, and to act as custodian with respect to any related collateral until the account is resolved, a successor is appointed or the parties agree to terminate. The total value of the account receivables pursuant to the servicing agreement as of October 1, 2021 was $54.6 million.

On March 17, 2023, Baker Hughes agreed, as full payment for the approximately $2.5 million in excess long-term incentive liability identified in the post-closing statement relating to the formation of HMH B.V., to assign to HMH B.V. all right, title and interest in the aggregate $6.8 million of account receivables remaining to be serviced by HMH B.V. under the servicing agreement, including all collections therefrom. HMH B.V. also agreed to pay to Baker Hughes by March 31, 2023 approximately $2.3 million as payment for certain property taxes due and payable by HMH B.V.

Akastor

Step Oiltools

In connection with the formation of HMH B.V. and pursuant to that certain transaction agreement by and between Akastor and Baker Hughes, dated as of March 2, 2021, as amended on April 27, 2021, September 30, 2021 and September 23, 2022 (the “JV Transaction Agreement”), to which HMH B.V. became a party pursuant to a joinder agreement dated as of October 1, 2021, and that certain share purchase agreement by and between Akastor AS and MHWirth AS, dated as of October 1, 2021, Akastor and Baker Hughes agreed that the contribution of one of Akastor’s subsidiaries, Step Oiltools B.V. (“Step Oiltools”), would be made on a delayed basis until certain Russian regulatory approvals were obtained. Subsequently, Step Oiltools’ business activities were significantly impacted by the Russian invasion of Ukraine, and it was decided that Step Oiltools would be liquidated. The parties agreed to cease seeking regulatory approval for the sale and to settle a seller’s credit in the amount of approximately $16.0 million, payable by Akastor to HMH B.V., in exchange for Akastor transferring to HMH B.V. the proceeds from the Step Oiltools liquidation. HMH B.V.’s management has assessed the expected net proceeds from the liquidation of Step Oiltools during 2023 and does not believe that such proceeds would yield net cash flows equal to the original seller’s credit receivable from Akastor and, as such, recorded a one-time charge of $16.0 million in 2023. The fair value of the receivable has been remeasured to zero as of December 31, 2025 and to zero as of December 31, 2024.

Payment of pension benefits

Pursuant to the JV Transaction Agreement, as part of its contribution to HMH B.V. at the time of HMH B.V.’s formation, Akastor agreed to pay certain carved-out pension liabilities existing in MHWirth AS prior to its contribution to HMH B.V. until such time as Akastor owns less than 5% of HMH B.V.’s equity interests, at which time Akastor will be obligated to pay all estimated remaining and unpaid pension costs. HMH B.V. estimated the value of such remaining and unpaid pension costs to be $18.4 million and $18.5 million as of December 31, 2025 and 2024, respectively, and HMH B.V. recorded a receivable of $21.4 million and $19.9 million as of December 31, 2025 and 2024, respectively, related to such pension payments from Akastor, which is reduced in line with pension payments to former employees in 2025 and 2024. The difference between unpaid pension costs and receivable is due to the timing of payments made to pensioners and pension payments received from Akastor by HMH B.V.

Financial guarantees

As of December 31, 2025, Akastor had issued financial guarantees of approximately $5.0 million in favor of MHWirth AS, a wholly owned subsidiary of HMH B.V., for fulfillment of performance under certain operational support frame agreements.

Transition services agreement

On October 1, 2021, in connection with the formation of HMH B.V., HMH B.V. entered into a transition services agreement with Akastor pursuant to which, in exchange for an hourly fee, Akastor would provide HMH B.V. with certain transitional finance, IT and treasury services for a term that concluded at the end of 2023. HMH B.V. paid a total of $0.4 million to Akastor for the services provided under the transition services agreement. All services under the transition services agreement have now been performed, and there are no outstanding obligations for either party thereunder.

Policies and procedures for review of related party transactions

A “related party transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries were, are or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

In connection with the IPO and subject to the rules of Nasdaq, we established an audit committee consisting solely of independent directors whose functions are set forth in the audit committee charter. One of the audit committee’s functions is to review and approve all relationships and transactions involving us and any related person. Our board of directors has adopted a written policy, which became effective upon the listing of our Class A common stock on Nasdaq, that provides that our audit committee or, in certain cases, the disinterested members of our board of directors will review all transactions with related persons that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. Any director who is a related person with respect to a transaction under review is not permitted to participate in any discussion or approval of such transaction.

The written policy provides that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, our audit committee or, if applicable, the disinterested members of our board of directors should consider all of the relevant facts and circumstances available.

The written policy became effective in connection with the IPO and, therefore, the pre-IPO transactions described above were not reviewed under such policy.

Description of capital stock

As of September 28, 2026, the authorized capital stock of HMH Inc. consisted of 1,000,000,000 shares of Class A common stock, $0.01 par value per share, of which 12,201,501 shares were issued and outstanding, 500,000,000 shares of Class B common stock, $0.01 par value per share, of which 31,891,652 shares were issued and outstanding, and 10,000,000 shares of preferred stock, $0.01 par value per share, of which no shares were issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of HMH Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and our amended and restated bylaws, which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Class A common stock

Voting Rights. Holders of shares of our Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The affirmative vote of the holders of a majority of our outstanding Class A common stock and Class B common stock, voting separately, is required to approve any disparate treatment with respect to dividends or the subdivision, combination or reclassification of either our Class A common stock or Class B common stock. Holders of our Class A common stock are not entitled to vote with respect to the amendment of certain provisions relating solely to outstanding series of preferred stock where the holders thereof are entitled to vote. Holders of our Class A common stock do not have cumulative voting rights.

Dividend Rights. Holders of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon the liquidation, dissolution, distribution of assets or other winding up of HMH Inc., holders of our Class A common stock are entitled to receive ratably the assets of HMH Inc. available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of its outstanding shares of preferred stock.

Number of Authorized Shares. The number of authorized shares of our Class A common stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved) by the affirmative vote of the holders of a majority in voting power of our stock entitled to vote thereon without a separate class vote of the holders of our preferred stock (if any), Class A common stock or Class B common stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B common stock

Generally. In connection with the Corporate Reorganization and the IPO, each Principal Stockholder received one share of Class B common stock for each bundle of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share that it holds. Shares of Class B common stock are not transferable except in connection with a permitted transfer of a corresponding number of bundles of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share. Accordingly, each Principal Stockholder has a number of votes in HMH Inc. equal to the number of bundles of one B.V. Non-Voting Class A Share and one B.V. Non-Voting Class B Share that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The affirmative vote of the holders of a majority of our outstanding Class A common stock and Class B common stock, voting separately, is required to approve any disparate treatment with respect to dividends or the subdivision, combination or reclassification of either our Class A common stock or Class B common stock. Holders of our Class B common stock are not entitled to vote with respect to the amendment of certain provisions relating solely to outstanding series of preferred stock where the holders thereof are entitled to vote. Holders of our Class B common stock do not have cumulative voting rights.

Dividend Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock.

Number of Authorized Shares. The number of authorized shares of our Class B common stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved) by the affirmative vote of the holders of a majority in voting power of our stock entitled to vote thereon without a separate class vote of the holders of our preferred stock (if any), Class A common stock or Class B common stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Liquidation Rights. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of HMH Inc.

Preferred stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, covering up to an aggregate of 10,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, privileges, rights, qualifications, limitations and restrictions determined by our board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved) by the affirmative vote of the holders of a majority in voting power of our stock entitled to vote thereon without a separate class vote of the holders of our preferred stock (if any), Class A common stock or Class B common stock, irrespective of the provisions of Section 242(b)(2) of the DGCL. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-takeover provisions

Certain provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction or other attempts to influence or replace our incumbent directors and officers.

These provisions, among other things:

•

Establish advance notice procedures regarding stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our Corporate Secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

•

Provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

•

Provide that subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances and the affirmative vote of any Principal Stockholder entitled to nominate at least one director under the amended and restated certificate of incorporation and the terms of the Stockholders’ Agreement, the authorized number of directors may be changed only by resolution of the board of directors.

•

Provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, and subject to the right of a Principal Stockholder to fill a vacancy created by such Principal Stockholder’s nominee under the amended and restated certificate of incorporation and the terms of the Stockholders’ Agreement, be filled by the affirmative vote of a majority of directors then in office, even if such directors constitute less than a quorum.

•

Provide that our amended and restated bylaws can be amended or repealed at any regular or special meeting of stockholders or by our board of directors; provided that any amendment by the stockholders that relates to the size of our board of directors will require the affirmative vote of each Principal Stockholder who is then entitled to designate for nomination at least one director.

•

Provide that, once the Principal Stockholders are no longer entitled to nominate at least three directors to our board of directors pursuant to the amended and restated certificate of incorporation and the terms of the Stockholders’ Agreement, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series.

•

Provide that certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of then-outstanding common stock, with the remaining provisions of our amended and restated certificate of incorporation able to be amended by the affirmative vote of the holders of a majority of the then-outstanding common stock.

•

Provide that special meetings of our stockholders may only be called by our board of directors (pursuant to a resolution adopted by a majority of our board of directors), our Chief Executive Officer or the chairman of our board of directors.

Limitation of liability and indemnification matters

Our amended and restated certificate of incorporation limits the personal liability of our directors and officers to us or our stockholders for monetary damages for breach of their fiduciary duty as directors and officers, except for the following liabilities that cannot be eliminated or limited under the DGCL:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	with respect to directors, for unlawful payments of dividends or unlawful stock purchases or redemptions, as provided under Section 174 of the DGCL;

•	for any transaction from which the director or officer derived an improper personal benefit; or

•	with respect to officers, in any action by or in the right of the Company.

Any amendment or repeal of these provisions will be prospective only and would not affect any limitation on liability of a director or officer for acts or omissions that occurred prior to any such amendment or repeal.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws explicitly authorize us to purchase insurance to protect any of our officers, directors, employees, agents or other entities for any expense, liability or loss, regardless of whether Delaware law would permit indemnification.

We have entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Removal of directors

Subject to the rights of any holders of preferred stock, stockholders holding a majority in voting power of our outstanding equity interests then-entitled to vote at an election of directors may remove any director from office with or without cause.

Corporate opportunities

Subject to the limitations of applicable law, our amended and restated certificate of incorporation, among other things, contains provisions relating to the duties of any affiliate of Baker Hughes or Akastor who is also one of our officers or directors that becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer solely in his or her capacity as our director or officer).

Registration rights

For a description of registration rights with respect to our Class A common stock, see “Certain relationships and related party transactions—Registration Rights Agreement.”

Dissenters’ rights of appraisal and payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ derivative actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC.

Listing

Our Class A common stock is listed on Nasdaq under the symbol “HMH.”

Shares eligible for future sale

Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, a substantial number of shares of our Class A common stock may become available for sale in the public market, and sales of such shares, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of restricted shares

As of September 28, 2026, we have a total of 12,201,501 shares of our Class A common stock outstanding and 31,891,652 shares of our Class B common stock outstanding. Of such outstanding shares of our Class A common stock, the 11,205,844 shares of our Class A common stock sold in the IPO and pursuant to the partial exercise of the underwriters’ over-allotment option are freely tradable without restriction or further registration under the Securities Act, except that any shares held by any of our “affiliates” as such term is defined in Rule 144 may be sold only in compliance with the limitations described below.

In addition, under the Exchange Agreement, each Principal Stockholder party thereto, subject to certain limitations, has the right, pursuant to the Redemption Right, to cause HMH B.V. to acquire or directly cancel all or a portion of its B.V. Non-Voting Shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Stockholder and us, (ii) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date. Alternatively, upon the exercise of the Redemption Right, we (instead of HMH B.V.) have the right, pursuant to the Call Right, to acquire each tendered bundle of one B.V. Non-Voting Class A Share, one B.V. Non-Voting Class B Share and one share of our Class B common stock directly from such Principal Stockholder for (a) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or, upon mutual agreement between such Principal Stockholder and us, (b) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the redemption date. As the Principal Stockholders exercise their exchange rights over time, the number of shares of our Class A common stock outstanding will increase and the number of shares of our Class B common stock outstanding will correspondingly decrease, thereby increasing the Class A common stock public float.

Under the Exchange Agreement, Akastor, subject to certain limitations, also has the right, pursuant to the Hybrid Redemption Right (and in lieu of exercising the Redemption Right), to cause HMH Inc. to acquire all or a portion of its B.V. Non-Voting Class B Shares and all or a portion of its Mercury HoldCo Inc. shares, together with all or an equal portion of its shares of our Class B common stock, for (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each bundle of a specified number of Mercury HoldCo Inc. shares (representing indirectly an ownership interest in one B.V. Non-Voting Class A Share), one B.V. Non-Voting Class B Share and one share of our Class B common stock exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions and adjustments to account for any net assets held by Mercury HoldCo Inc. other than HMH B.V. Non-Voting Class A Shares, or, upon mutual agreement between Akastor and us, (ii) an equivalent amount of cash, based on the trailing ten-day VWAP prior to the exchange date. See “Certain relationships and related party transactions—Exchange Agreement.”

This prospectus relates to the resale, from time to time, by the Selling Stockholders of up to 31,891,652 shares of our Class A common stock that are issuable upon exchange of B.V. Non-Voting Shares (and, if applicable, the Mercury HoldCo Inc. shares).

Lock-up agreements

In connection with the IPO, we, all of our directors and executive officers and the Principal Stockholders agreed not to sell any shares of our Class A common stock or Class B common stock for a period of 180 days from the date of the IPO prospectus (March 31, 2026), subject to certain exceptions and extensions, which has now expired. The lock-up period expired on September 27, 2026. Following the expiration of such lock-up restrictions, the Principal Stockholders, subject to compliance with the Securities Act or exceptions therefrom, are able to freely trade their Class A common stock, including any shares issued upon exchange of B.V. Non-Voting Shares (and, if applicable, the Mercury HoldCo Inc. shares).

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144. A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through Nasdaq during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. We expect that the Principal Stockholders and their respective affiliates may be considered our affiliates based on their respective expected share ownership, as well as their board designation rights.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the IPO is entitled to sell such shares in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock issued under employee plans

We have filed a registration statement on Form S-8 under the Securities Act to register the shares of Class A common stock that are reserved for issuance under the 2026 LTIP. Shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us or Rule 144 restrictions applicable to our affiliates described above.

Certain ERISA considerations

The following is a summary of certain considerations associated with the acquisition and holding of shares of our Class A common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code, or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of our Class A common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of our Class A common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•	whether in the future there may be no market in which to sell or otherwise dispose of the shares of our Class A common stock;

•

whether the acquisition or holding of the shares of our Class A common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (see the discussion under “—Prohibited transaction issues”); and

•

whether the Plan will be considered to hold, as plan assets, (i) only shares of our Class A common stock or (ii) an undivided interest in our underlying assets (see the discussion under “—Plan asset issues”).

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of our Class A common stock by an ERISA Plan with respect to which the issuer, the initial purchaser or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of our Class A common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan asset issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The U.S. Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

(b)	the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)	there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, individual retirement accounts and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Class A common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of our Class A common stock. Purchasers of shares of our Class A common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of our Class A common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of our Class A common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

Material U.S. federal income tax considerations for non-U.S. holders

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined herein) that acquires such Class A common stock pursuant to this offering and holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. Any such change or differing interpretation may alter the tax considerations that we describe in this summary. We have not sought and do not intend to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or other arrangements treated as a partnership or pass-through entity for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	certain former citizens or long-term residents of the United States;

•

persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, conversion transaction or other integrated investment or risk reduction transaction;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all the interest of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND

DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. holder defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership (or a partner therein) or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, a “United States person”) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions on Class A common stock

The payment of distributions on our Class A common stock will be at the sole discretion of our board of directors. If we do make distributions of cash or other property (other than certain stock distributions) on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock (and will reduce such tax basis, until such basis equals zero) and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on disposition of Class A common stock.”

Subject to the discussions below under “—Backup withholding and information reporting” and “—Additional withholding requirements under FATCA” and with respect to effectively connected dividends (as discussed below), any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To claim the benefit of such a reduced treaty rate, a non-U.S. holder must timely provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. federal withholding tax (including backup withholding discussed below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on disposition of Class A common stock

Subject to the discussions below under “—Backup withholding and information reporting” and “—Additional withholding requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of our Class A common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our Class A common stock constitutes a United States real property interest because we are or have been a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition and the non-U.S. holder’s holding period for the Class A common stock.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

With respect to the third bullet above, a corporation generally is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock is and continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a U.S. real property interest and will be subject to tax on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC in the manner described in the preceding paragraph (except that the branch profits tax would not apply to a non-U.S. holder that is a corporation). If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax in such manner on a taxable disposition of our Class A common stock, and a 15% withholding tax would apply to the gross proceeds from such disposition.

Backup withholding and information reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain connections with the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Additional withholding requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or timely provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A common stock.

Although FATCA withholding generally could apply to gross proceeds on the disposition of our Class A common stock, proposed U.S. Treasury regulations (the “Proposed Regulations”) eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our Class A common stock. The preamble to the Proposed Regulations states that taxpayers may rely on the Proposed Regulations pending finalization. However, there can be no assurance that the Proposed Regulations will be finalized in their present form.

If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our Class A common stock.

Plan of distribution

We are registering the resale, from time to time, by the Selling Stockholders or their permitted transferees of up to 31,891,652 shares of our Class A common stock. We will bear certain fees and expenses incident to the registration of these securities. The Selling Stockholders will bear all commissions and discounts, if any, attributable to their sale of shares of our Class A common stock. We will not receive any of the proceeds from the sale of our Class A common stock by the Selling Stockholders. The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices.

The Selling Stockholders may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•	in over-the-counter distribution in accordance with the rules of Nasdaq;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	through agents;

•

by entering into transactions with third parties who may (or may cause others to) issue securities convertible or exchangeable into, or the return of which is derived in whole or in part from the value of, our Class A common stock;

•

through trading plans entered into by a Selling Stockholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of its securities on the basis of parameters described in such trading plans;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

In addition, a Selling Stockholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners, or shareholders, or other similar persons, are not affiliates of ours, such members, partners or shareholders, or other similar persons, would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, or as otherwise permitted pursuant to applicable law, rather than under this prospectus. Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with applicable FINRA rules; and in the case of a principal transaction a markup or markdown in compliance with applicable FINRA rules.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities, including to broker-dealers or affiliates thereof, that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transactions).

A Selling Stockholder may enter into derivative transaction with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Stockholder or borrowed from any Selling Stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

The Selling Stockholders may authorize broker-dealers or agents to solicit offers by certain purchasers to purchase the securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the Selling Stockholders pay for solicitation of these contracts.

With respect to a particular offering of the securities held by a Selling Stockholder, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is part, will be prepared and will set forth the following information:

•	the specific securities to be offered and sold;

•	the names of the Selling Stockholders;

•	the respective purchase prices and public offering prices, the proceeds to be received from the sale, if any, and other material terms of the offering;

•	settlement of short sales entered into after the date of this prospectus;

•	the names of any participating agents or broker-dealers; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the Selling Stockholders.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the securities owned by them, and the pledgees or secured parties will, upon foreclosure in the event of default, be deemed to be Selling Stockholders. As and when a Selling Stockholder takes such actions, the number of securities under this prospectus on behalf of such Selling Stockholder will decrease. The Selling Stockholders may also transfer and donate the securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a Selling Stockholder that a transferree, donee, pledgee or other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Stockholder.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages, liabilities and expenses, including liabilities under the Securities Act. Once this registration statement becomes effective, we agreed to keep this registration statement effective, or in the case this registration statement is unavailable, ensure another registration statement is available until the earliest of (i) the date on which the securities covered by this registration statement have been disposed of in accordance with any of the foregoing methods of distribution; and (ii) the date on which all the securities covered by this registration statement have ceased to be registrable securities.

The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to our Class A common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Class A common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Legal matters

The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Baker Botts L.L.P., Houston, Texas.

Experts

The consolidated financial statements of HMH Holding B.V. as of December 31, 2025, and for the year ended December 31, 2025, and the financial statements of HMH Holding Inc. as of December 31, 2025, have been included herein in reliance upon the reports of KPMG LLP (“KPMG US”), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of HMH Holding B.V. as of December 31, 2024, and for the year ended December 31, 2024, and the financial statements of HMH Holding Inc. as of December 31, 2024, have been included herein in reliance upon the reports of KPMG AS, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Change in independent registered public accounting firm

Effective as of May 27, 2025, the sole director of HMH Inc. and the board of directors of HMH B.V. each approved the dismissal of KPMG AS, as the independent registered public accounting firm of HMH Inc. and HMH B.V., respectively, for U.S. GAAP purposes. Effective as of May 27, 2025, the sole director of HMH Inc. and the board of directors of HMH B.V. each approved of the appointment of KPMG US as the independent registered public accounting firm of HMH Inc. and HMH B.V., respectively, for U.S. GAAP purposes for the fiscal year ending December 31, 2025, including performing review of interim periods commencing from the period ended June 30, 2025.

The audit report of KPMG AS on HMH Inc.’s financial statements as of December 31, 2024 and April 29, 2024 did not contain an adverse opinion or a disclaimer of opinion, and such report was not qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of KPMG AS on HMH B.V.’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and such report was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through May 27, 2025, (i) there were no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the instructions relating thereto with KPMG AS on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG AS, would have caused KPMG AS to make reference to the subject matter of such disagreements in connection with its audit report on HMH Inc.’s financial statements as of December 31, 2024 and April 29, 2024 or its audit report on HMH B.V.’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2023, and (ii) there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K and the instructions relating thereto, except for the previous material weaknesses described under “Management’s discussion and analysis of financial condition and results of operations—Internal controls and procedures.”

Each of HMH Inc. and HMH B.V. has provided KPMG AS with a copy of the disclosures set forth under the heading “Change in independent registered public accounting firm” in this prospectus and requested that KPMG AS provide it with a letter addressed to the SEC stating whether KPMG AS agrees with the statements made under such heading in this prospectus. Copies of KPMG AS’s letters with respect to HMH Inc. and HMH B.V., each dated August 19, 2025, are incorporated by reference as Exhibit 16.1 and Exhibit 16.2, respectively, to the registration statement of which this prospectus forms a part.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through May 27, 2025, neither HMH Inc. (or anyone on its behalf) nor HMH B.V. (or anyone on its behalf) consulted KPMG US regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on HMH Inc.’s financial statements or HMH B.V.’s consolidated financial statements, respectively, and neither a written report nor oral advice was provided by KPMG US to HMH Inc. or HMH B.V. that KPMG US concluded was an important factor considered by HMH Inc. or HMH B.V., respectively, in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the instructions relating thereto or a reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K and the instructions relating thereto.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 relating to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the shares of Class A common stock offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. We file with or furnish to the SEC annual, quarterly and current reports, and amendments to those reports, and other information. These reports and other information may be obtained from the SEC’s website as provided above. Our website is located at www.hmhw.com. We make our annual, quarterly and current reports, and amendments to those reports, and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Glossary of selected terms

Bbl. One stock tank barrel, of 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.

Bcm. Billion cubic meters of natural gas.

Bcm/MM Boe. Billion cubic meters of natural gas per million barrels of oil equivalent.

Blowout. An uncontrolled flow of reservoir fluids into the wellbore, and sometimes catastrophically to the surface. A blowout may consist of salt water, oil, natural gas or a mixture of these. Blowouts can occur in all types of E&P operations, not just during drilling operations. If reservoir fluids flow into another formation and do not flow to the surface, the result is called an underground blowout. If the well experiencing a blowout has significant open-hole intervals, it is possible that the well will bridge over (or seal itself with rock fragments from collapsing formations) down-hole and intervention efforts will be averted.

Boe. Barrel of oil equivalent.

Brent crude oil. Brent crude oil is the benchmark used for the light oil market in Europe, Africa and the Middle East, originating from oil fields in the North Sea between the Shetland Islands and Norway.

Brownfield. An oil or gas accumulation that has matured to a production plateau or even progressed to a stage of declining production.

Btu. British thermal unit. One Btu is the heat required to raise the temperature of one pound of liquid water by one degree Fahrenheit.

CAPEX. Capital expenditure.

Casing. Large-diameter, steel pipe lowered into an uncased portion of a well and cemented in place. Casing is run to provide structural integrity to the wellbore, protect fresh water formations, isolate a zone of lost returns or isolate formations with significantly different pressure gradients.

Cementing. To prepare and pump cement into place in a wellbore (primarily to fill and seal the gap between casing and the borehole wall).

CO2e. Carbon dioxide equivalent.

Cold stacked. Describes an idled rig for which steps have been taken to preserve the rig and reduce certain costs, such as crew costs and maintenance expenses. Depending on the amount of time that a rig is cold stacked, significant expenditures may be required to return the rig to a “ready” state.

Completion. A generic term used to describe the assembly of down-hole tubulars and equipment required to enable safe and efficient production from an oil or gas well. The point at which the completion process begins may depend on the type and design of the well.

Day rates. The daily cost to the operator of renting the drilling rig and the associated costs of personnel and routine supplies.

DEAL. A technology platform that enables the installation of performance enhancing software modules called Smart Modules for topside drilling equipment. Smart Modules communicate with the drilling equipment controllers to optimize the operations required to drill a well. The platform is an open interface that enables a reliable, simple and effective gateway to the HMH drilling equipment. With DEAL™ installed, adding of select Smart Modules is done with reduced downtime and risk.

DrillCERT. A global, continuous American Petroleum Institute certification program for marine drilling risers. Based on condition-based inspection methodology, the traditional five-year calendar-based inspection interval can often be extended up to a 12-year interval.

DrillPerform. A continuous improvement process carried out in close collaboration with our customers, ensuring that operational performance is assessed regularly to increase efficiency of well delivery, aid in incident investigations, support scenario training and improve safety while reducing operating expenses and environmental impact through data analytics and visualization of machine and crew analysis as well as implementation of performance enhancing technology.

Drilling rig. The machine used to drill a wellbore.

Drilling risers. The subsea riser is a buoyant pipe that the drillstring runs through and provides a connection between the rig and the blowout preventer or wellhead and transports hydraulic choke and kill fluid lines.

Drillstring. The combination of the drillpipe, the bottomhole assembly and any other tools used to make the drill bit turn at the bottom of the wellbore.

Greenfield. A new oil and gas field development.

GWh. Gigawatt hours.

Horizontal drilling. A subset of the more general term “directional drilling,” used where the departure of the wellbore from vertical exceeds about 80 degrees. Note that some horizontal wells are designed such that after reaching true 90-degree horizontal, the wellbore may actually start drilling upward. In such cases, the angle past 90 degrees is continued, as in 95 degrees, rather than reporting it as deviation from vertical, which would then be 85 degrees. Because a horizontal well typically penetrates a greater length of the reservoir, it can offer significant production improvement over a vertical well.

Hydraulic fracturing. A stimulation treatment routinely performed on oil and gas wells in low permeability reservoirs. Specially engineered fluids are pumped at high pressure and rate into the reservoir interval to be treated, causing a vertical fracture to open.

Hydrocarbon. A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane, but many are highly complex molecules, and can occur as gases, liquids or solids. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are oil and natural gas.

MMbtu. One million British thermal units.

MM Bbls/day. Millions of barrels of crude oil or other liquid hydrocarbons per day.

MM Boe/day. Millions of barrels of oil equivalent per day.

Pile top drill rig. Specialized drilling equipment designed for setting up deep and large-diameter foundations in hard rock.

Psi. Pound per square inch.

Reverse circulation drilling. A form of percussion drilling that uses compressed air to flush material cuttings out of the drill hole in a safe and efficient manner.

RiCon. Our proprietary drilling riser lifecycle offering, which provides a current view of the riser condition. Software then identifies when maintenance is required and where to focus maintenance activities, reducing inspection costs.

Rig years. Represent a measure of the number of equivalent rigs operating during a given period.

Scope 1 emissions. Direct GHG emissions that occur from sources that are controlled or owned by an organization.

Scope 2 emissions. Indirect GHG emissions associated with the purchase of electricity, steam, heat or cooling.

Scope 3 emissions. GHG emissions that result from the end use of an organization’s products, as estimated per Category 11 (Use of Sold Product), as well as emissions from other business activities from assets not owned or controlled by the organization but that the organization indirectly impacts in its value chain.

SeaLytics. A technology platform that provides access to a customer’s control system data while maintaining critical cybersecurity protocol in an easily installed edge device. The system features real-time visualization, BOP systems status and the ability to manage maintenance activities. With optional cloud connectivity, stakeholders onshore can view and retrieve BOP data that has been historically difficult to retrieve securely. SeaLytics enables collaboration between onshore and offshore personnel, driving the quality, speed of decisions and corrective actions, resulting in reduced non-productive time. Additionally, we can process the data feed through proprietary analytics to help the customer operate and plan maintenance based on actual usage of a customer’s equipment.

SeaONYX. Our next-generation surface control system and operator interface software for well control equipment, based on an industry-proven programmable logic controller platform. Designed for reliability and ease-of-use, SeaONYX has SeaLytics built into it, providing all the benefits of real time monitoring and analytics.

Shale. A fine-grained, fissile, sedimentary rock formed by consolidation of clay- and silt-sized particles into thin, relatively impermeable layers.

Warm stacked. Describes a rig that is idled (not contracted) and maintained in a “ready” state with a crew sized to enable the rig to be quickly placed into service when contracted.

Wellbore. The physical conduit from surface into the hydrocarbon reservoir.

Index to consolidated financial statements
HMH Holding Inc.
Audited financial statements

Unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet as of December 31, 2025	F-7

Unaudited pro forma consolidated statement of income for the year ended December 31, 2025	F-8

Notes to unaudited pro forma consolidated financial information	F-9
Unaudited condensed consolidated financial statements

HMH Holding B.V.
Audited consolidated financial statements

Report of independent registered public accounting firm
To the Stockholder and Board of Directors
HMH Holding Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheet of HMH Holding Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2025.
Houston, Texas
March 4, 2026

Report of independent registered public accounting firm
To the Stockholder and Board of Directors
HMH Holding Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheet of HMH Holding Inc. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/
KPMG AS
We served as the Company’s auditor from 2024 to 2025.
Oslo, Norway
March 17, 2025

HMH Holding Inc.
Balance sheets

	December 31, 2025	December 31, 2024
Assets
Accounts receivable from parent	$10	$10

Total assets	$10	$10

Stockholder’s equity
Common stock, $0.01 par value—1,000 shares authorized, issued and outstanding	$10	$10

Total stockholder’s equity	$10	$10

The accompanying notes are an integral part of these balance sheets.

HMH Holding Inc.
Notes to balance sheets
1. Organization and nature of business
HMH Holding Inc. (the “Company”) was incorporated in the State of Delaware on April 29, 2024. The Company is authorized to issue 1,000 shares of one class of common stock with a par value of $0.01. The Company was formed with the intent that it will be included in a reorganization into a holding corporate structure and its sole material asset is expected to be a controlling equity interest in HMH Holding B.V.
On April 29, 2024, HMH Holding B.V. acquired 1,000 shares of the Company’s common stock for cash consideration of $0.01 per share, or total cash consideration of $10.
2. Summary of significant accounting policies
Basis of presentation
The Company’s balance sheets have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). As there has been no operating activity for this entity since its inception, separate statements of income and comprehensive income, cash flows and changes in stockholder’s equity have not been presented. The Company’s year-end is December 31.
Summary of significant accounting policies
The preparation of financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and the disclosure of gain and loss contingencies at the date of the financial statements and during the periods presented. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ materially from those estimates.
Offering costs
In connection with the Company’s initial public offering, affiliates of the Company have or will incur accounting, legal and other costs, which will be reimbursed by the Company upon consummation of the initial public offering. Such costs will be deferred and recorded as a reduction to stockholder’s equity and recorded against the proceeds from the offering. In the event the offering is aborted, such deferred offering costs will be expensed.
Organization costs
Organization costs will be expensed as incurred. Such costs are comprised of the legal and professional fees associated with the formation of the Company.
3. Subsequent events
Management has performed an analysis of activities and transactions through March 4, 2026, which is the date the financial statements were issued, to determine the need for any adjustments to or additional disclosures within these financial statements. We determined that there are no significant subsequent events requiring adjustment or disclosure.

Unaudited pro forma consolidated financial information
HMH Holding Inc. (the “Company,” “we” or “our”), the issuer in the Offering (as defined below), is a holding company formed to own an interest in, and act as the sole managing member of, HMH Holding B.V. (“HMH B.V.”). The Company’s historical financial statements are those of HMH B.V., which is the Company’s accounting predecessor for financial reporting purposes.
The unaudited pro forma consolidated financial information of the Company reflects the historical results of the Company on a pro forma basis to give effect to the following transactions (collectively, the “Transactions”):

•	the corporate reorganization as described under “Corporate reorganization” in this prospectus (the “Corporate Reorganization”);

•
the initial public offering of 10,520,000 shares of the Company’s Class A common stock, par value $0.01 per share (“Class A common stock”), and the use of the net proceeds therefrom as described under “Use of proceeds” in this prospectus (the “Offering”). The net proceeds from the sale of the shares of Class A common stock are expected to be $193,776,000, net of underwriting discounts and commissions of $12,624,000 and other estimated offering expenses outstanding of $4,000,000; and

•	other related expenses that are incremental and directly related to the Offering.
The unaudited pro forma consolidated balance sheet of the Company is based on the historical consolidated balance sheet of HMH B.V. as of December 31, 2025 and includes pro forma adjustments to give effect to the Transactions as if they had occurred on December 31, 2025. The unaudited pro forma consolidated statement of income of the Company for the year ended December 31, 2025 is based on the historical consolidated statement of income of HMH B.V., giving effect to the Transactions as if they had occurred on January 1, 2025. Unless otherwise indicated, the unaudited pro forma consolidated financial information assumes that the underwriters do not exercise their option to purchase additional shares of Class A common stock.
The unaudited pro forma consolidated financial information was prepared in accordance with Article 11 of Regulation
S-X,
using the assumptions set forth in the notes to the unaudited pro forma consolidated financial information. The unaudited pro forma consolidated financial information has been adjusted to include transaction accounting adjustments, which reflect the application of the accounting required by generally accepted accounting principles in the United States of America (“GAAP”), linking the effects of the Transactions listed above to the Company’s historical consolidated financial statements.
The unaudited pro forma consolidated financial information is for illustrative and informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future consolidated results of operations or financial position of the Company. Further, pro forma adjustments represent management’s best estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available.
The unaudited pro forma consolidated financial information should be read together with “Corporate reorganization,” “Use of proceeds,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations,” “Certain relationships and related party transactions” and the historical consolidated financial statements and their respective notes thereto included elsewhere in this prospectus.

HMH Holding Inc.
Unaudited pro forma consolidated balance sheet
As of December 31, 2025
(in thousands, except par value)

	Historical HMH Holding B.V.	Corporate reorganization adjustments		Offering transaction adjustments		Pro forma HMH Holding Inc.

Assets

Current assets
Cash and cash equivalents	$96,585	$–		$19,916	(d)	$116,501
Current accounts receivables, net	108,060	–		–		108,060
Related party accounts receivable	1,499	–		–		1,499
Related party notes receivable—current	3,653	–		–		3,653
Contract assets	114,918	–		–		114,918
Inventories, net	253,759	–		–		253,759
Other current receivables	17,854	–		–		17,854
Prepaids and other current assets	32,882	–		(21,326	) (a)	11,556

Total current assets	629,210	–		(1,410)		627,800

Property, plant and equipment, net	200,818	–		–		200,818
Goodwill	307,014	–		–		307,014
Customer relationships, net	67,224	–		–		67,224
Other intangible assets, net	54,846	–		–		54,846
Related party notes receivable	33,604	–		(9,352	) (d)	24,252
Right-of-use assets	48,739	–		–		48,739
Other assets	16,249	–		–		16,249

Total assets	$1,357,704	$–		$(10,762)		$1,346,942

Liabilities and equity

Current liabilities
Accounts payable	$56,206	$–		$–		$56,206
Accounts payable—related party	107	–		–		107
Current portion of long-term debt, net	715	–		–		715
Contract liabilities	35,249	–		–		35,249
Accrued expenses	95,780	–		–		95,780
Other current liabilities	35,582	–		–		35,582

Total current liabilities	223,639	–		–		223,639

Long-term debt, net	195,636	–		–		195,636
Long-term debt, net—related party	143,732	–		(143,732	) (d)	–
Non-current operating lease liabilities	39,922	–		–		39,922
Other liabilities	54,323	3,424	(c)	–		58,189

Total liabilities	657,252	3,424		(143,732)		517,386

Shareholders’ equity
Ordinary shares ( € 1.00 par value, 200 shares authorized and 200 shares issued and outstanding as of December 31, 2025)	–	–	(b)	–		–
Class A common stock, $0.01 par value per share	–	–		114	(d)(e)	114
Class B common stock, $0.01 par value per share	–	326	(b)	–		326
Additional paid-in capital	610,431	(531,833	) (b)(c)	68,478	(d)(a)(e)	147,076
Retained earnings	83,943	–		(21,186	) (e)	62,757
Accumulated other comprehensive income	4,239	–		–		4,239

Total shareholders’ equity	698,613	(531,507)		47,406		214,512

Non-controlling interests	1,839	528,083	(b)	85,564	(d)	615,486

Total equity	700,452	(3,424)		132,970		829,998

Total liabilities and shareholders’ equity	$1,357,704	$–		$(10,762)		$1,346,942

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

HMH Holding Inc.
Unaudited pro forma consolidated statement of income
For the year ended December 31, 2025
(in thousands, except share and per share amounts)

	Historical HMH Holding B.V.	Corporate reorganization adjustments		Offering transaction adjustments		Pro forma HMH Holding Inc.

Revenue
Service revenue	$383,385	$–		$–		$383,385
Product revenue	213,544	–		–		213,544
Spare parts revenue	224,380	–		–		224,380
Related party revenue	445	–		–		445

Total revenue	821,754	–		–		821,754

Operating expenses
Cost of services sold	253,541	–		–		253,541
Cost of goods sold - products	183,509	–		–		183,509
Cost of goods sold - spare parts	138,974	–		–		138,974

Total cost of sales	576,024	–		–		576,024

Selling, general and administrative expenses	130,397	–		21,186	(g)	151,583
Research and development expenses	2,813	–		–		2,813
Restructuring and other expenses, net	4,631	–		–		4,631

Total operating expenses	713,865	–		21,186		735,051

Operating income	107,889	–		(21,186)		86,703

Foreign currency gain, net	6,790	–		–		6,790
Other non-operating income, net	1,263	–		–		1,263
Interest expense, net	(43,352)	–		10,218	(h)(i)	(33,134)

Income before income taxes	72,590	–		(10,968)		61,622

Income tax expense	(26,467)	–	(f)	–	(f)	(26,467)

Net income	$46,123	$–		$(10,968)		$35,155

Less: Net income attributable to non-controlling interests	669	–		26,068		26,737

Net income attributable to HMH Holding Inc.	45,454	–		(37,036)		8,418

Pro forma earnings per share:
Basic and diluted						$0.74	(j)

Pro forma number of shares used in computing earnings per share
Basic and diluted						11,422,504	(j)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to unaudited pro forma consolidated financial information
1. Basis of presentation and description of the transactions
The unaudited pro forma consolidated financial information was prepared in accordance with Article 11 of Regulation S-X and presents the pro forma financial condition and results of operations of the Company based upon the historical financial information of HMH B.V. after giving effect to the transaction accounting adjustments set forth in the notes to unaudited pro forma consolidated financial information.
For purposes of the unaudited pro forma consolidated balance sheet, it is assumed that the Transactions had taken place on December 31, 2025. For purposes of the unaudited pro forma consolidated statement of income, it is assumed that the Transactions had taken place on January 1, 2025.
The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock. In addition, the unaudited pro forma consolidated financial information does not reflect any cost savings, operating synergies or revenue enhancements that the consolidated company may achieve as a result of the Transactions.
Reorganization transactions and offering transactions
Immediately prior to the Offering and the Corporate Reorganization, (i) Baker Hughes Company (Nasdaq: BKR) and its wholly owned subsidiary, Baker Hughes Holdings LLC (collectively, “Baker Hughes”), and (ii) Akastor ASA (OSE: AKAST) and its wholly owned subsidiaries, Akastor AS, Mercury HoldCo AS and Mercury HoldCo Inc. (collectively, “Akastor” and, together with Baker Hughes, the “Principal Stockholders”), will collectively own all of the equity interests in HMH B.V.
The Company is offering shares of Class A common stock in this Offering at an initial public offering price of $20.00 per share. The Company intends to use the proceeds (net of underwriting discounts and commissions and other estimated offering expenses) from the issuance of Class A common stock to acquire 10,520,000 B.V. Voting Class A Shares and 10,520,000 B.V. Voting Class B Shares (each as defined elsewhere in this prospectus) from the Principal Stockholders and contribute all the remaining net proceeds from the Offering to HMH B.V in exchange for a number of B.V. Voting Class A Shares and B.V. Voting Class B Shares, which HMH B.V will in turn use to repay outstanding indebtedness under the Shareholder Loans (as defined elsewhere in this prospectus) and for general corporate purposes, which may include funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we intend to contribute all of the additional net proceeds to HMH B.V. in exchange for an additional 1,578,000 B.V. Voting Class A Shares and 1,578,000 B.V. Voting Class B Shares. HMH B.V. intends to use such additional net proceeds to purchase in equal proportion from Baker Hughes and Akastor, respectively, an aggregate number of shares of Class B common stock, B.V. Non-Voting Class A Shares and B.V. Non-Voting Class B Shares, respectively, equal to the number of shares of Class A common stock issued upon the underwriters’ exercise of the option.
After giving effect to the Corporate Reorganization and the Offering contemplated by this prospectus (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock and prior to giving effect to the 902,504 shares of Class A common stock issuable upon consummation of this offering pursuant to LTI Awards (as defined elsewhere in this prospectus) that will vest in connection with this offering), the Company will be a holding company, and its sole material asset will be a controlling equity interest in HMH

B.V. As a result of the Corporate Reorganization and the Transactions, the Company will own approximately 24.4% of the economic interest in HMH B.V. but will have 100% of the voting power and will control the management of HMH B.V. The Company will be responsible for all operational, management and administrative decisions relating to HMH B.V.’s business and will have the obligation to absorb losses and receive benefits from HMH B.V. The Corporate Reorganization lacks economic substance under GAAP and therefore will be accounted for in a manner consistent with a reorganization of entities under common control. As a result, the consolidated financial statements of the Company will recognize the assets and liabilities received in the Corporate Reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of HMH B.V.
For a complete description of the Corporate Reorganization, see the section entitled “Corporate reorganization” included elsewhere in this prospectus.
2. Notes to unaudited pro forma consolidated balance sheet
Transaction accounting adjustments include the following adjustments related to the unaudited pro forma consolidated balance sheet as of December 31, 2025, as follows:

(a)	HMH B.V. incurred $21.3 million of legal, accounting and other direct costs associated with the Offering, which are recorded in “Prepaid expenses and other current assets” in the consolidated balance sheet. Upon completion of the Offering, these costs will be offset against the proceeds and recorded as a reduction of additional paid-in capital.

(b)	As a result of the Corporate Reorganization and the Transactions (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock and prior to giving effect to the 902,504 shares of Class A common stock issuable upon consummation of this offering pursuant to LTI Awards that will vest in connection with this offering), the Company will own approximately 24.4% of the economic interest in HMH B.V. and will control the management of HMH B.V. Immediately following the completion of the Corporate Reorganization, the ownership percentage held by the Company and by non-controlling interests will be approximately 24.4% and 75.6%, respectively.
Represents an adjustment to equity reflecting (i) the par value for Class A common stock and the Company’s Class B common stock, par value $0.01 per share (“Class B common stock”), (ii) $528.1 million of non-controlling interests related to the 75.6% economic interest held by the Principal Stockholders and (iii) reclassification of HMH B.V.’s interest of $528.4 million to additional paid-in capital.

(c)	In connection with the closing of the Offering, we will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with the Principal Stockholders that provides for the payment by us to the Principal Stockholders of 85% of the realized benefits, if any, as a result of increases in our share of existing tax basis and adjustments to the tax basis of the assets of HMH B.V. as a result of sales or exchanges of B.V. Non-Voting Shares (as defined elsewhere in this prospectus), and our utilization of certain tax attributes related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. For a complete description of the Tax Receivable Agreement, see the section entitled “Certain relationships and related party transactions—Tax Receivable Agreement” included elsewhere in this prospectus. The Tax Receivable Agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. The following are the Tax Receivable Agreement adjustments:

a.	We estimate that we will not realize the benefit represented by the deferred tax assets, based on an analysis of expected future earnings, and will reduce deferred tax assets with a full valuation allowance;

b.	We will record a $3.4 million liability under the Tax Receivable Agreement (or $5.5 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock and after giving effect to the application of the net proceeds therefrom) based on our estimate of the aggregate amount that we will pay to the Principal Stockholders under the Tax Receivable Agreement as a result of the Transactions; and

c.	We will record an adjustment to decrease additional
paid-in
capital of $3.4 million, t
o
reflect the increa
s
e in the Tax Receivable Agreement liability payable to the Principal Stockholders as a result of the Offering Transactions, with no deferred tax asset recognized.
Due to the uncertainty as to the amount and timing of future exchanges of B.V.
Non-Voting
Shares (together with an equal number of shares of Class B common stock) by the Principal Stockholders and as to the price per share of our Class A common stock at the time of any such exchanges, the unaudited pro forma consolidated financial information does not assume that exchanges have occurred. Therefore, no increases in tax basis in the Company’s assets or other tax benefits that may be realized as a result of any such future exchanges have been reflected in the unaudited pro forma consolidated financial information.
However, if all of the Principal Stockholders were to exchange their B.V.
Non-Voting
Shares (together with an equal number of shares of Class B common stock) for shares of Class A common stock immediately following the completion of the Offering, we would recognize an incremental deferred tax asset of approximately $42.9 million and a non-current
liability of approximately $33.0 million based on the Company’s estimate of the aggregate amount that it will pay under the Tax Receivable Agreement as a result of such future exchanges, utilizing various assumptions set forth in the Tax Receivable Agreement, including without limitation the following: (i) a price of $20.00 per share; (ii) a constant combined federal and state corporate tax rate of 25%; (iii) we will have sufficient taxable income to fully utilize the tax benefits; and (iv) no material changes in tax law. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related non-current
liabilities that we will recognize as a result of any such future exchanges will differ based on, among other things: (i) the amount and timing of future exchanges of B.V.
Non-Voting
Shares (together with an equal number of shares of Class B common stock) by the Principal Stockholders, and the extent to which such exchanges are taxable; (ii) the price per share of our Class A common stock at the time of the exchanges; (iii) the amount and timing of future income against which to offset the tax benefits; and (iv) the tax rates then in effect.
There is a reasonable possibility that, within the next 12 months, future developments could cause us to change our conclusions regarding the valuation allowance and/or the Tax Receivable Agreement liability that has been recognized. Any such change could result in an income tax benefit in the period in which the valuation allowance is released and/or an increase in pre-tax income in the period in which the Tax Receivable Agreement liability is released.

(d)	Represents (i) the net proceeds of approximately $193.8 million based on an initial public offering price of $20.00 per share after deducting assumed underwriting discounts and commissions and other estimated offering expenses (or $223.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) the related use of $146.6 million of the proceeds to repay all outstanding indebtedness under the Shareholder Loans and (iii) an incremental $9.5 million of proceeds estimated to be received (via offset against repayment of the Shareholder Loans) from the Shareholder Notes (as defined elsewhere in this prospectus).

(e)
Reflects an adjustment to retained earnings of $21.2 million for share-based compensation expense that will be recognized upon completion of the Offering related to historical share awards issued by HMH B.V. to management and certain employees, which will vest when certain performance objectives are achieved.

All of the awards are contingent on a liquidity event, which is defined as an initial public offering or a change of control of the Company.
3. Notes to unaudited pro forma consolidated statement of income
Transaction accounting adjustments include the following adjustments related to the unaudited pro forma consolidated statement of income for the year ended December 31, 2025, as follows:
(f) Following the Corporate Reorganization, HMH Holding Inc. will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes. However due to HMH Holding B.V.’s historial pre-tax losses and the associated valuation allowance, there will be no tax benefit recognized as an adjustment to our taxes on the unaudited pro forma consolidated statement of income, assuming the federal rates currently in effect and the highest statutory rates apportioned to each state, local and foreign jurisdiction.
(g) Reflects share-based compensation expense related to historical share awards issued by HMH B.V. to management and certain employees, which will vest when certain performance objectives are achieved. All of the awards are contingent on a liquidity event, which is defined as an initial public offering or a change of control of the Company. Upon completion of the Offering, the Company will recognize $21.2 million in share-based compensation expense.
(h) Reflects the reduction in interest expense of $10.9 million for the year ended December 31, 2025, as a result of the repayment of the outstanding indebtedness under the Shareholder Loans from Baker Hughes Holdings LLC and Akastor AS, as described in “Use of proceeds,” as if such repayment occurred on January 1, 2025.
(i) Reflects the reduction in interest income of $0.7 million for the year ended December 31, 2025, as a result of the settlement of the outstanding Shareholder Note receivable of $3.5 million from Baker Hughes Holdings LLC and $3.5 million from Akastor AS, as if such receipt occurred on January 1, 2025.
(j) The basic and diluted pro forma earnings per share of Class A common stock represents net income attributable to HMH Holding Inc. divided by the combination of the shares owned by the Principal Stockholders and the Class A common stock issued in the Offering. The non-controlling interest owners own shares of Class B common stock. These shares of Class B common stock are not considered participating securities because they have no right to receive dividends or a distribution on the liquidation or winding up of HMH Holding Inc. and no earnings are allocable to such class. Accordingly, basic and diluted earnings per share of Class B common stock have not been presented. The table below presents the computation of pro forma basic and diluted earnings per share of HMH Holding Inc. (in thousands, except share and per share amounts):

Year ended December 31, 2025
Numerator:
Net income	$35,155
Net income attributable to non-controlling interests	26,737
Net income attributable to HMH Holding Inc.	8,418

Denominator:
Weighted average shares of Class A common stock outstanding (basic)	11,423
Incremental common shares attributable to dilutive securities	–
Weighted average shares of Class A common stock outstanding (diluted)	11,423
Earnings per share – basic and diluted	$0.74

HMH Holding Inc. and subsidiaries
Condensed consolidated statements of income (unaudited)
(in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Revenue
Service revenue	$89,072	$92,332	$161,081	$175,840
Product revenue	20,027	58,812	52,493	113,470
Spare parts revenue	61,163	52,151	127,682	112,325
Related party revenue	560	162	887	252

Total revenue	170,822	203,457	342,143	401,887

Operating expenses
Cost of services sold	58,766	63,671	111,824	120,749
Cost of goods sold - products	16,527	53,422	41,894	100,119
Cost of goods sold - spare parts	34,231	34,452	72,439	72,560

Total cost of sales	109,524	151,545	226,157	293,428

Selling, general and administrative expenses	60,354	29,441	95,465	65,679
Research and development expenses	771	649	1,185	1,680
Restructuring and other expenses (income), net	5,004	1,072	5,004	4,343

Total operating expenses	175,653	182,707	327,811	365,130

Operating income (loss)	(4,831)	20,750	14,332	36,757

Foreign currency gain (loss), net	(591)	2,948	(2,819)	6,941
Other non-operating income (loss), net	(158)	334	(413)	647
Interest income (expense), net	(3,945)	(9,106)	(10,898)	(18,285)

Income (loss) before income taxes	(9,525)	14,926	202	26,060
Income tax (expense) benefit	4,506	(5,158)	(1,346)	(10,414)

Net income (loss)	(5,019)	9,768	(1,144)	15,646
Less: Net income (loss) attributable to non-controlling interests	(9,995)	819	(9,568)	585

Net income (loss) attributable to HMH Holding Inc.	$4,976	$8,949	$8,424	$15,061

Net income (loss) per share of common stock (actual) (a) :
Basic	$0.43	$0.13	$1.44	$0.22
Diluted	$0.42	$0.13	$1.26	$0.22

Weighted-average shares of common stock for HMH and HMH B.V. outstanding (a) :
Basic	11,662	69,355	5,863	69,355
Diluted	11,971	69,355	6,688	69,355

(a).	Basic and diluted shares used for computing earnings per share for periods prior to our initial public offering (“IPO”) have been retrospectively adjusted to give effect of the organizational transactions. The calculation of basic and diluted weighted average shares used for calculating earnings (loss) per share for the three and six months ended June 30, 2025 does not include the 11.2 million shares of Class A common stock sold in the IPO. See Note
19-“Earnings
per Share” in the notes to our condensed consolidated financial statements.
The accompanying notes are an integral part of these condensed consolidated financial statements.

HMH Holding Inc. and subsidiaries
Condensed consolidated statements of comprehensive income (unaudited)
(in thousands)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net income (loss)	$(5,019)	$9,768	$(1,144)	$15,646
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(2,017)	9,915	3,995	20,710

Derivatives designated as cash flow hedges
Effect of changes in fair value of cash flow hedges	(59)	90	(560)	4,006
Tax benefit (expense) on effect of changes in cash flow hedges	13	(98)	123	(881)

Net change in fair value of cash flow hedges, after taxes	(46)	(8)	(437)	3,125

Benefit plans
Effect of changes in benefit plans	109	(1,537)	81	(2,015)
Tax benefit (expense) on effect of changes in benefit plans	(27)	415	(20)	544

Net effect of changes in benefit plans, after taxes	82	(1,122)	61	(1,471)

Total other comprehensive income (loss)	(1,981)	8,785	3,619	22,364

Comprehensive income (loss)	(7,000)	18,553	2,475	38,010

Less: Comprehensive income (loss) attributable to non-controlling interests	(11,444)	819	(11,017)	585

Comprehensive income (loss) attributable to HMH Holding Inc.	$4,444	$17,734	$13,492	$37,425

The accompanying notes are an integral part of these condensed consolidated financial statements.

HMH Holding Inc. and subsidiaries
Condensed consolidated balance sheets (unaudited)
(in thousands, except par value)

	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$119,705	$96,585
Current accounts receivable, net of allowance of $1,820 and $2,889, respectively	125,099	108,060
Related party accounts receivable	1,605	1,499
Related party notes receivable–current	4,357	3,653
Contract assets	104,622	114,918
Inventories, net	252,192	253,759
Other current receivables	22,500	17,854
Prepaids and other current assets	18,828	32,882

Total current assets	648,908	629,210

Property, plant and equipment, net of accumulated depreciation of $76,391 and $67,372, respectively	197,673	200,818
Goodwill	307,954	307,014
Customer relationships, net of accumulated amortization of $50,254 and $46,299, respectively	63,338	67,224
Other intangible assets, net of accumulated amortization of $58,920 and $49,731, respectively	52,064	54,846
Related party note receivable	22,656	33,604
Right-of-use assets	45,834	48,739
Other assets	24,138	16,249

Total assets	$1,362,565	$1,357,704

Liabilities and equity
Current liabilities
Accounts payable	$64,439	$56,206
Accounts payable–related party	13	107
Current portion of long-term debt, net	1,473	715
Contract liabilities	42,780	35,249
Accrued expenses	84,964	95,780
Other current liabilities	24,648	35,582

Total current liabilities	218,317	223,639

Long-term debt, net	196,363	195,636
Long-term debt, net-related party	—	143,732
Non-current operating lease liabilities	40,469	39,922
Other liabilities	61,017	54,323

Total liabilities	516,166	657,252

Equity
Members’ equity	—	698,613
Class A common stock (par value $0.01 per share; Authorized—1,000,000,000 shares; Issued—12,296,857 shares; and Shares outstanding—12,042,625 as of June 30, 2026)	120	—
Class B common stock (par value $0.01 per share; Authorized—500,000,000 shares; Issued—31,891,652 shares; and Shares outstanding—31,891,652 as of June 30, 2026)	319	—
Additional paid-in capital	185,133	—
Retained earnings	27,566	—
Accumulated other comprehensive income (loss)	2,011	—
Class A common stock held in treasury (254,232 shares as of June 30, 2026)	(4,888)	—

HMH Holding Inc. equity	210,261	698,613

Non-controlling interests	636,138	1,839

Total equity	846,399	700,452

Total liabilities and shareholders’ equity	$1,362,565	$1,357,704

The accompanying notes are an integral part of these condensed consolidated financial statements.

HMH Holding Inc. and subsidiaries
Condensed consolidated statements of comprehensive income (unaudited)
(in thousands, except as otherwise noted)

	Class A common stock	Amount	Class B common stock	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Common stock held in treasury	Retained earnings (loss)	Non- controlling interest	Total equity

HMH Holding Inc. (Successor)

Balance as of April 1, 2026	—	$—	—	$—	$610,431	$9,839	$—	$87,391	$2,266	$709,927
Issuance of common stock in initial public offering, net of offering costs	11,206	112	32,578	326	210,232	—	—	—	—	210,670
Redemption under exchange agreement with Principal Stockholders	—	—	(686)	(7)	631	—	—	—	(13,518)	(12,894)
Purchase of HMH B.V. voting shares from Principal Stockholders	—	—	—	—	(39,480)	—	—	—	—	(39,480)
Effect of the Corporate Reorganization Transactions	—	—	—	—	(570,015)	(7,296)	—	(64,801)	642,112	—
IPO related costs	—	—	—	—	(26,189)	—	—	—	—	(26,189)
TRA liability and related deferred tax impact from the Corporate Reorganization Transactions	—	—	—	—	(6,522)	—	—	—	—	(6,522)
Net income (loss) subsequent to the Corporate Reorganization Transactions	—	—	—	—	—	—	—	4,976	(9,995)	(5,019)
Share-based compensation	837	8	—	—	6,045	—	—	—	16,722	22,775
Purchase of treasury stock	—	—	—	—	—	—	(4,888)	—	—	(4,888)
Other comprehensive income (loss)	—	—	—	—	—	(532)	—	—	(1,449)	(1,981)

Equity as of June 30, 2026	12,043	$120	31,892	$319	$185,133	$2,011	$(4,888)	$27,566	$636,138	$846,399

Balance as of January 1, 2026	—	$—	—	$—	$610,431	$4,239	$—	$83,943	$1,839	700,452
Net income prior to the Corporate Reorganization Transactions	—	—	—	—	—	—	—	3,448	427	3,875
Other comprehensive income prior to the Corporate Reorganization Transactions	—	—	—	—	—	5,600	—	—	—	5,600
Issuance of common stock in initial public offering, net of offering costs	11,206	112	32,578	326	210,232	—	—	—	—	210,670
Redemption under exchange agreement with Principal Stockholders	—	—	(686)	(7)	631	—	—	—	(13,518)	(12,894)
Purchase of HMH B.V. voting shares from Principal Stockholders	—	—	—	—	(39,480)	—	—	—	—	(39,480)
Effect of the Corporate Reorganization Transactions	—	—	—	—	(570,015)	(7,296)	—	(64,801)	642,112	—
IPO related costs	—	—	—	—	(26,189)	—	—	—	—	(26,189)
TRA liability and related deferred tax impact from the Corporate Reorganization Transactions	—	—	—	—	(6,522)	—	—	—	—	(6,522)
Net income (loss) subsequent to the Corporate Reorganization Transactions	—	—	—	—	—	—	—	4,976	(9,995)	(5,019)
Share-based compensation	837	8	—	—	6,045	—	—	—	16,722	22,775
Purchase of treasury stock	—	—	—	—	—	—	(4,888)	—	—	(4,888)
Other comprehensive income (loss)	—	—	—	—	—	(532)	—	—	(1,449)	(1,981)

Equity as of June 30, 2026	12,043	$120	31,892	$319	$185,133	$2,011	$(4,888)	$27,566	$636,138	$846,399

HMH Holding B.V. (Predecessor)
Balance as of April 1, 2025	—	$—	—	$—	$610,431	$(5,174)	$—	$44,601	$936	$650,794
Net income	—	—	—	—	—	—	—	8,949	819	9,768
Other comprehensive income (loss)	—	—	—	—	—	8,785	—	—	—	8,785

Equity as of June 30, 2025	—	$—	—	$—	$610,431	$3,611	$—	$53,550	$1,755	$669,347

Balance as of January 1, 2025	—	$—	—	$—	$610,431	$(18,753)	$—	$38,489	$1,170	$631,337
Net income	—	—	—	—	—	—	—	15,061	585	15,646
Other comprehensive income (loss)	—	—	—	—	—	22,364	—	—	—	22,364

Equity as of June 30, 2025	—	$—	—	$—	$610,431	$3,611	$—	$53,550	$1,755	$669,347

The accompanying notes are an integral part of these condensed consolidated financial statements.

HMH Holding Inc. and subsidiaries
Condensed consolidated statements of cash flows (unaudited)
(in thousands)

	Six months ended June 30,
	2026	2025
Cash flows from operating activities
Net income (loss)	$(1,144)	$15,646
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	21,719	20,993
Share-based compensation expense	22,775	—
Amortization of borrowing costs	727	975
Restructuring and other expenses	—	1,800
Deferred tax expense (benefit)	(6,725)	846
Payment-in-kind interest	2,908	5,421
Provision for bad debt expense	468	480
Provision for inventory write-down	1,989	3,034
Changes in operating assets and liabilities
Accounts receivable and related party accounts receivable	(16,371)	(6,569)
Contract assets	11,419	18,196
Inventories, net	(956)	1,307
Other current receivables	(5,083)	13,412
Prepaid and other current assets	(1,636)	(7,582)
Accounts payable and accounts payable-related party	7,858	(38,875)
Accrued expenses	(12,427)	(22,192)
Contract liabilities	7,504	(295)
Other current and long-term liabilities	(9,915)	(8,957)
Other, net	2,046	(5,192)

Net cash provided by (used in) operating activities	25,156	(7,552)

Cash flows from investing activities
Purchase of property, plant and equipment	(2,086)	(4,840)
Development costs	(5,896)	(1,073)
Acquisition of business, net of cash	(770)	—

Net cash provided by (used in) investing activities	(8,752)	(5,913)

Cash flows from financing activities
Issuance of common stock in initial public offering (IPO), net of underwriting discount	210,670	—
Purchase of HMH B.V. voting shares from Principal Stockholders	(39,480)	—
Redemption under exchange agreement with Principal Stockholders	(12,894)	—
IPO issuance costs	(10,380)	—
Repayment of long-term debt, net-related party	(137,099)	—
Proceeds from issuance of revolving credit facilities	719	90,000
Repayment of revolving credit facilities	—	(92,000)
Purchase of treasury shares	(4,888)	—

Net cash provided by (used in) financing activities	6,648	(2,000)

Effect of foreign exchange rate on cash and cash equivalents	68	4,966

Net increase (decrease) in cash and cash equivalents	23,120	(10,499)

Cash and cash equivalents beginning of period	96,585	48,912
Cash and cash equivalents end of period	$119,705	$38,413

Supplemental cash flow information:
Cash paid for income taxes, net	$13,020	$9,175
Cash paid for interest	9,195	13,700

Supplemental non-cash financing activities:
Deferred IPO cost netted with IPO proceeds	$15,809	$—
Settlement of long-term debt, net -related party and related party notes receivable	9,541	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

HMH Holding Inc. and subsidiaries
Notes to condensed consolidated financial statements
1. Basis of presentation and summary of significant accounting policies
Description of business
HMH Holding Inc. (“HMH,” the “Company,” “we,” “us” or “our”) is a leading global provider of offshore and onshore drilling equipment and services.
We were incorporated in the State of Delaware on April 29, 2024 as a holding entity with an intent to complete our initial public offering (“IPO”) and other related transactions in order to carry on business of HMH Holding B.V. (“HMH B.V.”). HMH B.V. was operationally established with effect from October 1, 2021, through its acquisition of all shares in the MHWirth business from Akastor ASA and the Subsea Drilling Systems business from Baker Hughes Company. After these transactions, the shareholders of HMH B.V. were Baker Hughes Holdings LLC (50%), Akastor AS (25%) and Mercury HoldCo Inc. (25%). Baker Hughes Holdings LLC is a wholly owned subsidiary of Baker Hughes Company (together with Baker Hughes Holdings LLC, “Baker Hughes”), and Akastor AS and Mercury HoldCo Inc. are wholly owned subsidiaries of Akastor ASA (together with Akastor AS, Mercury HoldCo AS and Mercury HoldCo Inc., “Akastor”).
Initial public offering
On April 2, 2026, we completed our IPO of our Class A common stock, par value $0.01 per share (“Class A common stock”), and received net proceeds of approximately $197.8 million after deducting the underwriters’ discounts and offering fees of $12.6 million. We also granted the IPO underwriters a 30-day over-allotment option to purchase additional shares of Class A common stock on the same terms. On April 30, 2026, the underwriters partially exercised the option, resulting in additional net proceeds of $12.9 million, after deducting the underwriters’ discounts and offering fees of $0.8 million.
Corporate reorganization
We used approximately $39.5 million of the net proceeds from the IPO as the cash consideration to purchase an aggregate of 2,100,000 voting Class A ordinary shares of HMH B.V., par value $0.01 per share (“B.V. Voting Class A Shares”), and 2,100,000 voting Class B ordinary shares of HMH B.V., par value $0.01 per share (“B.V. Voting Class B Shares” and, together with B.V. Voting Class A Shares, the “B.V. Voting Shares”), from Baker Hughes and Akastor (collectively referred to as the “Principal Stockholders”).
On April 2, 2026, we contributed all of the remaining net proceeds from the IPO to HMH B.V. in exchange for a number of B.V. Voting Class A Shares and B.V. Voting Class B Shares such that the number of B.V. Voting Class A Shares and B.V. Voting Class B Shares, respectively, held by the Company, taking into account the B.V. Voting Class A Shares and B.V. Voting Class B Shares acquired by the Company from the Principal Stockholders, equals the number of shares of Class A common stock sold by us in the IPO.
On May 5, 2026, we contributed all of the net proceeds from the underwriters’ exercise of the over-allotment option to HMH B.V. in exchange for an additional 685,844 B.V. Voting Class A Shares and 685,844 B.V. Voting Class B Shares. HMH B.V. used such additional net proceeds to purchase in equal proportion from Baker Hughes and Akastor, respectively, an aggregate number of shares of the Company’s Class B common stock, par value $0.01 per share (“Class B common stock”), non-voting Class A ordinary shares of HMH B.V. (“B.V. Non-Voting Class A Shares”) and non-voting Class B ordinary shares of HMH B.V. (“B.V. Non-Voting Class B Shares” and, together with the B.V.
Non-Voting
Class A Shares, the “B.V.
Non-Voting
Shares”), respectively, equal to the number of shares of the Company’s Class A common stock purchased by the underwriters pursuant to the exercise of the option.
After giving effect to these transactions, including the shares of the Company’s Class A common stock issuable upon the consummation of the IPO pursuant to equity awards granted to employees that vested in connection with the IPO, Baker Hughes and Akastor each owned 15,945,826 shares of the Company’s Class B common stock, collectively representing approximately 73% of the total voting power of our capital stock, and each owned 15,945,826 non-voting
Class A ordinary shares of HMH B.V. and 15,945,826
non-voting
Class B ordinary shares of HMH B.V., collectively representing approximately a 73% equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V. Immediately following the underwriters’ exercise of the over-allotment option, the investors in the IPO, collectively, owned all of the shares of the Company’s Class A common stock, representing approximately 27% of the total voting power of our capital stock.
Basis of presentation
The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These statements, therefore, should be read in conjunction with the consolidated financial statements and related notes of HMH B.V. for the year ended December 31, 2025 included in the final prospectus of HMH Holding dated March 31, 2026 and filed with the SEC on April 1, 2026.
The condensed consolidated financial statements included in this Registration Statement on Form
S-1
reflect all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of our consolidated financial position as of June 30, 2026 and December 31, 2025 and the consolidated results of operations and cash flows for the three and six months ended June 30, 2026 and 2025. The unaudited results of operations for the interim periods reported are not necessarily indicative of results to be expected for the full year.
Immediately following the closing of the IPO, we are the successor to HMH B.V. for financial reporting purposes. Subsequent to the IPO, the Company’s sole material asset is its equity interest in HMH B.V. As the sole managing member and holder of 100% of the voting interest of HMH B.V., we operate and control all of its business and affairs and therefore consolidate its results for financial reporting purposes. The reorganization transactions are accounted for as a reorganization of entities under common control. Accordingly, the condensed consolidated financial statements have been retrospectively presented to reflect the assets and liabilities received in the Corporate Reorganization at HMH B.V.’s historical carrying amounts, as if the common control transaction had occurred on January 1, 2025, the earliest period presented.
Certain amounts in prior periods have been reclassified to conform with current period presentation.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Although management believes these assumptions to be reasonable, given historical experience, actual amounts and results could differ from these estimates. Estimates are used for, but are not limited to, determining the following: allowance for credit losses and inventory valuation reserves; recoverability of long-lived assets; revenue recognition on long-term contracts; valuation of goodwill; useful lives used in depreciation and amortization; income taxes and related valuation allowances; accruals for contingencies; actuarial assumptions to determine costs and liabilities related to employee benefit plans; stock-based compensation expense; valuation of derivatives; and the fair value of assets acquired and liabilities assumed in business combinations.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accou nting
estimates are recognized in the period in which the estimate is revised and in any future periods affected.
Offering costs
In connection with our IPO, HMH B.V. and its affiliates incurred accounting, legal and other costs, which were reimbursed by us. Such costs were recorded as a reduction to equity against the proceeds from the IPO. Deferred offering costs of $21.3 million and $26.2 million were recognized in prepaids and other current assets in our condensed consolidated balance sheets as of December 31, 2025 and at the IPO date of April 2, 2026, respectively.
Share-based compensation
We account for share-based compensation awards granted to employees, directors, and non-employees in accordance with ASC 718, Compensation—Stock Compensation based on the estimated grant date fair value and recognize the expense over the requisite service period, net of actual forfeitures. The fair value of restricted stock awards and RSUs is determined based on the closing price of our common stock on the date of grant and the fair value of PSUs is measured using a Monte Carlo simulation model.
The fair value of RSUs and PSUs granted prior to the IPO was determined with the assistance of independent third-party valuations. These awards were contingent upon a liquidity event, which is defined as an IPO or a change of control (each as defined in the applicable award agreement) of the Company and the completion of a service period. The performance condition related to these awards was met upon the commencement of trading of our Class A common stock on The Nasdaq Global Select Market. For the three and six months ended June 30, 2026, we recognized share-based compensation of $22.8 million, including $22.5 million related to pre-IPO share-based awards.
Concentration risk
During the three months ended June 30, 2026, two customers accounted for approximately 11.7% and 10.6% of total revenue compared to two customers accounting for approximately 14.1% and 11.7% during the three months ended June 30, 2025. During the six months ended June 30, 2026, two customers accounting for approximately 12.1% and 11.0% of total revenue compared to two customers accounted for 14.2% and 10.3% during the six months ended June 30, 2025. The revenue associated with these customers was included in both Equipment and System Solutions (“ESS”) and Pressure Control Systems (“PCS”) revenue.
As of June 30, 2026, two customers accounted for approximately 19.4% and 10.2% of current accounts receivable. As of December 31, 2025, one customer accounted for approximately 11.2% of current accounts receivable. The Company expects to maintain its relationship with these customers.
New accounting standards to be adopted
As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The JOBS Act does not preclude an EGC from early adopting new or revised accounting standards codification. The Company has elected to use extended transition periods permissible under the JOBS Act, while also early adopting certain accounting pronouncements. The adoption dates discussed below reflect these elections.
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2023-09,
“Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU
2023-09”),
which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU
2023-09
provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU
2023-09
is effective for the Company prospectively for all annual periods beginning after December 15, 2025. The Company is currently evaluating the impact of this standard on its disclosures.
In November 2024, the FASB issued ASU
No. 2024-03,
“Disaggregation of Income Statement Expenses
(Subtopic 220-40).”
The ASU requires public entities to disaggregate, in a tabular presentation, certain income statement expenses into different categories, such as purchases of inventory, employee compensation, depreciation and intangible asset amortization. The guidance is effective for fiscal years beginning after December 15, 2026, with early adoption permitted, and may be applied retrospectively. The Company is currently evaluating the impact of adopting the new ASU on its consolidated financial statements and related disclosures.
In September 2025, the FASB issued ASU
2025-06,
“Intangibles—Goodwill and
Other—Internal-Use
Software (Subtopic
350-40):
Targeted Improvements to the Accounting for
Internal-Use
Software” (“ASU
2025-06”).
Under the new guidance,
internal-use
software costs are capitalized when management has authorized and committed to funding the project and it is probable that the software will be completed and used for its intended function. ASU
2025-06
is effective for the Company for annual reporting periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting the new ASU on its consolidated financial statements and related disclosures.
In November 2025, the FASB issued ASU
2025-09,
“Hedge Accounting Improvements” (“ASU
2025-09”).
The new guidance provides targeted improvements to the hedge accounting guidance to primarily address cash flow hedging, but also impact certain fair value and net investment hedges, including (i) permitting designation of variable price components of forecasted purchases or sales of nonfinancial assets when clearly and closely related to the underlying asset, (ii) allowing groups of forecasted transactions with similar risk exposures (including those based on different interest rate indexes) to be hedged together, and (iii) introducing a model for cash flow hedges of forecasted interest payments on “choose-your-rate” debt instruments that permits a borrower to change the designated interest rate index and/or tenor without automatically discontinuing hedge accounting. ASU
2025-09
is effective for the Company for annual reporting periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU
2025-09
on its consolidated financial statements and related disclosures.
2. Business combinations
On October 1, 2025, Hydril PCB Limited completed the acquisition of Deep Blue Oil & Gas Limited (“Deep Blue”), a UK-based company specializing in managed-pressure-drilling (“MPD”) systems. Deep Blue holds a portfolio of patents and proprietary technology with applications in offshore drilling, including advanced MPD control and sealing systems. The Company accounted for the transaction as a business combination and allocated the total purchase price to assets acquired, liabilities and contingent consideration assumed based on their fair values at the date of acquisition.

The following table provides the allocation of the purchase price to major classes of assets and liabilities assumed in USD as of the acquisition date, translated at the exchange rate on the acquisition date. The goodwill reflected below increased by £0.6 million ($0.8 million) from December 31, 2025, which resulted from working capital measurement period adjustments.

(in millions)	British pounds	Exchange rate at acquisition date	USD
Cash consideration paid, including £0.2 million cash acquired	£3.5	1.3446	$4.7
Contingent consideration(a)	1.6	1.3446	2.2

Total consideration	5.1		6.9
Identified intangible assets acquired	1.9	1.3446	2.6

Goodwill acquired	£3.2		$4.3

(a).	The contingent consideration consists of deferred payments by the Company to the acquiree’s prior equity holders for three years, contingent on meeting specific earnings and operational targets.
3. Inventories
Inventories, net of reserves of $96.1 million and $99.9 million as of June 30, 2026 and December 31, 2025, respectively, consisted of the following:

(in thousands)	June 30, 2026	December 31, 2025
Stock of raw materials	$21,299	$18,550
Work in progress	32,825	29,397
Finished goods	198,068	205,812

Inventories, net	$252,192	$253,759

Inventory write-downs for the three and six months ended June 30, 2026 were $1.6 million and $2.0 million, respectively, compared to $1.1 million and $3.0 million for the three and six months ended June 30, 2025, respectively.
4. Goodwill
The changes in carrying value of goodwill are detailed by segment below:

(in thousands)	ESS	PCS	Total
Balance as of January 1, 2026	$187,788	$119,226	$307,014
Acquisition and purchase accounting adjustments(a)	770	—	770
Currency translation differences	170	—	170

Balance as of June 30, 2026	$188,728	$119,226	$307,954

(a).	ESS segment includes purchase price adjustment of $0.8 million, related to working capital measurement period adjustments for Deep Blue acquisition. See Note 2—“Business Combinations” for more information.

5. Financial instruments
The following tables set forth the Company’s financial instruments that are measured at fair value on a recurring basis by level within the fair value hierarchy:

(in thousands)	Level 1	Level 2	Level 3(a)	Total
As of June 30, 2026
Assets:
Derivative financial instruments—designated as cash flow hedging instruments	$—	$63	$—	$63
Derivative financial instruments—not designated as hedging instruments	—	445	—	445

Total assets	$—	$508	$—	$508

Liabilities:
Derivative financial instruments—designated as cash flow hedging instruments	$—	$18	$—	$18
Derivative financial instruments—not designated as hedging instruments	—	2,375	—	2,375

Total liabilities	$—	$2,393	$—	$2,393

As of December 31, 2025
Assets:
Derivative financial instruments—designated as cash flow hedging instruments	$—	$1,262	$—	$1,262
Derivative financial instruments—not designated as hedging instruments	—	140	—	140

Total assets	$—	$1,402	$—	$1,402

Liabilities:
Derivative financial instruments—designated as cash flow hedging instruments	$—	$35	$—	$35
Derivative financial instruments—not designated as hedging instruments	—	520	—	520

Total liabilities	$—	$555	$—	$555

(a).	The fair value (Level 3) of the seller’s receivable against Akastor AS on proceeds from the sales or liquidation of Step Oiltools B.V. has been remeasured to zero as of June 30, 2026 and December 31, 2025.
We classify financial instruments in our condensed consolidated balance sheets based on the maturity date of these instruments. As of June 30, 2026 and December 31, 2025, the fair value of our financial instruments are presented in other current receivables and other current liabilities in our condensed consolidated balance sheets.
The carrying value of cash and cash equivalents, current receivables, accounts payable and accrued expenses approximates fair value based on the short-term nature of these accounts.

Designated hedges
The following table presents the fair value of the derivative financial instruments and a maturity analysis of the derivatives’ cash flows. Valuation techniques and inputs for forward contracts are based on the quoted forward exchange rate.

(in thousands)	Total	6 months and less	6-12 Months	1-2 years

As of June 30, 2026
Foreign exchange forward contracts to hedge highly probable forecasted sales:
Notional amounts GBP	£891	£891	£—	£—
Average forward rate (GBP/NOK)		13.79	—	—
Foreign exchange forward contracts to hedge highly probable forecasted purchases:
Notional amounts GBP	£245	£245	£—	£—
Average forward rate (GBP/NOK)		13.90	—	—

As of December 31, 2025
Foreign exchange forward contracts to hedge highly probable forecasted sales:
Notional amounts USD	$13,812	$13,812	$—	$—
Average forward rate (USD/NOK)		10.58	—	—
Notional amounts EUR	€490	€490	€—	€—
Average forward rate (EUR/NOK)		12.14	—	—
Notional amounts GBP	£2,076	£1,185	£891	£—
Average forward rate (GBP/NOK)		13.85	13.79	—
Foreign exchange forward contracts to hedge highly probable forecasted purchases:
Notional amounts EUR	€150	€150	€—	€—
Average forward rate (EUR/NOK)		12.03	—	—
Notional amounts GBP	£940	£695	£245	£—
Average forward rate (GBP/NOK)		13.92	13.90	—

Non-Designated
Hedges
The table below presents the notional value of the
non-designated
derivative financial instruments and a maturity analysis of the related derivatives’ cash flows. Valuation techniques and inputs for forward contracts are based on the quoted forward exchange rate.

(in thousands)	Total	6 months and less	6-12 Months	1-2 years

As of June 30, 2026
Foreign exchange forward contracts:
Notional amounts NOK	NOK 69,800	NOK 28,200	NOK 41,600	NOK —
Average forward rate (NOK/USD)		0.10	0.10	—
Notional amounts GBP	£11,200	£6,100	£5,100	£—
Average forward rate (GBP/USD)		1.35	1.35	—
Notional amounts EUR	€42,100	€22,800	€19,300	€—
Average forward rate (EUR/USD)		1.20	1.21	—

As of December 31, 2025
Foreign exchange forward contracts:
Notional amounts NOK	NOK 131,200	NOK 97,900	NOK 16,500	NOK 16,800
Average forward rate (NOK/USD)		0.10	0.10	0.10
Notional amounts GBP	£13,800	£6,000	£5,300	£2,500
Average forward rate (GBP/USD)		1.35	1.35	1.34
Notional amounts EUR	€49,300	€21,600	€18,900	€8,800
Average forward rate (EUR/USD)		1.19	1.20	1.21

For the three and six months ended June 30, 2026, we recorded a (gain) loss of nil and $1.5 million, respectively, related to non-designated
hedges in other
non-operating
income (loss), net
in our condensed consolidated statements of income. The Company did not have any open non-designated
hedges during the three and six months ended June 30, 2025.
6. Other current liabilities
Other current liabilities consisted of the following:

(in thousands)	June 30, 2026	December 31, 2025
Income tax payable	$7,314	$12,388
Operating lease liability	6,718	10,470
Public duties and taxes	7,697	8,050
External derivative financial liabilities	2,393	555
Withheld taxes and other deductions	526	3,692
Other	—	427

Other current liabilities	$24,648	$35,582

7. Leases
The following table sets forth supplemental condensed consolidated balance sheets information related to leases:

(in thousands)	Classification	June 30, 2026	December 31, 2025

Assets:
Operating lease assets	Right-of-use assets	$45,834	$48,739

Total lease assets		$45,834	$48,739

Liabilities:
Current:
Operating	Other current liabilities	$6,718	$10,470
Noncurrent:
Operating	Noncurrent lease liabilities	40,469	39,922

Total lease liabilities		$47,187	$50,392

For the three and six months ended June 30, 2026, we recognized operating lease cost of $2.7 million and $5.5 million, respectively, and $2.7 million and $5.5 million for the three and six months ended June 30, 2025, respectively, in our condensed consolidated statements of income.
8. Debt
Below are the contractual terms of the Company’s interest-bearing loans and borrowings that are measured at amortized cost. The carrying values of the Company’s short-term and long-term debt consisted of the following:

	Debt outstanding
(in thousands)	June 30, 2026	December 31, 2025	Maturity
7.875% Senior Secured Bonds due 2028	196,363	195,636	Dec 2028
Shareholder Loans	—	143,732	Dec 2028
Revolving Credit Facility	—	—
Credit Line in China (a)	1,473	715

Total debt, net	197,836	340,083
Current debt, net	1,473	715
Non-current debt, net	196,363	339,368

Total debt, net	$197,836	$340,083

(a).	Expired on March 26, 2026, with the Company retaining a one-year period from each respective withdrawal date to remit payment.
Fair values
As of June 30, 2026 and December 31, 2025, the fair value of the 7.875% Senior Secured Bonds due 2028 was $205.0 million and $204.5 million, respectively. The fair value was determined using a market approach based on observable inputs. For the remaining debt instruments, the book values of each instrument approximate its respective carrying amount, as these interest rates are variable in nature and are reflective of market rates.

9. Revenue from contracts with customers
Disaggregated revenue
The Company disaggregates revenue from contracts with customers by revenue type for both its ESS and PCS segments, as it believes this best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.
The following tables present revenue from contracts with customers:

	2026			2025
(in thousands)	ESS	PCS	Total	ESS	PCS	Total
Three Months Ended June 30,
Project and other manufacturing contracts revenue	$5,395	$4,698	$10,093	$29,102	$4,037	$33,139
Sale of products	7,508	2,986	10,494	12,986	12,849	25,835

Product revenue(a)	12,903	7,684	20,587	42,088	16,886	58,974
Service revenue	53,815	35,257	89,072	56,722	35,610	92,332
Spare parts revenue	30,942	30,221	61,163	26,737	25,414	52,151

Total revenue	$97,660	$73,162	$170,822	$125,547	$77,910	$203,457

Six Months Ended June 30,
Project and other manufacturing contracts revenue	$14,416	$7,969	$22,385	$48,276	$9,480	$57,756
Sale of products	15,651	15,344	30,995	29,923	26,043	55,966

Product revenue(a)	30,067	23,313	53,380	78,199	35,523	113,722
Service revenue	97,968	63,113	161,081	98,120	77,720	175,840
Spare parts revenue	70,315	57,367	127,682	56,769	55,556	112,325

Total revenue	$198,350	$143,793	$342,143	$233,088	$168,799	$401,887

(a).	Product revenue includes related party revenue.
The following table presents the timing of revenue recognition:

	2026			2025
(in thousands)	ESS	PCS	Total	ESS	PCS	Total
Three Months Ended June 30,
Transferred overtime	$65,013	$39,955	$104,968	$89,340	$39,647	$128,987
Transferred at point in time	32,647	33,207	65,854	36,207	38,263	74,470

Total revenue	$97,660	$73,162	$170,822	$125,547	$77,910	$203,457

Six Months Ended June 30,
Transferred overtime	$125,033	$71,082	$196,115	$162,326	$87,200	$249,526
Transferred at point in time	73,317	72,711	146,028	70,762	81,599	152,361

Total revenue	$198,350	$143,793	$342,143	$233,088	$168,799	$401,887

Contract assets consisted of the following:

(in thousands)	June 30, 2026
Balance as of January 1, 2026	$114,918
Additions	140,722
Transfers to accounts receivable	(151,018)

Balance as of June 30, 2026	$104,622

Contract liabilities consisted of the following:

(in thousands)	June 30, 2026
Balance as of January 1, 2026	$35,249
Additions	88,333
Revenue recognized	(80,802)

Balance as of June 30, 2026	$42,780

Revenue recognized during the six months ended June 30, 2026 and 2025 that was included in the contract liabilities balance at the beginning of such periods was $20.9 million and $33.7 million, respectively.
Transaction price allocated to the remaining performance obligations
As of June 30, 2026, the aggregate amount of the transaction price allocated to the unsatisfied or partially unsatisfied performance obligations was $414.4 million. As of June 30, 2026, the Company expected to recognize substantially all of the revenue from the total remaining performance obligations over the next 12 months. Contract modifications could affect both the timing to complete as well as the amount to be received as the Company fulfills the related remaining performance obligations.
10. Accrued expenses
Accrued expenses consisted of the following:

(in thousands)	June 30, 2026	December 31, 2025
Accrued payroll and employee related liabilities	$34,082	$38,119
Accrued vendor costs	31,629	38,049
Provisions—warranty	5,813	8,371
Provisions—restructuring	4,100	858
Provisions—environmental(a)	3,219	3,236
Provisions for loss contingencies	759	1,962
Accrued interest	656	646
Accrued sales and other taxes	268	220
Other	4,438	4,319

Accrued expenses	$84,964	$95,780

(a).	Costs of future estimated expenditures for environmental remediation liabilities are not discounted to their present value due to the timing of the future expenditures not being reliably determinable. The environmental remediation liability is related to two plants.

The following table describes the changes to the Company’s warranty liability:

(in thousands)	June 30, 2026
Balance as of January 1, 2026	$8,371
Accrued expense	797
Payments	(1,045)
Provision reversed during the period	(2,264)
Currency translation differences	(46)

Balance as of June 30, 2026	$5,813

We recognized warranty expense of $0.4 million and $0.8 million for the three and six months ended June 30, 2026, respectively, and $0.4 million and $2.7 million for the three and six months ended June 30, 2025, respectively. These expenses were recorded in our condensed consolidated statements of Income within total cost of sales.
11. Other liabilities
Other liabilities consisted of the following:

(in thousands)	June 30, 2026	December 31, 2025
Pension and other post—retirement liabilities	$20,321	$21,142
Deferred tax liabilities	20,982	17,404
Contingent considerations—related party	8,291	8,291
Provisions long-term	1,385	1,227
Tax receivable agreement liability	3,760	—
Other long-term liabilities(a)	6,278	6,259

Total	$61,017	$54,323

(a).	Other long-term liabilities include $3.7 million of contingent consideration related to the Drillform acquisition, as of both June 30, 2026, and December 31, 2025.
12. Equity
Prior to the IPO, the capital structure of HMH B.V. consisted of two different classes of ordinary shares, 100 Class A ordinary shares and 100 Class B ordinary shares at €1.00 par value each. Baker Hughes and Akastor as Principal Stockholders owned all of the equity interests in HMH B.V.
Amendment and restatement of certificate of incorporation
In connection with the reorganization, the certificate of incorporation of HMH was amended and restated, among other things, to provide for the authorization of (i) 1,000,000,000 shares of Class A common stock, (ii) 500,000,000 shares of Class B common stock and (iii) 10,000,000 shares of preferred stock.
The holders of Class A common stock have both voting and economic rights, including rights to dividends and liquidation proceeds. In contrast, holders of Class B common stock have voting rights only and are not entitled to dividends or liquidation distributions.

Reorganization and initial public offering
The following is a summary of the securities reclassified in connection with the reorganization transactions and IPO:

•
HMH B.V. underwent a 346,774.96 for 1 stock split, after which Baker Hughes owned 17,338,748 B.V. Voting Class A Shares and 17,338,748 B.V. Voting Class B Shares and Akastor owned 17,338,748 B.V. Voting Class A Shares and 17,338,748 B.V. Voting Class B Shares.

•	HMH B.V. recapitalized to convert (i) 32,577,496 B.V. Voting Class A Shares to B.V. Non-Voting Class A Shares and (ii) 32,577,496 B.V. Voting Class B Shares to B.V. Non-Voting Class B Shares.

•
HMH and the Principal Stockholders entered into an exchange agreement under which the Principal Stockholders may, subject to certain limitations, exchange their HMH B.V.
non-voting
Class A and Class B ordinary shares, together with an equivalent number of shares of Class B common stock in HMH, for shares of Class A common stock on a one-for-one
basis or, at the Company’s election, for cash.

•
On April 2, 2026, HMH completed the IPO of 10,520,000 shares of Class A common stock, and received net proceeds of approximately $197.8 million after deducting the underwriters’ discounts and offering fees of $12.6 million. HMH also granted the IPO underwriters a
30-day
over-allotment option to purchase additional shares of Class A common stock on the same terms. On April 30, 2026, the underwriters partially exercised the option for 685,844 shares of Class A common stock, resulting in additional net proceeds of $12.9 million, after deducting the underwriters’ discounts and offering fees of $0.8 million.

•
HMH used approximately $39.5 million of the net proceeds from the IPO as the cash consideration to purchase an aggregate of 2,100,000 B.V. Voting Class A Shares and 2,100,000 B.V. Voting Class B Shares from the Principal Stockholders, and the Principal Stockholders received 32,577,496 shares of Class B common stock in HMH in exchange for relinquishing voting rights on 32,577,496 of their B.V. Voting Class A Shares and 32,577,496 of their B.V. Voting Class B Shares.

•
HMH contributed the remaining net proceeds from the IPO to HMH B.V. in exchange for B.V. Voting Shares, consisting of 8,420,000 B.V. Voting Class A Shares and 8,420,000 B.V. Voting Class B Shares, such that, after the exchange, HMH will hold, after taking into account the B.V. Voting Shares acquired from the Principal Stockholders, one B.V. Voting Class A Share and one B.V. Voting Class B Share, respectively, for each share of our Class A common stock outstanding following the IPO and reorganization.

•
On May 5, 2026, HMH contributed all of the net proceeds from the underwriters’ exercise of the over-allotment option of $12.9 million to HMH B.V. in exchange for an additional 685,844 B.V. Voting Class A Shares and 685,844 B.V. Voting Class B Shares. HMH B.V. used such additional net proceeds to purchase in equal proportion from the Principal Stockholders an aggregate number of shares of the Company’s Class B common stock, B.V.
Non-Voting
Class A Shares and B.V.
Non-Voting
Class B Shares equal to the number of shares of the Company’s Class A common stock repurchased by the underwriters pursuant to the exercise of the option.

After giving effect to these transactions, including 836,781 shares of the Company’s Class A common stock issuable upon the consummation of the IPO pursuant to equity awards granted to employees that vested in connection with the IPO, Baker Hughes and Akastor each owned 15,945,826 shares of the Company’s Class B common stock, collectively representing approximately 73% of the total voting power of the Company’s capital stock, and each owned 15,945,826 B.V.
Non-Voting
Class A Shares and 15,945,826 B.V.
Non-Voting
Class B Shares, collectively representing an approximately 73% equity interest in HMH B.V. and 0% voting power of the equity in HMH B.V.

Non-controlling
interest
Following the reorganization and the IPO, HMH consolidates the full results of HMH B.V. and its subsidiaries. The portion of the net assets and results of HMH B.V. attributable to the economic interests retained by the Principal Stockholders through their B.V.
non-voting
shares is presented as
non-controlling
interest in the Company’s consolidated financial statements. Upon the reorganization, the Company recognized a non-controlling
interest of approximately $642.1 million, with a corresponding adjustment to the condensed consolidated statements of changes in equity. The non-controlling
interest is subsequently adjusted for the Principal Shareholders’ proportionate share of net income and other comprehensive income of HMH B.V. and is reduced as Principal Stockholders exercise their exchange rights, at which point the corresponding economic interest is reclassified from non-controlling
interest to equity attributable to HMH Holding Inc.
The following table summarizes the change in ownership of HMH B.V.:

	Ownership			Ownership Percentage
	HMH Holding Inc.	Non- controlling Interests	Total	HMH Holding Inc.	Non- controlling Interests	Total
Balance as of April 2, 2026	16,840,000	69,354,992	86,194,992	19.5%	80.5%	100%
Purchase of HMH B.V. Shares	4,200,000	(4,200,000)	—	4.9%	(4.9)%	—%
Partial Exercise of Underwriters Purchase Option	1,371,688	(1,371,688)	—	1.6%	(1.6)%	—%
Issuance under the Equity Based Compensation Plan	1,673,568	—	1,673,568	1.4%	(1.4)%	—%

Balance as of June 30, 2026	24,085,256	63,783,304	87,868,560	27.4%	72.6%	100.0%

As of June 30, 2026, the 63,783,304 total B.V.
Non-Voting
Class A Shares and B.V.
Non-Voting
Class B Shares together with 31,891,652 shares of the Company’s Class B common stock could be exchanged for 31,891,652 shares of the Company’s Class A common stock.
Treasury stock
Repurchases of the Company’s Class A common stock are included in treasury stock at the cost of shares repurchased.
Accumulated other comprehensive income (loss)
Accumulated other comprehensive income (loss) consisted of the following:

(in thousands)	June 30, 2026	December 31, 2025
Hedging reserve adjustments	$6	$465
Pension remeasurement reserve adjustments	712	2,691
Currency translation reserve adjustments	1,293	1,083

Total	$2,011	$4,239

13. Share-based compensation
Pre-IPO plans
Prior to the IPO, the Board of Directors of the Company (the “Board”) established the founders’ phantom equity award, the 2022 long-term incentive program, the 2023 long-term incentive program, the 2024 long-term incentive program and the 2025 long-term incentive program (collectively, the “Pre-IPO Plans”) as award programs for management and certain key personnel to entitle them to compensation when certain strategic goals are met. The 2026 Plan (as defined herein) replaced the Pre-IPO Plans, and no additional awards will be granted under those historical plans. In connection with the closing of the IPO, all outstanding equity awards previously granted under the Pre-IPO Plans were replaced with substantially similar awards under the 2026 Plan (the “Replacement Awards”).
2026 Long-term incentive plan
On March 31, 2026, the Board approved the HMH Holding Inc. 2026 Long-Term Incentive Plan (the “2026 Plan”), which became effective upon the closing of the IPO. The 2026 Plan authorizes the grant of incentive stock options, RSUs, and other equity-based awards to eligible employees, non-employee directors, and consultants. As of June 30, 2026, the Company has reserved a maximum of 2.2 million shares of Class A common stock for issuance under the 2026 Plan, of which approximately 1.4 million shares are available for issuance of future awards. This share reserve includes an evergreen provision allowing for an annual increase of up to 5% of outstanding shares, effective on the first day of each fiscal year at the discretion of the Board. The Company has reserved an additional 1,500,714 shares of Class A common stock for issuance under the 2026 Plan to be used exclusively to satisfy the obligations under the Replacement Awards.
Share-based compensation cost
For the three and six months ended June 30, 2026, the Company recognized total share-based compensation expense of $22.8 million, upon the consummation of the IPO. The Company recorded $22.3 million of this expense within selling, general, and administrative expenses and $0.5 million was recognized within cost of sales in the condensed consolidated statements of income.
As of June 30, 2026, there was approximately $18.6 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under both the Pre-IPO Plans and the 2026 Plan. This cost is expected to be recognized over a weighted-average period of 2.52 years.
Restricted stock:
RSUs generally vest over a three-year period, with fair value determined by the closing market price of the Company’s Class A common stock on the date of grant. The following table presents a summary of RSU activity for the six months ended June 30, 2026:

(in thousands, except per share amounts)	Restricted stock units	Weighted average price on the date of grant
Balance as of January 1, 2026	—	$—
Converted at IPO	1,204	15.89
Post-IPO grant	355	18.68
Vested upon the consummation of the IPO (a)	(924)	14.57

Balance as of June 30, 2026	635	19.37

(a).	During the three and six months ended June 30, 2026, the total grant date fair value of restricted stock unit awards that vested was $13.5 million.

Performance share units
PSUs generally cliff vest three years from the date of grant, with their grant-date fair value measured utilizing a Monte Carlo simulation model. For the 2026 PSU grant, the number of shares of Class A common stock issuable is determined by comparing the Company’s Total Shareholder Return Compound Annual Growth Rate (TSR CAGR) against the TSR CAGR of the peer group over a three-year performance period ending December 31, 2028. Initial payouts range from 0% to 200% of target. The following table presents a summary of PSU activity for the six months ended June 30, 2026:

(in thousands, except per share amounts)	Performance share units	Weighted average price on the Date of grant
Balance as of January 1, 2026	—	$—
Converted at IPO	520	18.40
Post-IPO Grant	225	27.05
Vested upon the consummation of the IPO	(167)	13.97

Balance as of June 30, 2026	578	23.04

The company estimated the fair value of PSU awards using the following weighted average assumptions:

June 30, 2026
Risk free interest rate	4.15%
Stock price volatility	56.00%
Contracted term in years	3
Expected dividend yield	—
Grant date price of HMH common stock	$18.66

14. Employee benefit expenses
The components of net periodic cost recognized in selling, general and administrative expenses in our condensed consolidated statements of income consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2026	2025	2026	2025
Service cost	$43	$125	$83	$246
Interest cost	175	182	345	357
Amortization of net actuarial loss	7	22	15	44

Net periodic cost	$225	$329	$443	$647

15. Income taxes
Provision for income taxes
We recorded a tax benefit of $4.5 million and a tax provision of $1.3 million for the three and six months ended June 30, 2026, respectively, compared to tax provisions of $5.2 million and $10.4 million for the corresponding prior year periods, respectively. The decreases in our tax provisions for both the three and six-month ended-periods were primarily attributable to stock compensation expenses recorded in 2026 upon completion of the IPO and shifts in the Company’s geographic mix of income, which unfavorably altered our estimated annual effective tax rate. Consequently, our effective tax rate shifted to 47.3% and 666.3% for the three and six months ended June 30, 2026, respectively, compared to 34.6% and 40.0% for the same periods in 2025, respectively.
These fluctuating effective rates were heavily driven by valuation allowances on losses in certain foreign jurisdictions where tax benefits cannot currently be realized, along with the ongoing impacts of localized withholding taxes, statutory jurisdictional rate differentials, and pass-through non-controlling
interests related to U.S. income taxed at the owner level. For the three and six months ended June 30, 2026, our income tax included the impact of a $22.5 million stock-based compensation expense related to pre-IPO
stock-based awards. For the six months ended June 30, 2026, our income tax also included $0.5 million of IPO related transaction costs.
Tax receivable agreement
On April 2, 2026, the Company entered into a Tax Receivable Agreement (the “TRA”) with HMH B.V. and the Principal Stockholders. The TRA requires the Company to pay 85% of the net cash savings, if any, actually realized or deemed to be realized in certain circumstances to the Principal Stockholders in connection with U.S. federal, state, local and foreign income taxes and franchise taxes resulting from (i) acquisitions of B.V. Voting Shares from the Principal Stockholders by the Company in connection with the IPO, (ii) the acquisition of B.V.
Non-Voting
Shares from the Principal Stockholders using the net proceeds from any future offering, (iii) redemptions or exchanges of B.V.
Non-Voting
Shares by the Principal Stockholders and the corresponding number of shares of the Company’s Class B common stock for shares of the Company’s Class A common stock or cash or (iv) tax benefits related to imputed interest deemed arising as a result of payments made under the TRA.
During the three months ended June 30, 2026, the Company recorded a TRA liability of $3.8 million. The Company also recorded a deferred tax liability of $2.8 million, resulting from the difference between the book and tax basis of the Company’s investment in HMH B.V. which was reflected in additional paid-in
capital in our condensed consolidated balance sheet
as of June 30, 2026
.
16. Commitments and contingencies
We are involved in various claims and legal actions arising in the ordinary course of business. A liability is recognized in our consolidated financial statements when a loss is considered probable and amounts can be reasonably estimated. When a material loss contingency is reasonably possible but not probable, we will disclose the nature of the claim and, if possible, an estimate of the loss or range of loss. We believe it is remote that outcomes of such known matters would have a material adverse impact on our consolidated financial position, results of operations or liquidity.
Restructuring
The Company has taken a substantial workforce decrease and reorganization in recent years, driven by the desire to increase efficiency and flexibility and rationalize its footprint. In January 2025, the Company initiated a restructuring plan primarily focused on global workforce reductions and the reorganization of facilities in Horten and Fornebu, Norway. In June 2026, the Company expanded the scope of this restructuring plan to include the reorganization of its operations in Mexico. These initiatives impacted 195 individuals, comprising 110 employees in Norway, 60 employees in Mexico, and 25 employees in Germany.
For both the three and six months ended June 30, 2026, we recognized restructuring and other expenses of $5.0 million. For the three and six months ended June 30, 2025, restructuring and other expenses were

$1.1 million and $4.3 million, respectively, which included $0.7 million and $1.8 million, respectively, in right-of-use
(ROU) asset impairment charges.
The following table summarizes the changes to the Company’s provision balance for restructuring and other charges:

(in thousands)	June 30, 2026
Balance at the beginning of the period	$2,085
Additions for costs expensed	5,004
Reductions for payments	(1,546)
Foreign currency translation	(58)

Balance at the end of the period	$5,485

Other
In the normal course of business with customers, vendors and others, the Company has issued various bank guarantees, such as advance payment guarantees, surety bonds, performance guarantees, bid bonds, customs and tax guarantees to guarantee the Company’s performance as it relates to contracts with customers, contract bidding, customs duties, tax appeals and obligations in various jurisdictions. As of June 30, 2026, the Company had outstanding bank guarantees of $30.1 million. As of June 30, 2026, none of these guarantees either has, or is likely to have, a material impact on the Company’s financial position, results of operations or cash flows as the Company expects to comply with the underlying performance requirements.
17. Related party transactions
The following tables set forth a summary of transactions and balances with significant related parties:

(in thousands)	Baker Hughes Holdings LLC	Akastor AS	Other Baker Hughes companies	Other Akastor companies	Tanajib Holding Company	Total
Condensed Consolidated Statements of Income

Three Months Ended June 30, 2026
Revenue	$—	$—	$47	$513	$—	$560
Interest expense, net	(49)	(13)	—	—	—	(62)

Six Months Ended June 30, 2026
Revenue	$—	$—	$175	$712	$—	$887
Interest expense, net	(2,182)	(538)	—	—	—	(2,720)
Condensed Consolidated Balance Sheets

As of June 30, 2026
Related party accounts receivable	$—	$—	$1,305	$300	$—	$1,605
Related party notes receivable—current	—	1,544	—	—	2,813	4,357
Related party notes receivable	—	19,056	—	—	3,600	22,656
Accounts payable—related party	—	—	—	13	—	13
Tax receivable agreement liability	1,880	—	—	1,880	—	3,760
Other liabilities	384	7,907	—	—	—	8,291

(in thousands)	Baker Hughes Holdings LLC	Akastor AS	Other Baker Hughes companies	Other Akastor companies	Tanajib Holding Company	Total
Condensed Consolidated Statements of Income

Three Months Ended June 30, 2025
Revenue	$—	$—	$49	$113	$—	$162
Interest expense, net	(2,031)	(486)	—	—	—	(2,517)

Six Months Ended June 30, 2025
Revenue	$—	$—	$74	$178	$—	$252
Interest expense, net	(4,001)	(956)	—	—	—	(4,957)

Condensed Consolidated Balance Sheets

As of December 31, 2025
Related party accounts receivable	$—	$424	$942	$133	$—	$1,499
Related party notes receivable—current	—	1,544	—	—	2,109	3,653
Related party notes receivable	4,654	24,545	—	—	4,405	33,604
Accounts payable—related party	—	—	102	5	—	107
Long-term debt, net—related party	112,471	31,261	—	—	—	143,732
Other liabilities	384	7,907	—	—	—	8,291

18. Segment information
Operating segments are defined as components of an entity for which separate financial information is available and evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to allocate resources and assess performance. As of June 30, 2026 and 2025, the Company had two operating segments, ESS and PCS. The Company has identified its reportable segments based on the nature of the products and services, markets served and pricing and go-to-market strategies.

•
ESS is a supplier of drilling solutions and complete topside drilling packages and services to both onshore and offshore oil and gas customers. Key product offerings consist of overhaul, equipment installation and commissioning, services account management, 24/7 technical support, logistics, engineering upgrades, spare parts supply and training and condition-based maintenance. The ESS segment is derived from the acquisition of MHWirth AS.

•
PCS is a supplier of integrated drilling products and services. Key product offerings consist of blowout preventer systems, controls and drilling riser equipment, spare parts supply for rig operations and maintenance programs, overhaul and recertification and reactivation of rigs and technical and operational rig support. The PCS segment is derived from the acquisition of Subsea Drilling Systems.

In addition to its reportable segments, the Company has corporate operations (Headquarters) which include general corporate expenses. Headquarters includes certain corporate stewardship items discussed below necessary to reconcile the reportable segments to the Company’s total amounts.
The CODM, who is the Company’s Chief Executive Officer, uses segment operating income as the primary financial measure to evaluate segment performance. Segment operating income is defined as income before taxes (excluding certain corporate stewardship costs which are not allocable to the segments, such as legal, certain corporate finance functions and centrally managed initiatives, other non-operating items, and depreciation and amortization related to certain long-lived assets, including the headquarters office space), net other operating expenses (income), net foreign currency gain (loss), net other non-operating income (loss), and net interest income (expense). Inter-segment pricing is determined on an arm’s length basis. The CODM uses segment operating income in the budget and forecasting process and to monitor budget versus actual results, which are used in assessing the performance of the segments and to allocate resources to the segments. Segment assets are not reported to, or used by, the CODM to allocate resources to or assess performance of the Company’s segments.
The following table presents the reconciliation of reportable segment revenues:

	2026			2025
(in thousands)	ESS	PCS	Total	ESS	PCS	Total
Three Months Ended June 30,
Revenues from external customers	$97,660	$73,162	$170,822	$125,547	$77,910	$203,457
Intersegment revenue	2,766	2,265	5,031	2,690	3,541	6,231

Total segment revenue	$100,426	$75,427	$175,853	$128,237	$81,451	$209,688
Elimination of intersegment revenue			(5,031)			(6,231)

Total consolidated revenue			$170,822			$203,457

Six Months Ended June 30,
Revenues from external customers	$198,350	$143,793	$342,143	$233,088	$168,799	$401,887
Intersegment revenue	8,015	5,884	13,899	4,808	6,773	11,581

Total segment revenue	$206,365	$149,677	$356,042	$237,896	$175,572	$413,468
Elimination of intersegment revenue			(13,899)			(11,581)

Total consolidated revenue			$342,143			$401,887

The following table presents the reconciliation of segment performance:

	Three months ended June 30, 2026			Three months ended June 30, 2025
(in thousands)	ESS	PCS	Total	ESS	PCS	Total
Revenues from external customers(a)	$97,660	$73,162		$125,547	$77,910
Cost of sales	(64,585)	(44,939)		(94,696)	(56,849)
Selling, general and administrative expenses	(29,868)	(27,536)		(18,166)	(8,656)
Research and development expenses	(442)	(329)		(721)	72
Restructuring and other expenses(b)	(261)	(4,743)		(1,072)	—

Total segment operating income (loss)	$2,504	$(4,385)	$(1,881)	$10,892	$12,477	$23,369

Unallocated corporate costs(c)			(2,950)			(2,619)
Foreign currency gain (loss)			(591)			2,948
Other non-operating income (loss)			(158)			334
Interest expense			(3,945)			(9,106)

Income (loss) before income taxes			$(9,525)			$14,926

	Six months ended June 30, 2026			Six months ended June 30, 2025
(in thousands)	ESS	PCS	Total	ESS	PCS	Total
Revenues from external customers (a)	$198,350	$143,793		$233,088	$168,799
Cost of sales	(132,845)	(93,312)		(170,410)	(123,018)
Selling, general and administrative expenses	(45,376)	(43,890)		(38,064)	(23,245)
Research and development expenses	(685)	(500)		(1,235)	(445)
Restructuring and other expenses (b)	(261)	(4,743)		(3,951)	(392)

Total segment operating income (loss)	$19,183	$1,348	$20,531	$19,428	$21,699	$41,127

Unallocated corporate costs (c)			(6,199)			(4,370)
Foreign currency gain (loss)			(2,819)			6,941
Other non-operating income (loss)			(413)			647
Interest expense			(10,898)			(18,285)

Income (loss) before income taxes			$202			$26,060

(a)	As the CODM does not regularly review intersegment revenue, it is excluded from the determination of total segment operating income. The CODM uses revenue from external customers to assess performance and allocate resources.
(b)	Restructuring and other expenses consist of severance costs primarily related to workforce reductions and impairment of right-of-use assets.
(c)	Unallocated corporate costs include certain centralized corporate stewardship costs that are not allocable to the segments and are included in Selling, general and administrative expenses in our condensed consolidated statements of income.
19. Earnings per share
Basic earnings per share is calculated by dividing the net income (loss) attributable to the Company during the period by the weighted average number of shares of Class A common stock outstanding during the same period. For the periods following the IPO, shares of Class B common stock are excluded from the computation of basic and diluted earnings per share, as these shares represent nonparticipating securities with no rights to dividends or earnings.
For periods prior to the IPO, we treated the Corporate Reorganization as a merger of entities under common control and retrospectively reflected earnings per share as though these transactions occurred at the earliest period presented. We allocated historical net income (loss) between Class A common stockholders and non-controlling interests based on their respective share ownership, with Class A and Class B share equivalents calculated from the HMH B.V. shares held by the Principal Stockholders.
The calculation of basic and diluted weighted average shares used for calculating earnings (loss) per share for the three and six months ended June 30, 2025 does not include the 11.2 million shares of Class A common stock sold in the IPO.

The following table reconciles the figures used to calculate basic and diluted net income (loss) per share for common stock:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2026	2025	2026	2025

Numerator (in thousands)
Net income (loss)	$(5,019)	$9,768	$(1,144)	$15,646
Less: Net income (loss) attributable to non-controlling interests	(9,995)	819	(9,568)	585

Net income attributable to HMH Holding Inc.	$4,976	$8,949	$8,424	$15,061

Denominator (actual shares)
Weighted-average shares of common stock for HMH and HMH B.V. outstanding—basic	11,662	69,355	5,863	69,355
Effect of dilutive securities	309	—	825	—

Weighted-average shares of common stock outstanding—diluted	11,971	69,355	6,688	69,355

Net income (loss) per share of common stock (actual)
Basic	$0.43	$0.13	$1.44	$0.22
Diluted	$0.42	$0.13	$1.26	$0.22

We apply the treasury stock method to certain equity-based compensation awards and the
“if-converted”
method to determine the dilutive impact of the associated exchange rights on weighted-average common shares outstanding.
The following table details the actual potential common shares excluded from the diluted share calculation because their effect would be anti-dilutive:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Restricted common stock	—	—	—	—
Performance share units	10,168	—	4,804	—

As of June 30, 2026, the 63,783,304 total B.V.
Non-Voting
Class A Shares and B.V.
Non-Voting
Class B Shares together with 31,891,652 shares of the Company’s Class B common stock could be exchanged for 31,891,652 shares of the Company’s Class A common stock.

Report of independent registered public accounting firm
To the Shareholders and Board of Directors
HMH Holding B.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of HMH Holding B.V. and subsidiaries (the Company) as of December 31, 2025, the related consolidated statements of income, comprehensive income, change in shareholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2025.
Houston, Texas
March 4, 2026

Report of independent registered public accounting firm
To the Shareholders and Board of Directors
HMH Holding B.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of HMH Holding B.V. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of income (loss), comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/
KPMG AS
We served as the Company’s auditor from 2021 to 2025.
Oslo, Norway
March 4, 2026

HMH Holding B.V. and subsidiaries
Consolidated statements of income
(in thousands, except per share amounts)

	Year ended December 31,
	2025	2024

Revenue
Service revenue	$383,385	$366,202
Product revenue	213,544	225,521
Spare parts revenue	224,380	248,025
Related party revenue	445	3,615

Total revenue	821,754	843,363

Operating expenses
Cost of services sold	253,541	223,376
Cost of goods sold – products	183,509	205,172
Cost of goods sold – spare parts	138,974	142,625

Total cost of sales	576,024	571,173

Selling, general and administrative expenses	130,397	146,810
Research and development expenses	2,813	7,067
Restructuring and other expenses (income), net	4,631	(301)

Total operating expenses	713,865	724,749

Operating income	107,889	118,614

Foreign currency gain (loss), net	6,790	(5,293)
Other non-operating income, net	1,263	423
Interest expense, net	(43,352)	(37,255)

Income before income taxes	72,590	76,489
Income tax expense	(26,467)	(24,533)

Net income	46,123	51,956
Less: Net income attributable to non-controlling interests	669	738

Net income attributable to HMH Holding B.V.	45,454	51,218

Earnings per share—basic and diluted	$227,270	$256,090

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holding B.V. and subsidiaries
Consolidated statements of comprehensive income
(in thousands)

	Year ended December 31,
	2025	2024
Net income	$46,123	$51,956
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	19,648	(20,568)
Cash flow hedges, net of a tax expense of $766 and a tax benefit of $966 for the year ended December 31, 2025 and 2024, respectively	2,715	(3,348)
Benefit plans, net of tax expense of $224 and $312 for the year ended December 31, 2025 and 2024, respectively	629	842

Total other comprehensive income (loss)	22,992	(23,074)

Comprehensive income	69,115	28,882

Less: Comprehensive income attributed to non-controlling interests	669	738

Comprehensive income attributable to HMH Holding B.V.	$68,446	$28,144

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holding B.V. and subsidiaries
Consolidated balance sheets
(in thousands, except par value)

	December 31, 2025	December 31, 2024
Assets

Current assets
Cash and cash equivalents	$96,585	$48,912
Current account receivables, net	108,060	116,882
Related party accounts receivable	1,499	2,332
Related party notes receivable—current	3,653	3,679
Contract assets	114,918	153,150
Inventories, net	253,759	279,957
Other current receivables	17,854	31,158
Prepaids and other current assets	32,882	23,953

Total current assets	629,210	660,023

Property, plant and equipment, net	200,818	198,684
Goodwill	307,014	300,939
Customer relationships, net	67,224	75,758
Other intangible assets, net	54,846	59,396
Related party note receivable	33,604	31,747
Right-of-use assets	48,739	34,673
Other assets	16,249	19,997

Total assets	$1,357,704	$1,381,217

Liabilities and equity

Current liabilities
Accounts payable	$56,206	$107,807
Accounts payable—related party	107	551
Current portion of long-term debt, net	715	14,397
Contract liabilities	35,249	55,627
Accrued expenses	95,780	128,420
Other current liabilities	35,582	33,633

Total current liabilities	223,639	340,435

Long-term debt, net	195,636	196,837
Long-term debt, net—related party	143,732	131,910
Non-current operating lease liabilities	39,922	27,052
Other liabilities	54,323	53,646

Total liabilities	657,252	749,880

Shareholders’ equity
Ordinary shares ( € 1.00 par value, 200 shares authorized and 200 shares issued and outstanding) as of December 31, 2025 and 2024, respectively	—	—
Additional paid-in capital	610,431	610,431
Retained earnings	83,943	38,489
Accumulated other comprehensive income (loss)	4,239	(18,753)

Total shareholders’ equity	698,613	630,167

Non-controlling interests	1,839	1,170

Total equity	700,452	631,337

Total liabilities and shareholders’ equity	$1,357,704	$1,381,217

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holding B.V. and subsidiaries
Consolidated statements of change in shareholders’ equity
(in thousands, except as otherwise noted)

	Shares issued and outstanding	Ordinary shares	Additional paid-in capital	Hedging reserve	Pension remeasurement reserve	Currency translation reserve	Accumulated other comprehensive income (loss)	Non- controlling interest	Retained earnings (loss)	Total equity
	(Actual shares outstanding)

Balance as of January 1, 2024	200	$—	$601,539	$1,098	$1,220	$2,003	$4,321	$—	$(12,729)	$593,131
Sale ownership interest in Hydril Arabia	—	—	8,892	—	—	—	—	432	—	9,324
Net income	—	—	—	—	—	—	—	738	51,218	51,956
Other comprehensive income (loss)	—	—	—	(3,348)	842	(20,568)	(23,074)	—	—	(23,074)

Equity as of December 31, 2024	200	$—	$610,431	$(2,250)	$2,062	$(18,565)	$(18,753)	$1,170	$38,489	$631,337

Balance as of January 1, 2025	200	—	$610,431	$(2,250)	$2,062	$(18,565)	$(18,753)	$1,170	$38,489	$631,337
Net income	—	—	—	—	—	—	—	669	45,454	46,123
Other comprehensive income (loss)	—	—	—	2,715	629	19,648	22,992	—	—	22,992

Equity as of December 31, 2025	200	$—	$610,431	$465	$2,691	$1,083	$4,239	$1,839	$83,943	$700,452

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holding B.V. and subsidiaries
Consolidated statements of cash flows
(in thousands)

	Year ended December 31,
	2025	2024
Cash flows from operating activities
Net income	$46,123	$51,956
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,460	39,402
Amortization of borrowing costs	1,789	1,858
Restructuring and other expenses	1,828	—
Deferred tax expense	2,390	7,033
Paid-in kind interest	11,055	9,964
Provision for bad debt expense	11,136	1,965
Provision for inventory write-down	4,064	4,964
Loss on debt extinguishment	1,449	—
Changes in operating assets and liabilities
Accounts receivable and related party accounts receivable	20,041	(16,614)
Contract assets	34,516	(3,267)
Inventories, net	29,464	(47,232)
Other current receivables	16,019	(5,733)
Prepaid and other current assets	(6,245)	2,383
Accounts payable and accounts payable—related party	(57,451)	2,535
Accrued expenses	(41,513)	11,473
Contract liabilities	(22,031)	(16,409)
Other current and long-term liabilities	(6,194)	(12,092)
Other, net	(590)	2,675

Net cash provided by operating activities	$88,310	$34,861

Cash flows from investing activities
Purchase of property, plant and equipment	(9,617)	(16,096)
Sale proceeds from property and equipment	338	213
Purchase of intangible asset	(715)	(192)
Development costs	(6,649)	(2,244)
Acquisition of business, net of cash	(4,457)	(19,624)

Net cash used in investing activities	$(21,100)	$(37,943)

Cash flows from financing activities
Proceeds from issuance of long-term loans—bonds	200,000	—
Proceeds from issuance of long-term loans—revolving credit facilities	125,702	90,000
Repayment of long-term loans—bonds	(206,584)	—
Repayment of long-term loans—revolving credit facilities	(140,000)	(97,984)
Proceeds from sale to non-controlling interests	—	2,291
Payment of borrowing costs	(3,378)	(1,615)

Net cash used in financing activities	$(24,260)	$(7,308)

Effect of foreign exchange rate on cash and cash equivalents	4,723	(3,222)

Net increase (decrease) in cash and cash equivalents and restricted cash	$47,673	$(13,612)

Cash, cash equivalents and restricted cash, beginning of year	$48,912	$62,524
Cash, cash equivalents and restricted cash, end of year	$96,585	$48,912

Supplemental cash flow information
Cash paid for income taxes, net	$18,334	$17,218
Cash paid for interest	$28,024	$23,284
Contingent consideration in connection with acquisition	$2,017	$3,700

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holding B.V. and subsidiaries
Notes to consolidated financial statements
1. Basis of presentation and summary of significant accounting policies
Description of business
HMH Holding B.V. (“HMH,” the “Company,” “we” or “our”) is a leading global provider of offshore and onshore drilling equipment and services.
The Company was operationally established with effect from October 1, 2021, through its acquisition of all shares in the MHWirth business from Akastor ASA and the Subsea Drilling Systems business from Baker Hughes Company. After these transactions, the shareholders were Baker Hughes Holdings LLC (50%), Akastor AS (25%) and Mercury HoldCo Inc. (25%). Baker Hughes Holdings LLC is a wholly owned subsidiary of Baker Hughes Company (together with Baker Hughes Holdings LLC, “Baker Hughes”), and Akastor AS and Mercury HoldCo Inc. are wholly owned subsidiaries of Akastor ASA (together with Akastor AS, Mercury HoldCo AS and Mercury HoldCo Inc., “Akastor”).
Basis of presentation
The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S.” and such principles, “U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of HMH and all of its subsidiaries and affiliates that it controls or variable interest entities for which the Company has determined it is the primary beneficiary. All intercompany accounts and transactions have been eliminated.
In the notes to the consolidated financial statements, all dollar amounts in tables are in thousands of dollars unless otherwise indicated. Certain columns and rows in the financial statements and notes thereto may not add due to the use of rounded numbers.
Certain amounts in prior periods have been reclassified to conform with current period presentation.
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Although management believes these assumptions to be reasonable, given historical experience, actual amounts and results could differ from these estimates. Estimates are used for, but are not limited to, determining the following: allowance for credit losses and inventory valuation reserves; recoverability of long-lived assets; revenue recognition on long-term contracts; valuation of goodwill; useful lives used in depreciation and amortization; income taxes and related valuation allowances; accruals for contingencies; actuarial assumptions to determine costs and liabilities related to employee benefit plans; stock-based compensation expense; valuation of derivatives; and the fair value of assets acquired and liabilities assumed in business combinations.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

Foreign currency
The consolidated financial statements are presented in U.S. dollars (“USD”). Assets and liabilities of non-U.S. operations with a functional currency other than the USD have been translated into USD using the Company’s period end exchange rates, and revenue, expenses and cash flows have been translated at average rates for the respective periods. Any resulting translation gains and losses are included in other comprehensive income (loss). The impact of remeasurement of monetary assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries is included in the consolidated statements of income.
Business combinations
Business combinations are accounted for using the acquisition method as of the acquisition date, which is the date when control is transferred to the Company.
Transaction costs are expensed as incurred.
Offering costs
In connection with the HMH Holding Inc.’s initial public offering, the Company has incurred or will incur accounting, legal and other costs, which will be reimbursed by HMH Holding Inc. upon consummation of the initial public offering. Such costs will be deferred by the Company and recorded against the proceeds from the offering as a reduction to stockholders’ equity by HMH Holding Inc. In the event the offering is aborted, such deferred offering costs will be expensed. Deferred offering costs of $21.3 million and $10.7 million were recognized in prepaids and other current assets as of December 31, 2025 and 2024, respectively.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, demand deposits held at banks and other short-term highly liquid investments with original maturity of three months or less. Restricted cash may include legally restricted deposits held as compensating balances against short-term borrowing arrangements, contracts entered into with others or company statements of intention with regard to particular deposits. The Company held an immaterial balance of restricted cash as of December 31, 2025 and December 31, 2024.
Accounts receivable
Accounts receivable are recorded at the invoiced amount, net of any allowance for credit losses. The Company evaluates the expected credit losses of accounts receivable, considering historical credit losses, current customer-specific information and other relevant factors when determining the allowance. The Company monitors customer payment history and current creditworthiness to determine that collectability of the related financial assets is reasonably assured. The Company also considers the overall business climate in which customers operate. For accounts receivable, a loss allowance matrix is utilized to measure lifetime expected credit losses. The matrix contemplates historical credit losses by age of receivable, adjusted for any forward-looking information and management expectations. Accounts receivable have been reduced by an allowance of $2.9 million and $5.6 million as of December 31, 2025 and 2024, respectively.
Derivative financial instruments
The Company uses derivative financial instruments, primarily forward currency exchange contracts, to mitigate the effects of variability of future earnings and cash flows caused by the movements in foreign currency exchange rates. Derivative financial assets and liabilities are included in the other current assets and other current liabilities on the consolidated balance sheet at their respective fair values. The maximum term of the forward currency exchange contracts is under 24 months as of December 31, 2025 and 2024.

Designated hedges:
The Company applies cash flow hedge accounting to certain of these forward currency exchange contracts, such that changes in the fair values or cash flows of future identifiable and anticipated transactions being hedged are expected to be offset by corresponding changes in the fair value of the derivatives. For derivative instruments designated as hedging instruments, the effective portion of the gain or loss of the derivative, which does not include the time value component of a forward currency rate, is reported in the hedge reserve in accumulated other comprehensive income (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction impacts earnings.
For the years ended December 31, 2025 and 2024, the Company reclassified $1.7 million income and $0.4 million of loss, respectively, into earnings from accumulated OCI related to cash flow hedges. The Company expects to reclassify an approximate $0.5 million loss from accumulated OCI into earnings over the next 12 months as the forecasted transactions occur.
Non-designated
hedges:
The Company also enters into derivative financial instruments that are not designated as hedging instruments. These instruments are used primarily to manage foreign exchange exposures on recognized monetary assets and liabilities denominated in currencies other than the functional currency. Changes in the fair value of these non-designated
derivatives are recognized immediately in earnings within foreign currency gain, net. Similar to designated hedges, these instruments are strictly used for risk management purposes and not for trading or speculation.
Share capital
Ordinary shares are classified as equity. A repurchase of share capital is recognized as a reduction in equity and is classified as treasury shares. The Company has Class A ordinary shares and Class B ordinary shares, with equal rights for all shares. The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at general meetings. Total outstanding shares are 200 shares, par value EUR 1 per share. As of December 31, 2025 and 2024, the Company had 100 Class A ordinary shares and 100 Class B ordinary shares outstanding.
Inventories
Inventories are recognized at the average acquisition cost or net realizable value, whichever is lower. The net sales value for raw materials and work in progress (goods under production) is calculated as the net realizable value of the finished products less the remaining production and sales costs. In the case of manufactured inventories and work in progress, costs include an appropriate share of attributable costs based on normal operating capacity.
Credit risk and concentrations
The Company’s current receivables are spread over a broad and diverse group of customers across many countries. The Company grants credit to its customers and performs periodic credit evaluations of its customers’ financial conditions, including monitoring its customers’ payment history and current creditworthiness to manage this risk. The Company does not generally require collateral in support of its current receivables, but the Company may require payment in advance or security in the form of a letter of credit or a bank guarantee.
Having a concentration of customers in the energy industry may impact the Company’s overall exposure to credit risk as its customers may be similarly affected by prolonged changes in economic and industry conditions. Some of the Company’s customers may experience extreme financial distress as a result of falling commodity prices and may be forced to seek protection under applicable bankruptcy laws, which may affect the

Company’s ability to recover any amounts due from such customers. Furthermore, countries that rely heavily upon income from hydrocarbon exports have been and may in the future be negatively and significantly affected by a drop in oil prices, which could affect the Company’s ability to collect, on a timely basis or in full, from its customers in these countries, particularly national oil companies. Laws in some jurisdictions in which the Company operates or will operate could make collection difficult or time consuming.
The maximum exposure to credit risk at the reporting date equals the carrying amounts of financial assets. The Company does not hold collateral as security. Contract assets and liabilities are stated in Note 11—“Revenue from contracts with customers.”
During the years ended December 31, 2025 and 2024, one customer individually accounted for approximately 21% and 18%, respectively, of the Company’s revenues which were included in both Equipment and System Solutions (“ESS”) and Pressure Control Systems (“PCS”) revenue in respective years. During the years ended December 31, 2025 and 2024, one customer accounted for approximately 25% and 10%, respectively, of current accounts receivable. The Company expects to maintain its relationship with this customer.
Leases
Right-of-use assets
The Company recognizes right-of-use asset at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any prepaid lease payments made at or before the commencement date, plus any initial direct costs. The right-of-use asset is subject to impairment assessment of non-financial assets and adjusted for certain remeasurement of the lease liability.
Lease liabilities
At the lease commencement date, the Company recognizes lease liability measured at the present value of the lease payments over the lease term, discounted using the Company’s incremental borrowing rate. Generally, the lease payments include fixed payments and variable lease payments that depend on an index or rate. Changes in future lease payments arising from a change in an index or rate are reflected as expense in the period the change occurs. The lease liability is subsequently measured at amortization cost using the effective-interest method.
Short-term leases
The Company applies the recognition exemption to its leases that have a lease term of 12 months or less from the commencement date. Lease payments associated with the short-term leases are recognized as expenses on a straight-line basis over the lease term.
Lease term
The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease, if it is reasonably certain to be exercised, or any period covered by an option to terminate the lease if it is reasonably certain not to be exercised. The Company applies judgment in evaluating whether it is reasonably certain to exercise an extension option, considering all relevant factors that create economic incentive to exercise the extension option.

Lease liabilities expiring within the following periods from the balance dates
Some property leases contain extension or termination options exercisable before the end of the non-cancellable
period. They are used to maximize operational flexibility in terms of managing the assets used in the Company’s operations. The extension and termination options are exercisable only by the Company and not by the applicable lessor. The Company assesses at the lease commencement date whether it is reasonably certain that it will exercise the extension or termination options.
Most extension options in office leases have not been included in the lease liability because the Company expects to be able to replace the assets without significant cost or business disruption. Additionally, most of the early termination options are not considered in the lease term, as the Company assesses it as reasonably certain that the leases will not be terminated early.
Property, plant and equipment
Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labor, borrowing costs on qualifying assets, production overheads and the estimated costs of dismantling and removing the assets and restoring the site on which they are located.
Subsequent costs
The Company capitalizes the cost of a replacement part or a component of property, plant and equipment when incurred if it can be measured reliably and it extends the useful life of the asset or qualifies as an asset improvement. All other costs are expensed as incurred.
Depreciation
Depreciation is normally recognized on a straight-line basis over the estimated useful lives of property, plant and equipment.
Estimates for useful life, depreciation method and residual values are reviewed annually. Assets are depreciated on a straight-line basis over their expected economic lives as follows:

Asset Classification	Useful life
Building	16-33 years
Machinery, equipment and software	3-16 years

Impairment
The Company reviewed the recoverability of long-lived assets, including finite-lived acquired intangible assets and property and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The Company concluded there were no indicators evident or other circumstances present that these assets were not recoverable and, accordingly, no impairment charges of long-lived assets were recognized for the years ended December 31, 2025 and 2024.

Goodwill
Goodwill represents the excess of purchase price paid by the Company over the fair market value of the net assets acquired in a business combination. Goodwill is tested for impairment annually or whenever events or circumstances change indicating that the fair value of a reporting unit with goodwill could be below its carrying amount.
The Company performs impairment testing if any impairment indicators are identified. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying value. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required. The recoverable amounts of reporting units to which goodwill is allocated have been determined based on fair value in use. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized up to a maximum amount of goodwill allocated to that reporting unit.
There were no impairment charges during the years ended December 31, 2025 and 2024 as a result of the Company’s goodwill impairment assessment.
Other intangible assets, patents and rights and customer relations
Acquired intangible assets are measured at cost less accumulated amortization and impairment losses.
Subsequent expenditures
Subsequent expenditures on intangible assets are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are expensed as incurred.
Amortization
Amortization is recognized in the consolidated statements of income on a straight-line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite. Intangible assets are amortized from the date they are available for use. Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
Research and development expenses
Expenditures on research activities undertaken with the prospect of obtaining new scientific or technical knowledge and understanding are recognized in the consolidated statements of income as incurred.
Development activities involving a plan or design for the production of new or substantially improved products or processes are expensed as incurred, unless the costs relate to an item that has an alternative future use. The Company follows Accounting Standards Codification (“ASC”) 350-40 to account for development costs incurred for the costs of computer software developed or obtained for internal use. ASC 350-40 requires such costs to be capitalized once certain criteria are met. Capitalized internal-use software costs are primarily comprised of cost of materials, direct labor overhead costs that are directly attributable to preparing the asset for its intended use and capitalized interest on qualifying assets. Costs are capitalized once the project is defined, funding is committed, and it is confirmed the software will be used for its intended use. Capitalization of these costs concludes once the project is substantially complete and the software is ready for its intended purpose.

Capitalized development expenditures are measured at cost less accumulated amortization and accumulated imp airme
nt losses.
Revenue from contracts with customers
Revenue recognition
Revenue from performance obligations satisfied over time, typically in project contracts and service contracts, is recognized according to progress. This requires estimates of the final total revenue, as well as measurement of progress achieved to date as a proportion of the total work to be performed. The estimated progress in long-term project and other manufacturing contracts is based on internal and external estimates of progress. See the following table for the description of types of revenue and revenue recognition policy by type of revenue.

Type of contract/revenue	Nature of performance obligations, including significant payment terms	Significant revenue recognition policies

Project and other manufacturing contracts
Under project and other manufacturing contracts, specialized products are built to a customer’s specifications and the assets have no alternative use to the Company. If a project or other manufacturing contract is terminated by the customer, the Company has an enforceable right to payment for the work completed to date. The contracts establish a legally enforceable milestone payment schedule as well as a legally enforceable right to receive payment for work completed.

Each of the project or other manufacturing contracts normally includes a single, combined output for the customer, such as an integrated drilling equipment package. A single performance obligation, satisfied over time, is identified in each contract. Project and other manufacturing contracts revenue is presented in product revenue on the consolidated statements of income.

Normal payment terms for project and other manufacturing contracts are 30 to 45 days.

Revenue from project and other manufacturing contracts is recognized according to progress. The input method used to measure progress is determined by reference to the costs incurred to date relative to the total estimated contract cost. Because of the uniqueness of the project and the required engineering in the initial phases of construction contracts, the Company may defer recognition of revenue, in excess of costs, until the point that progress can be measured reliably, which is when a project is approximately 20% complete.

The Company considers milestone payments as variable consideration, with the full milestone payment representing the most likely outcome based on the Company’s historical experience. In addition, liquidated damages are recognized as a reduction of the transaction price unless it is highly probable that it will not be incurred. Disputed amounts and claims are only recognized when negotiations have reached an advanced stage, customer acceptance is highly likely and the amounts can be measured reliably.

Service revenue	Service revenue is generated from the rendering of various aftermarket services for installed products to customers. This offering includes field service, maintenance, overhaul and repair.	Service revenue associated with field service, maintenance and overhaul and repair is recognized according to progress or the as-invoiced amounts, when the invoiced amounts directly correspond with the benefit of the services that are

Type of contract/revenue	Nature of performance obligations, including significant payment terms	Significant revenue recognition policies

Field service, maintenance and overhaul and repair services are satisfied over time as the customers simultaneously receive and consume the benefits provided by these services.

For service contracts with multiple performance obligations, the Company allocates the transaction price based on the standalone selling price of each performance obligation. The Company determines the standalone selling price based on observable prices or will use an estimation method if observable prices are not available.

Normal payment terms for service revenue are 30 to 45 days.
transferred to the customers. Progress is measured using the input method based on labor hours incurred.

Spare parts revenue
Revenue from spare parts, which involve physical transfer of goods, is satisfied at a point of time when control transfers to the customers, according to the contract terms.

Normal payment terms for spare parts revenue are 30 to 45 days.
Revenue from spare parts is recognized when the customers obtain control of the goods, according to the contract terms, typically at physical shipment of goods.

Sale of products
This revenue type involves sale of products or equipment that are of a standard nature, not made to the customer’s specifications. Customers obtain control of these products according to the contract terms.

The Company has assessed that these performance obligations are satisfied at a point of time. Revenue for sale of products is presented in product revenue on the consolidated statements of income.

For contracts with multiple performance obligations, the Company allocates the transaction price based on the standalone selling price of each performance obligation. The Company determines the standalone selling price based on observable prices or will use an
Revenue from these performance obligations is recognized when the customers obtain control of the goods, according to the contract terms.

Type of contract/revenue	Nature of performance obligations, including significant payment terms	Significant revenue recognition policies
estimation method if observable prices are not available. Normal payment terms for sale of products are 30 to 45 days.

Contract assets
Contract assets represent the amounts recognized as revenue by the Company for which the rights to payment have not become unconditional as of the reporting date. The contract assets are transferred to receivables when the rights to payment become unconditional, which usually occurs when invoices are issued to the customers.
Contract liabilities
A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).
Income taxes
The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been recorded based upon the income tax laws and rates of the countries in which the Company operates and earns income. The Company’s annual income tax expense is based on taxable income, statutory income tax rates and tax planning opportunities available in the various jurisdictions in which it operates. The determination and evaluation of the annual income tax expense and tax positions involves the interpretation of the tax laws in the various jurisdictions in which the Company operates. It requires significant judgment in determining the Company’s income tax expense and in evaluating its tax positions, including evaluating uncertainties and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. The Company’s tax filings are subject to examination by the taxing authorities in the jurisdictions where it conducts business. These examinations may result in assessments of additional income taxes that are resolved with the taxing authorities or through the courts.
The financial statement effects of tax positions are recognized if the tax position is more likely than not to be realized. Recognized tax positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized. A valuation allowance is established for any portion of a deferred tax asset that management believes is not more likely than not to be realized. Valuation of deferred tax assets is dependent on management’s assessment of future recoverability of the deferred tax benefit. Expected recoverability may result from expected taxable income in the near future, planned transactions or planned tax optimizing measures. Economic conditions may change and lead to a different conclusion regarding recoverability, and such change may affect the results for each future reporting period.
Accrued liabilities
Warranties
Provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

A provision is made for expected warranty expenditures. The warranty period is normally 12 to 30 months depending on the specific customer contract and terms. See Note 12—“Accrued expenses” for further information about provisions for warranty expenditures.
Restructuring
A restructuring provision is recognized when the Company has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that the entity will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.
Legal disputes and contingent liabilities
Given the scope of the Company’s worldwide operations, its subsidiaries are inevitably involved in legal disputes in the course of their business activities. In addition, the Company from time to time engages in mergers, acquisitions and other transactions that could expose the Company to financial and other non-operational
risks, such as indemnity claims and price adjustment mechanisms resulting in recognition of deferred settlement obligations. Provisions have been made to cover the expected outcome of the legal claims and disputes to the extent negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these cases are subject to uncertainties, and resulting liabilities may exceed provisions recognized. The Company follows the development of these disputes on case-by-case
basis and makes assessments based on all available evidence as at the reporting date.
Employee benefits
Defined contribution plans
Obligations for contributions by the Company to defined contribution plans are recognized as an expense in the consolidated statements of income as incurred.
Defined benefit plans
The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.
The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. The discount rate is the yield at the reporting date on government bonds or high-quality corporate bonds with maturities consistent with the terms of the obligations.
Remeasurement of the net defined benefit liability, which comprises actuarial gains and losses, and the return on plan assets (excluding interest) are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in the consolidated statements of income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in the consolidated statements of income. The C om
pany recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.
Fair value measurement
When available, the Company measures the fair value of a financial instrument using the quoted price in an active market for that instrument. If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.
The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price. If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique that uses only data from observable markets, the financial instrument is initially measured at fair value, and the difference between the fair value on initial recognition and the transaction price is recognized as a deferred gain or loss. Subsequently, the deferred gain or loss is recognized in profit or loss on an appropriate basis over the life of the instrument.
The determination of the fair value and the useful lives of the assets and liabilities acquired is performed, which requires the application of judgment. Fair values have been estimated by a range of different valuation techniques, such as the market approach, income approach and cost approach based on the techniques that have been assessed to be most appropriate for the type of assets or liability measured. All of these methods include a range of various assumptions where significant estimation has been exercised.
A number of the Company’s accounting policies and disclosures requires the measurement of fair values, for both financial and non-financial assets and liabilities, including:

(a)	Derivatives

(b)	Acquisitions
When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2: Quoted prices for similar instruments in active markets; quoted prices of identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3: Significant inputs to the valuation model are unobservable.
If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Hedging activities
The Company uses cash flow hedging primarily to mitigate the effects of foreign exchange rate changes on future transactions denominated in foreign currencies. Accordingly, the vast majority of the Company’s derivative activity in this category consists of forward currency exchange contracts. Changes in the fair value of cash flow hedges are recorded in the hedge reserve in Accumulated other comprehensive income (“AOCI”) and are recorded in earnings in the period in which the hedged transaction occurs. See the statements of change in shareholders’ equity for further information on activity in AOCI for cash flow hedges. The maximum term of cash flow hedges is under 24 months as of December 31, 2025 and 2024.
The Company hedges its future transactions in foreign currencies with external banks. The foreign exchange derivatives are subject to hedge accounting. Hedges qualifying for hedge accounting are classified as cash flow hedges (hedges of highly probable future revenues and/or expenses).
The hedged transactions in foreign currency that are subject to cash flow hedge accounting are highly probable future transactions expected to occur at various dates during the next one to four years, depending on progress in the projects. Gains and losses on forward foreign exchange contracts are recognized in other comprehensive income and reported as measurement adjustments within AOCI in equity until they are recognized in the consolidated statements of income in the period or periods during which the hedged transactions affect the consolidated statements of income. If the forward foreign exchange contract is rolled due to a change in timing of the forecasted cash flow, the settlement effect is included in contract assets or contract liabilities.
Investment in subsidiaries
For investments in subsidiaries that are not wholly owned, but where the Company exercises control, the equity held by the minority owners and their portion of net income are reflected as non-controlling interests.
On March 28, 2024, Hydril PCB Limited (“Hydril UK”), a subsidiary of the Company, issued shares representing a 30% non-controlling interest in its subsidiary, Hydril Pressure Controlling Arabia Limited (“Hydril Arabia”), to Tanajib Holding Company CJSC (“Tanajib”), in exchange for total consideration of $9.2 million, comprising $2.3 million of upfront consideration and $6.9 million of deferred consideration. On March 28, 2024, the Company recognized cash of $2.3 million, related party notes receivable—current of $2.2 million and related party notes receivable of $4.7 million.
New accounting standards to be adopted
As an emerging growth company, the Jumpstart Our Business Startups Act (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards codification. The Company has elected to use extended transition periods permissible under the JOBS Act, while also early adopting certain accounting pronouncements. The adoption dates discussed below reflect these elections.
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for the Company prospectively to all annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its disclosures.

In November 2024, the FASB issued ASU
2024-03,
“Disaggregation of Income Statement Expenses
(Subtopic 220-40).”
The ASU requires public entities to disaggregate, in a tabular presentation, certain income statement expenses into different categories, such as purchases of inventory, employee compensation, depreciation and intangible asset amortization. The guidance is effective for fiscal years beginning after December 15, 2026, with early adoption permitted, and may be applied retrospectively. The Company is currently evaluating the impact of adopting the new ASU on its consolidated financial statements and related disclosures.
In September 2025, the FASB issued ASU
2025-06,
“Intangibles—Goodwill and
Other—Internal-Use
Software (Subtopic
350-40):
Targeted Improvements to the Accounting for
Internal-Use
Software” (“ASU
2025-06”).
Under the new guidance,
internal-use
software costs are capitalized when management has authorized and committed to funding the project and it is probable that the software will be completed and used for its intended function. ASU
2025-06
is effective for the Company for annual reporting periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting the new ASU on its consolidated financial statements and related disclosures.
In November 2025, the FASB issued ASU
2025-09,
“Hedge Accounting Improvements” (“ASU
2025-09”).
The new guidance provides targeted improvements to the hedge accounting guidance to primarily address cash flow hedging, but also impact certain fair value and net investment hedges, including (i) permitting designation of variable price components of forecasted purchases or sales of nonfinancial assets when clearly and closely related to the underlying asset, (ii) allowing groups of forecasted transactions with similar risk exposures (including those based on different interest rate indexes) to be hedged together, and (iii) introducing a model for cash flow hedges of forecasted interest payments on “choose-your-rate” debt instruments that permits a borrower to change the designated interest rate index and/or tenor without automatically discontinuing hedge accounting. ASU
2025-09
is effective for the Company for annual reporting periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU
2025-09
on its consolidated financial statements and related disclosures.
2. Business combinations
Drillform Technical Services Ltd.
On July 17, 2024, Hydril PCB Canada Inc., a wholly owned subsidiary of the Company, completed its acquisition of all of the issued and outstanding shares of Drillform Technical Services Ltd. (“Drillform”) for a total purchase price of $24.7 million, consisting of $21.0 million in cash and $3.7 million in contingent consideration. Drillform holds a portfolio of patents and intellectual property related to equipment used in the handling of drill pipe during drilling operations and has a significant installed base of automated floor wrenches and catwalks. Drillform is based in Alberta, Canada and has facilities in Tulsa, Oklahoma and Abu Dhabi, United Arab Emirates. The Company accounted for the transaction as a business combination and allocated the total purchase price to assets acquired, liabilities and contingent consideration assumed based on their fair values at the date of acquisition. The purchase price allocation was determined using the valuation as of the date of acquisition.
The following table provides the allocation of the purchase price to major classes of assets and liabilities as of the acquisition date. The goodwill reflected below increased by $1.9 million, comprised of measurement period adjustments related to warranty liabilities of $2.4 million and associated change in deferred tax asset of $(0.6) million, from the original preliminary purchase price allocation.

Assets
Cash and cash equivalents	$1,377
Accounts receivable	836
Inventory	3,043
Prepaid expenses and other current assets	110

Total current assets	5,366
Property and equipment	439
Intangible assets	11,000

Total assets	$16,805

Liabilities and equity
Current liabilities
Customer deposits	3,885
Accounts payable	1,307
Warranty liability	2,432
Deferred tax liability	477

Total current liabilities	8,101
Total debt and leases	2
Contingent consideration	3,700

Total liabilities	$11,803

Equity consideration	$21,000
Goodwill	$15,998

The following table summarizes the fair value of acquired identifiable intangible assets as of the date of acquisition:

Developed technology(1)	$6,000
Customer relationships(1)	5,000

Total acquired intangible assets	$11,000

(1)	The weighted-average amortization period for developed technology and customer relationships is 5 years and 2 years, respectively.
The contingent consideration consists of deferred payments by the Company to the acquiree’s prior equity and debt holders for three years, contingent on meeting the prescribed realized sales price and margin targets for certain types of units sold. The Company estimated the fair value of the contingent consideration using a probability-weighted discounted cash flow method under the income approach. The Company considered a range of outcomes, with the maximum being $12 million, and determined the most likely amount of undiscounted contingent consideration is $4.7 million.
Goodwill generated from this business combination is primarily attributable to expected synergies from the transaction and incremental revenue and profit to be derived from the Company’s expansion into global markets. The goodwill is not expected to be deductible for U.S. income tax purposes; however, it can be deducted for Canadian income tax purposes.
During the year ended December 31, 2024, the Company incurred $3.6 million in transaction costs in connection with this acquisition, which were expensed as incurred and included in Selling, general and administrative expenses in the consolidated statement of income. No transaction costs in connection with this acquisition were incurred during the year ended December 31, 2025.
Since the date of acquisition, following is the net impact of the Drillform acquisition on the Company’s consolidated statement of income for the year ended December 31, 2024:

Revenues	$7,906
Net income	(2,760)

Following is the supplemental consolidated financial results of the Company on an unaudited pro forma basis for the year ended December 31, 2024, as if the acquisition had been consummated on January 1, 2024:

Revenues	$849,860
Net income attributable	49,753
Net income per common share—basic and diluted	$248,765

These pro forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not the results that would have been realized had the companies been combined during the periods presented and are not necessarily indicative of the Company’s consolidated results of operations in future periods. The pro forma results include adjustments related to purchase accounting, primarily amortization of intangible assets. Acquisition costs and other nonrecurring charges were immaterial and are included in the earliest period presented.
Deep Blue Oil & Gas Limited
On October 1, 2025, Hydril PCB Limited completed the acquisition of all of the issued and outstanding shares of Deep Blue Oil & Gas Limited (“Deep Blue”), a UK-based company specializing in managed-pressure-drilling (“MPD”) systems, for a total consideration of approximately £3.3 million (USD: 4.5 million) in cash and £1.5 million (USD: 2.0 million) in contingent consideration. Deep Blue holds a portfolio of patents and proprietary technology with applications in offshore drilling, including advanced MPD control and sealing systems. The Company recognized £1.9 million (USD: 2.6 million) of identified intangible assets, £0.2 million (USD: 0.3 million) in cash and £2.7 million (USD: 3.6 million) of goodwill associated with this acquisition. The contingent consideration consists of deferred payments by the Company to the acquiree’s prior equity holders for three years, contingent on meeting the specific earnings and operational targets. The Company accounted for the transaction as a business combination and allocated the total purchase price to assets acquired, liabilities and contingent consideration assumed based on their fair values at the date of acquisition.
3. Inventories
Inventories, net of reserves of $99.9 million and $105.4 million as of December 31, 2025 and 2024, respectively, consisted of the following:

	2025	2024
Stock of raw materials	$18,550	$26,354
Goods under production (work in progress)	29,397	45,585
Finished goods	205,812	208,018

Inventories, net	$253,759	$279,957

For the years ended December 31, 2025 and 2024, the Company recorded inventory write-downs of $4.1 million and $5.7 million, respectively.

4. Property, plant and equipment
Property, plant and equipment consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Buildings and land	$162,275	$151,638
Machinery, equipment and software	102,600	85,822
Assets under construction	3,315	3,317

Total cost	$268,190	$240,777

Less: Accumulated depreciation	(67,372)	(42,093)

Property, plant and equipment, net	$200,818	$198,684

Depreciation expense relating to property, plant and equipment was $18.1 million and $18.7 million for the years ended December 31, 2025 and 2024, respectively, and was recorded in the consolidated statements of income within cost of sales and selling, general and administrative expenses.
5. Goodwill
The changes in carrying value of goodwill are detailed by segment below:

	ESS	PCS	Total
Balance as of January 1, 2024	$184,619	$103,229	$287,848
Acquisition and other(1)	—	14,125	14,125
Currency translation differences	(1,034)	—	(1,034)

Balance as of December 31, 2024	$183,585	$117,354	$300,939

Acquisition and purchase accounting adjustments(1)	3,584	1,872	5,456
Currency translation differences	619	—	619

Balance as of December 31, 2025	$187,788	$119,226	$307,014

(1)	Goodwill associated with the 2024 Drillform acquisition was assigned to PCS segment and the 2025 Deep Blue acquisition was assigned to ESS segment. The PCS segment in 2025 includes purchase price adjustment of $1.9 million, net of deferred tax assets, related to remeasurement of warranty liabilities for the Drillform acquisition. See Note 2—“Business combinations” for more information.
6. Intangible assets
Intangible assets consisted of the following as of December 31, 2025 and 2024:

			2025				2024
	Useful life	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Patents and rights	3-5 years	$21,180	$(18,785)	$2,395	$20,107	$(11,627)	$8,480
Customer relationships	2-20 years	113,523	(46,299)	67,224	112,893	(37,135)	75,758
Development costs	3-8 years	83,397	(30,946)	52,451	66,049	(15,133)	50,916

Total		$218,100	$(96,030)	$122,070	$199,049	$(63,895)	$135,154

Amortization expense recognized for the years ended December 31, 2025 and 2024 was $24.3 million and $20.7 million, respectively, and was recorded in the consolidated statements of income within cost of sales and selling, general and administrative expenses.

The following table outlines the estimated future amortization expense related to intangible assets held as of December 31, 2025:

Year ending December 31,	Amortization expense
2026	$29,888
2027	28,067
2028	15,296
2029	5,378
2030	3,733
Thereafter	39,708

Total	$122,070

7. Financial instruments
The following tables set forth the Company’s financial instruments that are measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2025 and 2024:

				2025
	Level 1	Level 2	Level 3(1)	Total

Assets
Derivative financial instruments—designated as cash flow hedging instruments	$—	$1,262	$—	$1,262
Derivative financial instruments—not designated as hedging instruments	—	140	—	140

Total assets	$—	$1,402	$—	$1,402

Liabilities
Derivative financial instruments—designated as cash flow hedging instruments	$—	$35	$—	$35
Derivative financial instruments—not designated as hedging instruments	—	$520	—	$520

Total liabilities	$—	$555	$—	$555

				2024
	Level 1	Level 2	Level 3(1)	Total

Assets
Derivative financial instruments—designated as cash flow hedging instruments	$—	$1,713	$—	$1,713

Total assets	$—	$1,713	$—	$1,713

Liabilities
Derivative financial instruments	$—	$4,612	$—	$4,612

Total liabilities	$—	$4,612	$—	$4,612

(1)	The fair value (Level 3) of the seller’s receivable against Akastor AS on proceeds from the sales or liquidation of Step Oiltools B.V. (“Step Oiltools”) has been remeasured to zero as of December 31, 2025 and 2024.
The carrying value of cash and cash equivalents, current receivables, accounts payable and accrued expenses approximates fair value based on the short-term nature of these accounts.

Designated
hedges
The following table presents the fair value of the derivative financial instruments and a maturity analysis of the derivatives cash flows as of December 31, 2025 and 2024. Valuation techniques and inputs of forward contracts are based on the quoted forward exchange rate.

	Total	6 months and less	6-12 months	1-2 years

As of December 31, 2025
Foreign exchanges forward contracts to hedge highly probable forecasted sales
Notional amounts USD	$13,812	$13,812	$—	$—
Average forward rate (USD/NOK)		10.58	—	—
Notional amounts EUR	€490	€490	€—	€—
Average forward rate (EUR/NOK)		12.14	—	—
Notional amounts GBP	£2,076	£1,185	£891	£—
Average forward rate (GBP/NOK)		13.85	13.79	—
Notional amounts EUR	€—	€—	€—	€—
Average forward rate (EUR/USD)		—	—	—
Foreign exchanges forward contracts to hedge highly probable forecasted purchases
Notional amounts EUR	€150	€150	€—	€—
Average forward rate (EUR/NOK)		12.03	—	—
Notional amounts GBP	£940	£695	£245	£—
Average forward rate (GBP/NOK)		13.92	13.90	—
Notional amounts EUR	€—	€—	€—	€—
Average forward rate (EUR/USD)		—	—	—

	Total	6 months and less	6-12 months	1-2 years

As of December 31, 2024
Foreign exchanges forward contracts to hedge highly probable forecasted sales
Notional amounts USD	$97,710	$74,136	$10,817	$12,757
Average forward rate (USD/NOK)		10.89	10.92	10.54
Notional amounts EUR	€10,109	€5,485	€4,379	€245
Average forward rate (EUR/NOK)		11.90	11.93	12.09
Notional amounts GBP	£6,027	£3,658	£294	£2,075
Average forward rate (GBP/NOK)		13.94	13.91	13.83
Notional amounts EUR	€40,449	€28,141	€12,308	€—
Average forward rate (EUR/USD)		1.08	1.08	—
Foreign exchanges forward contracts to hedge highly probable forecasted purchases
Notional amounts EUR	€4,235	€3,185	€1,050	€—
Average forward rate (EUR/USD)		11.76	11.94	—
Notional amounts GBP	£2,596	£1,206	£450	£940
Average forward rate (GBP/NOK)		13.65	13.95	13.92
Notional amounts EUR	€2,246	€2,246	€—	€—
Average forward rate (EUR/USD)		1.11	—	—

Non-designated
hedges
The table below presents the notional value of the
non-designated
derivative financial instruments and a maturity analysis of the related derivatives cash flows as of December 31, 2025 and 2024. Valuation techniques and inputs of forward contracts are based on the quoted forward exchange rate.

	Total	6 months and less	6-12 months	1-2 years

As of December 31, 2025
Foreign exchanges forward contracts
Notional amounts NOK	NOK 131,200	NOK 97,900	NOK 16,500	NOK 16,800
Average forward rate (NOK/USD)		0.10	0.10	0.10
Notional amounts GBP	£13,800	£6,000	£5,300	£2,500
Average forward rate (GBP/USD)		1.35	1.35	1.34
Notional amounts EUR	€49,300	€21,600	€18,900	€8,800
Average forward rate (EUR/USD)		1.19	1.20	1.21

The following table presents a reconciliation by risk category of components of equity and analysis of OCI items, net of tax:

	2025	2024
Balance as of January 1,	$(2,250)	$1,098
Change in foreign currency risk	3,481	(4,314)
Income tax allocated to cash flow hedges	(766)	966

Balance as of December 31,	$465	$(2,250)

8. Other current liabilities
Other current liabilities consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Income taxes payable	12,388	6,376
Operating lease liability	10,470	8,114
Public duties and taxes	8,050	8,142
Withheld taxes and other deductions	3,692	3,317
External derivatives financial liabilities	555	4,612
Short-term deferred and contingent liabilities	—	1,922
Other	427	1,150

Other current liabilities	$35,582	$33,633

9. Leases
The Company has mostly property leases on a number of locations worldwide. The leases typically run for a period of two to ten years and some of the leases have extension options. The Company also has an immaterial amount of lease agreements related to cars, machinery, information technology equipment and office equipment. These leases have an average lease period of two to three years, generally with no renewal options included.
The lease agreements do not impose any covenants or restrictions.
The following table sets forth supplemental consolidated balance sheet information related to leases as of December 31, 2025 and 2024:

	Classification	2025	2024

Assets
Operating lease assets	Right-of-use assets	$48,739	$34,673

Total lease assets		$48,739	$34,673

Liabilities
Current
Operating	Other current liabilities	$10,470	$8,114
Noncurrent
Operating	Noncurrent lease liabilities	39,922	27,052

Total lease liabilities		$50,392	$35,166

In 2025, the Company executed a 10-year extension for the Kristiansand lease and recognized a $9.5 million right-of-use asset and a corresponding $9.5 million lease liability.
The following table sets forth a summary of the components of lease expenses for the years ended December 31, 2025 and 2024:

Lease cost	Classification	2025	2024
Operating lease cost	Selling, general and administrative expenses	$11,261	$9,708
Sublease income	Service revenue	—	544

Net lease cost		$11,261	$9,164

The following table sets forth the maturities of operating lease liabilities as of December 31, 2025:

Operating lease
2026	$11,045
2027	9,594
2028	7,952
2029	5,428
2030	4,539
Thereafter	40,930

Total lease payments	$79,488

Less: present value discount	(29,096)

Present value of lease liabilities	$50,392

The following table sets forth the weighted-average remaining term and weighted average discount rates related to leases as of December 31, 2025 and 2024:

	2025	2024
Weighted-average remaining lease term (years)	13.69	6.65
Weighted-average discount rate	7%	6%

10. Debt
Below are the contractual terms of the Company’s interest-bearing loans and borrowings that are measured at amortized cost. The carrying values of the Company’s short-term and long-term debt consisted of the following as of December 31, 2025 and 2024:

	Debt outstanding
	2025	2024	Maturity date
9.875% Senior Secured Bonds due 2026	$—	$196,837	Nov 2026
7.875% Senior Secured Bonds due 2028	195,636	—	Dec 2028
Shareholder Loans	143,732	131,910	Dec 2028
Revolving Credit Facility	—	14,397	Jun 2028
Credit Line in China	715	—	Mar 2026

Total debt, net	340,083	343,144
Current debt, net	715	14,397
Non-current debt, net	339,368	328,747

Total debt, net	$340,083	$343,144

Debt agreements
7.875% Senior Secured Bonds due 2028
On or around December 17, 2025, the Company issued $200.0 million aggregate principal amount of its senior secured bonds (ISIN code NO0013700039) (the “Senior Secured Bonds due 2028”), which mature on December 17, 2028. Interest on the bonds accrues at a fixed rate of 7.875% per annum as of December 31, 2025. The Senior Secured Bonds due 2028 are secured by liens on substantially all of the Company’s assets, including the equity of its material subsidiaries, and guarantees, either directly or indirectly, from its material subsidiaries. The security of the Senior Secured Bonds due 2028 is subject to the Intercreditor Agreement (as defined herein) with the facility agent under the Revolver (as defined herein). Subject to compliance with certain conditions, the Company is permitted to issue additional bonds under the agreement governing the Senior Secured Bonds due 2028 in an aggregate principal amount up to $125.0 million, and the Company is also permitted to enter into certain bridge financing facilities. The Company intends to list the Senior Secured Bonds due 2028 on the Euronext ABM during the first half of 2026.
The agreement governing the Senior Secured Bonds due 2028 includes customary representations and warranties, affirmative covenants and certain restrictive covenants that may limit the Company’s ability to, among other things, incur additional indebtedness, guarantee obligations, incur liens, make investments, loans or capital expenditures, sell or dispose of assets, enter into mergers or consolidations, enter into transactions with affiliates or make or declare dividends. The Senior Secured Bonds due 2028 also require the Company to maintain at all times a minimum liquidity of not less than $30.0 million, a gearing ratio of Consolidated Net Total Borrowings to Consolidated Total Equity (each as defined in the agreement governing the Senior Secured Bonds due 2028) not to exceed 1.00 to 1.00 and an interest cover ratio of Adjusted EBITDA to Net Interest Expenses (each as defined in the agreement governing the Senior Secured Bonds due 2028) of not less than 2.50 to 1.00. The agreement governing the Senior Secured Bonds due 2028 contains customary events of default. If an event of default exists under the Senior Secured Bonds due 2028, the lenders will be able to accelerate the maturity of the Senior Secured Bonds due 2028 and exercise other rights and remedies. If an event of default exists under the Revolver, a cross-default will be triggered under the Senior Secured Bonds due 2028, and the bondholders thereunder will be able to accelerate the maturity of the Senior Secured Bonds due 2028 and exercise other rights and remedies.
As of December 31, 2025, the Company was in compliance with all financial covenants under the Senior Secured Bonds due 2028.
The Senior Secured Bonds due 2028 are redeemable, at the Company’s option, (i) prior to June 17, 2027, at a price equal to the make-whole amount and (ii) beginning on June 17, 2027, at a premium of 103.938%. The redemption premium then declines in steps until June 17, 2028, at which time the Company may redeem the bonds at a premium of 100.500%. The redemption premium then falls away at the maturity date, at which time the Company may redeem the bonds at par value.
Following a Change of Control or a Share
De-Listing
Event (each as defined in the agreement governing the Senior Secured Bonds due 2028), the Company can be required to prepay the Senior Secured Bonds due 2028 at 101% of the nominal amount of the bonds being repaid.
9.875% Senior Secured Bonds due 2026
In November 2023, the Company issued $200.0 million aggregate principal amount of its senior secured bonds (the “Senior Secured Bonds due 2026”), which were scheduled to mature on November 16, 2026. Interest on the bonds accrued at a fixed rate of 9.875% per annum.
In December 2025, the outstanding $200.0 million aggregate principal amount of the Senior Secured Bonds due 2026 was refinanced using the proceeds of the Senior Secured Bonds due 2028 at a price equal to 103.292% of nominal value (plus accrued and unpaid interest to the date of redemption). In connection with the refinancing, the Senior Secured Bonds due 2026 were also delisted from the Oslo Stock Exchange. This transaction resulted in an $8.0 million loss on extinguishment of the debt, which included write off-of
unamortized debt issuance costs and is recognized in the consolidated statement of income for the year ended December 31, 2025.

Shareholder Loans
On October 1, 2021, the Company entered into a loan agreement with related parties, Baker Hughes Holdings LLC and Akastor AS (as amended, the “Shareholder Loan Agreement”), to finance its operating and finance activities. Baker Hughes Holdings LLC provided an $80.0 million term loan under the Shareholder Loan Agreement (the “Baker Hughes Shareholder Loan”), and Akastor AS provided a $20.0 million term loan under the Shareholder Loan Agreement (the “Akastor Shareholder Loan” and, together with the Baker Hughes Shareholder Loan, the “Shareholder Loans”). The Shareholder Loans mature on the earliest to occur of December 18, 2028 or a liquidation event (as defined in the Shareholder Loan Agreement) such as the consummation of HMH Holding Inc.’s initial public offering.
As of December 31, 2025, the total amount of principal and accrued and unpaid interest outstanding under the Shareholder Loans was $143.7 million, which included $112.4 million outstanding under the Baker Hughes Shareholder Loan and $31.3 million outstanding under the Akastor Shareholder Loan. The Company also agreed to pay Baker Hughes and Akastor for certain deferred tax assets related to the contributed businesses in the amounts of approximately $0.3 million and $3.0 million, respectively, with such payment made by way of an increase to the Shareholder Loans. Such additional amounts relating to deferred tax assets are reflected in the Shareholder Loans’ balances as of December 31, 2025. The Shareholder Loans bear interest at a rate of 8.0% per annum. The Shareholder Loans are unsecured. The Shareholder Loan Agreement includes certain restrictive covenants that may limit the Company’s ability to, among other things, incur additional indebtedness or make or declare dividends. The Shareholder Loan Agreement contains customary representations and warranties, affirmative covenants and events of default. If an event of default exists under the Shareholder Loan Agreement, the lenders will be able to accelerate the maturity of the Shareholder Loans and exercise other rights and remedies. Subject to certain notice requirements, the Company may voluntarily prepay outstanding loans under the Shareholder Loan Agreement in whole or in part without premium or penalty.
Revolving Credit Facility
On November 20, 2023, the Company, DNB Bank ASA, as agent, certain financial institutions party thereto as lenders (the “Revolver Lenders”) and DNB Carnegie, a part of DNB Bank ASA, and Nordea Bank Abp, branch in Norway, as mandated lead arrangers and bookrunners, entered into a senior facility agreement (the “Prior Revolver”) pursuant to which the Revolver Lenders provided revolving credit financing to the Company in an aggregate principal amount of up to $50.0 million.
On March 10, 2025, DNB Bank ASA agreed as agent under the Prior Revolver to amend certain terms of the Prior Revolver to permit implementation of the corporate reorganization and the listing of HMH Holding Inc.’s Class A common stock on Nasdaq, and the documentation formally implementing the same became effective as of March 11, 2025.
On December 18, 2025, the Company, DNB Bank ASA, as agent, the Revolving Lenders and DNB Carnegie, a part of DNB Bank ASA, and Nordea Bank Abp, branch in Norway, as mandated lead arrangers and bookrunners, entered into an amendment and restatement of the Prior Revolver (as amended and restated, the “Revolver”) pursuant to which the Revolver Lenders provide revolving credit financing to the Company in an aggregate principal amount of up to $75.0 million. The scheduled maturity date of the Revolver is June 17, 2028 (which is an extension from the May 16, 2026 scheduled maturity date of the Prior Revolver). The Company recorded a debt issuance cost of $0.8 million in connection with the amendment and restatement of the Prior Revolver and is included in Long-term debt, net in the Company’s consolidated balance sheet.
Borrowings under the Revolver bear interest at the compounded reference rate, which is the applicable Secured Overnight Financing Rate (“SOFR”) plus the applicable credit spread adjustment, plus a margin ranging from 3.00% to 4.00% based on the Company’s most recent leverage ratio. In addition to paying interest on outstanding principal under the Revolver, the Company is required to pay a quarterly commitment fee equal to 40% of the applicable margin on the unused available commitments.
The Revolver is secured by liens on substantially all of the Company’s assets, including the equity of its material subsidiaries, and guarantees, either directly or indirectly, from its material subsidiaries. The security of the Revolver is subject to the Intercreditor Agreement with the trustee under the Senior Secured Bonds due 2028. The Revolver includes certain restrictive covenants that may limit the Company’s ability to, among other things, incur additional indebtedness, guarantee obligations, incur liens, make investments, loans or capital expenditures, sell or dispose of assets, enter into mergers or consolidations, enter into transactions with affiliates or make or declare dividends. The Revolver also requires the Company to maintain at all times a minimum liquidity of not less than $30.0 million, a gearing ratio of Consolidated Net Total Borrowings to Consolidated Total Equity (each as defined in the Revolver) not to exceed 1.00 to 1.00 and an interest cover ratio of Adjusted EBITDA to Net Interest Expenses (each as defined in the Revolver) of not less than 2.50 to 1.00. The Revolver contains customary representations and warranties, affirmative covenants and events of default. If an event of default exists under the Revolver, the Revolver Lenders will be able to accelerate the maturity of the Revolver and exercise other rights and remedies. If an event of default exists under the Senior Secured Bonds due 2028, a cross-default will be triggered under the Revolver, and the Revolver Lenders will be able to accelerate the maturity of the Revolver and exercise other rights and remedies. Subject to certain notice requirements and certain partial prepayment amount restrictions, the Company may voluntarily prepay outstanding loans under the Revolver in whole or in part without premium or penalty. Following a Change of Control (as defined in the Revolver), which definition varies depending on whether an initial public offering has occurred, the Company can be required to prepay the loans in whole if the parties do not reach an agreement to continue the loan. As of December 31, 2025, the Company was in compliance with all financial covenants under the Revolver.
Intercreditor Agreement
On December 18, 2025, the facility agent under the Revolver, the trustee under the Senior Secured Bonds due 2028, in its capacities as bond trustee and security agent, and certain other parties entered into an intercreditor agreement (the “Intercreditor Agreement”) governing (i) the relative priorities of their respective security interests in the assets securing the Revolver, the Senior Secured Bonds due 2028 and certain future secured indebtedness and (ii) certain other matters relating to the administration of their respective security interests, including the occurrence of an insolvency event. Pursuant to the Intercreditor Agreement, the liabilities under, and the security and guarantees provided in respect of, the Revolver, the Senior Secured Bonds due 2028 and any hedging agreements shall rank pari passu in payments and security, subject to the super senior status of the liabilities under the Revolver and any hedging liabilities with respect to the application of proceeds received or recovered by the security agent.
Credit Line in China
On August 22, 2023, the Company entered into a credit line agreement (the “Credit Line in China”) with Bank of China Shanghai Pudong branch (the “Credit Line in China Lender”) pursuant to which the Credit Line in China Lender provided a credit line in an aggregate principal amount of up to Chinese renminbi (RMB) 10.0 million (USD: $1.43 million based on the exchange rate as of December 31, 2025). On March 27, 2025, the Company extended the Credit Line in China with the Credit Line in China Lender. The extension is effective through March 26, 2026.
Borrowings under the Credit Line in China bear interest at the compounded reference rate, which was the applicable China Loan Prime Rate minus margin 0.4% as of December 31, 2025. Interest is paid quarterly in the last month of each quarter. There is no quarterly commitment fee or guarantee requirement based on the Company’s financial status. The borrowing length for each withdrawal is one year. The Credit Line in China can be used for the Company’s daily operations and can not be used to purchase real estate, re-lend
to other companies or make investments.
Fair values
The fair value of the Senior Secured Bonds due 2028 was 102.25%, or $204.5 million, as of December 31, 2025. The fair value was determined using a market approach based on observable inputs. For the remaining debt instruments, the book values of each instrument approximate its respective carrying amount and fair value, and interest rates for each instrument are reflective of market rates.
Maturity schedule
The following table sets forth the maturities of principal payments on long-term debt for each of the five years in the period ending December 31, 2030, and in the aggregate thereafter:

Year ending December 31,
2026	$—
2027	—
2028	300,000
2029	—
2030	—
Thereafter	—

Total	$300,000

11. Revenue from contracts with customers
Disaggregated revenue
The Company disaggregates revenue from contracts with customers by revenue type for both its ESS and PCS segments, as it believes this best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors. The tables below present the Company’s revenue disaggregated by these categories.
The following tables present revenue disaggregated by revenue type for the years ended December 31, 2025 and 2024:

	2025
	ESS	PCS	Total
Project and other manufacturing contracts revenue	$61,130	$31,306	$92,436
Sale of products	64,558	56,995	121,553

Product revenue(1)	125,688	88,301	213,989

Service revenue	195,741	187,644	383,385
Spare parts revenue	117,124	107,256	224,380

Total revenue	$438,553	$383,201	$821,754

	2024
	ESS	PCS	Total
Project and other manufacturing contracts revenue	$33,552	$36,910	$70,462
Sale of products	108,610	50,064	158,674

Product revenue (1)	142,162	86,974	229,136
Service revenue	190,222	175,980	366,202
Spare parts revenue	110,805	137,220	248,025

Total revenue	$443,189	$400,174	$843,363

(1)	Product revenue includes related party revenue.
The following table presents timing of revenue recognition for the year ended December 31, 2025:

	ESS	PCS	Total
Transferred overtime	$300,400	$218,950	$519,350
Transferred at point in time	138,153	164,251	302,404

Total revenue	$438,553	$383,201	$821,754

The following table presents timing of revenue recognition for the year ended December 31, 2024:

	ESS	PCS	Total
Transferred overtime	$299,928	$212,890	$512,818
Transferred at point in time	143,261	187,284	330,545

Total revenue	$443,189	$400,174	$843,363

Contract assets consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Balance as of January 1,	$153,150	$160,933
Additions	324,949	263,591
Transfers to accounts receivable	(350,896)	(271,374)
Written off(1)	$(12,285)	$—

Balance as of December 31,	$114,918	$153,150

(1)	2025 amounts written off represent a cancellation of contract with a customer and is included in cost of services sold in the consolidated statements of income.
Contract liabilities consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Balance as of January 1,	$55,627	75,525
Additions	166,877	95,386
Revenue recognized	(187,255)	(115,284)

Balance as of December 31,	$35,249	55,627

Revenue recognized during the years ended December 31, 2025 and 2024 that was included in the contract liabilities balance at the beginning of such period was $50.7 million and $71.3 million, respectively.
Transaction price allocated to the remaining performance obligations
As of December 31, 2025, the aggregate amount of the transaction price allocated to the unsatisfied or partially unsatisfied performance obligations was $329.3 million. As of December 31, 2025, the Company expected to recognize substantially all of the revenue from the total remaining performance obligations over the next 12 months. Contract modifications could affect both the timing to complete as well as the amount to be received as t he
Company fu
lfill
s the related remaining performance obligations.
12. Accrued expenses
Accrued expenses consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Accrued vendor costs	$38,049	$60,583
Accrued payroll and employee related liabilities	38,119	40,476
Provisions—warranty	8,371	11,082
Provisions—environmental(1)	3,236	3,086
Provisions for loss contingencies	1,962	3,023
Provisions—restructuring	858	220
Accrued interest	646	3,126
Accrued sales and other taxes	220	1,361
Other	4,319	5,463

Accrued expenses	$95,780	$128,420

(1)	Costs of future estimated expenditures for environmental remediation liabilities are not discounted to their present value due to the timing of the future expenditures not being reliably determinable. The environmental remediation liability is related to two plants.
The following table describes the changes to the Company’s warranty liability as of December 31, 2025 and 2024:

	2025	2024
Balance as of January 1,	$11,082	$8,556
Accrued expense	2,339	2,405
Payments	(2,433)	(959)
Reclassification	(145)	3,345
Provision reversed during the period	(3,104)	(1,709)
Currency translation differences	632	(556)

Balance as of December 31,	$8,371	$11,082

13. Other liabilities
Other liabilities consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Deferred tax liabilities	$17,404	$19,127
Pension and other post retirement liabilities	21,142	21,319
Provisions long-term	1,227	822
Contingent considerations—related party	8,291	8,676
Other long-term liabilities	6,259	3,702

Total	$54,323	$53,646

(1)	Other long-term liabilities include $3.7 million of contingent consideration related to the Drillform acquisition as of both December 31, 2025 and 2024 and $2.0 million of contingent consideration related to Deep Blue acquisition as of December 31, 2025.

14. Share-based compensation
The Company had the following share-based payment arrangements during the periods presented:
Founders’ phantom equity award program
In 2022, the Board of Directors of the Company (“Board”) established a $10.0 million award program for management and certain employees that entitles them to payments when certain strategic goals are achieved. The program was established based on an equity value of $600.0 million, which was deemed to be the fair value of the Company’s equity. The Board issued awards with an aggregate grant value of $10.0 million in 2022 ($2.0 million of which was subsequently forfeited upon the departure of one recipient thereof), and partially reallocated such forfeited awards with aggregate grant values of $1.3 million and $0.3 million in 2024 and 2023, respectively, to the participants of the program. There were no such awards in 2025. The amount of the payment is determined based on the increase or decrease of the equity value of the Company. Vesting requires continuous service through the vesting date and is contingent upon the occurrence of a change in control or an IPO (each as defined in the applicable award agreement). The program expires at the end of the eight-year period after the grant date. In the event of a change of control, the settlement may be in cash, shares or other form of consideration at the discretion of the Board. In the event of an IPO, the settlement shall be made in shares of the resulting public company.
Long-term incentive program
In 2022, the Board established a share-based incentive program covering certain key personnel to entitle them to payment when certain strategic goals are achieved. The Board issued awards with an aggregate grant value of $5.0 million in 2025, $5.0 million in 2024, $5.0 million in 2023 and $5.0 million in 2022, respectively, to the participants of the program based on an equity value of $1.0 billion in 2025, $1.0 billion in 2024, $700.0 million in 2023 and $600.0 million in 2022, respectively, which were deemed to be the fair value of the Company’s equity. Each award contains two components: a time-based restricted equity award (“RSU”) and a performance-based award (“PSU”). Vesting requires continuous service through the vesting date. The RSUs have a three-year ratable vesting schedule from the grant date, and the PSUs cliff vest after three years based on specific performance metrics. Both components are contingent upon a change in control or an IPO or another event making equity ownership interest in the Company publicly available. The program expires at the end of the eight-year period after the grant date. In the event of a change in control, the settlement may be in cash, shares or other form of consideration at the discretion of the Board. In the event of an IPO or other public liquidity event, the settlement shall be made in shares of the resulting public company.
15. Employee benefit expenses
Pension plans in Germany and Norway
Pension costs represent the future pension entitlement earned by employees in the financial year. In a defined contribution plan, the Company is responsible for paying an agreed contribution to the employee’s pension account. In such a plan, this annual contribution represents the pension cost. In a defined benefit plan, it is the Company’s responsibility to provide a certain pension. The measurement of the cost and the pension liability for such arrangements is subject to actuarial valuations. The main pension liabilities relate to Norway and Germany. The welfare and support fund is closed for new entries. The welfare and support fund is recorded as other non-current liabilities and not as pension.

Pension plans in Germany
The main pension arrangement in Germany is a general pension plan organized by the German Government. This arrangement provides the main general pension entitlement of all Germans. All pension arrangements by employers consequently represent limited additional pension entitlements. German employers are not obliged to provide an employment pension plan.
ATZ (Altersteilzeit)—early retirement arrangement
ATZ is an early retirement arrangement organized by German employers, Trade/Labor Unions in Germany and the German Government. The ATZ plan is providing additional lifelong pensions to employees who retire before the general retirement age, to compensate for the reduction of the ordinary pension entitlements. The employees are given a choice of retirement age, with lower pension at earlier retirement.
The principle that, during the current employment relationship, the work performed by the employee is equivalent to the remuneration paid by the employer (principle of equivalence) and that there is therefore no impact on the balance sheets does not apply in the case of partial retirement.
The backlog of performance in the block model of ATZ represents an obligation on the part of the employer. The employee has already performed work for which such employee has not yet received any remuneration. For the fee to be paid in the release phase, a provision must be made during the work phase and increased pro rata temporis until the release phase is reached.
The estimated contributions expected to be paid to the German plan during 2026 amount to $0.8 million.
Pension plans in Norway
The main pension arrangement in Norway is a general pension plan organized by the Norwegian Government. This arrangement provides the main general pension entitlement of all Norwegian employees. All pension arrangements by employers consequently represent limited additional pension entitlements.
Norwegian employers are obliged to provide an employment pension plan, which can be organized as a defined benefit plan or as a defined contribution plan. The Company’s subsidiaries located in Norway closed the earlier defined benefit plans in 2008 and are now providing defined contribution plans for all employees.
Defined benefit plan
Employees who were 58 years or older in 2008, when the change to the contribution plan took place, are still in the defined benefit plan, which is a funded plan. There are no longer any active employees in this plan. The estimated contributions expected to be paid to the Norwegian plan during 2026 amount to $0.2 million.
Compensation plan
To ensure that the employees were treated fairly on the change to the contribution plan in 2008, the Company introduced a compensation plan. The basis for deciding the compensation amount is the difference between calculated pension capital in the defined benefit plan and the value of the defined benefit plan at the age of 67. The compensation amount will be adjusted annually in accordance with the adjustment of the employees’ pensionable income, and accrued interest according to market interest. If the employee leaves the Company voluntarily before the age of 67, the compensation amount will be reduced.

AFP—early retirement arrangement
AFP is an early retirement arrangement organized by Norwegian employers, the main Labor Union organization in Norway (LO) and the Norwegian Government. The AFP plan provides additional lifelong pensions to employees who retire before the general retirement age, to compensate for the reduction of the ordinary pension entitlements. The employees are given a choice of retirement age, with lower pension at earlier retirement.
The AFP plan exposes the participating entities to actuarial risk associated with employees of other entities with the result that there is no consistent and reliable basis for allocating the obligation, plan assets and costs to individual participating entities. Sufficient information is not available to use defined benefit accounting, and the AFP plan is accounted for as a defined contribution plan
The following table sets forth the accumulated benefit obligation in Norway and Germany as of December 31, 2025 and 2024:

	2025	2024

Change in benefit obligations
Benefit obligation at the beginning of the year	$18,458	$20,174
Service cost	163	492
Interest cost	749	764
Actuarial (gain) loss	(1,740)	124
Benefits paid	(1,457)	(1,419)
Foreign currency translation adjustment	2,354	(1,589)
Other	(91)	(88)

Benefit obligation at the end of the year	$18,436	$18,458

Change in plan assets
Fair value of plan assets at the beginning of year	—	—
Employer contribution	734	712
Benefits paid	(643)	(624)
Other	(91)	(88)
Fair value of plan assets at the end of year	—	—
Funded status—underfunded at the end of year	(18,436)	(18,458)

Accumulated benefit obligation	$(18,436)	$(18,458)

The plan assets are held and managed by Akastor, and obligations are settled on the Company’s behalf.
The amounts recognized in the consolidated balance sheets consisted of the following as of December 31, 2025 and 2024:

	2025	2024

Pension benefits
Current liabilities	$995	$911
Non-current liabilities	17,441	17,547

Net amount recognized	$18,436	$18,458

Information for the plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets consisted of the following as of December 31, 2025 and 2024:

	2025	2024

Pension benefits
Projected benefit obligation	$18,436	$18,458
Accumulated benefit obligation	18,436	18,458

Net periodic cost
The components of net periodic cost recognized in Selling, general and administrative expenses in the consolidated statements of income consisted of the following for the years ended December 31, 2025 and 2024:

Pension benefits	2025	2024
Service cost	$163	$492
Interest cost	749	764
Amortization of net actuarial loss	71	54

Net periodic cost	$983	$1,310

The defined benefit plans are unfunded and consequently there are no pension plan assets held by the Company to be disclosed.
As part of the agreement between Akastor and Baker Hughes at the time of the formation of the Company, Akastor is responsible for all pension liabilities accrued and unsettled pension liabilities pre-October
1, 2021. The Company has booked a receivable towards Akastor for its part of the total pension liability. See Note 18— “Related party transactions—Indemnification asset.”
Defined benefit obligation—actuarial assumptions
The following table sets forth the weighted average assumptions used to determine net periodic cost for these plans for the years ended December 31, 2025 and 2024:

	2025		2024
	Norway	Germany	Norway	Germany
Discount rate	4.5%	3.7%	4.7%	3.1%
Expected long-term return on plan assets	—	—	—	—
Interest crediting rate	4.0%	2.6%	3.5%	2.6%

Accumulated other comprehensive income (loss)
The amount recorded before-tax in accumulated other comprehensive income (loss) related to the Company’s defined benefit plans consisted of the following for the years ended December 31, 2025 and 2024:

	2025	2024
Net actuarial loss (gain)	$(1,811)	$70

The discount rates and other assumptions for Norway in 2025 and 2024 are based on the Norwegian high quality corporate bond rate and recommendations from the Norwegian Accounting Standards Board. It should be expected that fluctuations in the discount rates would also lead to fluctuations in the pension indexations. The total effect of fluctuations in economic assumptions is consequently unlikely to be significant. No net prior service cost was recognized for the years ended December 31, 2025 and 2024.

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current life expectancy after retirement underlying the values of the defined benefit obligation at the reporting date is shown below in years.

	2025		2024
	Norway	Germany	Norway	Germany
Life expectancy of male pensioners after retirement	23.0	21.0	22.8	20.9
Life expectancy of female pensioners after retirement	26.3	24.4	26.1	24.3

Sensitivity analysis
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation as of December 31, 2025 and 2024. Amounts shown below are for the pension plans in Norway.

2025	Change in defined benefit obligation
Change in actuarial assumptions	Increase	Decrease
Discount rate (1% increase/decrease movement)	$7,651	$7,869
Future salary growth (1% increase/decrease movement)	7,760	7,745

2024	Change in defined benefit obligation
Change in actuarial assumptions	Increase	Decrease
Discount rate (1% increase/decrease movement)	$8,412	$8,656
Future salary growth (1% increase/decrease movement)	8,531	8,518

The following table presents the expected benefit payments for pension benefits over the next 10 years. For funded Company sponsored plans, the benefit payments are made by the respective pension trust funds.

Year	Pension benefits
2026	$995
2027	1,047
2028	1,050
2029	998
2030	1,039
2031—2035	5,765

Pension plans outside Norway and Germany
Pension plans outside Norway and Germany are predominately defined contribution plans and include 1,235 employees in 2025 and 1,283 employees in 2024. The cost of the defined contribution plans amounted to $7.2 million and $5.8 million for the years ended December 31, 2025 and 2024, respectively.

16. Income taxes
Income tax expense, all of which are foreign, consisted of the following for the years ended December 31, 2025 and 2024:

	2025	2024

Current:
Domestic	$—	$—
Foreign	(24,077)	(17,500)

Total current tax expense	$(24,077)	$(17,500)

Deferred:
Domestic	$—	$—
Foreign	(2,390)	(7,033)

Total deferred tax expense	$(2,390)	$(7,033)

Income tax expense	$(26,467)	$(24,533)

The domestic and foreign components of income before income taxes were as follows for the years ended December 31, 2025 and 2024:

	2025	2024
Domestic	$(43,991)	$(37,697)
Foreign	116,581	114,186

Income before income taxes	$72,590	$76,489

Effective tax rate
The following table reconciles the reported income tax expense to the expected income tax expense according to the corporate income tax rate in the Netherlands, the jurisdiction of tax domicile of the Company, for the years ended December 31, 2025 and 2024:

	2025	2024
Income before income taxes	$72,590	$76,489
Statutory income tax rate (25.8%)	(18,728)	(19,734)

Tax effects of:
Difference between local income tax rate and Dutch income tax rate	2,506	2,783
Nondeductible expenses	(8,588)	(6,812)
Unrecognized tax benefits	(352)	(1,560)
Income taxed to U.S. shareholders(1)	6,640	7,612
Shareholder tax benefit	(227)	(1,660)
Change in valuation allowance	(2,670)	(2,502)
Change in tax rate	(356)	—
Withholding taxes	(4,289)	(2,356)
Other	(403)	(304)

Income tax expense	$(26,467)	$(24,533)

(1)	HMH Holding B.V. (together with its subsidiaries located in the United States and Senegal) is taxed as a partnership for U.S. federal income tax purposes and, therefore, does not recognize U.S. federal income taxes. The shareholders are responsible for the income taxes on their share of the taxable income or loss and are entitled to any available tax credits on their income tax returns.

Recognized deferred tax assets and liabilities consisted of the following as of December 31, 2025 and 2024:

	2025	2024

Deferred tax assets
Net operating loss carryforwards	$9,330	$11,144
Interest carryforwards	10,885	18,713
Employee benefit plan liabilities	3,207	3,490
Property, plant and equipment	249	2,437
Provisions	7,222	4,777
Inventories	8,944	8,580
Other	1,420	—

Total deferred tax asset	$41,257	$49,141

Valuation allowance	(21,253)	(26,325)

Total deferred tax asset after valuation allowance	$20,004	$22,816

Deferred tax liabilities
Customer relationships	(8,981)	(10,229)
Other intangible assets	(3,435)	(2,662)
Contract assets	(7,878)	(3,244)
Derivative financial instruments	(1,560)	(3,049)
Other	(14)	(3,619)

Total deferred tax liabilities	$(21,868)	$(22,803)

Net deferred tax (liability) asset	$(1,864)	$13

For the year ended December 31, 2025, the net change in valuation allowance of $5.1 million was comprised of $3.6 million of additions less $0.9 million of reversals, which impacted the effective tax rate. Additional activity included $8.1 million of reversals related to reductions in carryforward amounts and $0.4 million of foreign currency translation adjustments. For the year ended December 31, 2024, the net change in valuation allowance of $2.8 million was comprised of $3.4 million of additions less $0.9 million of reversals, which impacted the effective tax rate. Additional activity included $4.1 million of additions related to an acquisition less $7.5 million of reversals related to reductions in carryforward amounts and $1.9 million of foreign currency translation adjustments.
As of December 31, 2025, the Company had $42.6 million of net operating loss carryforwards (“NOLs”), of which approximately $19.0 million will expire between 2028 and 2046, and the remainder can be carried forward indefinitely. The Company also had interest carryforwards of $43.8 million, of which $10.6 million will expire between 2027 and 2035, and the remainder can be carried forward indefinitely.
As of December 31, 2024, the Company had $42.5 million of NOLs, of which approximately $18.1 million will expire between 2030 and 2042, and the remainder can be carried forward indefinitely. The Company also had interest carryforwards of $75.4 million, of which $19.6 million will expire between 2025 and 2030, and the remainder can be carried forward indefinitely.
The Company operates and is subject to income taxes in multiple jurisdictions. Income tax return periods from 2020 generally remain open for examination in Norway and periods from 2021 generally remain open for examination in other jurisdictions.
As of December 31, 2025, the Company had undistributed earnings of foreign subsidiaries of $114.5 million, which continue to be indefinitely reinvested. The Company makes a determination each period whether to indefinitely reinvest these earnings. If, as a result of these reassessments, the Company distributes these earnings in the future, additional tax liabilities could result. No additional income taxes have been provided for any additional outside basis differences inherent in the Company’s foreign subsidiaries, as these amounts continue to be indefinitely reinvested. Determining the amount of unrecognized deferred tax liability related to any additional outside basis differences in these entities is not practicable.
As of December 31, 2025, the Company had approximately $0.8 million of unrecognized tax benefits and does not expect to recognize any significant increases in unrecognized tax benefits during the next twelve-month period. Interest and penalties, in the amount of $0.3 million related to income taxes, are recorded in income tax expense. The total liability recognized for unrecognized tax benefits including interest and penalties is $1.9 million. If recognized, the $0.8 million of unrecognized tax benefits would favorably impact the effective tax rate. During 2025, the aggregate changes in the Company’s total amount of unrecognized benefits are summarized as follows:

	2025	2024
Balance as of January 1,	$771	$—
Increases in unrecognized tax benefits - current year positions	—	110
Increases in unrecognized tax benefits - prior year positions	—	661

Balance as of December 31,	$771	$771

The Organization for Economic
Co-operation
and Development has advanced reforms focused on global profit allocation and implementing a global minimum tax rate of at least 15% for large multinational corporations on a jurisdiction-by-jurisdiction
basis, known as “Pillar Two.” On December 15, 2022, the European Council formally adopted a European Union directive on the implementation of the plan by January 1, 2024. In January 2026, the Organization for Economic
Co-operation
and Development issued additional guidance on a
side-by-side
package, which limits the applicability of Pillar Two to U.S. multinational companies. The Company will be subject to Pillar Two beginning in 2026, but it is not expected to materially increase the taxes the Company owes.
17. Commitments and contingencies
Restructuring
The Company has taken a substantial workforce decrease and reorganization in recent years, driven by the desire to increase efficiency and flexibility and to rationalize its footprint, which involved establishing a new organization structure by converting the “Major Projects and Products” division under ESS to “Product and Innovation, Engineering Disciplines and Product Management.” In January 2025, Company also announced a restructuring plan primarily focused on the reorganization of facilities in Horten and Fornebu, Norway and global workforce reductions. These initiatives are expected to impact 135 individuals, comprising 110 employees in Norway and 25 employees in Germany.
Restructuring and other expenses of $4.6 million were recognized for the year ended December 31, 2025, of which $1.8 million related to the impairment of right-of-use assets. There were no restructuring expenses recognized for the year ended December 31, 2024. The following table summarizes the changes to the Company’s provision balance for restructuring and other charges for the year ended December 31, 2025:

Balance as of January 1,	$1,042
Additions for costs expensed	2,392
Reductions for payments	(1,498)
Foreign currency translation	149

Balance as of December 31,	$2,085

Other
In the normal course of business with customers, vendors and others, the Company has issued various bank guarantees, such as advance payment guarantees, surety bonds, performance guarantees, bid bonds, customs and tax guarantees to guarantee the Company’s performance as it relates to contracts with customers, contract bidding, customs duties, tax appeals and obligations in various jurisdictions. As of December 31, 2025, the Company had outstanding bank guarantees of $30.9 million. As of December 31, 2025, none of these guarantees either has, or is likely to have, a material impact on the Company’s financial position, results of operations or cash flows as the Company expects to comply with the underlying performance requirements.
As of December 31, 2025, the Company had purchase commitments of $88 million for purchasing materials to satisfy the Company’s contractual obligations and that are due within next 24 months.
18. Related party transactions
Related party relationships are those involving control (either direct or indirect), joint control or significant influence. Related parties are in a position to enter into transactions with the Company that would not be undertaken between unrelated parties. All transactions with related parties to the Company have been based on arm’s length terms (unless disclosed differently).
The Company is a parent company that controls 25 companies around the world. Any transactions between the parent company and the subsidiaries are eliminated in the consolidated financial statements.
The Company is a joint venture by Akastor and Baker Hughes. The shareholders are Baker Hughes Holdings LLC (50%), Akastor AS (25%) and Mercury HoldCo Inc. (25%).
The related parties for the Company are the shareholders and the entities in Akastor and Baker Hughes.
The following table sets forth a summary of transactions and balances with significant related parties as of December 31, 2025 and 2024:

	Baker Hughes Holdings LLC	Akastor AS	Other Baker Hughes companies	Other Akastor companies	Tanajib Holding Company	Total

For the year ended December 31, 2025
Consolidated statement of income
Revenue	$—	$—	$130	$315	$—	$445
Interest expense, net	(8,232)	(1,986)	—	—	—	(10,218)

As of December 31, 2025
Consolidated balance sheet
Related party accounts receivable	—	424	942	133	—	1,499
Related party notes receivable—current	—	1,544	—	—	2,109	3,653
Related party notes receivable	4,654	24,545	—	—	4,405	33,604
Accounts payable—related party	—	—	102	5	—	107
Long-term debt, net—related party	112,471	31,261	—	—	—	143,732
Other liabilities	384	7,907	—	—	—	8,291

	Baker Hughes Holdings LLC	Akastor AS	Other Baker Hughes companies	Other Akastor companies	Tanajib Holding Company	Total

For the year ended December 31, 2024
Consolidated statement of income
Revenue	$—	$3,406	$132	$77	$—	$3,615
Interest expense, net	(7,616)	(1,686)	—	—	—	(9,302)

As of December 31, 2024
Consolidated balance sheet
Related party accounts receivable	—	1,136	974	—	222	2,332
Related party notes receivable—current	—	1,500	—	—	2,179	3,679
Related party notes receivable	4,299	22,694	—	—	4,754	31,747
Accounts payable—related party	—	—	69	124	358	551
Long-term debt, net—related party	103,767	28,143	—	—	—	131,910
Other liabilities	514	8,162	—	—	—	8,676

Related party transactions
Shareholder Notes
On March 17, 2023, the Company entered into a note with Baker Hughes Holdings LLC and Akastor AS (as amended, the “Shareholder Notes”) whereby the Company extended credit in the principal amount of $3.45 million to Baker Hughes Holdings LLC and $3.49 million to Akastor AS. The Shareholder Notes mature on the earliest to occur of December 18, 2028 or a liquidation event (as defined in the Shareholder Loan Agreement) such as the consummation of HMH Holding Inc.’s initial public offering and accrue interest at a rate of 8.0% per annum. Subject to certain notice requirements, Baker Hughes Holdings LLC and Akastor AS may voluntarily prepay the Shareholder Notes in whole or in part without premium or penalty. There is no right of set-off
against the Shareholder Loans.
Baker Hughes
License agreements
On October 1, 2021, in connection with the formation of the Company, the Company entered into w orld
wide,
ful
ly paid, nontransferable and
non-sublicensable
license agreements with a subsidiary of Baker Hughes giving the Company a limited right to use the terms Vetco
™
and VetcoGray
™
as trademarks on certain products traditionally sold under those trademarks and certain other intellectual property rights relating to certain of Baker Hughes’s intellectual property related to the Subsea Drilling Systems pressure control business that Baker Hughes contributed to the Company at the time of the Company’s formation. The license agreement relating to other intellectual property rights is perpetual in term, and the trademark license agreement relating to use of the terms Vetco
™
and Vetco Gray
™
has an initial five-year term that is renewable by the Company for successive five-year terms as long as the trademarks remain in use for the products traditionally sold under those trademarks.
Remarketing agreement
On October 1, 2021, in connection with the formation of the Company, the Company entered into a remarketing agreement with Baker Hughes relating to certain BOPs, their associated control systems and other personal property. Such equipment is currently subject to a lease between two unrelated third parties, and the lessor of such equipment has the right to return such equipment to Baker Hughes at the end of the lease term. In the event such equipment is returned to Baker Hughes, the Company has agreed to provide certain services to Baker Hughes with respect to the sale, leasing or remarketing of such equipment in exchange for reimbursement of out-of-pocket
costs and expenses.
Akastor
Step Oiltools
In connection with the formation of the Company and pursuant to that certain transaction agreement by and between Akastor and Baker Hughes, dated as of March 2, 2021, as amended on April 27, 2021, September 30, 2021 and September 23, 2022 (the “JV Transaction Agreement”), to which the Company became a party pursuant to a joinder agreement dated as of October 1, 2021, and that certain share purchase agreement by and between Akastor AS and MHWirth AS, dated as of October 1, 2021, Akastor and Baker Hughes agreed that the contribution of one of Akastor’s subsidiaries, Step Oiltools, would be made on a delayed basis until certain Russian regulatory approvals were obtained. Subsequently, Step Oiltools’ business activities were significantly impacted by the Russian invasion of Ukraine, and it was decided that Step Oiltools would be liquidated. The parties agreed to cease seeking regulatory approval for the sale and to settle a seller’s credit in the amount of approximately $16.0 million, payable by Akastor to the Company, in exchange for Akastor transferring to the Company the proceeds from the Step Oiltools liquidation. The Company’s management has assessed the expected net proceeds from the liquidation of Step Oiltools during 2023 and does not believe that such proceeds would yield net cash flows equal to the original seller’s credit receivable from Akastor and, as such, recorded a one-time
charge of $16.0 million in 2023. The fair value of the receivable has been remeasured to zero as of December 31, 2025 and 2024.
Payment of pension benefits
Pursuant to the JV Transaction Agreement, as part of its contribution to the Company at the time of the Company’s formation, Akastor agreed to pay certain carved-out
pension liabilities existing in MHWirth AS prior to its contribution to the Company until such time as Akastor owns less than 5% of the Company’s equity interests, at which time Akastor will be obligated to pay all estimated remaining and unpaid pension costs. The Company estimated the value of such remaining and unpaid pension costs to be $18.4 million and $18.5 million as of December 31, 2025 and 2024, respectively, and the Company recorded a receivable of $21.4 million and $19.9 million as of December 31, 2025 and 2024, respectively, related to such pension payments from Akastor, which is reduced in line with pension payments to former employees in 2025 and 2024. The difference between unpaid pension costs and receivable is due to the timing of payments made to pensioners and pension payments received from Akastor by the Company.
Financial guarantees
As of December 31, 2025, Akastor had issued financial guarantees of approximately $5.0 million in favor of MHWirth AS, a wholly owned subsidiary of the Company, for fulfillment of certain lease obligations and performance under certain operational support frame agreements.
Indemnification asset
The Company obtained an indemnification asset that is related to the pension liabilities Akastor sold to the Company. As a result, Akastor is contractually obligated to indemnify the Company for that specific liability. An asset was recognized at the same time and measured using the same measurement basis as the liability. This ensured that both the asset and the liability were measured on a consistent basis using similar assumptions.

After initial recognition, an indemnification asset continues to be measured based on the assumptions used to measure the related liability, subject to management’s assessment of collectability of the asset, limited to the amount of the liability to which it relates. As the receivable offsets the liability movement and thus reflecting that the Company is being compensated for this by Akastor, the pension receivable is also remeasured at each reporting date. Therefore, the receivable is accounted for in a similar way in the consolidated statements of income. The indemnification asset is included in related party notes receivable—current and related party notes receivable on the consolidated balance sheets.
19. Segment information and geographic data
Operating segments are defined as components of an entity for which separate financial information is available and evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to allocate resources and assess performance. As of December 31, 2025 and 2024, the Company had two operating segments, ESS and PCS. The Company has identified its reportable segments based on the nature of the products and services, markets served and pricing and go-to-market strategies.

•
ESS is a supplier of drilling solutions and complete topside drilling packages and services to both onshore and offshore oil and gas customers. Key product offerings consist of overhaul, equipment installation and commissioning, services account management, 24/7 technical support, logistics, engineering upgrades, spare parts supply and training and condition-based maintenance. The ESS segment is derived from the acquisition of MHWirth AS.

•
PCS is a supplier of integrated drilling products and services. Key product offerings consist of BOP systems, controls and drilling riser equipment, spare parts supply for rig operations and maintenance programs, overhaul and recertification and reactivation of rigs and technical and operational rig support. The PCS segment is derived from the acquisition of Subsea Drilling Systems.

In addition to its reportable segments, the Company has corporate operations (Headquarters) which include general corporate expenses. Headquarters includes certain corporate stewardship items discussed below necessary to reconcile the reportable segments to the Company’s total amounts.
The CODM, who is the company’s Chief Executive Officer, uses segment operating income as the primary financial measure to evaluate segment performance. Segment operating income is defined as income before taxes (excluding certain corporate stewardship costs which are not allocable to the segments, such as legal, certain corporate finance functions and centrally managed initiatives, other non-operating items, and depreciation and amortization related to certain long-lived assets, including the headquarters office space), net other operating expenses (income), net foreign currency gain/(loss), net other non-operating income (loss), and net interest income (expense). Inter-segment pricing is determined on an arm’s length basis. The CODM uses segment operating income in the budget and forecasting process and to monitor budget versus actual results, which are used in assessing the performance of the segments and to allocate resources to the segments.
Segment assets are not reported to, or used by, the CODM to allocate resources to or assess performance of the Company’s segments.

The following table presents the reconciliation of reportable segment revenue for the year ended December 31, 2025:

	ESS	PCS	Total
Revenue from external customers	$438,553	$383,201	$821,754
Intersegment revenue	15,252	11,667	26,919

Total segment revenue	$453,805	$394,868	$848,673
Elimination of intersegment revenue			(26,919)

Total consolidated revenue			$821,754

The following table presents the reconciliation of segment performance for the year ended December 31, 2025:

	ESS	PCS	Total
Revenue from external customers(a)	$438,553	$383,201
Cost of sales	(303,314)	(237,721)
Selling, general and administrative expenses(b)	(71,121)	(46,142)
Research and development expenses	(2,165)	(648)
Restructuring and other expenses(c)	(4,239)	(392)
Depreciation and amortization(b)	(10,218)	(27,012)

Total segment operating income	$47,496	$71,286	$118,782

Unallocated corporate costs(d)			(10,893)
Foreign currency income			6,790
Other non-operating income			1,263
Interest expense, net			(43,352)

Income before income taxes			$72,590

The following table presents the reconciliation of reportable segment revenue for the year ended December 31, 2024:

	ESS	PCS	Total
Revenue from external customers (a)	$443,189	$400,174	$843,363
Intersegment revenue	5,489	10,115	15,604

Total segment revenue	$448,678	$410,289	$858,967
Elimination of intersegment revenue			(15,604)

Total consolidated revenue			$843,363

The following table presents the reconciliation of segment performance for the year ended December 31, 2024:

	ESS	PCS	Total
Revenue from external customers (a)	$443,189	$400,174	$843,363
Cost of sales	(313,838)	(223,169)
Selling, general and administrative expenses (b)	(72,015)	(63,355)
Research and development expenses	(2,268)	(4,799)
Restructuring and other expenses (c)	301	—
Depreciation and amortization (b)	(9,236)	(27,428)

Total segment operating income	$46,133	$81,423	$127,556

Unallocated corporate costs (d)			(8,942)
Foreign currency loss			(5,293)
Other non-operating income			423
Interest expense, net			(37,255)

Income before income taxes			$76,489

(a)	As the CODM does not regularly review intersegment revenue, it is excluded from the determination of total segment operating income. The CODM uses revenue from external customers to assess performance and allocate resources.
(b)	Depreciation and amortization expense is included in the consolidated statements of income within cost of sales and selling, general and administrative expenses.
(c)	Restructuring and other expenses consist of severance costs primarily related to workforce reductions and reorganization within ESS and impairment of right-of-use assets.
(d)	Unallocated corporate costs include certain corporate stewardship costs that are not allocable to the segments, consisting of centralized finance costs of $8.1 million and $7.0 million for the years ended December 31, 2025 and 2024, respectively, and other corporate expenses of $2.7 million and $1.9 million for the years ended December 31, 2025 and 2024, respectively.
Geographical information
The following table presents consolidated revenue disaggregated by geography on an entity basis for the years ended December 31, 2025 and 2024:

	2025	2024
United States	$301,448	$304,262
Norway	203,012	206,155
Germany	100,285	99,453
United Kingdom	49,863	73,381
Singapore	28,278	45,425
Saudi Arabia	27,795	19,314
United Arab Emirates	27,584	19,904
Brazil	25,561	31,827
Azerbaijan	20,789	20,754
Australia	14,526	10,767
Canada	13,843	—
Other countries	8,770	12,121

Total revenue	$821,754	$843,363

The following table presents long-lived assets on the basis of geographic location as of December 31, 2025 and 2024:

	2025	2024
Headquarters (Netherlands)	$57,794	$59,199
United States	85,904	89,767
Norway	38,570	25,132
Brazil	28,723	25,211
Germany	17,289	17,041
Other countries	21,277	17,007

Total long-lived assets	$249,557	$233,357

20. Earnings per share
For purposes of calculating earnings per share, Class A ordinary shares and Class B ordinary shares are identical. Therefore, the Company has calculated basic earnings per share on the basis of 200 shares. Basic earnings per ordinary share is calculated by dividing the net income attributable to the Company during the period by the weighted average number of ordinary shares outstanding during the same period. There are no adjustments required to be made to net income or the ordinary shares outstanding for purposes of computing basic and diluted earnings per share.

	2025	2024

Numerator (in thousands)
Net income	$46,123	$51,956
Less: Net income attributable to non-controlling interests	669	738

Net income attributable to HMH Holding B.V.	$45,454	$51,218

Denominator
Weighted average ordinary shares—basic and diluted (actual shares)	200	200

Earnings per ordinary shares—basic and diluted (actual)	$227,270	$256,090

21. Subsequent events
The Company evaluated subsequent events through March 4, 2026, the date that the consolidated financial statements were available to be issued.

31,891,652 shares

HMH Holding Inc.

Class A common stock

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the distribution of the securities registered hereby.

Amount
SEC registration fee		$82,139.02
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total expenses	$	*

*	Estimated expenses are not currently known.

Item 14. Indemnification of directors and officers

Limitation of liability

Section 102(b)(7) of the DGCL permits a corporation, in its certificate of incorporation, to eliminate or limit, subject to certain statutory limitations, the personal liability of directors or officers to the corporation or its stockholders for monetary damages for breach of their fiduciary duty as director or officers, except for the following liabilities that cannot be eliminated or limited under the DGCL:

•	for any breach of their duty of loyalty to the company or its stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	with respect to directors, for unlawful payments of dividends or unlawful stock purchases or redemptions, as provided under Section 174 of the DGCL;
•	for any transaction from which the director or officer derived an improper personal benefit; or
•	with respect to officers, in any action by or in the right of the company.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation provides that no director or officer shall be personally liable to us or any of our stockholders for monetary damages resulting from breach of their fiduciary duty as directors or officers, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it now exists or may hereafter be amended. The effect of this provision of our amended and restated certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director or officer for breach of the fiduciary duty of care as a director or officer, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s or officer’s duty of care. Any amendment, repeal or modification of provisions of our amended and restated certificate of incorporation that purports to limit the liability of a director or officer will be prospective only and will not affect any limitation on liability of a director or officer, as applicable, for acts or omissions occurring prior to the date of such amendment, repeal or modification.

Indemnification

Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

We have entered into indemnification agreements with our directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities arising under the Securities Act or the Exchange Act that may be incurred by them in their capacity as such.

The rights to indemnification and advancement of expenses are not deemed exclusive of any other rights which any person covered by our amended and restated certificate of incorporation or the indemnification agreements may have or hereafter acquire under law, our amended and restated certificate of incorporation, our amended and restated bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Our amended and restated bylaws include provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our amended and restated certificate of incorporation and the indemnification agreements. In addition, our amended and restated bylaws provide for the right of an indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our amended and restated bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and any person who is or was serving as a director, officer, employee or agent of our corporation or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or non-profit entity, including with respect to an employee benefit plan, against any expense, liability or loss asserted against them and incurred by them in such capacity, or arising out of their status as such, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or modification of the provisions of our amended and restated bylaws affecting indemnification rights will not adversely affect any right or protection thereunder in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to the time of such repeal or modification.

Item 15. Recent sales of unregistered securities

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2023. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

HMH Inc.’s formation and corporate reorganization

In connection with HMH Inc.’s formation on April 29, 2024, HMH Inc. issued 1,000 shares of common stock, par value $0.01 per share, to HMH B.V. for aggregate consideration of $10.00. These securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering. These securities were cancelled in connection with the Corporate Reorganization.

Pursuant to the terms of the Corporate Reorganization, HMH Inc. issued shares of its Class B common stock to the Principal Stockholders. See “Summary—Initial public offering and corporate reorganization.” These securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering.

The foregoing transactions did not involve any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and financial statement schedules

(a)	Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit number	Description

3.1	Amended and Restated Certificate of Incorporation of HMH Holding Inc., dated April 2, 2026 (incorporated herein by reference to Exhibit 3.1 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

3.2	Amended and Restated Bylaws of HMH Holding Inc., dated April 2, 2026 (incorporated herein by reference to Exhibit 3.2 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

4.1	Form of Class A Common Stock Certificate (incorporated herein by reference to Exhibit 4.2 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

4.2	Registration Rights Agreement, dated as of April 2, 2026, by and among HMH Holding Inc. and the signatories thereto (incorporated herein by reference to Exhibit 4.1 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

4.3	Stockholders’ Agreement, dated April 2, 2026, by and among HMH Holding Inc., Baker Hughes Holdings LLC, Akastor AS and Mercury HoldCo Inc. (incorporated herein by reference to Exhibit 4.2 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

Exhibit number	Description

4.4+	Bond Terms, dated December 15, 2025, between HMH Holding B.V., as issuer, and Nordic Trustee AS, as bond trustee, for HMH Holding B.V.’s 7.875% senior secured bonds (incorporated herein by reference to Exhibit 4.6 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.

10.1	Tax Receivable Agreement, dated April 2, 2026, by and among HMH Holding Inc., HMH Holding B.V., Baker Hughes Holdings LLC, Akastor AS, Mercury HoldCo AS and Mercury HoldCo Inc. (incorporated herein by reference to Exhibit 10.1 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.2

Exchange Agreement, dated April 2, 2026, by and among HMH Holding Inc., HMH Holding B.V., Baker Hughes Holdings LLC, Akastor AS, Mercury HoldCo AS and Mercury HoldCo Inc. (incorporated herein by reference to Exhibit 10.2 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.3	Partnership Agreement of HMH Holding B.V., dated April 2, 2026, by and among HMH Holding B.V., HMH Holding Inc., Baker Hughes Holdings LLC, Akastor AS and Mercury HoldCo Inc. (incorporated herein by reference to Exhibit 10.3 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.4	Form of Director and Officer Indemnification Agreement, dated as of April 2, 2026, by and between HMH Holding Inc. and such Director or Officer party thereto (incorporated herein by reference to Exhibit 10.4 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.5†	Employment Agreement, effective February 12, 2019, between MHWirth AS and Eirik Bergsvik, and amendment thereto, effective January 1, 2023 (incorporated herein by reference to Exhibit 10.10 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

10.6†

Employment Agreement, effective October 1, 2022, among Hydril USA Distribution LLC, HMH Holding B.V. and Thomas W. McGee (incorporated herein by reference to Exhibit 10.11 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

10.7†	Non-Employee Director Compensation Program (incorporated herein by reference to Exhibit 10.12 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

10.8†

Employment Agreement, dated March 31, 2013, between Aker MH AS and Roy A. Dyrseth (incorporated herein by reference to Exhibit 10.13 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

10.9†

Employment Agreement, dated February 14, 2014, between Aker MH AS and Pål Skogerbø (incorporated herein by reference to Exhibit 10.14 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

10.10†

Senior Executive Severance Plan, effective November 19, 2025 (incorporated herein by reference to Exhibit 10.21 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

10.11†

Senior Executive Change-in-Control Severance Plan, effective November 19, 2025 (incorporated herein by reference to Exhibit 10.22 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

Exhibit number	Description

10.12+	Amendment and Restatement to Senior Facility Agreement, dated December 18, 2025, among HMH Holding B.V., as borrower, and DNB Bank ASA, as agent for the lenders (incorporated herein by reference to Exhibit 10.24 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

10.13†	HMH Holding Inc. 2026 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.5 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.14†

Form of Award Agreement replacing founders’ phantom equity award (incorporated herein by reference to Exhibit 10.6 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.15†

Form of Award Agreement replacing 2022 long-term incentive award (incorporated herein by reference to Exhibit 10.7 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.16†

Form of Award Agreement replacing 2023 long-term incentive award (incorporated herein by reference to Exhibit 10.8 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.17†

Form of Award Agreement replacing 2024 long-term incentive award (incorporated herein by reference to Exhibit 10.9 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.18†

Form of Award Agreement replacing 2025 long-term incentive award (incorporated herein by reference to Exhibit 10.10 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.19†

Form of Award Agreement replacing 2023 long-term incentive award for former employees (incorporated herein by reference to Exhibit 10.11 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.20†

Form of Award Agreement replacing 2024 special recognition long-term incentive award (incorporated herein by reference to Exhibit 10.12 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.21†

Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.13 to HMH Holding Inc.’s Current Report on Form 8-K filed with the SEC on April 2, 2026).

10.22†	Form of 2026 Restricted Stock Unit Award Agreement.

10.23†	Form of 2026 Performance Stock Unit Award Agreement.

16.1

Letter of KPMG AS, dated August 19, 2025 (incorporated herein by reference to Exhibit 16.1 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

16.2	Letter of KPMG AS, dated August 19, 2025 (incorporated herein by reference to Exhibit 16.2 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

21.1

List of Subsidiaries of HMH Holding Inc. (incorporated herein by reference to Exhibit 21.1 to HMH Holding Inc.’s Registration Statement on Form S-1, File No. 333-281497, originally filed with the SEC on August 12, 2024).

Exhibit number	Description

23.1	Consent of KPMG LLP (HMH Holding Inc.).

23.2	Consent of KPMG AS (HMH Holding Inc.).

23.3	Consent of KPMG LLP (HMH Holding B.V.).

23.4	Consent of KPMG AS (HMH Holding B.V.).

23.5	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page of this registration statement).

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

107.1	Filing Fee Table.

†	Indicates a management contract or compensatory plan or arrangement.

+	Certain schedules and similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish supplementally a copy of any omitted schedule to the SEC upon request.

(b)	Financial Statement Schedules

See the index to the financial statements included on page F-1 for a list of the financial statements included in this registration statement.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 28, 2026.

HMH Holding Inc.

By:	/s/ Thomas W. McGee
Name: Thomas W. McGee
Title: Chief Financial Officer

Power of attorney

Each person whose signature appears below appoints Thomas W. McGee and Dwight W. Rettig, and each of them, any of whom may act without the joinder of the other, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 28, 2026.

Signature	Title

/s/ Eirik Bergsvik Eirik Bergsvik	Chief Executive Officer (Principal Executive Officer)

/s/ Thomas W. McGee Thomas W. McGee	Chief Financial Officer (Principal Financial Officer)

/s/ Hunain Qureshi Hunain Qureshi	Chief Accounting Officer (Principal Accounting Officer)

/s/ Daniel W. Rabun Daniel W. Rabun	Chair of the Board

/s/ Judson E. Bailey Judson E. Bailey	Director

/s/ Karl Erik Kjelstad Karl Erik Kjelstad	Director

/s/ Lance T. Loeffler Lance T. Loeffler	Director

Signature	Title

/s/ M. Georgia Magno M. Georgia Magno	Director

/s/ Kathleen S. McAllister Kathleen S. McAllister	Director

/s/ Svein O. Stoknes Svein O. Stoknes	Director